Form 10-K, Exhibit 13
period 1993-12-31
BIOGEN INC
filed 1994-03-30
CIK 714655

EXHIBIT 13






SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

Years Ended December 31          1989     1990    1991    1992     1993

Total revenues . . . . . . $     40,894$  59,415$ 69,577$ 135,114$ 149,287
Royalties and product sales.     24,725   44,920  56,477  121,714  136,418
Total expenses . . . . . . .     37,680   51,695  62,391   96,803  116,870
Net income . . . . . . . . .      3,214    7,720   7,186   38,311   32,417
Earnings per common
  share, primary . . . . . .       0.01     0.07    0.15     1.12     0.93
Cash and marketable securities  110,205  104,146 185,990  227,888  270,351
Total assets . . . . . . . .    145,241  158,485 253,067  311,192  356,950
Shareholders' equity . . . .    139,235  145,742 238,989  284,953  325,174


Average shares outstanding,      23,499   25,430  29,964   34,198   34,720
primary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

   Biogen, Inc. (the "Company") is a biopharmaceutical company principally engaged in developing and manufacturing drugs for human healthcare through genetic engineering. The Company's primary source of revenues consists of royalties received from licensees that sell products based on technology developed by the Company. These royalties, which have included certain one-time payments, are primarily derived from sales of alpha interferon and hepatitis B products. Until Biogen markets its own products directly, royalties are expected to remain the Company's major source of revenues.

   As the majority of revenues that Biogen receives is based on product sales by its licensees and other events over which the Company has no control, the Company's total revenues and income may continue to fluctuate and quarter to quarter comparisons may not necessarily be meaningful.

RESULTS OF OPERATIONS

1993 AS COMPARED TO 1992

Revenues

   Biogen's total revenues in 1993 were $149.3 million as compared to $135.1 million in 1992, an increase of 10%, which resulted mostly from higher royalties and product sales.

   Revenues from royalties and product sales grew to $136.4 million in 1993 from $121.7 million in 1992, an increase of 12%. This increase was due primarily to ongoing royalties received from licensee sales of alpha interferon. Sales of alpha interferon, sold by Schering-Plough Corporation ("Schering"), were $572 million in 1993 as compared to $478 million in 1992. The increase in alpha interferon sales is primarily attributable to the continued use of alpha interferon in Japan for the treatment of hepatitis C since its approval in mid-1992. Sales of hepatitis B vaccines, sold by SmithKline Beecham plc ("SmithKline") and Merck & Co., Inc. ("Merck"), increased 10% due mostly to higher sales levels in Europe. The Company, in general, expects continued increases in sales of licensed products but at lower growth rates than had been experienced during 1992 and 1993. However, there are numerous health care reform initiatives currently underway in the United States and other major pharmaceutical markets and it is not yet clear what effect, if any, these initiatives or other developments may have on product sales by the Company's licensees.
In addition, these sales levels may fluctuate from quarter to quarter due to the timing and extent of major events such as new indication approvals or licensing arrangements. In the first quarter of 1994, the Company licensed certain patent rights for gene expression to Eli Lilly and Company ("Lilly"). The Company expects to recognize approximately $15 million in royalties from Lilly in 1994, the majority of which will be recognized in the first quarter.

   Revenues from research and development contracts for 1992 were from an AIDS research and development funding agreement entered into during the third quarter of 1989 with an insurance company. As of December 31, 1992, all funds had been recognized under this contract.

   Interest income for 1993 increased from 1992 due primarily to the increase in invested funds generated from higher revenue and profit levels.

Expenses

   Total expenses were $114.7 million in 1993 as compared to $95.2 million in 1992. Cost of sales increased $2.8 million due to the higher level of royalty income received during 1993. Research and development costs were $79.3 million in 1993 compared to $60.4 million in 1992, an increase of 31%. The increase in research and development costs was due primarily to the expanded clinical development of the Company's lead drug candidates, Hirulog(TM) thrombin inhibitor and recombinant beta interferon. Both drug candidates are in Phase II and Phase III clinical trials for a variety of indications. The increase in research and development costs was also attributable to a charge in the fourth quarter related to obtaining rights to beta interferon patents for worldwide manufacture and sale. The Company expects its research and development costs to continue to increase as it expands the clinical programs for Hirulog(TM), recombinant beta interferon and other therapeutics.

   Other expenses decreased $2.4 million in 1993 as compared to 1992. During the first quarter of 1993, the Company incurred a charge of approximately $1.8 million to write off its remaining interest in a European joint venture which followed a $5.1 million write-down that was incurred in the second half of 1992. These adjustments occurred as a result of the venture entering bankruptcy proceedings and the Company's reassessment of its European operations strategy. During the second quarter of 1993, the Company incurred a charge of approximately $4.3 million as a result of a patent settlement between Schering and Genentech, Inc. The settlement includes a worldwide license to certain patented technology and processes of Genentech, Inc. used to produce recombinant alpha interferon by Schering, the Company's licensee. In 1992, the Company also incurred costs relating to disputes of the royalty arrangements under certain of its licensing agreements including an adverse ruling rendered in the fourth quarter of 1992 regarding the rate of royalties payable from international sales of hepatitis B vaccines by SmithKline. The Company has received leave to appeal this decision from the English Chancery Court. In the first quarter of 1993, SmithKline initiated arbitration in the United States regarding similar royalty provisions in a separate agreement governing sales of hepatitis B vaccines by SmithKline in the United States. The amount in dispute at the end of 1993 was approximately $14 million.
The Company believes that an adverse ruling in the United States is not probable.

   Income tax expense was $2.2 million for 1993 which is substantially less than the amount computed at U.S. federal statutory rates because of the utilization of net operating loss carryforwards. Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Adoption of this statement had no effect on the Company's consolidated financial position and results of operations as income taxes were formerly accounted for using the asset and liability approach in accordance with SFAS No. 96.

1992 AS COMPARED TO 1991

Revenues

   Biogen's total revenues in 1992 were $135.1 million as compared to $69.6 million in 1991, an increase of 94%, which resulted mostly from higher royalties and product sales.

   Revenues from royalties and product sales grew to $121.7 million in 1992 from $56.5 million in 1991, an increase of 116%. This increase was due primarily to ongoing royalties received from licensee sales of alpha interferon and hepatitis B vaccine, which more than doubled from 1991. Sales of alpha interferon were $478 million in 1992 as compared to $251 million in 1991. The significant increase in alpha interferon sales was primarily attributable to sales in Japan for the treatment of hepatitis C. Sales of hepatitis B vaccines, sold by SmithKline and Merck, also increased significantly. The increase in sales of hepatitis B vaccines was due largely to a mandatory vaccination program that was put in place in 1992 for workers covered by OSHA regulations and a large increase in the number of childhood vaccinations in the United States.

   Revenues from research and development contracts for 1992 and 1991 were from an AIDS research and development funding agreement entered into during the third quarter of 1989 with an insurance company.

   Interest income for 1992 increased from 1991 due primarily to the increase in invested funds resulting from the common stock offering completed on December 2, 1991 and cash generated from higher revenue and profit levels.

Expenses

   Total expenses were $95.2 million in 1992 as compared to $62.1 million in 1991. Cost of sales increased $5.4 million due to the higher level of royalty income received during 1992. Research and development costs were $60.4 million in 1992 compared to $44.3 million in 1991, an increase of 36%. The increase in research and development costs was due primarily to the expanded clinical development of the Company's lead drug candidates, Hirulog(TM) thrombin inhibitor and recombinant beta interferon. The increase in research and development costs was also attributable to a charge in the first quarter related to the upgrade of certain manufacturing equipment as well as higher patent expenses.

   General and administrative expenses increased $2.7 million in 1992 as compared to 1991. A significant portion of this increase was due to higher legal expenses and personnel-related costs.

   Other expenses increased $8.9 million in 1992 as compared to 1991.
This increase includes a charge of $5.1 million for the write-down of the Company's fifty percent interest in a European joint venture. In addition, the Company incurred costs relating to disputes of the royalty arrangements under certain of its licensing agreements including an adverse ruling rendered in the fourth quarter of 1992 regarding the rate of royalties payable from international sales of hepatitis B vaccines by SmithKline.

   Income tax expense increased in 1992 as compared to the 1991 amount as a result of increased pretax earnings and was substantially less than the amount computed at U.S. federal statutory rates because of the utilization of net operating loss carryforwards.

FINANCIAL CONDITION

   At December 31, 1993, cash, cash equivalents and marketable securities amounted to $270.4 million, a $42.5 million increase from the $227.9 million on hand at the end of 1992. Working capital was $277.6 million at December 31, 1993, an increase of $35.4 million from December 31, 1992.
Net cash provided from operating activities in 1993 was $47.6 million while the Company's common stock option and purchase plans provided $7.8 million. Outflows of cash included investments in property and equipment and patents of $13.5 million. Property and equipment additions related primarily to expanding and upgrading the Company's manufacturing and research facilities in Cambridge, Massachusetts. Also, during the fourth quarter of 1993, the Company commenced construction of a 150,000 square foot building in Cambridge, Massachusetts to house research laboratories and offices. The anticipated cost of construction including land is approximately $40 million. Upon completion of the building in 1995, the Company has the option, subject to certain conditions, to obtain a secured term loan with a bank for up to $25 million for a period of up to 10 years.

   In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company will adopt the provisions of SFAS No. 115 effective January 1, 1994. The Company does not expect the adoption of this statement to have a significant effect on its consolidated financial condition and results of operations.

The Company is the general partner of Biogen Medical Products Limited Partnership ("BMPLP"). BMPLP was formed for the continued development of commercial products based on gamma interferon and interleukin-2 (the "partnership products"). The Company agreed to extend the term of the development contract with BMPLP until December 31, 1994. The Company did not incur any significant costs with respect to BMPLP in 1993 but has the option to provide up to $9.2 million to BMPLP to continue development of the partnership products.

   The Company believes that the financial resources available to it, including its current working capital and its existing and anticipated contractual relationships, may be sufficient to finance its planned operations and capital expenditures for the near term. However, the Company expects that it may have additional funding needs, the extent of which will depend upon the level of royalties and product sales, the outcome of clinical trial programs, the receipt and timing of required regulatory approvals for products, the results of research and development efforts and business expansion opportunities. Accordingly, from time to time, the Company may obtain funding through various means which could include collaborative agreements, lease financings, sales of equity or debt securities and other financing arrangements.

BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(dollars in thousands)
December 31                                          1993       1992

ASSETS
CURRENT ASSETS
  Cash and cash equivalents. . . . . . . . . $       74,546$    85,863
  Marketable securities. . . . . . . . . . . .      195,805    142,025
  Accounts receivable:
   Affiliate . . . . . . . . . . . . . . . . .          - -      1,005
   Other . . . . . . . . . . . . . . . . . . .       31,695     32,410
  Other. . . . . . . . . . . . . . . . . . . .        7,378      7,144
  Total current assets . . . . . . . . . . . .      309,424    268,447
		                                                  =======    =======
PROPERTY AND EQUIPMENT
  Leasehold improvements . . . . . . . . . . .       31,544     29,407
  Equipment. . . . . . . . . . . . . . . . . .       28,555     23,934
  Construction in progress . . . . . . . . . .        4,012        - -
  Total cost . . . . . . . . . . . . . . . . .       64,111     53,341
  Less accumulated depreciation. . . . . . . .       25,611     21,035
  Property and equipment, net. . . . . . . . .       38,500     32,306

OTHER ASSETS
  Investment in joint venture. . . . . . . . .          - -      1,803
  Patents, net of amortization of $5,782 in 1993
   and $4,213 in 1992. . . . . . . . . . . . .        7,164      6,548
  Other. . . . . . . . . . . . . . . . . . . .        1,862      2,088
  Total other assets . . . . . . . . . . . . .        9,026     10,439
																																                   $356,950$   311,192
                                                   ========    =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable:
  Affiliate. . . . . . . . . . . . . . . . . $         - -$        708
  Other. . . . . . . . . . . . . . . . . . . .        2,916      3,188
Accrued expenses and other . . . . . . . . . .       28,860     22,343
Total current liabilities. . . . . . . . . . .       31,776     26,239

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common stock, par value $0.01 per share
  (55,000,000 shares authorized; issued:
   1993 - 32,299,835;
   1992 - 31,733,749)  . . . . . . . . . . . .          323        317
  Additional paid-in capital . . . . . . . . .      353,247    345,445
  Deficit. . . . . . . . . . . . . . . . . . .      (28,462)   (60,879)
  Accumulated translation adjustment . . . . .           66         70
  Total shareholders' equity . . . . . . . . .      325,174    284,953
                                                    $356,950   $311,192
   . . . . . . . . . . . . . . . . . . . . . .      ========   ========
See Notes to Consolidated Financial Statements.
BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)
Years Ended December 31                          1993     1992     1991

REVENUES
  Royalties and product sales. . . . . . $     136,418$ 121,714$  56,477

  Research and development contracts . . .         - -    2,035    4,965

  Interest . . . . . . . . . . . . . . . .      12,869   11,365    8,135

  Total revenues . . . . . . . . . . . . .     149,287  135,114   69,577

EXPENSES
  Cost of sales. . . . . . . . . . . . . .      12,139    9,384    4,033

  Research and development . . . . . . . .      79,315   60,399   44,292

  General and administrative . . . . . . .      17,236   16,985   14,328

  Other. . . . . . . . . . . . . . . . . .       5,980    8,415   (522)

  Total expenses . . . . . . . . . . . . .     114,670   95,183   62,131


INCOME BEFORE INCOME TAXES . . . . . . . .      34,617   39,931    7,446

Income taxes . . . . . . . . . . . . . . .       2,200    1,620      260

NET INCOME . . . . . . . . . . . . . . . .      32,417   38,311    7,186

Preferred stock dividends. . . . . . . . .         - -      - -    2,679

EARNINGS APPLICABLE TO COMMON STOCK. . . .     $32,417  $38,311   $4,507


EARNINGS PER SHARE OF COMMON STOCK
  Primary. . . . . . . . . . . . . . . . .     $  0.93  $  1.12   $ 0.15


  Fully diluted. . . . . . . . . . . . . .     $  0.92  $  1.08   $ 0.15


Average number of shares outstanding
  Primary. . . . . . . . . . . . . . . . .      34,720   34,198   29,964


  Fully diluted. . . . . . . . . . . . . .      35,124   35,429   29,964


Royalties and product sales include amounts from affiliates of $160 in 1992 and $1,867 in 1991.
See Notes to Consolidated Financial Statements.

BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands)
Years Ended December 31                          1993     1992     1991


CASH FLOWS FROM OPERATING ACTIVITIES
  Net income . . . . . . . . . . . . . . . $    32,417$  38,311   $7,186
  Adjustments to reconcile net income to net cash
  provided from operating activities:
   Depreciation and amortization . . . . . .     6,657    7,141    5,064
   Write-down of investment in joint venture     1,803    5,118      - -
   Other . . . . . . . . . . . . . . . . . .      (330)     306   (1,155)
   Changes in:
         Accounts receivable . . . . . . . .     1,720   (15,026)(5,174)
         Other current assets. . . . . . . .    (234)    (2,359)  (1,372)
         Accounts payable, accrued expenses
            and other liabilities. . . . . .     5,537    9,561    1,335
 Net cash provided from operating activities . .47,570   43,052    5,884

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of marketable securities, net. .   (53,228) (11,557) (37,274)
  Acquisitions of property and equipment . .   (10,770)  (9,379)  (8,426)
  Additions to patents . . . . . . . . . . .    (2,697)  (2,933) (2,634)
  Net cash used by investing activities. . .   (66,695) (23,869) (48,334)

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock and option exercises. 7,808   10,033   89,455
  Preferred stock dividends paid . . . . . .       - -      - -   (2,932)
  Net cash provided from financing activities. . 7,808   10,033   86,523

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS . . . . . . . . . . . . .   (11,317)  29,216   44,073

CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR. . . . . . . . . . . . . . . . . .    85,863   56,647   12,574

CASH AND CASH EQUIVALENTS, END OF YEAR . . $    74,546$  85,863$  56,647

See Notes to Consolidated Financial Statements.

BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(in thousands)
Years Ended December 31, 1993, 1992 and 1991
                                                       Additional               Accumulated  Share-
                             Preferred    Common       Paid-in                  Translation  holders'
                             Stock        Stock        Capital     Deficit      Adjustment   Equity
Balance, December 31, 1990.   $    28      $   229     $246,017     $(103,444)   $2,912      $145,742

Preferred dividends . . . .                                          (2,932)                   (2,932)
Conversion of preferred to common              (28)                                               (28)
Issuance of common. . . . .                     69       81,416                                81,485
Exercise of options . . . .                     10        7,988                                 7,998
Net income. . . . . . . . .                                           7,186                     7,186
Translation adjustment. . .                                                         (462)       (462)

Balance, December 31, 1991.       - -          308      335,421     (99,190)       2,450      238,989

Issuance of common. . . . .                                 345                                   345
Exercise of options . . . .                      9        9,679                                 9,688
Net income. . . . . . . . .                                          38,311                    38,311
Write-down of joint venture                                                      (3,352)      (3,352)
Translation adjustment. . .                                                          972          972

Balance, December 31, 1992.       - -          317      345,445     (60,879)          70      284,953

Issuance of common. . . . .                                 475                                   475
Exercise of options . . . .                      6        7,327                                 7,333
Net income. . . . . . . . .                                          32,417                    32,417
Translation adjustment. . .                                                           (4)         (4)

Balance, December 31, 1993.   $   - -      $   323     $353,247     $(28,462)    $    66     $325,174


See Notes to Consolidated Financial Statements.

BIOGEN, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Biogen, Inc. (the "Company") is a biopharmaceutical company principally engaged in developing and manufacturing drugs for human healthcare through genetic engineering. The Company's revenues are generated from the worldwide sales by licensees of five products, including alpha interferon and hepatitis B vaccines and diagnostic products. Biogen is focused primarily on developing and testing products for the treatment of cardiovascular disease, inflammatory diseases, AIDS, certain cancers and viruses.

Consolidation Principles

The financial statements include the accounts of Biogen, Inc. and its subsidiaries, each of which is wholly owned. Intercompany balances and transactions have been eliminated.

Translation of Foreign Currencies

Adjustments resulting from the translation of the financial statements of the Company's foreign operations are excluded from the determination of net income and accumulated in a separate component of shareholders' equity. Foreign exchange transaction gains and losses are included in the results of operations. Such amounts for the years presented were insignificant.

Cash, Cash Equivalents and Marketable Securities

For purposes of reporting cash flows, the Company considers time deposits and certificates of deposit purchased with a maturity of 90 days or less to be cash equivalents. Marketable securities are carried at cost which approximates market. The Company invests in U.S. government securities and corporate bonds and notes with strong credit ratings. The Company limits the amount of investment exposure to any one institution.

Property and Equipment

Property and equipment is carried at cost and depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are being amortized over the terms of leases, up to 20 years. Equipment is being depreciated over estimated useful lives from 5 to 10 years.

Patents

The costs of patents and patent applications are amortized on the straight-line basis over estimated useful lives, up to 15 years.

Revenues

The Company receives revenues under license agreements with a number of third parties that sell products based on technologies developed by the Company. All of these agreements provide for the payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on estimates of the sales that occurred during the relevant period. Many of these agreements also provide for the payment of one-time, non-refundable fees when the agreement is signed or when commercial goals are achieved. These fees are recorded as revenue in accordance with the terms of the particular agreement. Revenues from research and development contracts were derived from a collaborative agreement with an insurance company (see note 4).

Research and Development Expenses

Research and development costs are expensed as incurred.

Income Taxes

Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Adoption of this statement had no effect on the Company's consolidated financial position and results of operations as income taxes were formerly accounted for using the asset and liability approach in accordance with SFAS No. 96.


Earnings Per Share of Common Stock

Earnings per share of common stock is computed by dividing net income, after deducting preferred stock dividends, by the weighted average number of shares of common stock and common stock equivalents outstanding, which include options and warrants. For 1991, primary earnings per share has been substituted for fully diluted earnings per share since the fully diluted calculation produced an antidilutive result.

2.  BIOGEN MEDICAL PRODUCTS LIMITED PARTNERSHIP

The Company is the general partner of Biogen Medical Products Limited Partnership ("BMPLP"). BMPLP was formed for the continued development of commercial products based on gamma interferon and interleukin-2 (the "partnership products").

Under terms of a development contract, the Company performs research and development work on behalf of BMPLP, which is reimbursable at cost. Expenses incurred by the Company as a result of this work were $.8 million in 1992 and $.9 million in 1991. BMPLP has earned revenues from sales or licensing arrangements related to the partnership products which have been payable to the Company as repayment of a loan made by the Company. The amounts earned from BMPLP and included in the Company's royalties and product sales revenues were $.2 million in 1992 and $1.9 million in 1991. Revenues and expenses recorded with respect to BMPLP by the Company in 1993 were insignificant.

The Company agreed to extend the term of the development contract with BMPLP until December 31, 1994. The Company has the option to provide up to an additional $9.2 million to BMPLP to continue development of the partnership products.


3. INVESTMENT IN JOINT VENTURE

During the third quarter of 1992, the Company incurred a charge of approximately $5.1 million, included in other expenses, for the write-down of its fifty percent interest in a European joint venture. In connection with this write-down the Company discontinued use of the equity method of accounting for the venture. During the first quarter of 1993, the Company incurred a charge to other expenses of approximately $1.8 million for the write-off of its remaining interest in the venture. These adjustments occurred as a result of the venture entering bankruptcy proceedings and the Company's reassessment of its European operations strategy.


4. RESEARCH AND DEVELOPMENT AGREEMENT

During 1989, the Company entered into a funding arrangement for one of its research projects with an insurance company, which expired on December 31, 1992. Under this agreement, the Company received $20 million. Approximately $5 million of this amount was received in exchange for issuing 1.8 million common stock warrants with an exercise price of $17 per share. The Company began receiving the remainder of the funds at the end of 1989 at a rate of fifty percent of development costs incurred, subject to certain limits. These payments were used to partially fund the Company's development costs for rsCD4-based products. Biogen will pay royalties to the insurance company on worldwide sales of rsCD4-based products subject to specified maximums.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS


The estimated fair values of the Company's financial instruments at December 31, are as follows:

                                        1993               1992
                                 Carrying   Fair    Carrying   Fair
(in thousands)                    Amount    Value    Amount    Value


Cash and cash equivalents. . .    $74,546  $74,546   $85,863  $85,863
Marketable securities. . . . .    195,805  197,504   142,025  144,333


The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of marketable securities and other investments are estimated based on quoted market prices for those investments.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company will adopt the provisions of SFAS No. 115 effective January 1, 1994. The Company does not expect the adoption of this statement to have a significant effect on its consolidated financial condition and results of operations.



6.  ACCRUED EXPENSES AND OTHER

The following items are included in accrued expenses and other at December
31:


(in thousands)                                     1993           1992


Royalties and licensing fees . . . . . . .      $14,614         $12,385
Clinical trial costs . . . . . . . . . . .      4,614            1,033
Restructuring. . . . . . . . . . . . . . .       3,725           3,025
Income taxes . . . . . . . . . . . . . . .       2,481           1,515
Other. . . . . . . . . . . . . . . . . . .       3,426           4,385
                                                $28,860         $22,343
                                                =======         =======

7.  PENSIONS

The Company has a defined benefit pension plan which provides benefits to substantially all of its employees. The Company also has a supplemental retirement benefit plan, adopted in 1991, which covers certain employees. The pension plans are noncontributory with benefit formulas based on employee earnings and credited years of service. The Company's funding policy for its pension plans is to contribute amounts deductible for federal income tax purposes. Funds contributed to the plans are invested primarily in fixed income and equity securities. Pension cost for the years ended December 31 are summarized below:

(in thousands)                                   1993     1992     1991


Service cost . . . . . . . . . . . . . . .      $  477   $  356   $  308
Interest cost. . . . . . . . . . . . . . .         236      215      196
Actual return on plan assets . . . . . . .        (113)    (155)    (291)
Net amortization and deferral. . . . . . .         (33)     (28)     124

Net pension cost . . . . . . . . . . . . .      $  567   $  388   $  337



The funded status of the defined benefit plans at December 31, is as follows:


(in thousands)                                   1993     1992


Actuarial present value of:
 Vested benefits obligation. . . . . . . .      $(2,462) $(1,441)
 Non-vested benefits . . . . . . . . . . .        (266)    (158)


 Accumulated benefit obligation. . . . . .      $(2,728) $(1,599)


Projected benefit obligation . . . . . . .      $(4,018) $(2,506)

Plan assets at fair value. . . . . . . . .      $1,815   $1,772

Projected benefit obligation in excess
 of plan assets. . . . . . . . . . . . . .      $(2,203) $ (734)
Unrecognized net asset . . . . . . . . . .        (104)    (125)
Unrecognized net (gain) loss . . . . . . .         559     (427)
Unrecognized prior service cost. . . . . .         202      222


Accrued pension cost . . . . . . . . . . .      $(1,546) $(1,064)



The projected benefit obligation was determined using an assumed discount rate of 7.5% for 1993 and 9% for 1992. The assumed long-term compensation increase rates were 5% for 1993 and 6% for 1992. The assumed long-term rate of return on plan assets was 8% for both years.

8.  INCOME TAXES

The components of income (loss) before income taxes and of income tax expense for the years ended December 31 follow:

(in thousands)                                   1993     1992     1991


Income (loss) before income taxes:
 Domestic. . . . . . . . . . . . . . . . .      $37,218  $45,522  $6,879
 Foreign . . . . . . . . . . . . . . . . .      (2,601)  (5,591)     567
                                                $34,617  $39,931  $7,446


Income tax expense:
 Federal . . . . . . . . . . . . . . . . .      $1,700   $1,300   $  120
 State . . . . . . . . . . . . . . . . . .         476      313      115
 Foreign . . . . . . . . . . . . . . . . .          24        7       25
                                                $2,200   $1,620   $  260
                                                ======   ======   ======




Deferred tax assets (liabilities) are comprised of the following at December 31:


(in thousands)                                     1993          1992


Tax credits. . . . . . . . . . . . . . . .      $15,210           $9,936
Loss carryforwards . . . . . . . . . . . .      31,753            39,729
Other. . . . . . . . . . . . . . . . . . .       4,858            4,035
Gross deferred tax assets. . . . . . . . .      51,821            53,700

Depreciation and amortization. . . . . . .      (4,222)           (2,442)
Gross deferred tax liabilities . . . . . .      (4,222)           (2,442)

Deferred tax assets valuation allowance. .     (47,599)        (51,258)
                                                $  - -        $   - -
                                                ==========    =========

The net change in the valuation allowance was a decrease of $3.7 million in 1993 and $4.0 million in 1992. Of the $47.6 million valuation allowance at December 31, 1993, $28.2 million relating to deductions for non-qualified stock options will be credited to paid-in capital if realized.

The Company increased its gross deferred tax assets and liabilities in 1993 as a result of legislation enacted in the United States during the current year increasing the corporate tax rate from 34% to 35% commencing January 1, 1993.
A reconciliation between the amount of reported income tax expense and the amount computed using the U.S. federal statutory rate of 35% for 1993 and 34% for 1992 and 1991 follows:


(in thousands)                                   1993     1992     1991


Income at statutory rates. . . . . . . . .      $12,116  $13,577  $2,532
Foreign income at other than U.S. rates. .        (253)    (655)      56
Utilization of net operating loss
  carryforwards. . . . . . . . . . . . . .     (11,159) (14,070)  (2,510)
Effects of losses not currently utilizable       1,187    2,562      - -
Other. . . . . . . . . . . . . . . . . . .         309      206      182
Reported income tax expense. . . . . . . .      $2,200   $1,620   $  260



At December 31, 1993, the Company had net operating loss carryforwards available in the United States for federal income tax return purposes of $89 million and tax credits of $11 million which expire at various dates through 2008. Total income tax payments for the years ended December 31, 1993, 1992 and 1991 amounted to $983,000, $745,000 and $197,000, respectively.


9.  COMMITMENTS AND CONTINGENCIES

The Company rents laboratory and office space and certain equipment under noncancellable operating leases. The rental expense under these leases, which terminate at various dates through 2004, amounted to $3.6 million in 1993 ($3.5 million in 1992 and $3.3 million in 1991). The lease agreements contain various clauses for renewal at the option of the Company and, in certain cases, escalation clauses linked generally to rates of inflation. At December 31, 1993, minimum annual rental commitments under noncancellable leases were as follows:

(in thousands)
Year

1994 . . . . . . . . . . . . . . . . . . . . . .        $4,249
1995 . . . . . . . . . . . . . . . . . . . . . .         4,230
1996 . . . . . . . . . . . . . . . . . . . . . .         4,086
1997 . . . . . . . . . . . . . . . . . . . . . .         3,856
1998 . . . . . . . . . . . . . . . . . . . . . .         1,919
Thereafter . . . . . . . . . . . . . . . . . . .         3,399

Total minimum lease payments . . . . . . . . . .        $21,739

During the fourth quarter of 1993, the Company commenced construction of a 150,000 square foot building in Cambridge, Massachusetts to house research laboratories and offices. The anticipated cost of construction including land is approximately $40 million. Upon completion of the building in 1995, the Company has the option, subject to certain conditions, to obtain a 7.5% secured term loan with a bank for up to $25 million for a period of up to 10 years.

In the fourth quarter of 1992, SmithKline Beecham plc ("SmithKline") received a favorable foreign arbitration decision against Biogen regarding the rate of royalties payable on international sales of hepatitis B vaccines by SmithKline. The Company has received leave to appeal this decision from the English Chancery Court. In the first quarter of 1993, SmithKline initiated arbitration in the United States regarding similar royalty provisions in a separate agreement governing sales of hepatitis B vaccines by SmithKline in the United States. The amount in dispute at the end of 1993 was approximately $14 million. The Company believes that an adverse ruling in the United States is not probable.

In the first quarter of 1994, the Company licensed certain patent rights for gene expression to Eli Lilly and Company ("Lilly"). The Company expects to recognize approximately $15 million in royalties from Lilly in 1994, the majority of which will be recognized in the first quarter.


10.  SHAREHOLDERS' EQUITY

Convertible Exchangeable Preferred Stock

The Company has authority to issue 20,000,000 shares of $.01 par value preferred stock. On June 24, 1991, the Company completed the redemption of its $2.125 convertible exchangeable preferred stock. Virtually all of the 2,760,000 shares of convertible exchangeable preferred stock then outstanding were converted into common stock at a rate of 1.6393 shares of common stock for each share of convertible exchangeable preferred stock.
As a result of this conversion, the Company no longer pays dividends on the convertible exchangeable preferred stock, which totaled $5.9 million per year.

Common Stock

The Company has authority to issue 55,000,000 shares of $.01 par value common stock. On December 2, 1991, the Company completed a public offering of 2,300,000 shares of its common stock at a price of $37.00 per share.
The proceeds of the offering, after deducting related costs, were approximately $81.1 million.

Shareholder Rights Plan

In 1989, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "right") for each share of common stock outstanding. Each right entitles the holder to purchase from the Company one one-hundredth of a share of $.01 par value Series A junior participating preferred stock at a price of $68.00 per one-hundredth of a share, subject to certain adjustments. The rights are exercisable only if a person or group acquires 20% or more of the outstanding common stock of the Company or commences a tender offer which would result in the ownership of 20% or more of the outstanding common stock of the Company; or if 10% of the Company's common stock is acquired and the acquirer is determined by the Board of Directors to be an adverse person (as defined in the rights plan). Once a right becomes exercisable, the plan allows the Company's shareholders to purchase common stock at a substantial discount. Unless earlier redeemed, the rights expire on May 8, 1999. The Company is entitled to redeem the rights at $.01 per right subject to adjustment for any stock split, stock dividend or similar transaction.

As of December 31, 1993, the Company has authorized the issuance of 400,000 shares of Series A junior participating preferred stock for use in connection with the shareholder rights plan.

Share Option and Purchase Plans

The Company has several plans and arrangements under which it may grant options to employees, Directors, Scientific Board members and consultants to purchase common stock. Options are granted for periods of up to 10 years and become exercisable in installments over periods of up to 7 years or upon the achievement of scientific or other goals. Activity under these plans and arrangements follows:

                                                1993      1992      1991

Outstanding, January 1 . . . . . . . . . .  4,785,293 4,381,635  4,770,677
Granted. . . . . . . . . . . . . . . . . .    917,327 1,464,153    781,829
Exercised. . . . . . . . . . . . . . . . .   (564,021) (902,278)(1,010,603)
Cancelled. . . . . . . . . . . . . . . . .   (383,269) (158,217)  (160,268)
Outstanding, December 31 . . . . . . . . .  4,755,330 4,785,293  4,381,635



Options were exercised during the three years ended December 31, 1993 at prices ranging from $4.25 to $41.50 per share. The exercise price of options outstanding at December 31, 1993, 1992 and 1991 ranged from $4.25 to $48.38 per share. At December 31, 1993, 2,260,508 options were exercisable and 1,840,056 shares were reserved for issuance of additional options which may be granted under the plans.

The Company also has an employee stock purchase plan covering substantially all of its employees. This plan allows employees to purchase common stock at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under this plan are subject to certain limitations and may not exceed an aggregate of 250,000 shares during the term of the plan; no shares may be issued after December 31, 1997. Through December 31, 1993, 87,783 shares have been issued under this plan.

Common Stock Warrants

At December 31, 1993, 1.8 million warrants issued in connection with a research agreement with an insurance company were outstanding. Each warrant entitles the holder to purchase one share of the Company's common stock and may be exercised at $17.00 per share through December 31, 1996. At December 31, 1993, 602,800 warrants issued in connection with the research and development arrangement with BMPLP were outstanding. Each warrant entitles the holder to purchase one share of the Company's common stock and may be exercised at $20.00 per share through June 30, 1994.

11.  GEOGRAPHIC DATA

Revenues, excluding interest, were derived in the following geographic areas for the years ended December 31:


(in thousands)                                   1993     1992     1991


United States. . . . . . . . . . . . . . .     $45,846   $45,885  $21,937

Japan. . . . . . . . . . . . . . . . . . .      43,959   27,576    1,986

Europe . . . . . . . . . . . . . . . . . .      32,273   41,582   30,653

Other. . . . . . . . . . . . . . . . . . .      14,340    8,706    6,866

                                               $136,418  $123,749 $61,442
                                                =======   =======  ======



The Company received revenues from two unrelated parties in 1993 accounting for 57% and 25% of revenues before interest (two unrelated parties in 1992 accounting for 53% and 28%, and two unrelated parties in 1991 accounting for 46% and 18%).

12.  QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousand, except per share amounts)

                                First   Second    Third  Fourth    Total
                               Quarter  Quarter  Quarter Quarter   Year



1993

Total revenues . . . . . . .    $35,421 $37,854  $37,305  $38,707 $149,287
Royalties and product sales.    32,540  34,714   33,942   35,222  136,418
Total expenses . . . . . . .    24,161  32,210   26,030   34,469 116,870
Net income . . . . . . . . .    11,260   5,644   11,275    4,238  32,417
Earnings per share of common stock
  Primary. . . . . . . . . .      0.32    0.17     0.33     0.11    0.93
  Fully diluted. . . . . . .      0.32    0.17     0.32     0.11    0.92



1992

Total revenues . . . . . . .    $19,122 $20,905  $40,603  $54,484 $135,114
Royalties and product sales.    15,541  17,649   37,489   51,035 121,714
Total expenses . . . . . . .    18,308  20,240   29,463   28,792  96,803
Net income . . . . . . . . .       814     665   11,140   25,692  38,311
Earnings per share of common stock
  Primary  . . . . . . . . .      0.02    0.02     0.33     0.75    1.12
  Fully diluted  . . . . . .      0.02    0.02     0.32     0.72    1.08




Total expenses for the third quarter of 1992 includes a charge of approximately $5.1 million for the write-down of a fifty percent interest in a European joint venture. Royalties and product sales for the third and fourth quarters of 1992 include approximately $10 million and $14 million which relate to licensee sales of the prior quarter. Total year figures are audited.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Biogen, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Biogen, Inc. and its subsidiaries at December 31, 1993, and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Boston, Massachusetts
January 20, 1994

SHAREHOLDER INFORMATION       SEC FORM 10-K
CORPORATE HEADQUARTERS        A copy of the Company's annual report
                              to the Securities and Exchange
Biogen, Inc.                  Commission on Form 10-K is available
14 Cambridge Center           without charge upon written request
Cambridge, MA 02142           to the Corporate Communications
Telephone: (617) 252-9200     Department, Biogen, Inc.,
Fax: (617) 252-9617           14 Cambridge Center, Cambridge, MA
                              02142.

ANNUAL MEETING:               TRANSFER AGENT:
Friday, June 3, 1994 at       For shareholder questions regarding
10:00 a.m. at Corporate       lost certificates, address changes,
Headquarters.  All            changes of ownership or name in
shareholders are welcome.     which the shares are held, direct
                              inquiries to:

MARKET FOR SECURITIES:        State Street Bank and Trust Company
Biogen's securities are       P.O. Box 8200
quoted on the NASDAQ          Boston, MA 02266-8200
National Market System.       Telephone: (800) 426-5523
Common stock symbol: BGEN.
Warrant symbol: BGENW.        INDEPENDENT ACCOUNTANTS:
                              Price Waterhouse
As of February 25, 1994,      160 Federal Street
there were approximately      Boston, MA 02110
3,581 holders of record of
the Company's Common Stock.   U.S. LEGAL COUNSEL
The Company has not paid any  Mintz, Levin, Cohn, Ferris, Glovsky dividends on its Common Stock and Popeo, P.C.
since its inception, and      One Financial Center
does not intend to pay any    Boston, MA 02111
dividends in the foreseeable
future.  The quarterly high
and low closing sales price
of the Common Stock on the
NASDAQ National Market System
for 1993 and 1992 are as follows:

               High   Low
FISCAL 1993                   The Biogen logo is a registered
First Quarter  47 3/4 24 1/4  trademark of Biogen, Inc.
Second Quarter 39     25 3/4  Hirulog (TM) is a trademark of
Third Quarter  37 1/4 25 3/4  Biogen, Inc.
Fourth Quarter 42 1/4 34 1/2  Intron(R)A is a registered trademark of Schering-Plough Corporation.

FISCAL 1992
First Quarter  43 3/4 26
Second Quarter 26 1/2 18 1/4
Third Quarter  34 1/2 22 1/4
Fourth Quarter 49 3/4 29 1/4