Form 10-K, Exhibit 13
period 1994-12-31
BIOGEN INC
filed 1995-03-08
CIK 714655

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

Years Ended December 31          1990      1991      1992      1993      1994

Total revenues . . . . . . .   $ 59,415  $ 69,577  $135,114  $149,287  $156,344
Royalties and product sales      44,920    56,477   121,714   136,418   140,433
Total expenses and taxes . .     51,695    62,391    96,803   116,870   161,241
Net income (loss). . . . . .      7,720     7,186    38,311    32,417  (4,897)
Earnings (loss) per common
  share, primary . . . .  .        0.07      0.15      1.12      0.93    (0.15)
Cash and marketable securities  104,146   185,990   227,888   270,351   267,802
Total assets . . . . . . . . .  158,485   253,067   311,192   356,950   377,862
Shareholders' equity . . ..     145,742   238,989   284,953   325,174   329,934


Average shares outstanding,
    primary                      25,430    29,964    34,198    34,720    32,774

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

RESULTS OF OPERATIONS

1994 AS COMPARED TO 1993

Revenues

     Biogen's total revenues in 1994 were $156.3 million as compared to $149.3 million in 1993, an increase of 5%. This increase was attributable to higher levels of royalties and interest income.

     Revenues from royalties and product sales grew to $140.4 million in 1994 as compared to $136.4 million in 1993. This increase was due primarily to an increase in ongoing royalties received from licensee sales of hepatitis B vaccines, sold by SmithKline Beecham plc ("SmithKline") and Merck & Co., Inc. ("Merck") and a license agreement the Company signed in the first quarter of 1994 with Eli Lilly and Co. ("Lilly"). These amounts more than offset the decrease in royalties received from Schering-Plough Corporation ("Schering-Plough"), the Company's licensee for alpha interferon. Sales of hepatitis B vaccines outside the United States increased 60% in the current year. The market for hepatitis B vaccines increased significantly in Europe, primarily in France, where a vaccination program for infants and adolescents was instituted during 1994. Sales of hepatitis B vaccines in the United States decreased 16% from 1993 levels. During the first quarter of 1994, the Company signed a licensing agreement with Lilly covering certain patent rights for gene expression methods. Under this agreement, Lilly paid the Company approximately $10 million in royalties that related to sales occurring before 1994. Sales of alpha interferon, sold by Schering-Plough, were $426 million in 1994 as compared to $572 million in 1993. The decrease in alpha interferon sales is primarily attributable to lower sales in Japan, which was driven by a 17% government-mandated decrease in the price of alpha interferon, effective on April 1, 1994, and restrictions on off-label usage. In the near term, the Company expects overall sales of licensee products to continue at current levels or increase slightly although royalty income may fluctuate depending on changes in sales volumes for specific products. However, there are numerous health care reform initiatives currently underway in the United States and other major pharmaceutical markets and it is not yet clear what effect, if any, these initiatives or other developments may have on product sales by the Company's licensees. In addition, these sales levels may fluctuate from quarter to quarter due to the timing and extent of major events such as new indication approvals, vaccination programs or licensing arrangements.

     Interest income for 1994 increased from 1993 due primarily to higher interest rates and levels of invested funds.

Expenses

     Total expenses were $158.3 million in 1994 as compared to $114.7 million in 1993. Cost of sales decreased to $9.9 million and primarily represents royalty obligations to third parties. Research and development costs were $91.2 million in 1994 compared to $79.3 million in 1993, an increase of 15%. The increase in research and development costs was due primarily to increased regulatory work, development costs and clinical expenses relating to HirulogTM thrombin inhibitor and recombinant beta interferon. On July 26, 1994, the Company announced the results of its Phase III trial of recombinant beta interferon in patients with active relapsing and relapsing remitting multiple sclerosis. The Company intends to seek licensure for this product in the United States and market approval in Europe in the first half of 1995. On October 31, 1994, the Company announced the completion of preliminary analysis of the results of its Phase III trial for HirulogTM thrombin inhibitor in angioplasty and that the drug did not achieve its primary efficacy endpoint. As a result, the Company decided to discontinue its major activities associated with HirulogTM development. The Company currently does not intend to develop and market HirulogTM independently but will seek a marketing partner for the drug. The Company currently expects that, as a result of its decision regarding HirulogTM, research and development expense will decline in the near term as compared to 1994.

     General and administrative expenses increased $7.5 million in 1994 as compared to 1993. This was primarily due to higher costs related to market development efforts, establishment of a European headquarters in Paris and legal and personnel related costs.

     Other expenses increased by $26.4 million and includes a third quarter pre-tax charge of $25 million as a result of the Company's decision to discontinue its major activities associated with HirulogTM development. The charge relates entirely to third-party expenses associated with the manufacturing of drug supplies and wind-down of clinical trial activities. The 1994 amount also includes losses from the sale of certain marketable securities and impacts of foreign exchange associated with the sale of certain accounts receivable. The 1993 amount includes a charge of $4.3 million related to the Genentech, Inc./Schering-Plough patent settlement with respect to the production of recombinant alpha interferon by Schering-Plough and a charge of $1.8 million for the wind-down of the Company's fifty percent owned European joint venture.

1993 AS COMPARED TO 1992

Revenues

     Biogen's total revenues in 1993 were $149.3 million as compared to $135.1 million in 1992, an increase of 10%, which resulted mostly from higher royalties and product sales.

     Revenues from royalties and product sales grew to $136.4 million in 1993 from $121.7 million in 1992, an increase of 12%. This increase was due primarily to an increase in ongoing royalties received from licensee sales of alpha interferon. Sales of alpha interferon, sold by Schering-Plough, were $572 million in 1993 as compared to $478 million in 1992. The increase in alpha interferon sales was primarily attributable to the continued use of alpha interferon in Japan for the treatment of hepatitis C since its approval in mid-1992. Sales of hepatitis B vaccines, sold by SmithKline and Merck, increased 10% due mostly to higher sales levels in Europe.

     Revenues from research and development contracts for 1992 were from an AIDS research and development funding agreement entered into during the third quarter of 1989 with an insurance company. As of December 31, 1992, all funds had been recognized under this contract.

     Interest income for 1993 increased from 1992 due primarily to higher levels of invested funds.

Expenses

     Total expenses were $114.7 million in 1993 as compared to $95.2 million in 1992. Cost of sales increased $2.8 million due to the higher level of royalty income received during 1993. Research and development costs were $79.3 million in 1993 compared to $60.4 million in 1992, an increase of 31%. The increase in research and development costs was due primarily to the expanded clinical development of HirulogTM thrombin inhibitor and recombinant beta interferon. The increase in research and development costs was also attributable to a charge in the fourth quarter related to obtaining rights to beta interferon patents for worldwide manufacture and sale.

     Other expenses decreased $2.4 million in 1993 as compared to 1992. During the first quarter of 1993, the Company incurred a charge of approximately $1.8 million to write off its remaining interest in a European joint venture which followed a $5.1 million write-down that was incurred in the second half of 1992. These adjustments occurred as a result of the venture entering bankruptcy proceedings and the Company's reassessment of its European operations strategy. During the second quarter of 1993, the Company incurred a charge of approximately $4.3 million as a result of a patent settlement between Schering-Plough and Genentech, Inc. The settlement includes a worldwide license to certain patented technology and processes of Genentech, Inc. used to produce recombinant alpha interferon by Schering-Plough, the Company's licensee.
In 1992, the Company also incurred costs relating to disputes of the royalty arrangements under certain of its licensing agreements including an adverse ruling rendered in the fourth quarter of 1992 regarding the rate of royalties payable from international sales of hepatitis B vaccines by SmithKline.

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

FINANCIAL CONDITION

     At December 31, 1994, cash, cash equivalents and marketable securities amounted to $267.8 million, a $2.6 million decrease from the $270.4 million on hand at the end of 1993. Working capital was $246.9 million at December 31, 1994, a decrease of $30.8 million from December 31, 1993. Net cash provided from operating activities in 1994 was $34.9 million while the Company's common stock option and purchase plans provided $4.7 million.
The Company also received $10.9 million during 1994 from the exercise of 544,600 common stock warrants issued in connection with the original sale of limited partnership interests in Biogen Medical Products Limited Partnership ("BMPLP"). Each BMPLP warrant entitled the holder to purchase one share of the Company's common stock and was exercisable at $20 per share. The BMPLP warrants expired on June 30, 1994 with the settlement period extending through July 8, 1994. Outflows of cash included investments in property and equipment and patents of $43.7 million. Property and equipment additions related primarily to expanding and upgrading the Company's manufacturing and research facilities in Cambridge, Massachusetts. The decrease in accounts receivable is primarily attributed to an agreement the Company entered into with a bank in the first quarter of 1994 to sell certain foreign based accounts receivable.

     During the fourth quarter of 1993, the Company commenced construction of a 150,000 square foot building in Cambridge, Massachusetts to house research laboratories and offices. The anticipated cost of construction including land is approximately $36 million. As of December 31, 1994, the Company had commitments totaling approximately $5 million on this project. Upon completion of the building in the first half of 1995, the Company has the option, subject to certain conditions, to obtain a 7.5% secured term loan with a bank for up to $25 million for a period of up to 10 years.

     Under the terms of a contract manufacturing agreement signed in the third quarter of 1994, the Company is committed to purchasing manufacturing capacity for the production of its clinical material through 1997 at a cost of approximately $3 million each year. Under this same agreement, the Company is also required to construct for the manufacturer additional manufacturing capacity, the cost of which is not expected to exceed $4.5 million. A portion of this amount is reimbursable by the manufacturer upon completion of the agreement.

     In the second quarter of 1994, the Company made a payment of $2.6 million to SmithKline, which amount had been previously reserved, in settlement of the dispute between the Company and SmithKline regarding the rate of royalties payable from non-U.S. sales of hepatitis B vaccines by SmithKline. In the first quarter of 1993, SmithKline initiated arbitration in the United States regarding similar royalty provisions in a separate agreement governing sales of hepatitis B vaccines by SmithKline in the United States. The amount paid by SmithKline and in dispute as of December 31, 1994 was approximately $18 million. A hearing is scheduled for March 1995 and a decision is expected shortly thereafter. The Company believes that an adverse ruling in the United States is not probable, and therefore no amount has been accrued.

     During the fourth quarter of 1994, a total of six class action lawsuits were initiated against the Company and several of its directors and officers. These cases have been consolidated into a single proceeding in the United States District Court for the District of Massachusetts. The lawsuits generally allege that the Company and the named directors and officers violated federal securities laws in connection with the Company's public disclosures, including disclosures relating to its HirulogTM thrombin inhibitor and other disclosures made in connection with patent matters related to beta interferon. The plaintiffs seek damages in unspecified amounts. The Company believes that an adverse ruling is not probable, and therefore no amount has been accrued.

     The Company believes that the financial resources available to it, including its current working capital and its existing and anticipated contractual relationships, may be sufficient to finance its planned operations and capital expenditures for the near term. However, the Company expects that it may have additional funding needs, the extent of which will depend upon the level of royalties and product sales, the outcome of clinical trial programs, the receipt and timing of required regulatory approvals for products, the results of research and development efforts and business expansion opportunities. Accordingly, from time to time, the Company may obtain funding through various means which could include collaborative agreements, lease or mortgage financings, sales of equity or debt securities and other financing arrangements.

          BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (dollars in thousands)
December 31                                  1994           1993

ASSETS
CURRENT ASSETS
   Cash and cash equivalents . . . .      $  54,682      $  74,546
   Marketable securities . . . . . .        213,120        195,805
   Accounts receivable . . . . . . .         18,502         31,695
   Other . . . . . . . . . . . . . .          8,480          7,378
   Total current assets. . . . . . .        294,784        309,424

PROPERTY AND EQUIPMENT, NET. . . . .         73,162         38,500

OTHER ASSETS
   Patents, net. . . . . . . . . . .          8,116          7,164
   Other . . . . . . . . . . . . . .          1,800          1,862
   Total other Assets. . . . . . . .          9,916          9,026
                                          $ 377,862       $356,950

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable. . . . . . . . .     $    9,991     $    2,916
   Accrued expenses and other. . . .         37,937         28,860
   Total current liabilities . . . .         47,928         31,776

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
   Common stock, par value $0.01 per share
     (55,000,000 shares authorized;
      issued: 1994 - 33,128,771;
     1993 - 32,299,835 . . . . . . .            331            323
   Additional paid-in capital. . . . .      368,784        353,247
   Deficit . . . . . . . . . . . . . .      (33,359)       (28,462)
   Unrealized losses on
     marketable securities. . . . . .        (5,867)           - -
   Accumulated translation adjustment.           45             66
   Total shareholders' equity. . . . .      329,934        325,174
                                         $  377,862     $  356,950

See Notes to Consolidated Financial Statements.

       BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)
Years Ended December 31                      1994         1993          1992

REVENUES
   Royalties and product sales . . .     $  140,433    $ 136,418   $  121,714

   Research and development contracts.          - -          - -        2,035

   Interest. . . . . . . . . . . . . .       15,911       12,869       11,365

   Total revenues. . . . . . . . . . .      156,344      149,287      135,114

EXPENSES
   Cost of sales . . . . . . . . . . .        9,948       12,139        9,384

   Research and development. . . . . .       91,213       79,315       60,399

   General and administrative. . . . .       24,686       17,236       16,985

   Other . . . . . . . . . . . . . . .       32,404        5,980        8,415

   Total expenses. . . . . . . . . . .      158,251      114,670       95,183


INCOME (LOSS) BEFORE INCOME TAXES. . .       (1,907)      34,617       39,931

Income taxes . . . . . . . . . . . . .        2,990        2,200        1,620

NET INCOME (LOSS). . . . . . . . . . .   $   (4,897)   $  32,417   $   38,311


EARNINGS (LOSS) PER SHARE OF COMMON STOCK
   Primary . . . . . . . . . . . . . .   $    (0.15)   $    0.93   $     1.12


   Fully diluted . . . . . . . . . . .   $    (0.15)   $    0.92   $     1.08


Average number of shares outstanding
   Primary . . . . . . . . . . . . . .       32,774       34,720       34,198


   Fully diluted . . . . . . . . . . .       32,774       35,124       35,429



See Notes to Consolidated Financial Statements.

BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
Years Ended December 31                         1994        1993        1992


CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss) . . . . . . . . . . .   $ (4,897)   $ 32,417    $ 38,311
   Adjustments to reconcile net income
     (loss) to net cash provided from
     operating activities:
     Depreciation and amortization . . . . .    8,056       6,657       7,141
     Write-down of investment in joint venture    - -       1,803       5,118
     Other . . . . . . . . . . . . . . . . . .  3,484        (330)        306
     Changes in:
       Accounts receivable. . . . . . . . . .  13,193       1,720   (15,026)
       Other current assets. . . . . . . . . . (1,102)       (234)     (2,359)
       Accounts payable, accrued expenses
           and other liabilities               16,152       5,537       9,561
 Net cash provided from operating activities . 34,886      47,570      43,052

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of marketable securities, net . .(26,625)    (53,228)    (11,557)
   Acquisitions of property and equipment. . .(40,540)    (10,770)     (9,379)
   Additions to patents. . . . . . . . . . . . (3,130)     (2,697)     (2,933)
   Net cash used by investing activities . . .(70,295)    (66,695)    (23,869)

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock and option
     exercises . . . . . . . .                 15,545       7,808      10,033
   Net cash provided from financing activities 15,545       7,808      10,033

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS. . . . . . . . . . . . .  (19,864)    (11,317)     29,216

CASH AND CASH EQUIVALENTS, BEGINNING
   OF YEAR . . . . . . . . . . . . . . . . .   74,546      85,863      56,647

CASH AND CASH EQUIVALENTS, END OF YEAR . . . $ 54,682    $ 74,546    $ 85,863

See Notes to Consolidated Financial Statements.

  BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)
Years Ended December 31, 1994, 1993 and 1992

                                                       Additional                    Losses on   Accumulated
                                          Common         Paid-in                     Marketable  Translation    Shareholders'
                                           Stock         Capital        Deficit      Securities   Adjustment    Equity

Balance, December 31, 1991               $     308      $  335,421     $ (99,190)     $    --   $    2,450      $238,989

Issuance of common . . . . . . . .                             345                                                   345
Exercise of options. . . . . . . .               9           9,679                                                 9,688
Net income . . . . . . . . . . . .                                        38,311                                  38,311
Write-down of joint venture                                                                         (3,352)      (3,352)
Translation adjustment . . . . . .                                                                     972           972

Balance, December 31, 1992                     317         345,445      (60,879)            --          70       284,953

Issuance of common . . . . . . . .                             475                                                   475
Exercise of options. . . . . . . .               6           7,327                                                 7,333
Net income . . . . . . . . . . . .                                        32,417                                  32,417
Translation adjustment . . . . . .                                                                     (4)           (4)

Balance, December 31, 1993                     323         353,247      (28,462)            --          66       325,174

Conversion of warrants . . . . . .               5          10,889                                                10,894
Issuance of common . . . . . . . .                             457                                                   457
Exercise of options. . . . . . . .               3           4,191                                                 4,194
Unrealized losses on
    marketable securities. . . . .                                                        (5,867)                (5,867)
Net loss . . . . . . . . . . . . .                                      (4,897)                                  (4,897)
Translation adjustment . . . . . .                                                                     (21)         (21)

Balance, December 31, 1994                   $331     $    368,784     $(33,359)   $     (5,867)   $    45       329,934


See Notes to Consolidated Financial Statements.


      BIOGEN, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Biogen, Inc. (the "Company") is a biopharmaceutical company principally engaged in developing and manufacturing drugs for human healthcare through genetic engineering. The Company's revenues are generated from the worldwide sales by licensees of five products, including alpha interferon and hepatitis B vaccines and diagnostic products. Biogen is focused primarily on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, and certain viruses and cancers.

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

Cash, Cash Equivalents and Marketable Securities

The Company considers only those investments which are highly liquid, readily convertible to cash and which mature within three months from date of purchase to be cash equivalents. The Company invests in U.S. government securities and corporate bonds and notes with strong credit ratings. The Company limits the amount of investment exposure as to institution, maturity and investment type. As of January 1, 1994, marketable securities are recorded at fair value and unrealized gains and losses are recorded as part of shareholders' equity in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. The impact of this statement at adoption was not material. The carrying amount of marketable securities for 1993 was at amortized cost.

Accounts Receivable

During the first quarter of 1994, the Company entered into an agreement with a bank to sell certain foreign based accounts receivable, with recourse, up to $14 million per quarter which approximated the proceeds in each quarter. The exposure to credit risk under the recourse provision is minimal since the debtors are highly rated companies. The selling price is partially determined by foreign exchange rates at the end of each quarter. Resulting gains and losses are recorded in other expenses when the receivables are sold.

Property and Equipment

Property and equipment is carried at cost and depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are being amortized over the terms of leases, up to 20 years. Equipment is being depreciated over estimated useful lives from 5 to 10 years.

Patents

The costs of patents and patent applications are amortized on the straight-line basis over estimated useful lives, up to 15 years.
Accumulated amortization of patent costs as of December 31, 1994 and 1993 was $7.9 million and $5.8 million, respectively.

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

Income Taxes

Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Per Share Data

Earnings (loss) per share is based upon the weighted average number of common shares and, if dilutive, all common stock equivalents outstanding, which include options and warrants.

2. RESEARCH AND DEVELOPMENT AGREEMENT

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


3.   FINANCIAL INSTRUMENTS

As of January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under this statement, the Company is required to classify its marketable securities (all of which are debt securities) into one or more of the following categories: held-to-maturity, trading or available-for-sale. All of the Company's marketable securities, including cash equivalents, are classified as available-for-sale. Under this statement, these securities are recorded at fair market value and unrealized gains and losses are recorded as part of shareholders' equity. Following is a summary of marketable securities as of December 31, 1994:

                                    Fair             Unrealized        Amortized
(in thousands)                     Value        Gains        Losses         Cost

U.S. Government securities . . .  $191,458    $     16     $  4,160    $ 195,602
(average maturity of 15 months)

Corporate debt securities. . . .    61,923         - -        1,723       63,646
(average maturity of 15 months)

Proceeds from maturities and other sales of securities, which were primarily reinvested, for the year ended December 31, 1994, were $754.4 million. Gross realized losses on these sales were $3.4 million. The carrying amount of marketable securities for 1993 was at amortized cost which approximated fair value.

In October 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." The statement is effective for the current fiscal year. The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage interest rate and foreign currency movement risks for specific transactions.

The Company enters into forward contracts from time to time to limit its exposure to fluctuations in foreign currency exchange rates. Differences between the fair value as of the period end and the contracted value were insignificant and are recorded as gains or losses in other expenses.

The Company has entered into a forward interest rate swap agreement with a bank to limit its exposure to fluctuations in interest rates and to lower its financing costs. This was done in connection with an option to enter into a term loan upon completion of its research laboratory and office building in Cambridge, Massachusetts. The effective date of the swap agreement is May 8, 1995 with a termination date of May 9, 2005. Under the swap agreement, the Company agrees to exchange with the bank semi-annually the difference between a fixed rate and a floating rate computed on a notional amount beginning at $25 million and amortizing according to the terms of the loan agreement. Under the terms of the loan and swap agreements, the Company has fixed its interest rate at 7.5%. The fair value of the swap agreement was $1.6 million at December 31, 1994 which represents the estimated amount the Company would receive to terminate the swap agreement taking into consideration current interest rates. The market risk is limited to interest rate movements.

4.  CONSOLIDATED BALANCE SHEET DETAILS

(in thousands)                                           1994           1993

Property and equipment:
    Land . . . . . . . . . . . . . . . . . .          $   2,691       $     603
    Construction in progress . . . . . . . .             29,117           3,409
    Leasehold improvements . . . . . . . . .             34,168          31,544
    Equipment. . . . . . . . . . . . . . . .             38,675          28,555
    Total cost . . . . . . . . . . . . . . .            104,651          64,111
    Less accumulated depreciation. . . . . .             31,489          25,611
                                                      $  73,162       $  38,500



Accrued expenses and other:
    Royalties and licensing fees . . . . . .        $   8,379       $  14,614
    Clinical trial costs . . . . . . . . . .            5,097           4,614
    Discontinuance of HirulogTM program . . .            7,813             - -
    Income taxes . . . . . . . . . . . . . .            5,312           2,481
    Other. . . . . . . . . . . . . . . . . .           11,336           7,151
                                                    $  37,937       $  28,860



5.  PENSIONS

The Company has a defined benefit pension plan which provides benefits to substantially all of its employees. The Company also has a supplemental retirement benefit plan which covers certain employees. The pension plans are noncontributory with benefit formulas based on employee earnings and credited years of service. The Company's funding policy for its pension plans is to contribute amounts deductible for federal income tax purposes. Funds contributed to the plans are invested primarily in fixed income and equity securities. Pension cost for the years ended December 31 are summarized below:

(in thousands)                                    1994       1993        1992


Service cost . . . . . . . . . . . . . .      $    791    $    477    $    356
Interest cost. . . . . . . . . . . . . .           313         236         215
Actual return on plan assets . . . . . .             9        (113)       (155)
Net amortization and deferral. . . . . .          (149)        (33)        (28)

Net pension cost . . . . . . . . . . . .      $    964    $    567    $    388

The funded status of the defined benefit plans at December 31, is as follows:

(in thousands)                                   1994         1993

Actuarial present value of:
  Vested benefits obligation . . . . .        $ (2,720)   $ (2,462)
  Non-vested benefits. . . . . . . . .            (300)       (266)

  Accumulated benefit obligation . . .        $ (3,020)   $ (2,728)


Projected benefit obligation . . . . .        $ (4,419)   $ (4,018)

Plan assets at fair value. . . . . . .        $  2,289    $  1,815

Projected benefit obligation in excess
  of plan assets . . . . . . . . . . .        $ (2,130)   $ (2,203)
Unrecognized net asset . . . . . . . .             (83)       (104)
Unrecognized net loss. . . . . . . . .             137         559
Unrecognized prior service cost. . . .             183         202

Accrued pension cost . . . . . . . . .        $ (1,893)   $ (1,546)



The projected benefit obligation was determined using an assumed discount rate of 8.5% for 1994 and 7.5% for 1993. The assumed long-term compensation increase rates were 5% for 1994 and 1993. The assumed long-term rate of return on plan assets was 8% for both years.


6.  INCOME TAXES

The components of income (loss) before income taxes and of income tax expense for the years ended December 31 follow:

(in thousands)                              1994        1993        1992


Income (loss) before income taxes:
  Domestic . . . . . . . . . . . .      $ (1,533)   $ 37,218    $ 45,522
  Foreign. . . . . . . . . . . . .          (374)     (2,601)     (5,591)
                                        $ (1,907)   $ 34,617    $ 39,931


Income tax expense:
  Federal. . . . . . . . . . . . .      $  2,540    $  1,700    $  1,300
  State. . . . . . . . . . . . . .           415         476         313
  Foreign. . . . . . . . . . . . .            35          24           7
                                        $  2,990    $  2,200    $  1,620

Deferred tax assets (liabilities) are comprised of the following at December 31:


(in thousands)                             1994        1993


Tax credits. . . . . . . . . . . . .    $ 18,287    $ 15,210
Loss carryforwards . . . . . . . . .      29,017      31,753
Discontinuance of HirulogTM program .       7,548         - -
Other. . . . . . . . . . . . . . . .       7,702       4,858
Gross deferred tax assets. . . . . .      62,554      51,821

Depreciation and amortization. . . .      (4,117)     (4,222)
Gross deferred tax liabilities . . .      (4,117)     (4,222)

Deferred tax assets valuation allowance. (58,437)    (47,599)
                                        $    - -    $    - -


The net change in the valuation allowance was an increase of $10.8 million in 1994 and a decrease of $3.7 million in 1993. Of the $58.4 million valuation allowance at December 31, 1994, $29.3 million relating to deductions for non-qualified stock options will be credited to paid-in capital, if realized.

A reconciliation between the amount of reported income tax expense and the amount computed using the U.S. federal statutory rate of 35% for 1994 and 1993 and 34% for 1992 follows:


(in thousands)                               1994        1993        1992


Income tax (benefit) at statutory rates. $   (667)   $ 12,116    $ 13,577
Foreign losses without tax benefit
   and foreign rate differential .            391         934       1,907
Effects of losses not currently utilizable  2,962         - -         - -
  Utilization of net operating loss
  carryforwards. . . . . . . . . .            - -     (11,159)    (14,070)
Other. . . . . . . . . . . . . . .            304         309         206
Reported income tax expense. . . .       $  2,990    $  2,200    $  1,620



At December 31, 1994, the Company had net operating loss carryforwards available in the United States for federal income tax return purposes of $80 million and tax credits of $13 million which expire at various dates through 2009. Total income tax payments for the years ended December 31, 1994, 1993 and 1992 amounted to $170,000, $983,000 and $745,000, respectively.


7.  COMMITMENTS AND CONTINGENCIES

The Company rents laboratory and office space and certain equipment under noncancellable operating leases. The rental expense under these leases, which terminate at various dates through 2004, amounted to $4.7 million in 1994, $3.6 million in 1993 and $3.5 million in 1992. The lease agreements contain various clauses for renewal at the option of the Company and, in certain cases, escalation clauses linked generally to rates of inflation. At December 31, 1994, minimum annual rental commitments under noncancellable leases were as follows:

(in thousands)
Year

1995 . . . . . . . . . . . . . .          $  4,444
1996 . . . . . . . . . . . . . .             4,341
1997 . . . . . . . . . . . . . .             4,073
1998 . . . . . . . . . . . . . .             2,078
1999 . . . . . . . . . . . . . .               741
Thereafter . . . . . . . . . . .             3,291

Total minimum lease payments . .          $ 18,968


Under the terms of a contract manufacturing agreement signed in the third quarter of 1994, the Company is committed to purchasing manufacturing capacity for the production of its clinical material through 1997 at a cost of approximately $3 million each year. Under this same agreement, the Company is also required to construct for the manufacturer additional manufacturing capacity, the cost of which is not expected to exceed $4.5 million. A portion of this amount is reimbursable by the manufacturer upon completion of the agreement.

During the fourth quarter of 1993, the Company commenced construction of a 150,000 square foot building in Cambridge, Massachusetts to house research laboratories and offices. The anticipated cost of construction including land is approximately $36 million. As of December 31, 1994, the Company had commitments totaling approximately $5 million on this project. Upon completion of the building in the first half of 1995, the Company has the option, subject to certain conditions, to obtain a 7.5% secured term loan with a bank for up to $25 million for a period of up to 10 years.

In the second quarter of 1994, the Company made a payment of $2.6 million to SmithKline Beecham plc ("SmithKline"), which amount had been previously reserved, in settlement of the dispute between the Company and SmithKline regarding the rate of royalties payable from non-U.S. sales of hepatitis B vaccines by SmithKline. In the first quarter of 1993, SmithKline initiated arbitration in the United States regarding similar royalty provisions in a separate agreement governing sales of hepatitis B vaccines by SmithKline in the United States. The amount paid by SmithKline and in dispute as of December 31, 1994 was approximately $18 million. A hearing is scheduled for March 1995 and a decision is expected shortly thereafter. The Company believes that an adverse ruling in the United Sates is not probable, and therefore no amount has been accrued.

During the fourth quarter of 1994, a total of six class action lawsuits were initiated against the Company and several of its directors and officers. These cases have been consolidated into a single proceeding in the United States District Court for the District of Massachusetts. The lawsuits generally allege that the Company and the named directors and officers violated federal securities laws in connection with the Company's public disclosures, including disclosures relating to its HirulogTM thrombin inhibitor and other disclosures made in connection with patent matters related to beta interferon. The plaintiffs seek damages in unspecified amounts. The Company believes that an adverse ruling is not probable, and therefore no amount has been accrued.

8.  SHAREHOLDERS' EQUITY

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

As of December 31, 1994, the Company has authorized the issuance of 400,000 shares of Series A junior participating preferred stock for use in connection with the shareholder rights plan.

Share Option and Purchase Plans

The Company has several plans and arrangements under which it may grant options to employees, Directors, Scientific Board members and consultants to purchase common stock. Options are granted for periods of up to 10 years and become exercisable in installments over periods of up to 7 years or upon the achievement of scientific or other goals. Activity under these plans and arrangements follows:

                                     1994         1993         1992

Outstanding, January 1 . .         4,755,330    4,785,293     4,381,635
Granted. . . . . . . . . .         1,211,697      917,327     1,464,153
Exercised. . . . . . . . .          (268,539)    (564,021)     (902,278)
Cancelled. . . . . . . . .          (316,420)    (383,269)     (158,217)
Outstanding, December 31 .         5,382,068    4,755,330     4,785,293


Options were exercised during the three years ended December 31, 1994 at prices ranging from $4.25 to $45.19 per share. The exercise price of options outstanding at December 31, 1994, 1993, and 1992 ranged from $4.25 to $54.88 per share. At December 31, 1994, 2,594,307 options were exercisable and 944,636 shares were reserved for issuance of additional options which may be granted under the plans.

The Company also has an employee stock purchase plan covering substantially all of its employees. This plan allows employees to purchase common stock at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under this plan are subject to certain limitations and may not exceed an aggregate of 250,000 shares during the term of the plan; no shares may be issued after December 31, 1997. Through December 31, 1994, 99,798 shares have been issued under this plan.
Common Stock Warrants

At December 31, 1994, 1.8 million warrants issued in connection with a research agreement with an insurance company were outstanding. Each warrant entitles the holder to purchase one share of the Company's common stock and may be exercised at $17.00 per share through December 31, 1996.

During the year ended December 31, 1994, the Company received $10.9 million from the exercise of 544,600 common stock warrants issued in connection with the original sale of limited partnership interests in Biogen Medical Products Limited Partnership ("BMPLP"). Each BMPLP warrant entitled the holder to purchase one share of the Company's common stock and was exercisable at $20 per share. The BMPLP warrants expired on June 30, 1994, with the settlement period extending through July 8, 1994.


9.  GEOGRAPHIC DATA

Revenues, excluding interest, were derived in the following geographic areas for the years ended December 31:

(in thousand)                              1994        1993        1992


United States. . . . . . . . .         $  44,083    $ 45,846   $  45,885

Japan. . . . . . . . . . . . .            27,216      43,959      27,576

Europe . . . . . . . . . . . .            56,881      32,273      41,582

Other. . . . . . . . . . . . .            12,253      14,340       8,706

                                       $ 140,433    $136,418   $ 123,749



The Company received revenues from three unrelated parties in 1994 accounting for 40%, 34% and 11% of revenues before interest (two unrelated parties in 1993 accounting for 57% and 25%, and two unrelated parties in 1992 accounting for 53% and 28%).


10.  OTHER EXPENSES

During the third quarter of 1994, the Company incurred a pre-tax charge to other expenses of $25 million as a result of its decision to discontinue its major activities associated with HirulogTM development. The charge relates entirely to third-party expenses associated with the manufacturing of drug supplies and wind-down of clinical trial activities.

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

11.  QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share amounts)
                             First    Second       Third      Fourth    Total
                             Quarter  Quarter      Quarter    Quarter   Year



1994

Total revenues . . . .   $ 44,780    $36,779    $ 31,812    $ 42,973   $156,344
Royalties and product
 sales. . . . . .          41,167     32,793      27,733      38,740    140,433
Total expenses and taxes   33,551     36,168      58,233      33,289    161,241
Net income (loss). . . . . 11,229        611     (26,421)      9,684    (4,897)
Earnings (loss) per share
  of common stock
    Primary and fully
      diluted                0.31       0.02       (0.80)      0.27      (0.15)




1993

Total revenues . . . . . $ 35,421    $37,854    $ 37,305    $ 38,707   $149,287
Royalties and product
  sales. . .               32,540     34,714      33,942      35,222    136,418
Total expenses and taxes . 24,161     32,210      26,030      34,469    116,870
Net income . . . . . . . . 11,260      5,644      11,275       4,238     32,417
Earnings per share of
  common stock
    Primary. . . . . . . . . 0.32       0.17        0.33        0.11       0.93
    Fully diluted. . . . . . 0.32       0.17        0.32        0.11       0.92



Total expenses for the third quarter of 1994 includes a pre-tax charge of $25 million as a result of the Company's decision to discontinue its major activities associated with HirulogTM development.

                                 REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Biogen, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Biogen, Inc. and its subsidiaries at December 31, 1994, and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Boston, Massachusetts
February 7, 1995



SHAREHOLDER INFORMATION                 SEC FORM 10-K:
                                        A copy of the Company's annual report
CORPORATE HEADQUARTERS                  to the Securities and Exchange
Biogen, Inc.                            Commission on Form 10-K is available
14 Cambridge Center                     without charge upon written request
Cambridge, MA 02142                     to the Corporate Communications
Telephone: (617) 679-2000               Department, Biogen, Inc.,
Fax: (617) 679-2617                     14 Cambridge Center, Cambridge, MA
                                        02142.

ANNUAL MEETING                          TRANSFER AGENT:
Friday, June 23, 1995 at 10:00 a.m.,    For shareholder questions regarding
See proxy for location.                 lost certificates, address changes
All shareholders are welcome            and changes of ownership or name in
                                        which the shares are held, direct
MARKET FOR SECURITIES:                  inquiries to:
Biogen's securities are quoted on
the NASDAQ National Market System:      State Street Bank and Trust Company
Common Stock symbol: BGEN               P.O. Box 8200
                                        Boston, MA 02266-8200
                                        Telephone: (800)426-5523
As of February 17, 1995, there were
approximately 3,181 holders of record   INDEPENDENT ACCOUNTANTS:
of the Company's Common Stock.  The     Price Waterhouse
Company has not paid any dividends on   160 Federal Street
its Common Stock since its inception,   Boston, MA 02110
and does not intend to pay any
dividends in the foreseeable future.    U.S. LEGAL COUNSEL:
The quarterly high and low closing      Mintz, Levin, Cohn, Ferris, Glovsky
sales price of the Common Stock on the  and Popeo, P.C.
NASDAQ National Market System for 1994  One Financial Center
and 1993 are as follows:                Boston, MA 02111

                    High      Low
FISCAL 1994
 First Quarter.....52 3/4     32 7/8    The Biogen logo is a registered
 Second Quarter....38 3/4     27 1/4    trademark of Biogen, Inc.
 Third Quarter.....55 3/4     27 3/4    Hirulog TM is a trademark of
 Fourth Quarter....55         32 3/4    Biogen, Inc.
                                        Intron R A is a registered
FISCAL 1993                             trademark of Schering-Plough
 First Quarter.....47 3/4     27 1/4    Corporation.
 Second Quarter....39         25 3/4
 Third Quarter.....37 1/4     25 3/4    C Biogen, Inc. 1995 All rights
 Fourth Quarter....42 1/4     34 1/2    reserved.