Form 10-K, Exhibit 13
period 1995-12-31
BIOGEN INC
filed 1996-02-02
CIK 714655

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

Years Ended December 31,      1991      1992      1993      1994      1995

Total revenues.............$  69,577 $ 135,114 $ 149,287 $ 156,344 $ 151,691
Royalties revenue..........   56,477   121,714   136,418   140,433   134,653
Total expenses and taxes...   62,391    96,803   116,870   161,241   146,031
Net income(loss) (a).......    7,186    38,311    32,417    (4,897)    5,660
Earnings(loss) per common
  share....................     0.15      1.12      0.93     (0.15)     0.16
Cash and marketable
  securities...............  185,990   227,888   270,351   267,802   307,948
Total assets...............  253,067   311,192   356,950   377,862   469,201
Long-term debt, less
  current portion..........       --        --        --        --    32,826
Shareholders' equity.......  238,989   284,953   325,174   329,934   382,980

Average shares outstanding.   29,964    34,198    34,720    32,774    36,445







(a) Net loss for the year ended December 31, 1994 includes a pre-tax charge of $25 million as a result of the Company's decision to discontinue its major activities associated with the development of its HIRULOG(R) thrombin inhibitor product.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Biogen, Inc. (the "Company") is a biopharmaceutical company principally engaged in developing and manufacturing drugs for human healthcare through genetic engineering. The Company's primary source of revenues currently consists of royalties received from licensees that sell products based on technology developed by the Company. These royalties are primarily derived from sales of alpha interferon and hepatitis B products. The level of royalties received is based on the level of product sales by its licensees over which the Company has no control. As a result, the Company's revenues may be affected by the impact on licensees' product sales of short-term trends, such as the initiation or expiration of a vaccination program in a particular country, or long-term trends, such as the institution of pricing reforms in a particular country. Since the Company is not involved in the development or sale of products by licensees, it is unable to accurately predict the timing or potential impact of the events or trends which may affect licensee sales or when and for how long these events and trends are likely to affect the Company's royalty income. The Company's revenues may also reflect one-time events such as payment of initial license fees by new licensees. As a result, the Company's total revenues and income may continue to fluctuate and quarter-to-quarter comparisons may not necessarily be meaningful. Until the Company markets its own products directly, royalties are expected to be the major source of the Company's revenues.

In 1994, the Company announced the results of a Phase III clinical trial of its recombinant beta interferon, AVONEX(TM) interferon beta-1a, as a treatment for relapsing forms of multiple sclerosis. In 1995, based on the data from the trial, the Company filed for a product license for AVONEX(TM) in the United States and market approval for AVONEX(TM) in the European Union and Canada. An independent advisory committee to the U.S. Food and Drug Administration (the "FDA") recommended, at a meeting on December 4, 1995, that the FDA approve the Company's product license application for AVONEX(TM) as a treatment for relapsing forms of multiple sclerosis. The Company has also filed an application with the FDA for an establishment license for its Cambridge, Massachusetts facility to manufacture AVONEX(TM). In anticipation of regulatory approval, the Company is making a significant investment in its commercial infrastructure to manufacture, market and sell AVONEX(TM). If the Company is successful in its efforts to obtain regulatory approval for AVONEX(TM) and for its Cambridge, Massachusetts manufacturing facility, the Company will market AVONEX(TM) in the United States, Canada and major markets of Europe.


RESULTS OF OPERATIONS

1995 AS COMPARED TO 1994

Total revenues in 1995 were $151.7 million, as compared to $156.3 million in 1994, a decrease of 3%. Revenues from royalties for 1995 decreased approximately $5.8 million or 4% as compared to 1994, primarily due to the inclusion in the first quarter of 1994 of a one-time payment of approximately $10 million in royalties from Eli Lilly & Co. ("Lilly") under a licensing agreement covering certain patent rights for gene expression methods. This one-time payment related to sales that occurred after issuance of the patent but before the licensing agreement was signed. Licensee sales of products from which Biogen derives royalties increased from approximately $1.7 billion in 1994 to approximately $1.8 billion in 1995. Royalty revenue from these licensee sales increased approximately $5 million primarily as a result of an increase in sales of hepatitis B vaccines sold by SmithKline Beecham plc ("SmithKline") and Merck & Co., Inc. ("Merck"). This increase was primarily attributable to a vaccination program in France for infants and adolescents which began in late 1994. Worldwide hepatitis B vaccine sales in 1995 reached the billion dollar level with sales outside the United States increasing approximately 25% in 1995 as compared to 1994. The increase in royalty revenue from hepatitis B vaccines was partially offset by a slight decline in royalty revenue from sales of alpha interferon by Schering Plough Corporation ("Schering Plough") in 1995 as compared to 1994.

In the near term, the Company expects overall sales of licensee products to continue at or near current levels although royalty income may fluctuate depending on changes in sales volumes for specific products, patent expirations or other developments. Moreover, there are numerous health care reform initiatives currently underway in the United States and other major pharmaceutical markets and it is not yet clear what effect, if any, these initiatives or other legal and regulatory developments may have on product sales by the Company's licensees. In addition, these sales levels may fluctuate from quarter to quarter due to the timing and extent of major events such as new indication approvals, vaccination programs or licensing arrangements.

Interest income for 1995 increased by $1.1 million from 1994 due primarily to higher returns on invested funds.

Expenses

Total expenses for 1995 were $144.2 million as compared to $158.3 million in 1994. Cost of sales increased $0.6 million, or 6% in 1995 as compared to 1994, primarily due to increased royalty obligations to third parties. Research and development expenses for 1995 were $87.4 million, a decrease of $3.8 million, or 4% in 1995 as compared to 1994. The decrease was primarily due to higher costs in 1994 associated with the clinical development of HIRULOG(R) thrombin inhibitor, partially offset by costs incurred in 1995 for the production of clinical material by a contract manufacturer and an increase in personnel costs. The Company expects that, in the long-term, research and development expenses will increase as the Company expands its development efforts with respect to new products and begins clinical trials of these products.

General and administrative expenses increased by $15.6 million, or 63% in 1995 as compared to 1994, due primarily to higher costs for market development efforts related to AVONEX(TM), including costs related to the Company's European headquarters in Paris, and legal and personnel-related costs. The Company expects that general and administrative expenses will increase in the near and long-term as compared to 1995 as the Company continues to put in place the commercial infrastructure and sales and marketing organizations necessary to sell AVONEX(TM). The anticipated level of expense will depend on the status of regulatory approvals and the resulting levels of commercial ramp-up activities. In December 1995, an independent advisory committee to the FDA recommended that the FDA approve the Company's product license applications for AVONEX(TM) as a treatment for relapsing forms of multiple sclerosis. The Company has also filed an application with the FDA for an establishment license for its Cambridge, Massachusetts facility and application for marketing approval for AVONEX(TM) in several other jurisdictions, including Canada and the European Union.

Other expenses decreased by $26.4 million in 1995 as compared to 1994, primarily due to a $25 million pre-tax charge in 1994 as a result of the Company's decision to discontinue its major activities associated with the development of its HIRULOG(R) thrombin inhibitor product.

Income tax expense for 1995 and 1994 varied from the amount computed at U.S. federal statutory rates, primarily as a result of the impact of net operating loss carryforwards. As of December 31, 1995, the Company had a net deferred tax asset of $57.1 million (before valuation allowance) consisting primarily of the future tax benefits from net operating loss carryforwards and other tax credits. At December 31, 1995, the Company has a 100% valuation allowance against the net deferred tax asset. If this net deferred tax asset is fully realized through sufficient future profitability, future reversals of the valuation allowance will, on a cumulative basis, reduce future income tax expense by approximately $21.3 million and increase paid-in capital by approximately $35.8 million. Realization of the net deferred tax asset and future reversals of the valuation allowance depend on the Company's ability to achieve future profitability through earnings from existing sources and from sales of AVONEX(TM) or other proprietary products. The timing and amount of future earnings will depend on the Company's success in obtaining approval for and in marketing and selling AVONEX(TM), as well as the results of development, clinical trials and commercialization of other products under development. The Company will assess the need for the valuation allowance at each balance sheet date based on all available evidence.

Under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", the Company would be required to recognize all or a portion of its $57.1 million net deferred tax asset, with corresponding increases to net income and paid-in capital, if it believed that it was more likely than not, given the weight of all available evidence, that all or a portion of the benefits of the carryforward losses and tax credits would be realized. Given the possibility of fluctuations in the Company's revenue stream, anticipated increases in the Company's expenses, the uncertainties involved and number of milestones to be achieved in obtaining regulatory approval for AVONEX(TM) and in successfully commercializing the product and the risks and uncertainties associated with taking new products through the development pipeline, the Company has concluded, based on the standard set forth in SFAS 109, that it is more likely than not that the Company will not realize any benefits from its net deferred tax asset, and it has therefore recorded a 100% reserve against the asset. In making its determination under SFAS 109, the Company considered its positive earnings history in 1992, 1993, and 1995, although the weight given to this past history was partially offset by the Company's loss in 1994, the increases in expenses since 1992 and the short-term nature of some of the events leading to the revenue growth in 1992 and 1993. As noted above, since the Company is not involved in the development or sale of products by licensees, the Company is unable to accurately predict the timing or potential impact of all of the events or trends which may affect licensee sales or when and for how long these events or trends are likely to affect the Company's royalty income. The Company also considered whether to take into account potential profits that the Company may earn on sales of AVONEX(TM), if the product is approved and successfully marketed. The Company recognized, however, that it has never marketed or sold its own proprietary drug and faces a number of hurdles if it is to be successful in commercializing AVONEX(TM), including obtaining regulatory approval for the product and manufacturing plant, establishing customer service, marketing and sales organizations and obtaining market acceptance for the product. The Company viewed its lack of operating history as a fully integrated biopharmaceutical company, the number of hurdles it faces to successfully commercialize AVONEX(TM) and the uncertainties related to the Company's revenue stream as support for recording a 100% reserve against its net deferred tax asset under SFAS 109. The Company finally considered as support for the reserve the Company's current expectation that, as a result of commercialization ramp-up and pipeline expansion activities, expenses will likely exceed revenues until such time as the Company has profitably marketed AVONEX(TM). The Company will assess the need for the valuation allowance at each balance sheet date based on all available evidence.

During 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock-Based Compensation". Biogen intends to adopt SFAS 123 through disclosure only in 1996.


1994 AS COMPARED TO 1993

Revenues

Total revenues in 1994 were $156.3 million as compared to $149.3 million in 1993, an increase of 5%. This increase was attributed to higher levels of royalties and interest income.

Revenues from royalties and product sales grew to $140.4 million in 1994 as compared to $136.4 million in 1993. This increase was due primarily to an increase in ongoing royalties received from licensee sales of hepatitis B vaccines, sold by SmithKline and Merck, and a license agreement the Company signed in the first quarter of 1994 with Lilly. These amounts more than offset the decrease in royalties received from Schering-Plough, the Company's licensee for alpha interferon. Sales of hepatitis B vaccines outside the United States increased 60% in 1994. The market for hepatitis B vaccines increased significantly in Europe, primarily in France, where a vaccination program for infants and adolescents was instituted during 1994. Sales of hepatitis B vaccines in the United States decreased 16% from 1993 levels. During the first quarter of 1994, the Company signed a licensing agreement with Lilly covering certain patent rights for gene expression methods. Under this agreement, Lilly paid the Company approximately $10 million in royalties that related to sales occurring before 1994. Sales of alpha interferon, sold by Schering-Plough, were $426 million in 1994 as compared to $572 million in 1993. The decrease in alpha interferon sales was primarily attributable to lower sales in Japan, which was driven by a 17% government-mandated decrease in the price of alpha interferon, effective on April 1, 1994, and restrictions on off-label usage.

Interest income for 1994 increased from 1993 due primarily to higher interest rates and levels of invested funds.

Expenses

Total expenses were $158.3 million in 1994 as compared to $114.7 million in 1993. Cost of sales decreased to $9.9 million and primarily represents royalty obligations to third parties. Research and development costs were $91.2 million in 1994 compared to $79.3 million in 1993, an increase of 15%. The increase in research and development costs was due primarily to increased regulatory work, development costs and clinical expenses relating to HIRULOG(R) and recombinant beta interferon. On October 31, 1994, the Company announced the completion of preliminary analysis of the results of its Phase III trial for HIRULOG(R) in angioplasty and that the drug did not achieve its primary efficacy endpoint. As a result, the Company decided to discontinue its major activities associated with HIRULOG(R) development.

General and administrative expenses increased $7.5 million in 1994 as compared to 1993. This was primarily due to higher costs related to market development efforts, establishment of a European headquarters in Paris and legal and personnel related costs.

Other expenses increased by $26.4 million and includes a third quarter pre-tax charge of $25 million as a result of the Company's decision to discontinue its major activities associated with HIRULOG(R) development. The charge relates entirely to third-party expenses associated with the manufacturing of drug supplies and wind-down of clinical trial activities. The 1994 amount also includes losses from the sale of certain marketable securities and impacts of foreign exchange associated with the sale of certain accounts receivable. The 1993 amount includes a charge of $4.3 million related to the Genentech, Inc/Schering-Plough patent settlement with respect to the production of recombinant alpha interferon by Schering-Plough and a charge of $1.8 million for the wind-down of the Company's fifty percent owned European joint venture.

FINANCIAL CONDITION

At December 31, 1995, cash, cash equivalents and marketable securities were $307.9 million compared with $267.8 million at December 31, 1994, an increase of $40.1 million. Working capital increased $40.1 million to $286.9 million. Net cash provided by operating activities for the year ended December 31, 1995 was $9.4 million. Cash outflows included investments in property and equipment and patents of $50.3 million and net purchases of marketable securities of $42 million. Cash inflows included $35.3 million from loan agreements with banks, $8.9 million from common stock option and purchase plans activity and $30.6 million from the exercise of 1.8 million common stock warrants issued in 1989 as part of a research agreement with an insurance company. All of the warrants issued under this agreement have been exercised.

In March 1995, the Company completed construction of its research laboratory and office building in Cambridge, Massachusetts and entered into a $25 million loan with a bank, secured by the building. In the second quarter of 1995, the Company began construction of its biologics manufacturing facility in Research Triangle Park, North Carolina. The Company plans to manufacture AVONEX(TM) at the facility upon licensing by the FDA for the manufacture of AVONEX(TM). Until the facility is licensed, the Company will manufacture AVONEX(TM) in its Cambridge, Massachusetts facility which is the subject of an application filed with the FDA for an establishment license for the manufacture of AVONEX(TM). The estimated cost of construction, including land, of the Research Triangle Park facility is $57 million. As of December 31, 1995, the Company had paid or been invoiced approximately $17 million and had commitments totaling approximately $36 million on this project. In August 1995, the Company entered into a loan agreement with a bank for financing of this project.
Under the terms of the agreement, the Company may advance funds during the construction period up to $50 million. The Company limits its exposure to fluctuations in interest rates with interest rate swap agreements which fixes its interest rates on the loans outstanding between 6.39% - 7.75%.

Under the terms of a contract manufacturing agreement signed in the third quarter of 1994, the Company is committed to purchasing manufacturing capacity for the production of clinical material through 1997 at a cost of approximately $4 million each year. Under this same agreement, the Company is also required to construct for the manufacturer additional manufacturing capacity, the cost of which is not expected to exceed $5.5 million. A portion of this amount is reimbursable by the manufacturer upon completion of the agreement.

In August 1995, the Company signed a collaborative research agreement for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. The Company acquired a significant minority equity interest in Genovo as well as certain licensing rights. The Company has agreed to fund research and development costs to Genovo up to approximately $37 million over the next five years, depending on achievement of scientific milestones.

In 1993, SmithKline initiated arbitration in the United States regarding the rate of royalties payable from sales of hepatitis B vaccines by SmithKline in the United States. The amount paid by SmithKline and in dispute as of December 31, 1995, was approximately $23 million. In April 1995, an arbitration panel ruled in Biogen's favor in the arbitration. On June 30, 1995, SmithKline made a motion to vacate this decision in the Federal District Court for the Southern District of New York. The Company believes that an adverse ruling from the Federal District Court is not probable and therefore, no amount has been accrued.

During the fourth quarter of 1994, a total of six class action lawsuits were initiated against the Company and several of its directors and officers.
These cases have been consolidated into a single proceeding in the United States District Court for the District of Massachusetts. The lawsuits generally allege that the Company and the named directors and officers violated federal securities laws in connection with the Company's public disclosures, including disclosures relating to HIRULOG(R) and other disclosures made in connection with patent matters related to AVONEX(TM). The plaintiffs seek damages in unspecified amounts. On January 23, 1996, the Federal District Court dismissed all claims against the Company's outside directors, all claims related to AVONEX(TM) and most of the claims relating to statements concerning the Company's HIRULOG(R) thrombin inhibitor. The only two claims remaining in the case pertain to statements concerning the results of the HIRULOG(R) TIMI-7 clinical trial. The Court did not reach a decision on the merits of these claims. Proceedings with respect to the remaining claims are in the preliminary stages and accordingly, no estimate can be made as to the amount or range of any potential loss which could result from the final outcome of this matter. The Company believes that an adverse ruling is not probable, and no amount has been accrued.

The Company currently believes that the financial resources available to it, including its current working capital and its existing and anticipated contractual relationships, will be sufficient to finance its planned operations and capital expenditures for the near term. However, the Company may have additional funding needs, the extent of which will depend upon the level of royalties and product sales, competitive and technological developments, the outcome of clinical trial programs, the receipt and timing of required regulatory approvals for products, the results of research and development efforts, and business expansion opportunities. Accordingly, from time to time, the Company may obtain funding through various means which could include collaborative agreements, lease or mortgage financings, sales of equity or debt securities and other financing arrangements.

Outlook

Having completed the majority of the development effort for AVONEX(TM), the Company has begun to expand its development efforts related to other products in its pipeline. The expansion of the pipeline may include increases in spending on internal projects, the acquisition of third party technologies or products, or other types of investments. Since the Company does not currently market any drugs directly, the Company is in the process of building a commercial infrastructure both in North America and in Europe to market and sell AVONEX(TM). The timing, nature and scope of the activities related to the building of a commercial infrastructure will continue to depend on the status of the Company's regulatory filings and approval activities. As development efforts expand and as AVONEX(TM) ramp-up activities evolve, the Company anticipates that expenses will likely exceed revenues until such time as the Company has successfully marketed AVONEX(TM). As a result, the Company does not expect past operating results to be indicative of future operating results.

Certain of the statements set forth above and elsewhere in the financial statements, including statements regarding the anticipated rate of the Company's royalties in the future, the Company's future expenses, and predictions as to the anticipated outcome of pending litigation, are forward-looking and are based upon the Company's current belief of the outcome and timing of such future events. Important factors which could negatively impact the Company's results of operations going forward are set forth under Results of Operations, "1995 As Compared to 1994" and below.

While the Company's ability to achieve profitability in prior years has been dependent mainly on the level of royalty revenues as compared to expenses, the Company's future profitability will be dependent on the outcome of a number of factors. These include: the level of royalties from existing licensee product sales; the timing and extent of royalties from additional licensing opportunities; successful completion of development activities related to AVONEX(TM); receipt of timely FDA and European regulatory approval for AVONEX(TM); the level of revenues and profitability from AVONEX(TM) sales, provided that the product is approved; the cost and success of developing and commercializing other products the Company is developing; and the cost and success of other business opportunities that may arise from time to time. There can be no assurance that the Company will achieve a positive outcome with respect to any of these factors, or that the timing and extent of the Company's success with respect to any combination of these factors will be sufficient to result in the profitability of the Company.





         BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS



(in thousands, except share amounts)
As of December 31,                                     1995          1994

ASSETS
CURRENT ASSETS
  Cash and cash equivalents....................... $    45,770   $    54,682
  Marketable securities...........................     262,178       213,120
  Accounts receivable.............................      19,612        18,502
  Other...........................................      12,749         8,480
                                                      --------      --------
    Total current assets..........................     340,309       294,784
                                                      --------      --------

PROPERTY AND EQUIPMENT, NET.......................     115,048        73,162
                                                      --------      --------

OTHER ASSETS
  Patents, net....................................       7,988         8,116
  Other...........................................       5,856         1,800
                                                      --------      --------
    Total other assets............................      13,844         9,916
                                                      --------      --------
                                                   $   469,201   $   377,862
                                                      ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable................................ $    12,512   $     9,991
  Current portion of long-term debt...............       1,667            --
  Accrued expenses and other......................      39,216        37,937
                                                      --------      --------
    Total current liabilities.....................      53,395        47,928
                                                      --------      --------
LONG-TERM DEBT, LESS CURRENT PORTION..............      32,826            --
                                                      --------      --------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common stock, par value $0.01 per share
   (55,000,000 shares authorized; issued:
   1995 - 35,505,501; 1994 - 33,128,771)..........         355           331
  Additional paid-in capital......................     409,148       368,784
  Accumulated deficit.............................     (27,699)      (33,359)
  Unrealized gains(losses) on
   marketable securities..........................       1,245        (5,867)
  Cumulative translation adjustments..............         (69)           45
                                                      --------      --------
    Total shareholders' equity....................     382,980       329,934
                                                      --------      --------
                                                   $   469,201   $   377,862
                                                      ========      ========

See accompanying notes to consolidated financial statements.

      BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

Years Ended December 31,                 1995          1994          1993

REVENUES:
  Royalties.......................... $  134,653    $  140,433    $  136,418

  Interest...........................     17,038        15,911        12,869
                                        --------      --------      --------
    Total revenues...................    151,691       156,344       149,287
                                        --------      --------      --------
EXPENSES:
  Cost of sales......................     10,504         9,948        12,139

  Research and development...........     87,448        91,213        79,315

  General and administrative.........     40,293        24,686        17,236

  Other..............................      6,001        32,404         5,980
                                        --------      --------       --------
    Total expenses...................    144,246       158,251       114,670
                                        --------      --------      --------

      Income(loss) before income
       taxes.........................      7,445        (1,907)       34,617

INCOME TAXES.........................      1,785         2,990         2,200
                                        --------      --------      --------
      Net income(loss)............... $    5,660    $   (4,897)   $   32,417
                                        ========      ========      ========

EARNINGS (LOSS) PER SHARE OF
COMMON STOCK......................... $     0.16    $    (0.15)   $     0.93
                                        ========      ========      ========

Average number of shares outstanding.     36,445        32,774        34,720
                                        ========      ========      ========




See accompanying notes to consolidated financial statements.













     BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
Years Ended December 31,                 1995          1994          1993

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)..................  $   5,660    $   (4,897)   $   32,417
  Adjustments to reconcile net income
   (loss) to net cash provided from
   operating activities:
    Depreciation and amortization....     10,916         8,056         6,657
    Other............................     (3,177)        3,484         1,473
    Changes in:
     Accounts receivable.............     (1,110)       13,193         1,720
     Other current assets............     (4,269)       (1,102)         (234)
    Accounts payable, accrued
     expenses and other liabilities..      1,429        16,152         5,537
                                        --------      --------      --------
  Net cash provided from operating
   activities........................      9,449        34,886        47,570
                                        --------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of marketable
   securities........................   (349,025)     (312,057)     (515,934)
  Proceeds from sales of marketable
   securities........................    307,021       285,432       462,706
Acquisitions of property
   and equipment.....................    (47,998)      (40,540)      (10,770)
  Additions to patents...............     (2,311)       (3,130)       (2,697)
                                        --------      --------      --------
  Net cash used by investing
   activities........................    (92,313)      (70,295)      (66,695)
                                        --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of
   long-term debt....................     35,326            --            --
  Repayments on long-term debt.......       (833)           --            --
  Issuance of common stock and warrant
   and option exercises..............     39,459        15,545         7,808
                                        --------      --------      --------
  Net cash provided from financing
   activities........................     73,952        15,545         7,808
                                        --------      --------      --------

NET DECREASE IN CASH AND
  CASH EQUIVALENTS...................     (8,912)      (19,864)      (11,317)
                                        --------      --------      --------

CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR............................     54,682        74,546        85,863
                                        --------      --------      --------

CASH AND CASH EQUIVALENTS,
  END OF YEAR........................  $  45,770     $  54,682     $  74,546
                                        ========      ========      ========

See accompanying notes to consolidated financial statements.

              BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)
Years Ended December 31, 1995, 1994 and 1993
                                                                Unrealized
                                                                Gains
                                        Additional              (Losses) on  Cumulative
                             Common      Paid-in                Marketable  Translation   Shareholders'
                              Stock      Capital     Deficit    Securities  Adjustment       Equity
                           ----------- ----------- -----------  ----------- -----------  ------------
Balance,
December 31, 1992........  $       317 $   345,445 $   (60,879) $       --  $        70   $   284,953

Issuance of common stock.                      475                                                475
Exercise of options......            6       7,327                                              7,333
Net income...............                               32,417                                 32,417
Translation adjustment...                                                            (4)          (4)
Balance,                      --------    --------    --------    --------     --------     --------
December 31, 1993........          323     353,247     (28,462)         --           66      325,174

Conversion of warrants...            5      10,889                                            10,894
Issuance of common stock.                      457                                               457
Exercise of options......            3       4,191                                             4,194
Unrealized losses on
 marketable securities...                                           (5,867)                   (5,867)
Net loss.................                               (4,897)                               (4,897)
Translation adjustment...                                                           (21)         (21)
Balance                       --------    --------    --------    --------     --------      --------
December 31, 1994........  $       331  $  368,784  $  (33,359) $   (5,867) $        45   $   329,934

Conversion of warrants...           18      30,582                                             30,600
Issuance of common stock.                      470                                                470
Exercise of options,
 including tax benefits.             6       9,312                                              9,318
Unrealized gain on
 marketable securities...                                            7,112                      7,112
Net income...............                                5,660                                  5,660
Translation adjustment...                                                          (114)         (114)
Balance                       --------    --------    --------    --------     --------      --------
December 31, 1995........  $       355  $  409,148  $  (27,699) $    1,245  $       (69)  $   382,980
                              ========    ========    ========    ========     ========      ========
See accompanying notes to consolidated financial statements.

    BIOGEN, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Biogen, Inc. (the "Company") is a biopharmaceutical company principally engaged in developing and manufacturing drugs for human healthcare through genetic engineering. The Company is focused primarily on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases and certain viruses and cancer. The Company's primary source of revenues consists of royalties received from licensees that sell products based on technology developed by the Company. These royalties are primarily derived from sales of alpha interferon and hepatitis B products.

The Company is in the process of building the commercial infrastructure necessary to support marketing and sales of its recombinant beta interferon, AVONEX(TM) interferon beta 1a, as the therapy for relapsing forms of multiple sclerosis. If the Company is successful in its efforts to obtain regulatory approval for AVONEX(TM), the Company will market the product in the United States, Canada and major markets of Europe.

Consolidation Principles

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. During 1995, the Company formed two wholly-owned subsidiaries in Europe. All material intercompany balances and transactions have been eliminated. Certain items in prior years' financial statements have been reclassified to conform with the current year's presentation.

Translation of Foreign Currencies

Adjustments resulting from the translation of the financial statements of the Company's foreign operations into U.S. dollars are excluded from the determination of net income and are accumulated in a separate component of shareholders' equity. Foreign exchange translation gains and losses are included in the results of operations. Such amounts for the years presented were insignificant.

Cash, Cash Equivalents and Marketable Securities

The Company considers only those investments which are highly liquid, readily convertible to cash and which mature within three months from date of purchase to be cash equivalents. The Company invests its excess cash balances in marketable debt securities, primarily U.S. government securities and corporate bonds and notes, with strong credit ratings. The Company limits the amount of investment exposure as to institution, maturity and investment type.

Accounts Receivable

During the first quarter of 1994, the Company entered into an agreement with a bank to sell certain foreign based accounts receivable, with recourse. At December 31, 1995, the Company had approximately $9.7 million of foreign based accounts receivable outstanding under the agreement. The exposure to credit risk under the recourse provision is minimal since the debtors are highly rated companies. The selling price is partially determined by foreign exchange rates at the end of each quarter. Resulting gains and losses are recorded in other expenses when the receivables are sold.

Property and Equipment

Property and equipment is carried at cost and depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life or the term of the respective lease. Buildings and equipment are depreciated over estimated useful lives ranging from 30 to 40 and 5 to 10 years, respectively.

Patents

The costs of patents and patent applications are capitalized and amortized on the straight-line basis over estimated useful lives up to 15 years. Accumulated amortization of patent costs was $9.3 million and $7.9 million as of December 31, 1995 and 1994, respectively.

Revenues

The Company receives revenues under license agreements with a number of third parties that sell products based on technology developed by the Company. All of the license agreements provide for the payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on estimates of the sales that occurred during the relevant period. Many of the license agreements also provide for the payment of one-time, non-refundable fees when the agreement is signed or when commercial goals are achieved. These fees are recorded as revenue in accordance with the terms of the particular agreement.

Research and Development Expenses

Research and development costs are expensed as incurred.

Per Share Data

Earnings (loss) per share is based upon the weighted average number of common shares and, if dilutive, common stock equivalents outstanding, which include options and warrants.


2.  FINANCIAL INSTRUMENTS

As of January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which had no effect on net income. In accordance with SFAS 115, the Company classified its marketable securities as "available for sale" with the securities recorded at fair market value and unrealized gains and losses included in shareholders' equity, net of related tax effects.






The following is a summary of marketable securities as of December 31, 1995:

                                    Fair           Unrealized       Amortized
(in thousands)                      Value      Gains     Losses        Cost

December 31, 1995:
U.S. Government securities        $ 136,218   $ 1,021   $    535    $ 135,732
Corporate debt securities           125,960       758         --      125,202

December 31, 1994:
U.S. Government securities        $ 151,197   $    16   $  4,160    $ 155,341
Corporate debt securities            61,923        --      1,723       63,646


The average maturity of the Company's marketable securities as of December 31, 1995 was 18 months. Proceeds from maturities and other sales of marketable securities, which were primarily reinvested, for the year ended December 31, 1995, were $307 million. Realized gains or losses on these sales for the years ended December 31, 1995, 1994 and 1993 were a $58,000 loss, a $3.4 million loss and a $553,000 gain, respectively.


3.  LONG-TERM DEBT

In March 1995, the Company completed construction of its research and office building in Cambridge, Massachusetts and entered into a $25 million floating rate (LIBOR plus 1%) loan with a bank. The loan agreement provides for annual principal payments of $1.7 million in each of the years 1996 through 1999 with the balance due May 8, 2005. The Company has fixed its interest rate on the loan at 7.5% under the terms of a swap agreement under which the Company agrees to exchange with the bank semi-annually the difference between 7.5% and a floating rate computed on a notional amount beginning at $25 million and amortizing according to the same terms of the loan agreement.

In the second quarter of 1995, the Company began construction of its biologics manufacturing facility in Research Triangle Park, North Carolina. The estimated cost of construction, including land, is $57 million. In August 1995, the Company entered into a loan agreement with a bank for financing of this project. Borrowings under the loan agreement bear interest at LIBOR plus
 .0625%. Under the terms of the agreement, the Company may be advanced funds during the construction period up to $50 million. Beginning upon the earlier of 90 days after completion of the project or August 1997, the outstanding principal balance will be payable in 39 consecutive quarterly installments of $0.8 million, assuming the full $50 million is advanced, with the balance due in 2007. As of December 31, 1995, funds advanced were $10.3 million. The Company also entered into two interest rate swap agreements fixing its interest rate at 6.39% during the construction period and 7.75% during the remaining term of the loan, payable quarterly.

The Company uses the swap agreements to manage interest costs and risk associated with the floating rate debt and, accordingly, accounts for the swap agreements under the accrual basis, recording the differential to be paid or received as interest expense. The fair value of the swap agreements at December 31, 1995, representing the cash requirements of the Company to settle the agreements, approximated $3.2 million. Terms of the loan agreements include various covenants, including financial covenants which require the Company to maintain minimum net worth, cash flow and various financial ratios. The loans are secured by certain assets of the Company. Total interest paid for the years ended December 31, 1995, 1994 and 1993 amounted to approximately $2.0 million, $400,000 and $0, respectively.


4.  CONSOLIDATED BALANCE SHEET DETAILS

(in thousands)                                         1995          1994


Property and equipment:
  Land............................................  $    3,301    $    2,691
  Buildings.......................................      23,960            --
  Construction in progress........................      20,184        29,117
  Leasehold improvements..........................      45,663        38,761
  Equipment.......................................      61,906        34,082
                                                      --------      --------
  Total cost......................................     155,014       104,651
                                                      --------      --------
  Less accumulated depreciation...................      39,966        31,489
                                                      --------      --------
                                                    $  115,048    $   73,162
                                                      ========      ========
Accrued expenses and other:
  Royalties and licensing fees....................  $    9,431    $    8,379
  Clinical trial costs............................       2,105         5,097
  Discontinuance of HIRULOG(R) program...........          947         7,813
  Income taxes....................................       5,654         5,312
  Other...........................................      21,079        11,336
                                                       --------     --------
                                                    $   39,216    $   37,937
                                                       ========     ========

5.  PENSIONS

The Company has a defined benefit pension plan which provides benefits to substantially all of its employees. The Company also has a supplemental retirement benefit plan which covers certain employees. The pension plans are noncontributory with benefit formulas based on employee earnings and credited years of service. The Company's funding policy for its pension plans is to contribute amounts deductible for federal income tax purposes. Funds contributed to the plans are invested primarily in fixed income and equity securities. Pension cost for each of the three years ended December 31, 1995 are summarized below:

(in thousands)                           1995          1994          1993


Service cost........................  $      847    $      791     $     477
Interest cost.......................         371           313           236
Actual return on plan assets........        (622)            9          (113)
Net amortization and deferral.......         420          (149)          (33)
                                         -------       -------       -------
Net pension cost....................  $    1,016    $      964      $    567
                                         =======       =======        =======



The funded status of the defined benefit plans at December 31, is as follows:

(in thousands)                                         1995          1994

Actuarial present value of:
  Vested benefits obligation.....................  $     4,513   $     2,720
  Non-vested benefits............................          501           300
                                                      --------      --------
  Accumulated benefit obligation.................        5,014         3,020
                                                      ========      ========
Projected benefit obligation.....................        7,267         4,419

Plan assets at fair value........................        3,385         2,289
                                                      --------      --------
Projected benefit obligation in excess
  of plan assets.................................        3,882         2,130
Unrecognized net asset...........................           63            83
Unrecognized net loss............................       (1,407)         (137)
Unrecognized prior service cost..................         (165)         (183)
                                                      --------      --------
Accrued pension cost.............................  $     2,373   $     1,893
                                                      ========      ========

The projected benefit obligation was determined using an assumed discount rate of 7.25% for 1995 and 8.5% for 1994. The assumed long-term compensation increase rate was 5% and the assumed long-term rate of return on plan assets was 8% for both 1995 and 1994.


6.  INCOME TAXES

The components of income (loss) before income taxes and of income tax expense for each of the three years ended December 31, is as follows:

(in thousands)                           1995          1994          1993

Income (loss) before income taxes:
  Domestic..........................  $   28,845    $   (1,533)   $   37,218
  Foreign...........................     (21,400)         (374)       (2,601)
                                        --------      --------      --------
                                      $    7,445        (1,907)   $   34,617
                                        ========      ========      ========

Income tax expense:
  Federal...........................  $    1,264     $   2,540    $    1,700
  State.............................         211           415           476
  Foreign...........................         310            35            24
                                        --------      --------      --------
                                      $    1,785     $   2,990    $    2,200
                                        ========      ========      ========

The Company's foreign subsidiaries generated operating losses in 1995 reflecting the costs of building a commercial infrastructure in Europe and the foreign subsidiaries investment in the Company's consolidated research and development efforts.


Deferred tax assets (liabilities) are comprised of the following at December
31:

(in thousands)                                         1995          1994

Tax credits......................................  $    20,648   $    18,287
Loss carryforwards...............................       30,625        29,017
Discontinuance of HIRULOG(R) program............         5,984         7,548
Other............................................        4,579         7,702
Deferred tax assets valuation allowance..........      (57,091)      (58,437)
                                                      --------      --------
 Deferred tax assets, net........................        4,745         4,117
                                                      --------      --------
Depreciation and amortization....................       (4,745)       (4,117)
                                                      --------      --------
 Deferred tax liabilities........................       (4,745)       (4,117)
                                                      --------      --------
                                                    $       --    $       --
                                                      ========      ========
At December 31, 1995, the Company has a 100% valuation allowance against the net deferred tax asset as the Company has concluded, based on the standard set forth in Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," that it is more likely than not that the Company will not realize any benefits from its net deferred tax asset. Realization of the net deferred tax asset and future reversals of the valuation allowance depend on the Company's ability to achieve future profitability through earnings from existing sources and from sales of AVONEX(TM) or other proprietary products. The timing and amount of future earnings will depend on the Company's success in obtaining approval for and in marketing and selling AVONEX(TM), as well as the results of development, clinical trials and commercialization of other products under development.
The Company will assess the need for the valuation allowance at each balance sheet date based on all available evidence.

The net change in the valuation allowance was a decrease of $1.3 million in 1995 and an increase of $10.8 million in 1994. Of the $57.1 million valuation allowance at December 31, 1995, $35.8 million relating to deductions for non-qualified stock options will be credited to paid-in capital, if realized.

A reconciliation between the amounts of reported income tax expense and the amounts computed using the U.S. federal statutory rate of 35% are as follows:

(in thousands)                               1995        1994        1993
Income tax expense (benefit) at
  statutory rates........................ $    2,606  $     (667) $   12,116
State taxes, net of federal income
  tax benefit............................        138         270         309
Foreign losses without tax benefit
  and foreign rate differential..........      7,812         391         934
Effects of losses not currently
  utilizable.............................         --       2,962          --
Utilization of net operating loss
  carryforwards and deferred tax assets..     (9,485)         --     (11,159)
Other, net...............................        714          34          --
                                            --------    --------    --------
Reported income tax expense.............. $    1,785  $    2,990  $    2,200
                                            ========    ========    ========

At December 31, 1995, the Company had net operating loss carryforwards available in the United States for federal income tax return purposes of $84 million and tax credits of $15 million, most of which expire at various dates through 2010. The Company also has approximately $1.0 million of foreign loss carryforwards at December 31, 1995 which do not expire. Total income tax payments for the years ended December 31, 1995, 1994 and 1993 amounted to $591,000, $170,000 and $983,000, respectively.


7.  COMMITMENTS AND CONTINGENCIES

The Company rents laboratory and office space and certain equipment under noncancellable operating leases. The rental expense under these leases, which terminate at various dates through 2004, amounted to $5.1 million in 1995, $4.7 million in 1994 and $3.6 million in 1993. The lease agreements contain various clauses for renewal at the option of the Company and, in certain cases, escalation clauses linked generally to rates of inflation. At December 31,1995, minimum annual rental commitments under noncancellable leases were as follows:

(in thousands)

Year

1996..................................................  $   6,229
1997..................................................      5,741
1998..................................................      4,177
1999..................................................      3,805
2000..................................................      3,211
Thereafter............................................      3,014
                                                         --------
Total minimum lease payments..........................  $  26,177
                                                         ========

Under the terms of a contract manufacturing agreement signed in 1994, the Company is committed to purchasing manufacturing capacity for the production of clinical material through 1997 at a cost of approximately $4 million each year. Under this same agreement, the Company is also required to construct for the manufacturer additional manufacturing capacity, the cost of which is not expected to exceed $5.5 million. A portion of this amount is reimbursable by the manufacturer upon completion of the agreement.

In August 1995, the Company signed a collaborative research agreement for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. The Company acquired a significant minority equity interest in Genovo as well as certain licensing rights. The Company accounts for the investment in Genovo on the equity method of accounting. The Company has agreed to fund research and development costs to Genovo up to approximately $37 million over the next five years, depending on achievement of scientific milestones, which will be recorded as research and development expense as incurred.

In 1994, the Company made a payment of $2.6 million to SmithKline Beecham plc ("SmithKline"), which amount had been previously reserved, in settlement of a dispute between the Company and SmithKline regarding the rate of royalties payable on non-U.S. sales of hepatitis B vaccines by SmithKline. In 1993, SmithKline initiated arbitration in the United States regarding similar royalty provisions in a separate agreement governing sales of hepatitis B vaccines by SmithKline in the United States. The amount paid by SmithKline and in dispute as of December 31, 1995 was approximately $23 million. In April 1995, an arbitration panel ruled in Biogen's favor in the arbitration. On June 30, 1995, SmithKline made a motion to vacate this award in the Federal District Court for the Southern District of New York. However, the Company believes that an adverse ruling from the Federal District Court is not probable and therefore, no amount has been accrued.

During the fourth quarter of 1994, a total of six class action lawsuits were initiated against the Company and several of its directors and officers.
These cases have been consolidated into a single proceeding in the United States District Court for the District of Massachusetts. The lawsuits generally allege that the Company and the named directors and officers violated federal securities laws in connection with the Company's public disclosures, including disclosures relating to its HIRULOG(R) thrombin inhibitor and other disclosures made in connection with patent matters related to AVONEX(TM). The plaintiffs seek damages in unspecified amounts. On January 23, 1996, the Federal District Court dismissed all claims against the Company's outside directors, all claims related to AVONEX(TM) and most of the claims relating to statements concerning the Company's HIRULOG(R) thrombin inhibitor. The only two claims remaining in the case pertain to statements concerning the results of the HIRULOG(R) TIMI-7 clinical trial. The Court did notreach a decision on the merits of these claims. Proceedings with respect to the remaining claims are in the preliminary stages and accordingly, no estimate can be made as to the amount or range of any potential loss which could result from the final outcome of this matter. The Company believes that an adverse ruling is not probable, and no amount has been accrued.


8.  SHAREHOLDERS' EQUITY

Convertible Exchangeable Preferred Stock

The Company has authority to issue 20,000,000 shares of $.01 par value preferred stock.

Shareholder Rights Plan

In 1989, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "right") for each share of common stock outstanding. Each right entitles the holder to purchase from the Company one one-hundredth of a share of $0.01 par value Series A junior participating preferred stock at a price of $68.00 per one-hundredth of a share, subject to certain adjustments. The rights are exercisable only if a person or group acquires 20% or more of the outstanding common stock of the Company or commences a tender offer which would result in the ownership of 20% or more of the outstanding common stock of the Company; or if 10% of the Company's common stock is acquired and the acquirer is determined by the Board of Directors to be an adverse person (as defined in the rights plan). Once a right becomes exercisable, the plan allows the Company's shareholders to purchase common stock at a substantial discount. Unless earlier redeemed, the rights expire on May 8, 1999. The Company is entitled to redeem the rights at $.01 per right, subject to adjustment for any stock split, stock dividend or similar transaction.


As of December 31, 1995, the Company has authorized the issuance of 400,000 shares of Series A junior participating preferred stock for use in connection with the shareholder rights plan.

Share Option and Purchase Plans

The Company has several plans and arrangements under which it may grant options to employees, Directors, Scientific Board members and consultants to purchase common stock. Options are granted for periods of up to 10 years and become exercisable in installments over periods of up to 7 years or upon the achievement of scientific or other goals. Activity under these plans and arrangement follows:

                                         1995          1994          1993

Outstanding, January 1..               5,382,068     4,755,330     4,785,293
 Granted................               1,232,600     1,211,697       917,327
 Exercised..............                (558,662)     (268,539)     (564,021)
 Cancelled..............                (170,189)     (316,420)     (383,269)
                                       ---------     ---------     ---------
Outstanding, December 31               5,885,817     5,382,068     4,755,330
                                       =========     =========     =========

Options were exercised during the three years ended December 31, 1995 at prices ranging from $4.25 to $54.88 per share. The exercise price of options outstanding at December 31, 1995, 1994 and 1993 ranged from $4.25 to $63.75 per share. At December 31, 1995, 2,962,273 options were exercisable and 1,882,226 shares were reserved for issuance of additional options which may be granted under the plans.

The Company also has two employee stock purchase plans covering substantially all of its employees. The plans allow employees to purchase common stock at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under the plans are subject to certain limitations and may not exceed an aggregate of 280,000 shares during the term of the plans; no shares may be issued after December 31, 2004. Through December 31, 1995, 113,492 shares have been issued under the plans.

During 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock-Based Compensation" (SFAS 123). Biogen intends to adopt SFAS 123 through disclosure only in 1996.

Common Stock Warrants

During 1995, the Company received $30.6 million from the exercise of 1.8 million common stock warrants issued in 1989 in connection with a research agreement with an insurance company. During 1994, the Company received $10.9 million from the exercise of 544,600 common stock warrants issued in connection with the original sale of limited partnership interests in Biogen Medical Products Limited Partnership. As of December 31, 1995, no common stock warrants were outstanding.





9.  GEOGRAPHIC DATA

Revenues, excluding interest, were derived in the following geographic areas for the years ended December 31:


(in thousands)                           1995          1994          1993

United States........................ $   44,764    $   44,083    $   45,846

Japan................................     16,082        27,216        43,959

Europe...............................     60,523        56,881        32,273

Other................................     13,284        12,253        14,340
                                        --------      --------      --------
                                      $  134,653    $  140,433    $  136,418
                                        ========      ========      ========

The Company received revenues from two unrelated parties in 1995 accounting for 40% and 39% of total royalty revenues; respectively; three unrelated parties in 1994 accounting for 40%, 34% and 11% of total royalty revenues, respectively; and two unrelated parties in 1993 accounting for 57% and 25% of total royalty revenues, respectively.


10.  OTHER EXPENSES

During the third quarter of 1994, the Company incurred a pre-tax charge to other expenses of $25 million as a result of its decision to discontinue its major activities associated with HIRULOG(R) development. The charge related entirely to third-party expenses associated with the manufacture of drug supplies and wind-down of clinical trial activities.


11.  QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

                             First     Second    Third     Fourth    Total
                            Quarter   Quarter   Quarter   Quarter     Year
1995

Total revenues............ $  35,970 $  36,896 $  38,177 $ 40,648  $ 151,691
Royalties revenue.........    31,953    32,717    33,884   36,099    134,653
Total expenses and
 taxes....................    33,136    36,182    37,049   39,664    146,031
Net income................     2,834       714     1,128      984      5,660
Earnings per share of
 common stock.............      0.08      0.02      0.03     0.03       0.16
___________________________________________________________________________

1994

Total revenues............ $  44,780 $  36,779 $  31,812 $  42,973 $ 156,344
Royalties revenue.........    41,167    32,793    27,733    38,740   140,433
Total expenses and
 taxes (a)................    33,551    36,168    58,233    33,289   161,241
Net income (loss) (a).....    11,229       611   (26,421)    9,684    (4,897)
Earnings (loss) per share
 of common stock..........      0.31      0.02     (0.80)     0.27     (0.15)

_____________________________________________________________________________

(a) Total expenses for the third quarter of 1994 includes a pre-tax charge of $25 million as a result of the Company's decision to discontinue its major activities associated with the development of its HIRULOG(R) thrombin inhibitor product.

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Biogen, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Biogen, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Boston, Massachusetts
January 23, 1996

MARKET FOR SECURITIES:
Biogen's securities are quoted on
the NASDAQ National Market System.
Common Stock symbol: BGEN

As of January 26, 1996, there were
approximately 2,817 holders of record
of the Company's Common Stock.  The
Company has not paid any dividends on
its Common Stock since its inception,
and does not intend to pay any
dividends in the foreseeable future.
The quarterly high and low closing
sales price of the Common Stock on the
NASDAQ National Market System for 1995
and 1994 are as follows:

                                             High    Low
FISCAL 1995
  First Quarter....                          42 3/832 1/4
  Second Quarter...                          46 3/437 3/8
  Third Quarter....                          61   41 1/5
  Fourth Quarter...                          64 1/450


FISCAL 1994
 First Quarter....                           52 3/432 7/8
 Second Quarter...                           38 3/427 1/4
 Third Quarter....                           55 3/427 3/4
 Fourth Quarter...                           55     32 3/4