Form 10-K, Exhibit 13
period 1996-12-31
BIOGEN INC
filed 1997-02-26
CIK 714655

EXHIBIT 13

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

Years Ended December 31,        1992      1993      1994      1995      1996
                              --------  --------  --------  --------  --------

Total revenues.............   $135,114  $149,287  $156,344  $151,691  $277,090
Product revenue............         --        --        --        --    78,202
Royalties revenue..........    121,714   136,418   140,433   134,653   181,502
Total expenses and taxes...     96,803   116,870   161,241   146,031   236,560
Net income(loss)(a).......      38,311    32,417    (4,897)    5,660    40,530
Earnings(loss) per common
  share(b)................        0.56      0.47     (0.07)     0.08      0.55
Cash and marketable
  securities...............    227,888   270,351   267,802   307,948   321,381
Total assets...............    311,192   356,950   377,862   469,201   634,572
Long-term debt, less
  current portion..........         --        --        --    32,826    62,254
Shareholders' equity(b)....    284,953   325,174   329,934   382,980   484,370

Average shares outstanding(b)   68,396    69,440    65,548    72,890    73,221





(a) Net loss for the year ended December 31, 1994 includes a pre-tax charge of $25 million as a result of the Company's decision to discontinue its major activities associated with the development of its HIRULOG[registered trademark] thrombin inhibitor product.

(b) On October 22, 1996, the Board of Directors declared a two-for-one stock split effected in the form of a stock dividend of one share of Common Stock for each share outstanding to shareholders of record on November 4, 1996. The distribution date of the stock dividend was November 15, 1996. All references to the number of shares and per share amounts in the financial statements have been restated to reflect the effect of the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Biogen, Inc. (the "Company" or "Biogen") is a biopharmaceutical company principally engaged in the business of developing, manufacturing and marketing drugs for human health care. The Company currently derives revenues from sales of AVONEX[trademark] under the Biogen name and from royalties on worldwide sales by the Company's licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B products. In May 1996, the Company received approval from the United States Food and Drug Administration ("FDA") to market its new product AVONEX[trademark] as a treatment for relapsing forms of multiple sclerosis ("MS"). MS is a chronic inflammatory disease of the central nervous system that affects over one million people worldwide. The successful launch of AVONEX[trademark] in the United States resulted in product revenues of $76.5 million in 1996. In the last quarter of 1996, the Company received regulatory approval to market and sell AVONEX[trademark] in Israel. The Company also expects to receive regulatory approval for AVONEX[trademark] in the European Union and Switzerland and to begin selling AVONEX[trademark] in certain European markets in the first half of 1997. The Company is also seeking approval for AVONEX[trademark] in Canada and several other countries.

The Company expects the percentage of product sales as a percentage of total revenues to increase in the near term as the Company continues to market its new product AVONEX[trademark]. The Company's revenues and profitability will be significantly impacted by the level of sales from AVONEX[trademark]. The Company also expects to face increasing competition in the MS marketplace from existing and recently approved treatments for MS. Due to these factors, the Company anticipates increasing expenditures to support AVONEX[trademark], including product marketing efforts, investments in manufacturing facilities, distribution arrangements and ongoing research.

The Company also continues to invest and devote resources to ongoing research and development efforts related to other potential products in its pipeline. The Company focuses on research programs it believes have the greatest competitive advantages and viable commercial markets.

On October 22, 1996, the Board of Directors declared a two-for-one stock split effected in the form of a stock dividend of one share of Common Stock for each share outstanding to shareholders of record on November 4, 1996. The distribution date of the stock dividend was November 15, 1996. All references to the number of shares and per share amounts in the financial statements have been restated to reflect the effect of the stock split.

RESULTS OF OPERATIONS

1996 AS COMPARED TO 1995

REVENUES Total revenues in 1996 were $277.1 million, as compared to $151.7 million in 1995, an increase of approximately 83%. The increase in total revenues in 1996 was primarily due to the successful launch of the Company's AVONEX[trademark] product in the United States in May 1996, which accounted for $76.5 million of product revenues. Currently, AVONEX[trademark] competes in the U.S. market against only one other product. The Company expects to face additional competition in the United States when a third product, which was recently approved by the FDA, enters the market as a treatment for MS. In the fourth quarter of 1996, the Company received regulatory approval to market and sell AVONEX[trademark] in Israel. The Company also expects to receive regulatory approval in the European Union and Switzerland in the first half of 1997. The Company expects product sales as of a percentage of total revenues to increase in the near term as the Company continues to market its new product AVONEX[trademark].

Revenues from royalties in 1996 were $181.5 million, an increase of $46.8 million or 34.8% as compared to 1995. Included in royalty revenue in 1996 is a one-time royalty payment of $30 million received under a license agreement with Pharmacia & Upjohn A.B. ("Pharmacia & Upjohn"). Under the terms of the license agreement Biogen granted Pharmacia & Upjohn a sublicense under certain patents related to proprietary protein secretion technology licensed exclusively to Biogen by Harvard University. In addition to the one-time $30 million payment, Pharmacia & Upjohn agreed to pay ongoing royalties on sales of Pharmacia & Upjohn's product Genotropin in the United States, Canada and Japan. Excluding the one-time royalty payment, royalty revenues increased 12.5%, primarily as a result of an increase in ongoing royalties received from Schering-Plough Corporation ("Schering-Plough"), the Company's licensee for alpha interferon.

In the near term, the Company expects overall sales of licensee products and royalty revenues to grow. The level of anticipated royalty growth may fluctuate depending on changes in sales volumes for specific products, patent expirations or other developments and new licensing arrangements, if any. There are a number of other factors which could also cause the actual level of royalty revenue to differ from the Company's expectations, for example, pricing reforms, health care reform initiatives, other legal and regulatory developments and the introduction of competitive products may have an impact on product sales by the Company's licensees. Since the Company is not involved in the development or sale of products by licensees, it is unable to predict the timing or potential impact of factors which may affect licensee sales. In addition, licensee sales levels may fluctuate from quarter to quarter due to the timing and extent of major events such as new indication approvals or vaccination programs.

Interest income in 1996 was $17.4 million, an increase of $348,000 or 2% as compared to 1995 and is primarily a result of increased funds invested.

EXPENSES
Total expenses in 1996 were $236.3 million as compared to $144.2 million in 1995. Cost of sales in 1996 was $28.5 million, an increase of $18 million or 171.6% as compared to 1995. Included in cost of sales in 1996 is $11.4 million from product sales and $17.1 million relating to royalty revenue. The gross margin in 1996 for product revenue was approximately $66.8 million or 85.4%. Cost of sales relating to royalty revenue for 1996 increased $6.6 million, or approximately 63%. Excluding the costs of sales relating to the one-time royalty payment from Pharmacia & Upjohn, cost of sales relating to royalty revenue increased $3.6 million or approximately 34% primarily due to the increased level of royalty revenues and royalty obligations to third parties.

Research and development expenses in 1996 were $132.4 million, an increase of $44.9 million or 51.4% as compared to 1995. This increase was primarily due to new research collaboration agreements, an increase in clinical trial costs and an increase in the Company's development efforts related to other research and development programs in its pipeline. In 1996, the Company entered into a research collaboration and license agreement with Creative BioMolecules, Inc. ("CBM") under which Biogen obtained rights to develop and market CBM's morphogenic protein, OP-1, for the treatment of kidney diseases and disorders, including acute and chronic renal failure. Included in research and development expense in 1996 is $13.2 million relating to the research collaboration and license agreement with CBM. Biogen currently has two early stage compounds in clinical trials. They are LFA3TIP, a T-cell inhibiting protein being tested as a potential treatment for severe psoriasis and Gelsolin, a mucolytic agent, that is being studied for treatment of cystic fibrosis, chronic bronchitis and several other pulmonary diseases. Biogen plans to move CD40, a ligand monoclonal antibody, into the clinic in 1997. The drug will be studied for potential use in the treatment of inflammatory and autoimmune diseases. The Company expects that, in the long-term, research and development expenses will increase as the Company expands its pipeline and related development efforts with respect to potential new products and begins clinical trials on potential products.

Selling, general and administrative expenses in 1996 were $73.6 million, an increase of $33.3 million or 82.7% as compared to 1995. This increase was primarily due to the costs associated with the commercial launch of AVONEX[trademark] in the United States, including the formation of a domestic sales organization. In addition, the Company has invested resources in market development efforts in Europe related to AVONEX [trademark]. During 1996, the Company substantially completed the hiring of its domestic sales force and the build-up of its corporate and administrative departments to support the Company's ongoing commercial operations. The Company expects that selling, general and administrative expenses will increase in the near and long-term as compared to 1996 as the Company continues to put in place the commercial infrastructure and sales and marketing organizations necessary to sell AVONEX[trademark] worldwide. The anticipated level of expense will depend on the overall sales levels achieved by AVONEX[trademark] and the status of applications for marketing approvals for AVONEX[trademark] in the European Union and in several other jurisdictions, including Canada.

Other expenses in 1996 were $1.7 million, a decrease of $4.3 million or 39.5% in 1996 as compared to 1995, primarily due to gains recorded on foreign exchange related contracts.

Income tax expense for 1996 and 1995 varied from the amount computed at U.S. federal statutory rates primarily because of the impact of net operating loss carry forwards. As of December 31, 1995, the Company had a net deferred tax asset of $57.1 million (before valuation allowance) consisting of the future tax benefits from net operating loss carry forwards and other tax credits. Due to the sustained growth during the third quarter of 1996 in sales and profitability of the Company's first commercial product, AVONEX[trademark], the Company made the determination that it is more likely than not that it will realize the benefits of the net deferred tax assets, and it therefore reversed all of the related valuation allowance. The Company's reversal of the valuation allowance in the third quarter resulted in a realization of income tax benefit of approximately $23 million representing the balance of net operating loss carry forwards and tax credits that had not been recognized at the beginning of the quarter as well as tax credits generated during the quarter. The reversal of the valuation allowance in the third quarter also resulted in an increase in additional paid-in capital of $38.6 million relating to deductions for non-qualified stock options.

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

EXPENSES

Total expenses for 1995 were $144.2 million as compared to $158.3 million in 1994. Cost of sales increased $0.6 million, or 6% in 1995 as compared to 1994, primarily due to increased royalty obligations to third parties. Research and development expenses for 1995 were $87.4 million, a decrease of $3.8 million, or 4% in 1995 as compared to 1994. The decrease was primarily due to higher costs in 1994 associated with the clinical development of HIRULOG[registered trademark] thrombin inhibitor, partially offset by costs incurred in 1995 for the production of clinical material by a contract manufacturer and an increase in personnel costs.

General and administrative expenses increased by $15.6 million, or 63% in 1995 as compared to 1994, due primarily to higher costs for market development efforts related to AVONEX[trademark], including costs related to the Company's European headquarters, and legal and personnel-related costs.

Other expenses decreased by $26.4 million in 1995 as compared to 1994, primarily due to a $25 million pre-tax charge in 1994 as a result of the Company's decision to discontinue its major activities associated with the development of its HIRULOG[Registered Trademark] thrombin inhibitor product.

Income tax expense for 1995 and 1994 varied from the amount computed at U.S. federal statutory rates, primarily as a result of the impact of net operating loss carryforwards. As of December 31, 1995, the Company had a net deferred tax asset of $57.1 million (before valuation allowance) consisting primarily of the future tax benefits from net operating loss carryforwards and other tax credits. At December 31, 1995, the Company had a 100% valuation allowance against the net deferred tax asset. The valuation allowance was reversed in the third quarter of 1996.

FINANCIAL CONDITION

At December 31, 1996, cash, cash equivalents and marketable securities were $321.4 million compared with $307.9 million at December 31, 1995, an increase of $13.5 million. Working capital increased $60.9 million to $347.8 million. The increase in working capital is primarily due to the reversal of the deferred tax asset valuation allowance in the third quarter. Net cash provided by operating activities for the year ended December 31, 1996 was $46.5 million compared with $9.4 million in 1995. Cash outflows included investments in property and equipment and patents of $65.6 million and $16.8 million for equity investments in companies with which Biogen has signed research collaboration agreements. Cash inflows included $33.4 million from loan agreements with banks and $20 million from common stock option and purchase plans activity.

In March 1995, the Company completed construction of its research laboratory and office building in Cambridge, Massachusetts and entered into a $25 million loan with a bank (the "Term Loan"), secured by the building. As of December 31, 1996 there was $22.5 million outstanding under the Term Loan.

In the second quarter of 1995, the Company began construction of its biologics manufacturing facility in Research Triangle Park, North Carolina. The Company plans to manufacture AVONEX[trademark] at the facility upon the facility's licensing by the FDA. Until the facility is licensed, the Company will continue to manufacture AVONEX[trademark] in its Cambridge, Massachusetts facility. The estimated cost of construction, including land, of the Research Triangle Park facility is $59 million. As of December 31, 1996, the Company had paid or been invoiced approximately $57 million and had additional commitments totaling approximately $2 million on this project. In August 1995, the Company entered into a loan agreement with a bank for financing of this project (the "Construction Loan"). Under the terms of the Construction Loan, the Company may be advanced funds during the construction period up to $50 million. As of December 31, 1996 there was $43.8 million outstanding under the Construction Loan. The Company limits its exposure to fluctuations in interest rates with interest rate swap agreements which fixes its interest rates on the loans outstanding between 6.39% and 7.75%.

The Company has several research programs and collaborations underway. Under the research collaboration and license agreement with CBM, Biogen paid a license fee of $10 million and purchased 1.5 million shares of CBM common stock for $18 million. The Company also has agreed to fund $10.5 million of research activities over the next three years assuming continuation of the collaboration.

Effective July 1, 1996, the Company signed a collaborative research and commercialization agreement with Ontogeny, Inc. ("Ontogeny"), a private biotechnology company, for the development and commercialization of three specific Hedgehog cell differentiation proteins. The Company acquired a minority equity interest in Ontogeny as well as certain exclusive, worldwide rights related to products based on the Hedgehog proteins for most disease areas. The Company has agreed to fund approximately $6 million in research and development costs of Ontogeny over two years and to make license fees and milestone payments to Ontogeny of up to $27 million per Hedgehog protein, depending on the achievement of certain clinical, regulatory and commercial milestones over the life of the agreement.

In August 1995, the Company signed a collaborative research agreement for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. The Company acquired a minority equity interest in Genovo as well as certain licensing rights. The Company has agreed to fund research and development costs to Genovo up to approximately $37 million over the life of the agreement, depending on achievement of scientific milestones.

During the fourth quarter of 1994, a total of six class action lawsuits were initiated against the Company and several of its directors and officers. On March 3, 1995, these cases were consolidated into a single proceeding in the United States District Court for the District of Massachusetts. On January 23, 1996, in response to motions to dismiss the entire case filed by Biogen and the named officer and director defendants, the District Court issued a memorandum and Order (dated January 22, 1996) dismissing most of the claims asserted in the plaintiffs' Second Amended Complaint, including all claims against the Company's outside directors. The only two claims remaining in the case pertain to statements concerning the results of the HIRULOG[registered trademark] TIMI-7 clinical trials in unstable angina. The Court did not reach a decision on the merits of these claims. On October 11, 1996, the Company filed a motion for summary judgment in the case. The plaintiffs have opposed the motion.

On October 7, 1996, a judge dismissed the lawsuit filed by Berlex Laboratories, Inc. against the FDA in the U.S. District Court for the District of Columbia in which Berlex claimed that the FDA's approval of Biogen's AVONEX[trademark] was improper. Biogen was an intervenor-defendant in the litigation. In dismissing the suit, the judge held that the FDA acted lawfully in approving AVONEX[trademark]. Berlex chose not to appeal this decision.

On July 3, 1996, Berlex filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex's "McCormick" patent in the United States in the production of AVONEX[trademark]. Berlex seeks a judgment granting it unspecified damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from alleged infringement. An unfavorable ruling in the Berlex suit could have a material adverse effect on the Company's results of operations and financial position. The Company believes that it has meritorious defenses to the Berlex claim. Prior to the date of the suit filed by Berlex on the McCormick patents, Biogen had filed a suit against Schering AG ("Schering"), Berlex and the Board of Trustees of the Leland Stanford Jr. University ("Stanford") in the United States District Court for the District of Massachusetts for a declaratory judgment of non-infringement and invalidity of the McCormick patent contending that AVONEX[trademark], its manufacturing process and intermediates used in that process do not infringe the McCormick patent and that such patent is not valid. In November 1996, the U.S. District Court in Massachusetts ruled that it had jurisdiction and Berlex's New Jersey action was transferred to Massachusetts. Biogen and Stanford subsequently entered into an agreement voluntarily dismissing Stanford from the suit. A trial is not expected before the latter part of 1998.

In June 1996, ASTA Medica Aktiengesselschaft filed for arbitration against Biogen with the International Chamber of Commerce (ICC)in Paris, France. In its complaint, ASTA alleges that Biogen's 1993 termination of a 1989 agreement licensing ASTA to market recombinant interferon beta in certain European territories was ineffective. The agreement at issue also included as a party Bioferon, a Biogen joint venture that declared bankruptcy in 1993. The ASTA complaint asks that an ICC panel declare that the 1989 licence is still in force, and, in the alternative, seeks approximately $5 million in damages. The territories included in the 1989 license were Austria, Belgium, Denmark, Finland, France, Greece, Iceland, Ireland, Luxembourg, The Netherlands, Norway, Portugal, Sweden, Switzerland and the United Kingdom. The arbitration will take place in Zurich under Swiss law.

The Company's management believes that it has meritorious defenses to the preceding claims and given these defenses, believes the ultimate outcome of these legal proceedings will not have a material adverse effect on the results of operations or financial position of the Company.

OUTLOOK

SAFE HARBOR STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In addition to historical information, this annual report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Reference is made in particular to forward-looking statements regarding the anticipated level of future royalty revenues, product sales, expenses and profits and predictions as to the anticipated outcome of regulatory approval applications and pending litigation. These and all other forward-looking statements are made based on the Company's current belief as to the outcome and timing of such future events. Factors which could cause actual results to differ from the Company's expectations and which could negatively impact the Company's results of operation are discussed below and elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operation.

DEPENDENCE ON AVONEX[trademark] SALES AND ROYALTY REVENUE

While in the past the Company's ability to achieve profitability has been dependent mainly on the level of royalty revenues as compared to expenses, in the future, continued profitability will also be highly dependent on the level of revenues and profitability from AVONEX[trademark] sales. The Company's ability to achieve profitability from sales of AVONEX[trademark] will depend on a number of factors, including: continued market acceptance of AVONEX[trademark] in the United States; the Company's ability to maintain a high level of patient satisfaction with AVONEX[trademark] in treating the relapsing form of multiple sclerosis, a disease which is characterized by an uneven pattern of disease progression; receipt of timely regulatory approval for AVONEX[trademark] in the European Union, which is subject to the discretion of regulatory authorities; the nature of regulatory and pricing decisions related to AVONEX[trademark] worldwide and the extent to which AVONEX[trademark] receives reimbursement coverage; market acceptance of AVONEX[trademark] outside the United States; successful resolution of the lawsuit with Berlex related to the "McCormick patent"; which if decided in Berlex's favor could have a material adverse effect on the Company's operations; the Company's ability to sustain market share of AVONEX[trademark] in light of the introduction of competitive products for the treatment of multiple sclerosis, such as Teva Pharmaceuticals' Copaxone[registered trademark] glatiramer acetate, which was recently approved in the United States, and Ares-Serono's Rebif[registered trademark], an interferon beta-1a product, which is the subject of a pending application in the European Union; the success of ongoing development work related to AVONEX[trademark] in expanded multiple sclerosis indications and the continued accessibility of third parties to vial, label, and distribute AVONEX[trademark] on acceptable terms. The Company's ability to increase the level of its royalty revenues will depend on sustaining the scope and validity of existing patents;

the efforts of licensees in the clinical testing and marketing of products from which the Company derives revenue; and the timing and extent of royalties from additional licensing opportunities. There can be no assurance that the Company will achieve a positive outcome with respect to any of the factors discussed in this Section or that the timing and extent of the Company's success with respect to any combination of these factors will be sufficient to result in the sustained profitability of the Company. For a further discussion of risks regarding drug development, patent matters, including the Berlex lawsuit on the "McCormick patent," competition in the multiple sclerosis market and regulatory matters, see the Company's Annual Report on Form 10-K for the period ended December 31, 1996 under the headings "Business - Risks Associated with Drug Development", "Business - Patents and Other Proprietary Rights", "Business - Competition and Marketing -AVONEX[trademark](interferon beta 1a)", "Business - Regulation" and "Legal Proceedings."

NEW PRODUCTS

AVONEX[trademark] is currently the only product sold by the Company. The Company's long-term viability and growth will depend on the successful development and commercialization of other products from its research activities and collaborations. The Company has begun to expand its development efforts related to other potential products in its pipeline. The expansion of the pipeline may include increases in spending on internal projects, the acquisition of third party technologies or products or other types of investments. Product development involves a high degree of risk. Many important factors affect the Company's ability to successfully develop and commercialize drugs, including the ability to obtain and maintain necessary patents and licenses, to demonstrate safety and efficacy of drug candidates at each stage of the clinical trial process, to meet applicable regulatory standards and receive required regulatory approvals, to be capable of producing drug candidates in commercial quantities at reasonable costs, to compete successfully against other products and to market products successfully. There can be no assurance that the Company will be successful in its efforts to develop and commercialize new products.

BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)
As of December 31,                                        1996        1995
                                                        --------    --------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ........................... $ 62,032    $ 45,770
  Marketable securities ...............................  259,349     262,178
  Accounts receivable, less allowances of $1,480
    in 1996; none in 1995 .............................   42,952      19,612
  Deferred tax asset, net .............................   47,888        --
  Other ...............................................   23,533      12,749
                                                        --------    --------
    Total current assets ..............................  435,754     340,309
                                                        --------    --------
PROPERTY AND EQUIPMENT, NET ...........................  165,323     115,048
                                                        --------    --------
OTHER ASSETS
  Patents, net ........................................   10,458       7,988
  Marketable securities ...............................   16,003        --
  Other ...............................................    7,034       5,856
                                                        --------    --------
    Total other assets ................................   33,495      13,844
                                                        --------    --------
                                                        $634,572    $469,201
                                                        ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable .................................... $ 15,722    $ 12,512
  Current portion of long-term debt ...................    4,017       1,667
  Accrued expenses and other ..........................   68,209      39,216
                                                        --------    --------
    Total current liabilities .........................   87,948      53,395
                                                        --------    --------
LONG-TERM DEBT, LESS CURRENT PORTION ..................   62,254      32,826
                                                        --------    --------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common stock, par value $0.01 per share
   (110,000,000 shares authorized; issued:
    1996 - 72,526,009; 1995 - 71,011,002) .............      725         710
  Additional paid-in capital ..........................  471,623     408,793
  Retained earnings (deficit) .........................   12,831     (27,699)
  Unrealized gains(losses) on
   marketable securities ..............................     (743)      1,245
  Cumulative translation adjustment ...................      (66)        (69)
                                                        --------    --------
    Total shareholders' equity ........................  484,370     382,980
                                                        --------    --------
                                                        $634,572    $469,201
                                                        ========    ========


See accompanying notes to consolidated financial statements.

     BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

Years Ended December 31,                 1996        1995      1994
                                       --------   --------   --------

REVENUES:
  Product ..........................   $ 78,202   $    --    $    --

  Royalties ........................    181,502    134,653    140,433

  Interest .........................     17,386     17,038     15,911
                                       --------   --------   --------
    Total revenues .................    277,090    151,691    156,344
                                       --------   --------   --------
EXPENSES:
  Cost of sales ....................     28,525     10,504      9,948


  Research and development .........    132,384     87,448     91,213


  Selling general and administrative     73,632     40,293     24,686


  Other,net ........................      1,720      6,001     32,404
                                       --------   --------   --------
    Total expenses .................    236,261    144,246    158,251
                                       --------   --------   --------
    Income(loss) before income
       taxes .......................     40,829      7,445     (1,907)

INCOME TAXES .......................        299      1,785      2,990
                                       --------   --------   --------
      Net income(loss) .............   $ 40,530   $  5,660   $ (4,897)
                                       ========   ========   ========
EARNINGS (LOSS) PER SHARE OF
COMMON STOCK .......................   $   0.55   $   0.08   $  (0.07)
                                       ========   ========   ========
Average number of shares
 outstanding .......................     73,221     72,890     65,548
                                       ========   ========   ========


See accompanying notes to consolidated financial statements.

BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
Years Ended December 31,                    1996         1995         1994
                                         ---------    ---------    ---------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss) ..................   $  40,530    $   5,660    $  (4,897)
  Adjustments to reconcile net income
   (loss) to net cash provided from
   operating activities:
  Depreciation and amortization ......      15,264       10,916        8,056
  Other ..............................         682       (3,177)       3,484
  Deferred income taxes ..............      (5,541)        --           --
  Changes in:
    Accounts receivable ..............     (23,340)      (1,110)      13,193
    Other current assets .............      (7,727)      (4,269)      (1,102)
    Accounts payable, accrued
      expenses and other liabilities .      26,671        1,429       16,152
                                         ---------    ---------    ---------
   Net cash provided from operating
    activities .......................      46,539        9,449       34,886
                                         ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of marketable
   securities ........................    (369,893)    (349,025)    (312,057)
  Proceeds from sales of marketable
   securities ........................     370,252      307,021      285,432
  Investment in research collaboration     (16,774)        --           --
  Acquisitions of property
   and equipment .....................     (62,030)     (47,998)     (40,540)
  Additions to patents ...............      (3,606)      (2,311)      (3,130)
                                         ---------    ---------    ---------
  Net cash used by investing
   activities ........................     (82,051)     (92,313)     (70,295)
                                         ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of
   long-term debt ....................      33,444       35,326         --
  Repayments on long-term debt .......      (1,666)        (833)        --

  Issuance of common stock and warrant
   and option exercises ..............      19,996       39,459       15,545
                                         ---------    ---------    ---------
  Net cash provided from financing
   activities ........................      51,774       73,952       15,545
                                         ---------    ---------    ---------
NET INCREASE/(DECREASE) IN CASH AND
  CASH EQUIVALENTS ...................      16,262       (8,912)     (19,864)
                                         ---------    ---------    ---------

CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR.............................      45,770       54,682       74,546
                                         ---------    ---------    ---------
CASH AND CASH EQUIVALENTS,
  END OF YEAR.........................   $  62,032    $  45,770    $  54,682
                                         =========    =========    =========

SUPPLEMENTAL CASH FLOW DATA:
 Cash paid during the year for:

   Interest ..........................       4,038        2,000          400
   Income Taxes ......................       1,516          591          170

See accompanying notes to consolidated financial statements.

   BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)
Years Ended December 31, 1996, 1995 and 1994
                                                                Unrealized
                                                                  Gains
                                       Additional   Retained   (Losses) on   Cumulative
                             Common     Paid-in     Earnings    Marketable   Translation   Shareholders'
                              Stock     Capital     (Deficit)   Securities    Adjustment     Equity
                             -------    --------    --------      -------        ----        --------

December 31, 1993 ........   $   646    $352,924    $(28,462)     $   --         $ 66        $325,174

Conversion of warrants ...        11      10,883                                               10,894
Issuance of common stock .                   457                                                  457
Exercise of options ......         6       4,188                                                4,194
Unrealized losses on
 marketable securities ...                                         (5,867)                     (5,867)
Net loss .................                            (4,897)                                  (4,897)
Translation adjustment ...                                                        (21)            (21)
                             -------    --------    --------      -------        ----        --------
Balance, December 31, 1994   $   663    $368,452    $(33,359)     $(5,867)       $ 45        $329,934

Conversion of warrants ...        36      30,564                                               30,600
Issuance of common stock .                   470                                                  470
Exercise of options,
 including tax benefits ..        11       9,307                                                9,318
Unrealized gain on
 marketable securities ...                                          7,112                       7,112
Net income ...............                             5,660                                    5,660
Translation adjustment ...                                                       (114)           (114)
                             -------    --------    --------      -------        ----        --------
Balance, December 31, 1995   $   710    $408,793    $(27,699)     $ 1,245        $(69)       $382,980

Exercise of option .......        15      19,288                                               19,303
Issuance of common stock .                   693                                                  693
Tax benefit related to
 stock options ...........                42,849                                               42,849
Unrealized losses on
 marketable securities,
 net of taxes ............                                         (1,988)                     (1,988)
Net income ...............                            40,530                                   40,530
Translation adjustment ...                                                          3               3
                             -------    --------    --------      -------        ----        --------
Balance, December 31, 1996   $   725    $471,623    $ 12,831      $  (743)       $(66)       $484,370
                             =======    ========    ========      =======        ====        ========

See accompanying notes to consolidated financial statements.

    BIOGEN, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Biogen, Inc. (the "Company") is a biopharmaceutical company principally engaged in the business of developing, manufacturing and marketing drugs for human health care. The Company currently derives revenues from sales of AVONEX[trademark] under the Biogen name and from worldwide sales of the Company's licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B products. In May 1996, the Company received approval from the United States Food and Drug Administration ("FDA") to market its new product AVONEX [trademark] as a treatment for relapsing forms of multiple sclerosis ("MS").

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

Cash and Cash Equivalents

The Company considers only those investments which are highly liquid, readily convertible to cash and which mature within three months from date of purchase to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market with cost determined under the first-in/first-out ("FIFO") method and are classified as other current assets. Included in inventory are raw materials used in the production of pre-clinical and clinical products which are expensed as research and development costs when consumed. The components of inventories, net of applicable reserves and allowances, as of December 31, are as follows:

          (in thousands)           1996            1995
                                 -------          ------

          Raw materials          $ 3,262          $3,051
          Work in process          7,801           2,968
          Finished goods           5,495           1,112
                                 -------          ------
                                 $16,558          $7,131
                                 =======          ======

Marketable Securities

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

Accounts Receivable

During the first quarter of 1994, the Company entered into an agreement with a bank to sell certain foreign based accounts receivable, with recourse. At December 31, 1996, the Company had approximately $14.9 million of foreign based accounts receivable outstanding under the agreement. The exposure to credit risk under the recourse provision is minimal since the debtors are highly rated companies. The selling price is partially determined by foreign exchange rates at the end of each quarter. Resulting gains and losses are recorded in other expenses when the receivables are sold.

Property and Equipment

Property and equipment is carried at cost and depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life or the term of the respective lease. The Company capitalizes, to construction in progress, the incremental costs associated with the validation effort required for licensing by the FDA of a manufacturing facility for the production of a commercially approved drug. These costs include direct labor and material. Buildings and equipment are depreciated over estimated useful lives ranging from 30 to 40 and 5 to 10 years, respectively.

Patents

The costs of patents and patent applications are capitalized and amortized on the straight-line basis over estimated useful lives up to 15 years. Accumulated amortization of patent costs was $11.3 million and $9.3 million as of December 31, 1996 and 1995, respectively. The carrying value of patents is reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from the patent are less than their carrying value.

Revenues

Revenues from product sales are recognized when product is shipped and are net of applicable allowances. The Company receives revenues under license agreements with a number of third parties that sell products based on technology developed by the Company. All of the license agreements provide for the payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on estimates of the sales that occurred during the relevant period. Many of the license agreements also provide for the payment of one-time, non-refundable fees when the agreement is signed or when commercial goals are achieved. These fees are recorded as revenue in accordance with the terms of the particular agreement.

Research and Development Expenses

Research and development costs are expensed as incurred.

Per Share Data

Earnings (loss) per share is based upon the weighted average number of common shares and, if dilutive, common stock equivalents outstanding, which include options and warrants.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures; actual amounts may differ.

Stock Based Compensation

In 1996, the Company adopted, through disclosure only, Statement of Financial Accounting Standards Number 123 "Accounting for Stock Issued to Employees"("SFAS 123"). The disclosures include pro forma net income and earnings per share as if the fair value-based method of accounting had been used. Stock issued to non-employees is accounted for in accordance with SFAS
123.

2.   FINANCIAL INSTRUMENTS

The following is a summary of marketable securities as of December 31,:


                                                 Unrealized
                                      Fair       ----------      Amortized
 (In thousands)                       Value    Gains   Losses      Cost
                                    --------   ------   ----     --------

December 31, 1996:
-----------------
U.S. Government securities          $146,707   $  111   $718     $147,314
Corporate debt securities            112,642      350    184      112,476
                                    --------   ------   ----     --------
                                    $259,349   $  461   $902     $259,790
                                    ========   ======   ====     ========

Marketable securities, noncurrent   $ 16,003   $   --   $771     $ 16,774
                                    ========   ======   ====     ========

December 31, 1995:
-----------------
U.S. Government securities          $136,218   $1,021   $535     $135,732
Corporate debt securities            125,960      758     --      125,202
                                    --------   ------   ----     --------
                                    $262,178   $1,779   $535     $260,934
                                    ========   ======   ====     ========

The average maturity of the Company's marketable securities as of December 31, 1996 was 15 months. Proceeds from maturities and other sales of marketable securities, which were primarily reinvested, for the year ended December 31, 1996, were $370.3 million. Realized losses on these sales for the years ended December 31, 1996, 1995 and 1994 were $783,000, $58,000 and $3.4 million, respectively.

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and marketable securities. Wholesale distributors and large pharmaceutical companies account for the majority of the accounts receivable and collateral is generally not required. To mitigate the risk, the Company monitors the financial performance and credit worthiness of its customers. The Company invests its excess cash balances in marketable debt securities, primarily U.S. government securities and corporate bonds and notes, with strong credit ratings. The Company limits the amount of investment exposure as to institution, maturity and investment type. The Company uses the swap agreements to manage interest costs and risk associated with the floating rate debt and, accordingly, accounts for the swap agreements under the accrual basis, recording the differential to be paid or received as interest expense. The fair value of the swap agreements at December 31, 1996 and 1995, representing the cash requirements of the Company to settle the agreements, approximated $580,000 and $3.2 million, respectively.

3.  LONG-TERM DEBT

Long-term debt consists of the following as of December 31,(in thousands):

                                                    1996        1995
                                                  -------      -------
Term Loan due 2005.............................   $22,499      $24,167

Construction Loan due 2007......................   43,772       10,326
                                                  -------      -------
                                                   66,271       34,493
       Current portion                             (4,017)      (1,667)
                                                  -------      -------
                                                  $62,254      $32,826
                                                  =======      =======

In March 1995, the Company completed construction of its research and office building in Cambridge, Massachusetts and entered into a $25 million floating rate loan with a bank (the Term loan). The Term loan provides for annual principal payments of $1.7 million in each of the years 1996 through 1999 with the balance due May 8, 2005. The Company has fixed its interest rate on the Term loan at 7.5% under the terms of a swap agreement under which the Company agrees to exchange with the bank semi-annually the difference between 7.5% and a floating rate computed on a notional amount beginning at $25 million and amortizing according to the same terms of the loan agreement.

In the second quarter of 1995, the Company began construction of its biologics manufacturing facility in Research Triangle Park, North Carolina. The estimated cost of construction, including land, is $59 million. In August 1995, the Company entered into a floating rate loan agreement with a bank for financing of this project (the "Construction Loan"). Under the terms of the Construction Loan, the Company may be advanced funds during the construction period up to $50 million. Beginning upon the earlier of 90 days after completion of the project or August 1997, the outstanding principal balance will be payable in 39 consecutive quarterly installments of $800,000, assuming the full $50 million is advanced, with the balance due in 2007. The Company also entered into two interest rate swap agreements fixing its interest rate at 6.39% during the construction period and 7.75% during the remaining term of the loan, payable quarterly.

The Term loan and Construction Loan agreements include various covenants, including financial covenants which require the Company to maintain minimum net worth, cash flow and various financial ratios. The loans are secured by certain assets of the Company.

4.  CONSOLIDATED BALANCE SHEET DETAILS

(in thousands)                                         1996        1995
                                                    --------    --------

Property and equipment:
  Land............................................  $  3,470    $  3,301
  Buildings.......................................    26,417      23,960
  Construction in progress........................    65,079      20,184
  Leasehold improvements..........................    50,739      45,663
  Equipment.......................................    72,221      61,906
                                                    --------    --------
  Total cost......................................   217,926     155,014
                                                    --------    --------
  Less accumulated depreciation...................    52,603      39,966
                                                    --------    --------
                                                    $165,323    $115,048
                                                    ========    ========

Depreciation expense was $12.7 million and $8.5 million for 1996 and 1995 respectively. The Company capitalized interest costs of $1.7 million and $143,000, respectively, in 1996 and 1995 with respect to qualifying construction projects.

(in thousands)                                         1996        1995
                                                     -------     -------

Accrued expenses and other:
  Royalties and licensing fees....................   $22,784     $ 9,431
  Clinical trial costs............................     3,385       2,105
  Accrued compensation, benefits and related costs     7,797       5,508
  Income taxes....................................     6,634       5,654
  Other...........................................    27,609      16,518
                                                     -------     -------
                                                     $68,209     $39,216
                                                     =======     =======

5.  PENSIONS

The Company has a defined benefit pension plan which provides benefits to substantially all of its employees. The Company also has a supplemental retirement benefit plan which covers certain employees. The pension plans are noncontributory with benefit formulas based on employee earnings and credited years of service. The Company's funding policy for its pension plans is to contribute amounts deductible for federal income tax purposes. Funds contributed to the plans are invested primarily in fixed income and equity securities.
Pension cost for each of the three years ended December 31 are summarized below:

(in thousands)                         1996        1995       1994
                                      ------      ------      -----

Service cost........................  $1,381      $  847      $ 791
Interest cost.......................     659         371        313
Actual return on plan assets........    (532)       (622)         9
Net amortization and deferral.......     312         420       (149)
                                      ------      ------      -----
Net pension cost....................  $1,820      $1,016      $ 964
                                      ======      ======      =====

The funded status of the defined benefit plans at December 31, is as follows:

(in thousands)                         1996      1995
                                      ------    -------

Actuarial present value of:
  Vested benefits obligation .......  $5,497    $ 4,513
  Non-vested benefits ..............   1,348        501
                                      ------    -------
  Accumulated benefit obligation ...   6,845      5,014
                                      ======    =======
Projected benefit obligation .......   9,466      7,267
Plan assets at fair value ..........   5,579      3,385
                                      ------    -------
Projected benefit obligation in
 excess of plan assets .............   3,887      3,882

Unrecognized net asset .............      42         63
Unrecognized net loss ..............    (985)    (1,407)
Unrecognized prior service cost ....    (444)      (165)
                                      ------    -------
Accrued pension cost ...............  $2,500    $ 2,373
                                      ======    =======

The projected benefit obligation was determined using an assumed discount rate of 7.5% for 1996 and 7.25% for 1995. The assumed long-term compensation increase rate was 5% and the assumed long-term rate of return on plan assets was 8% for 1996 and 1995, respectively.


6.  INCOME TAXES

The components of income (loss) before income taxes and of income tax expense
(benefit)for each of the three years ended December 31, is as follows:

(in thousands)                          1996       1995        1994
                                     --------    --------    -------

Income (loss) before income taxes:
  Domestic .......................   $ 65,250    $ 28,845    $(1,533)
  Foreign ........................    (24,421)    (21,400)      (374)
                                     --------    --------    -------
                                     $ 40,829       7,445     (1,907)
                                     ========    ========    =======

Income tax expense (benefit):

Current
  Federal ........................   $  4,636    $  1,264    $ 2,540
  State ..........................        789         211        415
  Foreign ........................        415         310         35
                                     --------    --------    -------
                                     $  5,840       1,785      2,990
                                     ========    ========    =======

Deferred
  Federal ........................   $ (4,082)       --         --
  State ..........................     (1,459)       --         --
  Foreign ........................       --          --         --
                                     --------    --------    -------
                                     $ (5,541)       --         --
                                     ========    ========    =======
 Total income tax expense ........   $    299    $  1,785    $ 2,990
                                     ========    ========    =======

The Company's foreign subsidiaries generated operating losses in 1996 reflecting the costs of building a commercial infrastructure in Europe and the foreign subsidiaries' investment in the Company's consolidated research and development efforts.

Deferred tax assets (liabilities) are comprised of the following at December 31:

(in thousands)                                                   1996       1995
                                                               -------    --------

Tax credits.................................................   $26,079    $ 20,648
Loss carryforwards..........................................    17,006      30,625
Discontinuance of HIRULOG[registered trademark] program.....         -       5,984
Inventory and other reserves................................     5,304       2,401
Other.......................................................     4,510       2,178
Deferred tax assets valuation allowance.....................         -     (57,091)
                                                               -------    --------
 Deferred tax assets, net...................................    52,899       4,745
                                                               -------    --------
Depreciation and amortization...............................    (7,496)     (4,745)
                                                               -------    --------
 Deferred tax liabilities...................................    (7,496)     (4,745)
                                                               -------    --------
                                                               $45,403    $     --
                                                               =======    ========

Due to the sustained growth during the third quarter of 1996 in sales and profitability of the Company's first commercial product, AVONEX[trademark], the Company made the determination that it is more likely than not that it will realize the benefits of the net deferred tax assets and it has therefore released all of the related valuation allowance. The Company's reversal of the valuation allowance resulted in a realization of income tax benefits of approximately $23 million representing the balance of tax-loss carryforwards and tax credits that had not been recognized at the beginning of the third quarter as well as tax credits generated during the quarter. The reversal of the valuation allowance also resulted in an increase in additional paid-in capital of $38.6 million relating to deductions for non-qualified stock options.

A reconciliation between the amounts of reported income tax expense and the amounts computed using the U.S. federal statutory rate of 35% are as follows:

(in thousands)                            1996       1995       1994
                                        --------    -------    ------

Income tax expense (benefit) at
  statutory rates....................   $ 14,350    $ 2,606    $ (667)
State taxes, net of federal income
  tax benefit........................        509        138       270
Foreign losses without tax benefit
  and foreign rate differential......      8,887      7,812       391
Effects of losses not currently
  utilizable.........................         --         --     2,962
Change in valuation allowance and
 current utilization of net


 operating loss carryforwards and
 deferred tax assets................     (23,000)    (9,485)       --

Other, net...........................       (447)       714        34
                                        --------    -------    ------
Reported income tax expense.........    $    299    $ 1,785    $2,990
                                        ========    =======    ======

At December 31, 1996, the Company had net operating loss carry forwards available in the United States for federal income tax return purposes of $47 million and tax credits of $15 million, most of which expire at various dates through 2010. The Company also has approximately $1.0 million of foreign loss carry forwards at December 31, 1996 which do not expire.


7.  RESEARCH COLLABORATIONS

In December, 1996, the Company signed a research collaboration and license agreement with Creative BioMolecules, Inc. ("CBM") under which Biogen obtained rights to develop and market CBM's morphogenic protein, OP-1, for the treatment of renal disorders. Under the terms of the agreement the Company purchased approximately 1.5 million shares of CBM common stock for $18 million and paid a one-time license fee of $10 million. The payment for the common stock included a $1.2 million premium which was charged to research and development expense. The Company also agreed to fund approximately $10.5 million in research activities over the next three years, of which $2 million was included in research and development expense in 1996.

Effective July 1, 1996, the Company signed a collaborative research and commercialization agreement with Ontogeny, Inc. ("Ontogeny"), a private biotechnology company, for the development and commercialization of three specific Hedgehog cell differentiation proteins. The Company acquired a minority equity interest in Ontogeny as well as certain exclusive, worldwide rights related to products based on the Hedgehog proteins for most disease areas. The Company has agreed to fund approximately $6 million in research and development costs of Ontogeny over two years and to make license fees and milestone payments to Ontogeny of up to $27 million per Hedgehog protein, depending on the achievement of certain clinical, regulatory and commercial milestones over the remaining life of the agreement.

In August 1995, the Company signed a collaborative research agreement for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. The Company acquired a minority equity interest in Genovo as well as certain licensing rights. The Company accounts for the investment in Genovo on the equity method of accounting. The Company has agreed to fund research and development costs to Genovo up to approximately $37 million over the remaining life of the agreement, depending on achievement of scientific milestones, which will be recorded as research and development expense as incurred.

8.  COMMITMENTS AND CONTINGENCIES

The Company rents laboratory and office space and certain equipment under noncancellable operating leases. The rental expense under these leases, which terminate at various dates through 2004, amounted to $6.6 million in 1996, $5.1 million in 1995 and $4.7 million in 1994. The lease agreements contain various clauses for renewal at the option of the Company and, in certain cases, escalation clauses linked generally to rates of inflation. At December 31, 1996, minimum annual rental commitments under noncancellable leases were as follows:

(in thousands)

Year
----

1997..................................................  $ 6,540
1998..................................................    5,050
1999..................................................    4,302
2000..................................................    3,231
2001..................................................      829
Thereafter............................................    2,196
                                                        -------
Total minimum lease payments..........................  $22,148
                                                        =======

During the fourth quarter of 1994, a total of six class action lawsuits were initiated against the Company and several of its directors and officers. On March 3, 1995, these cases were consolidated into a single proceeding in the United States District Court for the District of Massachusetts. On January 23, 1996, in response to motions to dismiss the entire case filed by Biogen and the named officer and director defendants, the District Court issued a memorandum and Order (dated January 22, 1996) dismissing most of the claims asserted in the plaintiffs' Second Amended Complaint, including all claims against the Company's outside directors. The only two claims remaining in the case pertain to statements concerning the results of the HIRULOG[registered trademark] TIMI-7 clinical trials in unstable angina. The Court did not reach a decision on the merits of these claims. On October 11, 1996, the Company filed a motion for summary judgment in the case. The plaintiffs have opposed the motion. The Company will continue to defend vigorously the claims that remain in the case.

On October 7, 1996, a judge dismissed the lawsuit filed by Berlex Laboratories, Inc. against the FDA in the U.S. District Court for the District of Columbia in which Berlex claimed that the FDA's approval of Biogen's AVONEX[trademark] was improper. Biogen was an intervenor-defendant in the litigation. In dismissing the suit, the judge held that the FDA acted lawfully in approving AVONEX[trademark]. Berlex chose not to appeal this decision.

On July 3, 1996, Berlex filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex's "McCormick" patent in the United States in the production of

AVONEX[trademark]. Berlex seeks a judgment granting it unspecified damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from alleged infringement. An unfavorable ruling in the Berlex suit could have a material adverse effect on the Company's results of operations and financial position. The Company believes that it has meritorious defenses to the Berlex claim. Prior to the date of the suit filed by Berlex on the McCormick patents, Biogen had filed a suit against Schering AG ("Schering"), Berlex and the Board of Trustees of the Leland Stanford Jr. University ("Stanford") in the United States District Court for the District of Massachusetts for a declaratory judgment of non-infringement and invalidity of the McCormick patent contending that AVONEX[trademark], its manufacturing process and intermediates used in that process do not infringe the McCormick patent and that such patent is not valid. In November 1996, the U.S. District Court in Massachusetts ruled that it had jurisdiction and Berlex's New Jersey action was transferred to Massachusetts. Biogen and Stanford subsequently entered into an agreement voluntarily dismissing Stanford from the suit. A trial is not expected before the latter part of 1998.

In June 1996, ASTA Medica Aktiengesselschaft filed for arbitration against Biogen with the International Chamber of Commerce (ICC)in Paris, France. In its complaint, ASTA alleges that Biogen's 1993 termination of a 1989 agreement licensing ASTA to market recombinant interferon beta in certain European territories was ineffective. The agreement at issue also included as a party Bioferon, a Biogen joint venture that declared bankruptcy in 1993. The ASTA complaint asks that an ICC panel declare that the 1989 licence is still in force, and, in the alternative, seeks approximately $5 million in damages. The territories in the 1989 license included most of Western Europe except Germany. The arbitration will take place in Zurich under Swiss law.

The Company's management believes that it has meritorious defenses to the preceding claims and given these defenses, believes the ultimate outcome of these legal proceedings will not have a material adverse effect on the results of operations or financial position of the Company.

9.  SHAREHOLDERS' EQUITY

On October 22, 1996, the Board of Directors declared a two-for-one stock split to be effected in the form of a stock dividend of one share of Common Stock for each share outstanding. The stock dividend was payable on November 15, 1996 to shareholders of record at the close of business on November 4, 1996. All references to the number of shares and per share amounts in the financial statements have been restated to reflect the effect of the stock split.

Convertible Exchangeable Preferred Stock

The Company has authority to issue 20,000,000 shares of $.01 par value preferred stock.

Shareholder Rights Plan

In 1989, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "right") for each share of common stock outstanding. Each right entitles the holder to purchase from the Company one two-hundredth of a share of $0.01 par value Series A junior participating preferred stock at a price of $34.00 per two-hundredth of a share (post split basis), subject to certain adjustments. The rights are exercisable only if a person or group acquires 20% or more of the outstanding common stock of the Company or commences a tender offer which would result in the ownership of 20% or more of the outstanding common stock of the Company; or if 10% of the Company's common stock is acquired and the acquirer is determined by the Board of Directors to be an adverse person (as defined in the rights plan). Once a right becomes exercisable, the plan allows the Company's shareholders to purchase common stock at a substantial discount. Unless earlier redeemed, the rights expire on May 8, 1999 (adjusted to reflect stock split). The Company is entitled to redeem the rights at $.005 per right, subject to adjustment for any future stock split, stock dividend or similar transaction.

As of December 31, 1996, the Company has authorized the issuance of 400,000 shares of Series A junior participating preferred stock for use in connection with the shareholder rights plan.

Share Option and Purchase Plans

The Company has several plans and arrangements under which it may grant options to employees, Directors, Scientific Board members and consultants to purchase common stock. Options are granted for periods of up to 10 years and become exercisable in installments over periods of up to 7 years or upon the achievement of scientific or other goals. Activity under these plans follows
(shares are in thousands):

                                1996              1995              1994
                           ---------------    ---------------    ---------------
                                  WEIGHTED           WEIGHTED           WEIGHTED
                                   AVERAGE            AVERAGE            AVERAGE
                                  EXERCISE           EXERCISE           EXERCISE
                           SHARES    PRICE    SHARES    PRICE    SHARES    PRICE
                           ------   ------    ------   ------    ------   ------

Outstanding, Jan. 1.....   11,772   $17.59    10,764   $14.71     9,511   $12.65
 Granted................    1,935    34.46     2,465    25.81     2,423    20.18
 Exercised..............   (1,478)   12.89    (1,117)    7.13      (537)    7.86
 Canceled...............     (481)   20.92      (340)   21.38      (633)   10.58
                           ------   ------    ------   ------    ------   ------
Outstanding, Dec. 31....   11,748    20.77    11,772    17.59    10,764    14.71
                           ======   ======    ======   ======    ======   ======

Options exercisable ....    5,692              5,925              5,188

Available for grant ....    2,310              3,764              1,889

Weighted average fair
 value of options
 granted during year ...   $16.59             $12.63


Options were exercised during the three years ended December 31, 1996 at prices ranging from $2.13 to $29.38 per share. The exercise price of options outstanding at December 31, 1995, 1994, 1993 ranged from $2.13 to $41.31 per share.

The Company also has two employee stock purchase plans covering substantially all of its employees. The plans allow employees to purchase common stock at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under the plans are subject to certain limitations and may not exceed an aggregate of 560,000 shares during the term of the plans; no shares may be issued after December 31, 2004. Through December 31, 1996, 253,230 shares have been issued under the plans.

Had compensation cost for the Company's 1996 and 1995 grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's pro forma net income, and pro forma earning per share for the years ending December
31, would be as follows (in thousands except per share data):

                                        1996          1995
                                      -------        ------
Pro forma net income                  $36,679        $3,711

Pro forma earnings per share          $  0.50        $ 0.05

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                         1996           1995
                                        ------         -----
Expected dividend yield                    0%             0%
Expected stock price volatility           36%            40%
Risk-free interest rate                 5.5%-5.9%      5.6%-7.7%
Expected option term                    2.5 YEARS      2.5 Years

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

Common Stock Warrants

During 1995, the Company received $30.6 million from the exercise of 3.6 million common stock warrants issued in 1989 in connection with a research agreement with an insurance company. During 1994, the Company received $10.9 million from the exercise of 1.1 million common stock warrants issued in connection with the original sale of limited partnership interests in Biogen Medical Products Limited Partnership. As of December 31, 1996, no common stock warrants were outstanding.

10.  GEOGRAPHIC DATA

Revenues, excluding interest, were derived in the following geographic areas for the years ended December 31:


(in thousands)                         1996        1995           1994
                                     --------    --------      --------

United States...............         $131,756      44,764      $ 44,083

Japan.......................           50,342      16,082        27,216

Europe......................           62,459      60,523        56,881

Other.......................           15,147      13,284        12,253
                                     --------    --------      --------
                                     $259,704    $134,653      $140,433
                                     ========    ========      ========

The Company received revenue from three unrelated parties in 1996 accounting for a total of 27%, 17% and 13% of total product and royalty revenues; two unrelated parties in 1995 accounting for 40% and 39% of total royalty revenues; and three unrelated parties in 1994 accounting for 40%, 34% and 11% of total royalty revenues.

11. OTHER EXPENSES

During the third quarter of 1994, the Company incurred a pre-tax charge to other expenses of $25 million as a result of its decision to discontinue its major activities associated with HIRULOG[registered trademark] development. The charge related entirely to third-party expenses associated with the manufacture of drug supplies and wind-down of clinical trial activities.


12.  QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

                           First      Second      Third     Fourth    Total
                          Quarter    Quarter     Quarter   Quarter     Year
                          -------    -------    --------   -------   --------

1996
----
Total revenues ........   $38,843    $45,401    $100,859   $91,987   $277,090
Product revenue .......        --      6,125      27,517    44,560     78,202
Royalties revenue .....    34,378     35,032      69,236    42,856    181,502
Total expenses and
 taxes ................    42,501     54,494      55,807    83,758    236,560
Net income(loss) ......    (3,658)    (9,093)     45,052     8,229     40,530
Earnings (loss) per
 share of common stock      (0.05)     (0.13)       0.60      0.11       0.55


1995
----
Total revenues ........   $35,970    $36,896    $ 38,177   $40,648   $151,691
Royalties revenue .....    31,953     32,717      33,884    36,099    134,653
Total expenses and
 taxes ................    33,136     36,182      37,049    39,664    146,031
Net income ............     2,834        714       1,128       984      5,660
Earnings per share of
 common stock .........      0.04       0.01        0.02      0.01       0.08


EXHIBIT 15

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Biogen, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Biogen, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Boston, Massachusetts
January 14, 1997

SHAREHOLDER INFORMATION
BIOGEN, INC. AND SUBSIDIARIES

CORPORATE HEADQUARTERS:
Biogen, Inc.
14 Cambridge Center
Cambridge, MA 02142

Telephone:  (617) 679-2000
Fax:        (617) 679-2617

ANNUAL MEETING:
Friday, June 6, 1997 at 10:00 a.m.
at the Company's offices at 12 Cambridge Center
All shareholders are welcome.

MARKET FOR SECURITIES:
Biogen's securities are quoted on the
NASDAQ National Market System.
Common stock symbol: BGEN

As of February 14, 1997, there were approximately 2,759 holders of record of the Company's Common Stock. The Company has not paid any cash dividends on its Common Stock since its inception, and does not intend to pay any dividends in the foreseeable future. On November 15, 1996, the Company effected a two-for-one stock split of its Common Stock. The quarterly high and low closing sales price (adjusted for all periods to reflect the stock split) of the Common Stock on the NASDAQ National Market System for 1996 and 1995 are as follows:


                  HIGH        LOW
FISCAL 1996
First Quarter     38 1/4      28 3/4
Second Quarter    33 7/8      25 13/16
Third Quarter     38 1/16     26 3/8
Fourth Quarter    43          36 3/16

FISCAL 1995
First Quarter     21 3/16     16 1/8
Second Quarter    23 3/8      18 11/16
Third Quarter     30 1/2      20 3/4
Fourth Quarter    32 1/8      25



SEC FORM 10-K:
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Corporate Communications Department, Biogen, Inc., 14 Cambridge Center, Cambridge, MA 02142

TRANSFER AGENT:
For shareholder questions regarding lost certificates, address changes and changes of ownership or name in which the shares are held, direct inquiries to:

State Street Bank and Trust Company
P.O. Box 8200
Boston, MA 02266-8200
Telephone: (800)426-5523

INDEPENDENT ACCOUNTANTS:
Price Waterhouse LLP
160 Federal Street
Boston, MA 02110

U.S. LEGAL COUNSEL:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111

ANNUAL REPORT ANNOUNCEMENT
As a service to our shareholders and prospective investors, copies of Biogen news releases issued in the last 12 months are now available almost immediately 24 hours a day, seven days a week on the Internet's World Wide Web at http://www.prnewswire.com and via automated fax by calling "Company News On Call" at 1 800 758-5804, ext. 101550. Biogen news releases are usually posted on both systems within one hour of being issued and are available at no cost.




THE BIOGEN LOGO IS A REGISTERED TRADEMARK OF BIOGEN, INC. AVONEX[TRADEMARK] IS A TRADEMARK OF BIOGEN, INC. HIRULOG[REGISTERED TRADEMARK] IS A REGISTERED TRADEMARK OF BIOGEN, INC. INTRON[REGISTERED TRADEMARK] A IS A REGISTERED TRADEMARK OF SCHERING-PLOUGH CORPORATION.