Form 10-K, Exhibit 13
period 1997-12-31
BIOGEN INC
filed 1998-03-09
CIK 714655

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA
(in thousands, except per share amounts)

Year Ended December 31,                                          1993          1994          1995          1996          1997

Product sales ..............................................   $     --     $     --       $     --      $ 78,202      $239,988
Royalty revenue ............................................    136,418      140,433        134,653       181,502       171,921
Total revenues .............................................    149,287      156,344        151,691       277,090       434,044
Total expenses and taxes ...................................    116,870      161,241        146,031       236,560       344,877
Net income (loss)(a) .......................................     32,417       (4,897)         5,660        40,530        89,167
Basic earnings (loss) per share (b) ........................       0.51        (0.07)          0.08          0.57          1.21
Diluted earnings (loss) per share (b) ......................       0.47        (0.07)          0.08          0.55          1.17
Cash and cash equivalents and short-term marketable
   securities ..............................................    270,351      267,802        307,948       321,381       440,088
Total assets ...............................................    356,950      377,862        469,201       634,572       813,825
Long-term debt, less current portion .......................         --           --         32,826        62,254        61,846
Shareholders' equity .......................................    325,174      329,934        382,980       484,370       536,293
Shares used in calculating diluted earnings per share(b)....     69,440       65,548         72,890        73,221        76,500

(a) Net loss for the year ended December 31, 1994 includes a pre-tax charge of $25 million as a result of the Company's decision to discontinue its major activities associated with the development of the HIRULOG(R) thrombin inhibitor product. Net income for the year ended December 31, 1996 includes an income tax benefit of approximately $23 million resulting from the reversal of a deferred tax asset valuation allowance.

(b) In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share"
     ("SFAS 128"), which changed the method of calculating earnings per share. SFAS 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of shares of common stock outstanding. For purposes of calculating diluted earnings per share the denominator includes both the weighted average number of shares of common stock outstanding and the number of dilutive common stock equivalents such as stock options and warrants. The Company adopted SFAS 128 in the fourth quarter of 1997. All prior period per share amounts have been restated to comply with the standard.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

Biogen, Inc. (the "Company" or "Biogen") is a biopharmaceutical company principally engaged in the business of developing, manufacturing and marketing drugs for human health care. The Company currently derives revenues from sales of AVONEX(R)(Interferon beta-1a) for the treatment of relapsing forms of multiple sclerosis ("MS")and from royalties on worldwide sales by the Company's licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B vaccines and diagnostic products.

RESULTS OF OPERATIONS

1997 AS COMPARED TO 1996

REVENUES

Total revenues in 1997 were $434 million, as compared to $277.1 million in 1996, an increase of approximately 57%.

Product sales in 1997 were $240 million as compared to $78.2 million in 1996, an increase of approximately 207%. The Company began selling AVONEX(R) in the United States in May 1996. In March 1997, the Company received regulatory approval to market AVONEX(R) in the fifteen member countries of the European Union("EU"). By the end of 1997, AVONEX(R) had received reimbursement approval and was on the market in all of the EU countries. AVONEX(R) sales outside of the United States were approximately $19.1 million in 1997 as compared to $593,000 in 1996. The Company expects product sales as a percentage of total revenues to increase in the near term as the Company continues to market AVONEX(R) worldwide. The Company also expects sales from AVONEX(R) in Europe to increase as a percentage of total product sales. The Company, however, faces increasing competition worldwide. See "Outlook - Competition".

Revenues from royalties in 1997 were $171.9 million, a decrease of $9.6 million or 5% as compared to $181.5 million of royalty revenue in 1996. Included in royalty revenue in 1997 is a one-time non-refundable licensing payment of $15 million from Merck & Co., Inc.("Merck") paid under a collaborative research, development and license agreement (the "Merck Agreement"). Merck paid the $15 million license fee to Biogen for the transfer of technology, rights granted and the research and development previously performed by Biogen. Under the Merck Agreement, Merck will have rights to develop and market small molecule VLA-4 inhibitors in all therapeutic areas other than certain small indications such as multiple sclerosis and kidney diseases and disorders, which Biogen will continue to work on itself. The Merck Agreement also provides for payments to be made by either party upon the achievement of certain development milestones by the other party. In addition, if a product is successfully developed by either party, the other party will receive royalties on sales of the product. Included in royalty revenue in 1996 is a one-time royalty payment of $30 million for sales which occurred prior to 1996 received under a license agreement with Pharmacia & Upjohn A.B. ("Pharmacia & Upjohn"). Under the terms of this license agreement Biogen granted Pharmacia & Upjohn a sublicense under certain patents related to a proprietary protein secretion technology licensed exclusively to Biogen by Harvard University. Excluding the one-time payments from Merck in 1997 and Pharmacia & Upjohn in 1996, royalty revenue increased 3.6% from 1996 to 1997. In the near term, the

Company expects overall sales of licensee products and royalty revenues to fluctuate depending on changes in sales volumes for specific products, patent expirations, new licensing arrangements, if any, or other developments. See "Outlook - Royalty Revenue" and "Outlook - Patents and Other Proprietary Rights".

Interest income in 1997 was $22.1 million, an increase of $4.7 million or 27% as compared to 1996. This increase is a result of increased funds invested and higher average yields. The Company expects interest income to vary based on changes in the amount of funds invested and fluctuations in interest rates.

EXPENSES

Total expenses in 1997 were $285.1 million as compared to $236.3 million in 1996, an increase of approximately 21%.

Cost of sales in 1997 totaled $50.2 million, an increase of $21.7 million or 76% as compared to 1996. This increase was due to the higher sales volume of AVONEX(R). Included in cost of sales in 1997 and 1996 is $37.1 million and $11.4 million, respectively, from product sales and $13.1 million and $17.1 million, respectively, relating to royalty revenue. Gross margins for product sales remained flat at 85% in both 1997 and 1996. Cost of sales relating to royalty revenue for 1997 decreased $4 million, or approximately 23% as compared to 1996, due to a lower percentage of royalty revenue with associated royalty costs. The Company expects that gross margins on royalty revenue will fluctuate in the future based on the impact of one-time royalty and milestone payments.

Research and development expenses in 1997 were $145.5 million, an increase of $13.1 million or 10% as compared to 1996. This increase was primarily due to the costs associated with funding of collaboration agreements, an increase in clinical trial costs and an increase in the Company's other development efforts related to its ongoing research and development programs. In 1997, the Company completed Phase 2 trials of several of its drug candidates, including LFA3TIP, a T-cell inhibiting protein being tested as a potential treatment for moderate to severe psoriasis and CVT-124, which is being developed for treatment of edema associated with congestive heart failure. Additional Phase 2 studies of LFA3TIP and CVT-124 are underway or planned. Biogen also plans to initiate in 1998
Phase 2 trials of humanized 5c8 anti-CD40, a monoclonal antibody for potential use in the treatment of several inflammatory and autoimmune diseases, such as lupus. In addition, the Company is working on ongoing studies of AVONEX(R) to support a broader label and additional indications. The Company expects that, in the near and long-term, research and development expenses will increase as the Company expands its pipeline and related development efforts with respect to potential new product candidates and continues clinical trials of AVONEX(R).

Selling, general and administrative expenses in 1997 were $90.1 million, an increase of $16.5 million or 22% as compared to 1996. This increase was primarily due to the selling and marketing expenses related to the sale of AVONEX(R), principally in support of the European launch. The Company expects that selling, general, and administrative expenses will continue to increase in the near term as the Company continues to expand the sales and marketing organizations necessary to sell AVONEX(R) in additional European markets.

Other income, net in 1997 was $711,000 compared to other expense of $1.7 million in 1996. The increase is principally due to an increase in foreign currency gains of $6.3 million resulting from notes payable denominated in foreign currencies offset by an increase in interest expense of $2.9 million.

The Company's effective tax rate in 1997 was 40.1%. Income tax expense for 1997 varied from the amount computed at U.S. federal statutory rates primarily due to the benefit of research and development and investment tax credits offset by foreign losses for which the Company will receive no current tax benefit. The Company expects its effective tax rate to decline as sales in Europe increase. During the third quarter of 1996, the Company determined it was more likely than not that it would realize the benefits of its net deferred tax assets, and reversed the related valuation allowance. The reversal of the valuation allowance resulted in a realization of income tax benefit of approximately
$23 million and an increase in additional paid-in capital of $38.6 million which related to deductions for non-qualified stock options.

RESULTS OF OPERATIONS

1996 AS COMPARED TO 1995

Total revenues in 1996 were $277.1 million, as compared to $151.7 million in 1995, an increase of approximately 83%. The increase in total revenues in 1996 was primarily due to the successful launch of the Company's AVONEX(R) product in the United States in May 1996, which accounted for $76.5 million of product sales.

Revenues from royalties in 1996 were $181.5 million, an increase of $46.8 million or 35% as compared to 1995. Included in royalty revenue in 1996 was a one-time royalty payment of $30 million, relating to sales occurring prior to 1996, received under a license agreement with Pharmacia & Upjohn. Under the terms of this license agreement Biogen granted Pharmacia & Upjohn a sublicense under certain patents related to proprietary protein secretion technology licensed exclusively to Biogen by Harvard University. In addition to the one-time $30 million payment, Pharmacia & Upjohn agreed to pay ongoing royalties on sales of Pharmacia & Upjohn's product Genotropin in the United States, Canada and Japan. Excluding the one-time royalty payment, royalty revenues increased 12.5% in 1996 as compared to 1995, primarily as a result of an increase in ongoing royalties received from Schering-Plough Corporation ("Schering-Plough"), the Company's licensee for alpha interferon.

Interest income in 1996 was $17.4 million, an increase of $348,000 or 2% as compared to 1995. The increase was primarily a result of increased funds invested.

EXPENSES

Total expenses in 1996 were $236.3 million as compared to $144.2 million in 1995. Cost of sales in 1996 was $28.5 million, an increase of $18 million or 172% as compared to 1995. Included in cost of sales in 1996 was $11.4 million from product sales and $17.1 million relating to royalty revenue. The gross margin in 1996 for product sales was approximately $66.8 million or 85%. Cost of sales relating to royalty revenue for 1996 increased $6.6 million, or approximately 63%. Excluding the cost of sales relating to the one-time royalty payment from Pharmacia & Upjohn, cost of sales relating to royalty revenue increased $3.6 million or approximately 34% primarily due to the increased level of royalty revenues.

Research and development expenses in 1996 were $132.4 million, an increase of $44.9 million or 51% as compared to 1995. This increase was primarily due to new research collaboration agreements, an increase in clinical trial costs and an increase in the Company's development efforts related to other research and development programs in its pipeline. In 1996, the Company entered into a research collaboration and license agreement with Creative BioMolecules, Inc. ("CBM") under which Biogen obtained rights to develop and market CBM's morphogenic protein, OP-1, for the treatment of kidney diseases and disorders, including acute and chronic renal failure. Included in research and development expense in 1996 was $13.2 million relating to the research collaboration and license agreement with CBM. In 1996, Biogen had two early stage compounds in clinical trials, LFA3TIP, a T-cell inhibiting protein tested as a potential treatment for severe psoriasis and Gelsolin, a mucolytic agent, that was being studied for treatment of cystic fibrosis, chronic bronchitis and several other pulmonary diseases.

Selling, general and administrative expenses in 1996 were $73.6 million, an increase of $33.3 million or 83% as compared to 1995. This increase was primarily due to the costs associated with the commercial launch of AVONEX(R) in the United States, including the formation of a domestic sales organization. In addition, the Company invested resources in market development efforts in Europe related to AVONEX(R). During 1996, the Company substantially completed the hiring of its domestic sales force and the build-up of its corporate and administrative departments to support the Company's ongoing commercial operations.

Other expenses, net in 1996 were $1.7 million, a decrease of $4.3 million compared to 1995. The decrease was primarily due to gains recorded on foreign exchange related contracts.

Income tax expense for 1996 and 1995 varied from the amount computed at U.S. federal statutory rates primarily because of the impact of net operating loss carry forwards and the reversal of the deferred tax asset valuation allowance in 1996. As of December 31, 1995, the Company had a net deferred tax asset of $57.1 million (before valuation allowance) consisting of the future tax benefits from net operating loss carry forwards and other tax credits. During the third quarter of 1996, the Company determined it was more likely than not that it would realize the benefits of its net deferred tax assets, and reversed the related valuation allowance. The reversal of the valuation allowance resulted in realization of income tax benefit of approximately $23 million and an increase in additional paid-in capital of $38.6 million which related to deductions for non-qualified stock options.

FINANCIAL CONDITION

At December 31, 1997, cash, cash equivalents and short-term marketable securities were $440.1 million compared with $321.4 million at December 31, 1996, an increase of $118.2 million. Working capital increased $124.3 million to $472.2 million. Net cash provided by operating activities for the year ended December 31, 1997 was $97.6 million compared with $42.3 million in 1996. Cash outflows during 1997 included investments in property and equipment and patents of $35.6 million and $11 million related to investments under collaborative agreements. Significant cash inflows included $29.3 million from loan and notes payable agreements with banks and $24.5 million from common stock option and purchase plan activity.

In August 1995, the Company entered into a loan agreement with a bank for financing the construction of its biological manufacturing facility in North Carolina (the "Construction Loan"). During 1997, the Company completed construction of the facility and the funds advanced under the Construction Loan were converted to a floating rate ten year term loan with principal and interest payable quarterly. As of December 31, 1997, the Company had $45.9 million outstanding under the Construction Loan. The loan is secured by the underlying building. The Company also entered an interest rate swap agreement with the same bank, fixing its interest rate on the Construction Loan at 7.75% during the remaining term of the loan with interest payable quarterly. As of December 31, 1997, the Company had $20.8 million outstanding under a floating rate loan with a bank (the "Term Loan"). The Term loan is secured by the Company's laboratory and office building in Cambridge, Massachusetts. The Company has fixed its interest rate on the Term Loan at 7.5% under the terms of a swap agreement.

Terms of the Company's loan agreements include various covenants, including financial covenants which require the Company to maintain minimum net worth, cash flow and various financial ratios.

On October 6, 1997, the Company announced that its Board of Directors has authorized the repurchase of up to 2.5 million shares of the Company's common stock. The repurchased stock will provide the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. Stock purchases are expected to occur from time to time over the next two years. The stock repurchase program may be discontinued at any time. In 1997, the Company repurchased 200,000 shares of its common stock at a cost of $7.0 million. To minimize the cost of the repurchase program, the Company sold put options and purchased call options covering a large portion of the shares intended to be repurchased.

The Company has several research programs and collaborations underway. In December 1997, the Company entered into a collaborative research, development and license agreement (the "Merck Agreement") with Merck & Co., Inc. ("Merck"). Under the Merck Agreement, Merck paid a non-refundable license fee of $15 million to Biogen for the transfer of technology, rights granted and research and development previously performed by Biogen. Under the Merck Agreement, Merck will have rights to develop and market small molecule VLA-4 inhibitors in all therapeutic areas other than certain small indications such as multiple sclerosis and kidney diseases and disorders, which Biogen will continue to work on itself. The Merck Agreement also provides for payments to be made by each party upon the achievement of certain development milestones by the other party. The payments could total approximately $130 million paid by Merck to Biogen and approximately $21 million paid by Biogen to Merck if all milestones are met. In addition, if a product is successfully developed by a party, the other party will receive royalties on sales of the product.

In June 1997, the Company purchased 100,000 shares of Series E Preferred Stock of CuraGen Corporation ("CuraGen") for $1 million. In October 1997, the Company signed a research and option agreement (the "CuraGen Agreement") with CuraGen under which the Company and CuraGen will collaborate in the discovery of novel genes using CuraGen's functional genomics technologies. The Company has an option to acquire an exclusive license to certain discoveries arising out of the collaborative effort. Under the terms of the CuraGen Agreement, the Company has agreed to purchase CuraGen common stock totaling $5 million in the event of CuraGen's initial public offering and to establish a $10 million line of credit with a maximum drawdown limit of $5 million in the first year. The Company has also agreed to fund research activities of CuraGen related to the collaboration up to a maximum of $7.5 million over the next five years. At December 31, 1997, CuraGen had not completed its initial public offering and there were no borrowings outstanding under the line of credit.

In March 1997, the Company signed a research collaboration and license agreement (the "CVT Agreement") with CV Therapeutics, Inc. ("CVT") under which Biogen obtained rights to develop and market CVT's therapeutic CVT-124 for the treatment of edema associated with congestive heart failure. Under the terms of the CVT Agreement, the Company purchased approximately 670,000 shares of CVT common stock for $7 million and paid a one-time license fee of $5 million. In addition, pursuant to the terms of the CVT Agreement, the Company established a $12 million line of credit that CVT may use for operating purposes. At
December 31, 1997, the Company had advanced $3 million under the line of credit to CVT.

In December 1996, the Company signed a research collaboration and license agreement(the "CBM Agreement") with Creative BioMolecules, Inc. ("CBM") under which Biogen obtained rights to develop and market CBM's morphogenic protein, OP-1, for the treatment of renal disorders. During 1996, under the CBM Agreement, Biogen paid a license fee of $10 million and purchased 1.5 million shares of CBM common stock for $18 million. The Company also has agreed to fund research and development of up to a maximum of $10.5 million through 1999 of which $4 million was funded in 1997.

Effective July 1, 1996, the Company signed a collaborative research and commercialization agreement(the "Ontogeny Agreement") with Ontogeny, Inc. ("Ontogeny"), a private biotechnology company, for the development and commercialization of three specific hedgehog cell differentiation proteins. The Company acquired an equity interest in Ontogeny totaling $1 million as well as certain exclusive, worldwide rights related to products based on the hedgehog proteins for most disease areas. Under the Ontogeny Agreement, the Company committed to fund a total of $4 million of research and development work at Ontogeny through the end of the research phase. The Company has funded
$3 million through December 31, 1997. In 1998, the Company has the option to proceed with commercialization of one or more of the hedgehog proteins. If the Company exercises its option, it will be committed to fund an additional
$4 million of research at Ontogeny through mid 2001 and would be committed to additional funding of up to $23.8 million per hedgehog protein selected in a combination of license fees, additional equity investments, a line of credit, and potential milestone payments. The Company would also pay royalties if products are successfully developed.

In August 1995, the Company signed a collaborative research agreement for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. The Company acquired a minority equity interest in Genovo as well as certain licensing rights. The Company has agreed to fund research and development costs to Genovo up to approximately $37 million over the life of the agreement, depending on achievement of scientific milestones, of which $18.1 million of the funding has been paid through December 31, 1997.

The Company believes that existing funds and cash generated from operations are adequate to satisfy its working capital and capital expenditure requirements in the foreseeable future. However, the Company may raise additional capital to take advantage of favorable conditions in the market or in connection with the Company's development activities. The Company believes that "Year 2000" costs will be minimal. Most of the Company's business and operating computer systems were installed in early 1996, in connection with the launch of its product AVONEX(R). The Company believes the Year 2000 conversion requirements will be achieved though routine upgrades to these software systems. The Company expects to complete these upgrades by the end of 1998.

LEGAL MATTERS

During the fourth quarter of 1994, a total of six class action lawsuits were initiated against the Company and several of its directors and officers. On March 3, 1995, these cases were consolidated into a single proceeding in the United States District Court for the District of Massachusetts. On January 23, 1996, in response to motions to dismiss the entire case filed by Biogen and the named officer and director defendants, the District Court issued a Memorandum and Order, dated January 22, 1996, dismissing most of the claims asserted in the plaintiffs Second Amended Complaint, including all claims against the Company's outside directors. The only claims remaining in the case pertain to a statement concerning the results of the HIRULOG(R) TIMI-7 clinical trials in unstable angina. The Court did not reach a decision on the merits of these claims. On October 11, 1996, the Company filed a motion for summary judgment in the case. On September 4, 1997, the Court denied the motion but narrowed the plaintiff class. A trial is scheduled for April 1998.

On July 3, 1996, Berlex Laboratories, Inc. ("Berlex") filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex's "McCormick" patent in the United States in the production of AVONEX(R). Berlex seeks a judgment granting it unspecified damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from alleged infringement. An unfavorable ruling in the Berlex suit could have a material adverse effect on the Company's results of operations and financial position. The Company believes that it has meritorious defenses to the Berlex claim; however, the ultimate outcome is not determinable at this time. Prior to the date of the suit filed by Berlex on the McCormick patent, Biogen had filed a suit against Schering AG ("Schering"), Berlex and the Board of Trustees of the Leland Stanford Jr. University ("Stanford") in the United States District Court for the District of Massachusetts for a declaratory judgment of non-infringement and invalidity of the McCormick patent contending that AVONEX(R), its manufacturing process and intermediates used in that process do not infringe the McCormick patent and that such patent is not valid. In November 1996, the U.S. District Court in Massachusetts ruled that it had jurisdiction and Berlex's New Jersey action was transferred to Massachusetts and consolidated for pre-trial purposes with the Massachusetts case. In February 1997, the U.S. District Court in Massachusetts dismissed Biogen's declaratory judgment action as to Schering without prejudice if such dismissal is later shown to result in an injustice to Biogen. Biogen and Stanford subsequently entered into an agreement voluntarily dismissing Stanford from the suit. The suit involving Berlex is still pending. A trial is not expected before the early part of 1999.

In June 1996, ASTA Medica Aktiengesselschaft ("ASTA") filed for arbitration against Biogen with the International Chamber of Commerce (ICC)in Paris, France. In its complaint, ASTA alleges that Biogen's 1993 termination of a 1989 agreement licensing ASTA to market recombinant interferon beta in certain European territories was ineffective. The agreement at issue also included as a party Bioferon, a Biogen joint venture that declared bankruptcy in 1993. The ASTA complaint asks that an ICC panel declare that the 1989 license is still in force, and, in the alternative, seeks approximately $5 million in damages. The territories included in the 1989 license were Austria, Belgium, Denmark, Finland, France, Greece, Iceland, Ireland, Luxembourg, The Netherlands, Norway, Portugal, Sweden, Switzerland and the United Kingdom. Arbitration proceedings were held in late 1997 in Zurich under Swiss law. The parties expect a decision in the first half of 1998.

The Company's management believes that it has meritorious defenses to the preceding claims and given these defenses believes the ultimate outcome of these legal proceedings will not have a material adverse effect on the results of operations or financial position of the Company.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130") and Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for reporting comprehensive income and its components in the consolidated financial statements. SFAS 131 establishes standards for reporting information on operating segments in interim and annual financial statements. SFAS 130 and SFAS 131 will become effective for the Company beginning in 1998. SFAS 130 and SFAS 131 require disclosure only and will have no impact on the Company's consolidated financial position and results of operations.

In November 1997, the Emerging Issues Task Force("EITF") issued EITF 97-13 "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation"("EITF 97-13"). EITF 97-13 requires that costs associated with business process reengineering activities be expensed as incurred, and that any amounts previously capitalized be charged to expense beginning in 1997. EITF 97-13 did not have a significant impact on the Company's financial position or results of operations.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS 128") which changes the method of calculating earnings per share. SFAS 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of shares of common stock outstanding. For purposes of calculating diluted earnings per share the denominator includes both the weighted average number of shares of common stock outstanding and dilutive common stock equivalents such as stock options and warrants. The Company adopted SFAS 128 in the fourth quarter of 1997. All per share amounts have been restated to comply with the standard.

OUTLOOK

Safe Harbor Statement under Private Securities Litigation Reform Act of 1996

In addition to historical information, this annual report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Reference is made in particular to forward-looking statements regarding the anticipated level of future product sales, royalty revenues, expenses and profits, statements regarding the timing of clinical trials and predictions as to the anticipated outcome of pending litigation. These and all other forward-looking statements are made based on the Company's current belief as to the outcome and timing of such future events. Factors which could cause actual results to differ from the Company's expectations and which could negatively impact the Company's financial condition and results of operations are discussed below.

Dependence on AVONEX(R) Sales

The Company's ability to sustain increases in revenues and profitability will be primarily dependent on the level of revenues and profitability from AVONEX(R) sales. The Company's ability to sustain profitability from sales of AVONEX(R) will depend on a number of factors, including: continued market acceptance of AVONEX(R) worldwide; the Company's ability to maintain a high level of patient satisfaction with AVONEX(R); the nature of regulatory and pricing decisions related to AVONEX(R) worldwide; the extent to which AVONEX(R) receives reimbursement coverage; and the impact of competitive products. The profitability from AVONEX(R) sales is also dependent on the successful resolution of the Berlex suit and the Asta arbitration, both of which are described above under "Legal Matters".

Competition

The Company faces increasing competition from other products for the treatment of relapsing forms of multiple sclerosis. AVONEX(R) competes with interferon beta-1b which is sold in the United States under the brand name Betaseron(R) by Berlex Laboratories, Inc., a United States affiliate of

 Schering AG, Germany ("Schering AG"), and is sold in Europe under the brandname Betaferon(R) by Schering AG. AVONEX(R) also faces competition from Copaxone(R) glatiramer acetate(also known as copolymer-1). In the United States Copaxone(R) is marketed by a partnership between Teva Pharmaceuticals and Hoechst Marion Roussel, Inc. In addition, Ares Serono S.A. ("Serono") is seeking approval to market another interferon beta-1a product in Europe. Serono is also seeking approval to market its interferon beta-1a product in the United States but to be approved for relapsing forms of multiple sclerosis would have to overcome the orphan drug status afforded AVONEX(R) and Betaseron(R) by the FDA. There can be no assurance that the Company will be able to sustain market share of AVONEX(R) in light of competition from other products for the treatment of multiple sclerosis.

Royalty Revenue

The Company receives royalty revenues which contribute a significant amount to its overall profitability. In the near term, the Company expects overall sales of licensee products and royalty revenues to fluctuate depending on changes in sales volumes for specific products, patent expirations, new licensing arrangements, if any, or other developments. There are a number of other factors which could also cause the actual level of royalty revenue to differ from the Company's expectations. For example, pricing reforms, health care reform initiatives, other legal and regulatory developments and the introduction of competitive products may have an impact on product sales by the Company's licensees. In addition, licensee sales levels may fluctuate from quarter to quarter due to the timing and extent of major events such as new indication approvals or government sponsored vaccination programs. Since the Company is not involved in the development or sale of products by its licensees, the Company is unable to predict the timing or potential impact of factors which may affect licensee sales. In the long term, the Company expects its royalty revenue to be affected most significantly by patent expirations. See "Outlook - Patents and Other Proprietary Rights."

Patents and Other Proprietary Rights

The Company has numerous issued patents and patent applications pending on a number of its processes and products. The Company has also obtained rights to certain patents under licenses with third parties which provide for the payment of royalties. There can be no assurances that Biogen's existing patents or others, if obtained, will be of substantial protection or commercial benefit to Biogen. In addition, it is not known to what extent Biogen's pending patent applications or patent applications licensed from third parties will be granted or whether any of the Company's patents will prevail if they are challenged in litigation. There is also no assurance that third parties will not be granted patents claiming subject matter necessary to Biogen's business.

Biogen has granted an exclusive worldwide license to Schering Plough Corporation under Biogen's alpha interferon patents, and receives royalties from Schering Plough on sales of its Intron(R) A brand of alpha interferon. In the event Biogen does not prevail in an action it has taken against Genentech Inc. and F. Hoffman La Roche, Inc. to overturn a priority of invention decision made against Biogen in connection with a Biogen alpha interferon patent application or does not resolve the matter in another manner satisfactory to Biogen, Schering Plough's royalty obligation to Biogen on sales of Intron(R) A in the United States will terminate upon expiration of Biogen's existing U.S. alpha interferon patent in 2002. The parties are discussing possible alternative resolutions of the dispute. Schering Plough's royalty obligation to Biogen on sales of Intron(R) A in Europe will terminate upon expiration of Biogen's European alpha interferon patent in 2001.

Biogen has licensed its recombinant hepatitis B antigen patent rights to manufacturers and marketers of hepatitis B vaccines and diagnostic test kits, and receives royalties on sales of the vaccines and test kits by its licensees. The obligation of SmithKline and Merck to pay royalties on sales of hepatitis B vaccines and the obligation of Biogen's other licensees under its hepatitis B patents to pay royalties on sales of diagnostic products will terminate upon expiration of Biogen's existing hepatitis B patents. Biogen's existing United States hepatitis B patents will expire in 2004. Biogen's European hepatitis B patents will expire at the end of 1999, except in those countries in which Biogen has or is able to obtain supplemental protection certificates. To date, Biogen has received supplemental protection certificates in France, Italy, Luxembourg, The Netherlands, and Sweden, and has a number of additional applications pending. The additional coverage afforded by supplemental protection certificates ranges from two to six years. There can be no assurance as to the extent of coverage available under the supplemental protection certificates, or that protection will be available in additional countries.

There has been, and Biogen expects that there may continue to be significant litigation in the industry regarding patents and other intellectual property rights. Such litigation could create uncertainty and consume substantial resources. See also "Legal Matters".

New Products

AVONEX(R) is currently the only product sold by the Company. The Company's long-term viability and growth will depend on the successful development and commercialization of other products from its research activities and collaborations. The Company continues to expand its development efforts related to other potential products in its pipeline. The expansion of the pipeline may include increases in spending on internal projects, the acquisition of third party technologies or products or other types of investments. Product development involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in preclinical and early clinical trials does not ensure that later stage or large scale clinical trials will be successful. Many important factors affect the Company's ability to successfully develop and commercialize drugs, including the ability to obtain and maintain necessary patents and licenses, to demonstrate safety and efficacy of drug candidates at each stage of the clinical trial process, to meet applicable regulatory standards and to receive required regulatory approvals, to be capable of producing drug candidates in commercial quantities at reasonable costs, to compete successfully against other products and to market products successfully. There can be no assurance that the Company will be successful in its efforts to develop and commercialize new products.

Market Risk

The Company has exposure to financial risk in several areas including changes in foreign exchange rates, interest rates and in the price of the Company's common stock. The Company attempts to minimize its exposures by using certain financial instruments, for purposes other than trading, in accordance with the Company's overall risk management guidelines. Further information regarding the Company's accounting policies for financial instruments and disclosures of financial instruments can be found in Notes 1,2 and 3 to the Company's consolidated financial statements.

     Foreign Exchange

The Company has operations in several European countries in connection with the sale of its product AVONEX(R). The Company also receives royalty revenues based on worldwide product sales by its licensees. As a result, the Company's financial position, results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the British pound, French franc, German mark, and Japanese yen).

During 1997, the Company entered into a $30 million variable rate multicurrency line of credit agreement with a bank ("Multicurrency Line"). Under the Multicurrency Line, the Company may borrow or enter into commitments to borrow amounts in various currencies, at which time the exchange rate for these commitments is set. Any amounts outstanding under the Multicurrency Line are revalued using exchange rates at each balance sheet date. At December 31, 1997 there was $24.8 million outstanding under the Multicurrency Line of which $14.4 million was denominated in U.S. dollars. The carrying value of the amounts outstanding under the variable rate Multicurrency Line approximates fair value.

The Company uses foreign currency forward contracts("Forward Contracts") to manage specifically identifiable foreign currency risk but does not engage in currency speculation. The Company uses these Forward Contracts to hedge certain transactions denominated in foreign currencies, including amounts outstanding under the Multicurrency Line. The contract amount of the forwards outstanding at December 31, 1997 was $10.4 million.

The potential gain or loss for a hypothetical 10% beneficial or adverse change in foreign currency exchange rates on the Multicurrency Line and Forward Contracts outstanding at December 31, 1997 would not materially affect Biogen's financial position, results of operations or cash flows.

     Interest Rates

The Company is exposed to risk of interest rate fluctuations in connection with its variable rate long term debt, which at December 31, 1997 included a $20.8 million term loan (the "Term Loan"), and a $45.9 million construction term loan (the "Construction Loan"). The Term Loan requires annual principal payments of $1.7 million through 2004, with the balance due in 2005. The Construction Loan requires principal payments of $805,000 quarterly through 2006, with the balance due in 2007. At December 31, 1997, the carrying values of the Term Loan and the Construction Loan approximated fair value.

The Company has fixed its interest rates on the Term Loan and Construction Loan by entering swap agreements under which the Company exchanges the difference between 7.5% and 7.75%, respectively, and a floating rate. The notional principal balance on the swap agreements approximates the principal on the underlying debt agreements. The fair value of the swap agreements at December 31, 1997, representing the cash requirements of the Company to settle the agreements, was approximately $2.1 million.

     Stock Price

The stock prices of biotechnology companies are subject to significant fluctuations. The stock price may be affected by a number of factors including, but not limited to clinical trial results and other product development events, the outcome of litigation, the decisions relating to intellectual property rights and the entrance of competitive products into the market, changes in reimbursement policies or other practices related to the pharmaceutical industry or other industry and market changes or trends. In addition, if revenues or earnings in any quarter fail to meet the investment community's expectations, there could be an immediate adverse impact on the Company's stock price.

To minimize the cost of the Company's stock repurchase program, the Company sold put options and purchased call options covering a large portion of the shares intended to be repurchased. Below is a summary of the contract amounts, weighted average strike price and fair value of these instruments at December 31, 1997.

                             Contract Amount    Weighted Average     Fair Value
                              (In millions)       Strike Price     (In millions)
                             ---------------------------------------------------
Put Options Sold.........         $76.7              $33.34            $(4.9)
Call Options Purchased...          65.6               36.42              7.9

BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

Years Ended December 31,                             1997         1996         1995
                                                   ----------------------------------

REVENUES:
  Product sales ................................   $239,988     $ 78,202     $     --
  Royalties ....................................    171,921      181,502      134,653
  Interest .....................................     22,135       17,386       17,038
                                                   --------     --------     --------

      Total revenues ...........................    434,044      277,090      151,691
                                                   --------     --------     --------

EXPENSES:
  Cost of sales ................................     50,188       28,525       10,504
  Research and development .....................    145,501      132,384       87,448
  Selling,general and administrative ...........     90,098       73,632       40,293
  Other(income)expense, net ....................       (711)       1,720        6,001
                                                   --------     --------     --------

      Total expenses ...........................    285,076      236,261      144,246
                                                   --------     --------     --------
INCOME BEFORE INCOME TAXES .....................    148,968       40,829        7,445
INCOME TAXES ...................................     59,801          299        1,785
                                                   --------     --------     --------
NET INCOME .....................................   $ 89,167     $ 40,530     $  5,660
                                                   ========     ========     ========

BASIC EARNINGS PER SHARE .......................   $   1.21     $   0.57     $   0.08
                                                   ========     ========     ========
DILUTED EARNINGS PER SHARE .....................   $   1.17     $   0.55     $   0.08
                                                   ========     ========     ========

SHARES USED IN CALCULATING:
  BASIC EARNINGS PER SHARE .....................     73,812       71,595       67,951
                                                   ========     ========     ========
  DILUTED EARNINGS PER SHARE ...................     76,500       73,221       72,890
                                                   ========     ========     ========




See accompanying notes to consolidated financial statements.

BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)


As of December 31,                                          1997         1996
                                                          ---------    ---------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ..........................    $ 70,358     $ 62,032
  Marketable securities ..............................     369,730      259,349
  Accounts receivable, less allowances of $1,645
  in 1997;  $1,480 in 1996 ...........................      86,802       42,952
  Deferred tax asset .................................      37,203       47,888
  Other current assets ...............................      31,973       23,533
                                                          --------     --------
      Total current assets ...........................     596,066      435,754
                                                          --------     --------
PROPERTY AND EQUIPMENT, NET ..........................     174,492      165,323
                                                          --------     --------

OTHER ASSETS
  Patents, net .......................................      14,935       10,458
  Marketable securities ..............................      17,095       16,003
  Other ..............................................      11,237        7,034
                                                          --------     --------
      Total other assets .............................      43,267       33,495
                                                          --------     --------
                                                          $813,825     $634,572
                                                          ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable ...................................    $ 15,820     $ 15,722
  Note payable .......................................      24,817           --
  Current portion of long-term debt ..................       4,888        4,017
  Accrued expenses and other .........................      78,358       62,071
                                                          --------     --------
      Total current liabilities ......................     123,883       81,810
                                                          --------     --------

LONG-TERM DEBT, LESS CURRENT PORTION .................      61,846       62,254
OTHER LONG TERM LIABILITIES ..........................      15,132        6,138
PUT OPTIONS ..........................................      76,671           --
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common stock, par value $0.01
  per share (110,000,000 shares authorized;
  issued: 1997 - 74,149,391; 1996 - 72,526,009) ......         741          725
  Additional paid-in capital .........................     516,880      471,623
  Retained earnings ..................................      25,327       12,831
  Unrealized losses on marketable securities .........      (2,233)        (743)
  Cumulative translation adjustment ..................         (37)         (66)
  Treasury stock, at cost, 125,534 shares in 1997 ....      (4,385)          --
                                                          --------     --------
      Total shareholders' equity .....................     536,293      484,370
                                                          --------     --------
                                                          $813,825     $634,572
                                                          ========     ========

See accompanying notes to consolidated financial statements.

BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Years Ended December 31,                                                 1997               1996               1995
                                                                      ------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income ...................................................    $  89,167          $  40,530          $   5,660
    Adjustments to reconcile net income to net cash
      provided from operating activities:
    Depreciation and amortization ................................       19,296             15,264             10,916
    Other ........................................................        2,695                682             (3,177)
    Deferred income taxes ........................................       22,462             (5,541)                --
    Changes in:
       Accounts receivable .......................................      (43,850)           (23,340)            (1,110)
       Other current and other assets ............................       (8,643)            (7,727)            (4,269)
       Accounts payable, accrued expenses and other
       current and long-term liabilities .........................       16,505             22,413              1,429
                                                                      ---------          ---------          ---------
    Net cash provided from operating activities ..................       97,632             42,281              9,449
                                                                      ---------          ---------          ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of marketable securities ...........................     (481,783)          (369,893)          (349,025)
    Proceeds from sales and maturities of
      marketable securities ......................................      373,130            370,252            307,021
    Investment in collaborative partners .........................      (11,000)           (16,774)                --
    Acquisitions of property and equipment .......................      (28,896)           (62,030)           (47,998)
    Additions to patents .........................................       (6,654)            (3,606)            (2,311)
                                                                      ---------          ---------          ---------
    Net cash used by investing activities ........................     (155,203)           (82,051)           (92,313)
                                                                      ---------          ---------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from note payable ...................................       24,817                 --                 --
    Proceeds from issuance of long-term debt .....................        4,545             33,444             35,326
    Repayments on long-term debt .................................       (4,082)            (1,666)              (833)
    Purchases of treasury stock ..................................       (7,000)                --                 --
    Tax benefit related to stock options .........................       23,164              4,258                 --
    Issuance of common stock and warrant and
      option exercises ...........................................       24,453             19,996             39,459
                                                                      ---------          ---------          ---------
    Net cash provided from financing activities ..................       65,897             56,032             73,952
                                                                      ---------          ---------          ---------
NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS ..............        8,326             16,262             (8,912)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR .....................       62,032             45,770             54,682
                                                                      ---------          ---------          ---------
CASH AND CASH EQUIVALENTS, END OF YEAR ...........................    $  70,358          $  62,032          $  45,770
                                                                      =========          =========          =========


SUPPLEMENTAL CASH FLOW DATA
    Cash paid during the year for:
       Interest ..................................................    $   5,940          $   4,038          $   2,000
       Income Taxes ..............................................    $   3,783          $   1,516          $     591




See accompanying notes to consolidated financial statements.

BIOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Years Ended December 31, 1997, 1996, and 1995 (in thousands)


                                                                                         Unrealized
                                                                                            Gains
                                                 Additional                 Retained     (Losses)on     Cumulative
                                      Common       Paid-in     Treasury     Earnings     Marketable     Translation    Shareholders'
                                       Stock       Capital      Stock       (Deficit)    Securities      Adjustment       Equity
                                      ----------------------------------------------------------------------------------------------
Balance, December 31, 1994 .......     $663       $368,452      $    --     $(33,359)     $(5,867)         $  45        $329,934
Conversion of warrants ...........       36         30,564                                                                30,600
Issuance of common stock .........                     470                                                                   470
Exercise of options,
including tax benefits ...........       11          9,307                                                                 9,318
Unrealized gains on
marketable securities ............                                                          7,112                          7,112
Net income .......................                                             5,660                                       5,660
Translation adjustment ...........                                                                          (114)           (114)
                                       ----       --------      -------     --------      -------          -----        --------

Balance, December 31, 1995 .......     $710       $408,793      $    --     $(27,699)     $ 1,245          $ (69)       $382,980
Exercise of options ..............       15         19,288                                                                19,303
Issuance of common stock .........                     693                                                                   693
Tax benefit related to
stock options ....................                  42,849                                                                42,849
Unrealized losses on
marketable securities, net
of taxes .........................                                                         (1,988)                        (1,988)
Net income .......................                                            40,530                                      40,530
Translation adjustment ...........                                                                             3               3
                                       ----       --------      -------     --------      -------          -----        --------
Balance, December 31, 1996 .......     $725       $471,623      $    --     $ 12,831      $  (743)         $ (66)       $484,370
Exercise of options ..............       16         20,841        2,548                                                   23,405
Issuance of common stock .........                     981           67                                                    1,048
Compensation expense
related to stock options .........                     271                                                                   271
Tax benefit related to
stock options ....................                  23,164                                                                23,164
Unrealized losses on
marketable securities, net
of taxes .........................                                                         (1,490)                        (1,490)
Treasury stock purchased .........                               (7,000)                                                  (7,000)
Reclassification of put
option obligation ................                                           (76,671)                                    (76,671)
Net income .......................                                            89,167                                      89,167
Translation adjustment ...........                                                                            29              29
                                       ----       --------      -------     --------      -------          -----        --------
Balance, December 31, 1997 .......     $741       $516,880      $(4,385)    $ 25,327      $(2,233)         $ (37)       $536,293
                                       ====       ========      =======     ========      =======          =====        ========

See accompanying notes to consolidated financial statements

    BIOGEN, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Biogen, Inc. ("Biogen" or the "Company") is a biopharmaceutical company principally engaged in the business of developing, manufacturing and marketing drugs for human health care. The Company currently derives revenues from sales of AVONEX(R) (Interferon beta-la) for the treatment of relapsing forms of multiple sclerosis and from royalties on worldwide sales by the Company's licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B vaccines and diagnostic products.

Principles of Consolidation

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

Translation of Foreign Currencies

Adjustments resulting from the translation of the financial statements of the Company's foreign operations into U.S. dollars are excluded from the determination of net income and are accumulated in a separate component of shareholders' equity. Foreign exchange transaction gains and losses are included in the results of operations. Foreign exchange gains(losses) totaled
$8.2 million, $1.9 million and ($3.2) million in 1997, 1996 and 1995, respectively.

Cash and Cash Equivalents

The Company considers only those investments which are highly liquid, readily convertible to cash and which mature within three months from date of purchase to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market with cost determined under the first-in/first-out ("FIFO") method and are classified in other current assets. Included in inventory are raw materials used in the production of pre-clinical and clinical products which are expensed as research and development costs when consumed. The components of inventories, net of applicable reserves and allowances, as of December 31, are as follows:

          (in thousands)                         1997            1996
                                               -------         -------
          Raw materials                        $ 4,957         $ 3,262
          Work in process                        8,132           7,801
          Finished goods                         9,870           5,495
                                               -------         -------
                                               $22,959         $16,558
                                               =======         =======

Marketable Securities

The Company invests its excess cash balances in short-term marketable securities, principally corporate notes and government securities. The Company classifies these securities as "available for sale". All available for sale securities are recorded at fair market value and unrealized gains and losses are included in shareholders' equity, net of related tax effects. Realized gains and losses and declines in value, if any, judged to be other than temporary on available for sale securities are reported in other income or expense.

As part of its strategic product development efforts, the Company also invests in equity securities of certain biotechnology companies with which it has collaborative agreements. Such investments, which are included in long term marketable securities and other assets, are classified as available for sale if a readily determinable market value exists. These investments are accounted for under the cost or equity method depending on the facts and circumstances of the investment and are reviewed regularly for impairment.

Accounts Receivable

During the first quarter of 1994, the Company entered into an agreement with a bank to sell certain foreign based accounts receivable, with recourse. The Agreement was terminated in early 1997. There were no amounts outstanding at December 31, 1997 under the agreement. At December 31, 1996, the Company had approximately $14.9 million of foreign based accounts receivable outstanding under the agreement. All amounts were collected by the end of the first quarter in 1997. Resulting gains and losses on the sales of the foreign based accounts receivable were recorded in other expenses when the receivables were sold.

Property and Equipment

Property and equipment is carried at cost and depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life or the term of the respective lease. Maintenance of computer systems, including maintenance to make its software Year 2000 compliant, is expensed as incurred. The Company capitalizes certain incremental costs associated with the validation effort required for licensing by the FDA of a manufacturing facility for the production of a commercially approved drug. These costs include direct labor and material. Buildings and equipment are depreciated over estimated useful lives ranging from 30 to 40 and 5 to 10 years, respectively.

Patents

The costs associated with successful patent defenses and patent applications are capitalized and amortized on the straight-line basis over estimated useful lives up to 15 years. Accumulated amortization of patent costs was $11.8 million and $11.3 million as of December 31, 1997 and 1996, respectively. The carrying value of patents is regularly reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from the patent are less than their carrying value.

Revenues

Revenues from product sales are recognized when product is shipped and are net of applicable allowances for returns, rebates and other applicable discounts and allowances. The Company receives revenues under license agreements with a number of third parties that sell products based on technology developed by the Company. All of the license agreements provide for the payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on estimates of the sales that occurred during the relevant period. Many of the license agreements also provide for the payment of one-time, non-refundable fees when the agreement is signed or when commercial goals are achieved. These fees are recorded as revenue in accordance with the terms of the particular agreement.


Research and Development Expenses

Research and development costs, including amounts funded in research collaborations, are expensed as incurred.

Earnings per Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS 128"), which changed the method of calculating earnings per share. SFAS 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of shares of common stock outstanding. For purposes of calculating diluted earnings per share the denominator includes both the weighted average number of shares of common stock outstanding and the number of dilutive common stock equivalents such as stock options and warrants. The Company adopted SFAS 128 in the fourth quarter of 1997. All prior period per share amounts have been restated to comply with the standard.

Dilutive securities include outstanding options under the Company's stock option plans. The put options sold in connection with the Company's stock repurchase program may have an additional dilutive effect. Below is a summary of the shares used in calculating basic and diluted earnings per share for the years ended December 31,:


(in thousands)                                    1997         1996        1995
                                                 ------       ------      ------
Weighted average number of shares of
  common stock outstanding .................     73,812       71,595      67,951
Dilutive stock options .....................      2,688        1,626       4,939
                                                 ------       ------      ------
Shares used in calculating diluted
  earnings per share .......................     76,500       73,221      72,890
                                                 ======       ======      ======

New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130") and Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for reporting comprehensive income and its components in the consolidated financial statements. SFAS 131 establishes standards for reporting information on operating segments in interim and annual financial statements. SFAS 130 and SFAS 131 will become effective for the Company beginning in 1998. SFAS 130 and SFAS 131 require disclosure only and will have no impact on the Company's consolidated financial position or results of operations.

In November 1997, the Emerging Issues Task Force("EITF") issued EITF 97-13 "Accounting for Costs Incurred in Connection with a Consulting Contract or an

Internal Project That Combines Business Process Reengineering and Information Technology Transformation"("EITF 97-13") which is effective for the Company in 1997. EITF 97-13 requires costs associated with business process reengineering activities to be expensed as incurred and any amounts previously capitalized be charged to expense. EITF 97-13 did not have an impact on the Company's financial position and results of operations.

2.   FINANCIAL INSTRUMENTS

The following is a summary of marketable securities as of December 31,:

                                                      Unrealized
                                         Fair      ----------------    Amortized
(In thousands)                          Value       Gains    Losses      Cost
                                       --------    ------    ------    ---------
December 31, 1997:
U.S. Government securities             $197,375    $  250    $  207    $197,332
Corporate debt securities               172,355     1,751        --     170,604
                                       --------    ------    ------    --------
                                       $369,730    $2,001    $  207    $367,936
                                       ========    ======    ======    ========

Marketable securities, noncurrent      $ 17,095    $  228    $5,974    $ 22,841
                                       ========    ======    ======    ========

December 31, 1996:
U.S. Government securities             $146,707    $  111    $  718    $147,314
Corporate debt securities               112,642       350       184     112,476
                                       --------    ------    ------    --------
                                       $259,349    $  461    $  902    $259,790
                                       ========    ======    ======    ========

Marketable securities, noncurrent      $ 16,003    $    -    $  771    $ 16,774
                                       ========    ======    ======    ========

The average maturity of the Company's marketable securities as of December 31, 1997 and 1996 was 16 months and 15 months, respectively. Proceeds from maturities and other sales of marketable securities, which were primarily reinvested, for the years ended December 31, 1997, 1996 and 1995 were $373.1 million, $370.3 million and $307 million, respectively. The cost of securities sold is determined based on the specific identification method. Realized losses on these sales for the years ended December 31, 1997, 1996 and 1995 were $510,000, $783,000 and $58,000, respectively.

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

The Company's long-term debt and note payable are carried at face value, which approximates fair market value. The Company uses interest rate swaps and foreign currency agreements to manage specifically identifiable risks. The Company uses swap agreements to mitigate the risk associated with its floating rate debt and, accordingly, accounts for the swap agreements under the accrual basis, recording the differential to be paid or received as interest expense. The fair value of the swap agreements at December 31, 1997 and 1996, representing the cash requirements of the Company to settle the agreements, approximated $2.1 million and $580,000, respectively. The Company has foreign currency forward contracts to hedge specific transactions denominated in foreign currencies. All foreign currency forward contracts have a duration of ninety days. These contracts are designated as effective hedges and accordingly, any gains or losses on these contracts are recognized as part of the hedged transaction. The contract amount of the forwards at December 31, 1997 was $10.4 million which approximated fair value.

To minimize the cost of the Company's stock repurchase program, the Company sold put options and purchased call options covering a large portion of the shares to be repurchased. Below is a summary of the contract amounts, weighted average strike price and fair value of these instruments at December 31, 1997.

                                     Contract Amount    Weighted Average     Fair Value
                                      (In millions)       Strike Price      (In millions)
                                     ---------------    ----------------    -------------

Put Options Sold ....................    $76.7             $33.34              $(4.9)
Call Options Purchased ..............     65.6              36.42                7.9

3.   BORROWINGS

Long-term debt consists of the following as of December 31,(in thousands):

                                           1997              1996
                                         --------          --------
Term Loan due 2005 ..................    $20,834           $22,499
Construction Loan due 2007 ..........     45,900            43,772
                                         -------           -------
                                          66,734            66,271
      Current portion ...............     (4,888)           (4,017)
                                         -------           -------
                                         $61,846           $62,254
                                         =======           =======

As of December 31, 1997, the Company had $20.8 million outstanding under a floating rate loan with a bank (the "Term Loan"). The Term Loan is secured by the Company's laboratory and office building in Cambridge, Massachusetts. The Term Loan provides for annual principal payments of $1.7 million in each of the years 1996 through 2004 with the balance due May 8, 2005. The Company has fixed its interest rate on the Term Loan at 7.5% under the terms of a swap agreement with the same bank, under which the Company agrees to exchange with the bank semi-annually the difference between 7.5% and a floating rate computed on a notional amount beginning at $25 million and amortizing according to the same terms as the Term Loan agreement.

As of December 31, 1997, the Company had $45.9 million outstanding under a floating rate loan agreement with a bank for financing the construction of its biological manufacturing facility in North Carolina (the "Construction Loan"). The Construction Loan is secured by the facility. Payments of $805,000 are due quarterly through 2006 with the balance due in 2007. The Company also entered into an interest rate swap agreement, with the same bank, fixing its interest rate at 7.75% during the remaining term of the loan, payable quarterly.

The Term Loan and Construction Loan agreements include various covenants, including financial covenants, which require the Company to maintain minimum net worth, cash flow and various financial ratios.

During 1997, the Company entered into a $30 million variable rate multicurrency line of credit agreement with a bank. Under the agreement, the Company may borrow or enter into commitments to borrow amounts in various currencies, at which time the exchange rate for these commitments is set. The agreement expires on March 31, 2000, is secured by certain assets of the Company and requires compliance with certain financial ratios. Any amounts outstanding under the Agreement are revalued using exchange rates at each balance sheet date. At December 31, 1997 there was $24.8 million outstanding under this agreement, of which $14.4 million was denominated in U.S. dollars.

4.   CONSOLIDATED BALANCE SHEET DETAILS

(in thousands)                                          1997           1996
                                                      --------       --------
Property and equipment:
     Land ........................................    $  8,359       $  3,470
     Buildings ...................................      83,565         26,417
     Construction in progress ....................          --         65,079
     Leasehold improvements ......................      49,795         50,739
     Equipment ...................................      98,794         72,221
                                                      --------       --------
     Total cost ..................................     240,513        217,926
     Less accumulated depreciation ...............      66,021         52,603
                                                      --------       --------
                                                      $174,492       $165,323
                                                      ========       ========

Depreciation expense was $15.9 million, $12.7 million and $8.5 million for 1997, 1996 and 1995, respectively. The Company capitalized interest costs of $685,000, $1.7 million and $143,000 in 1997, 1996 and 1995, respectively with respect to qualifying construction projects. The Company completed construction of its biological manufacturing facility in North Carolina in 1997. As of December 31, 1997, the Company had capitalized $65.5 million relating to the North Carolina facility of which $4.9 million relates to costs associated with the validation effort required for licensing by the FDA.

(in thousands)                                          1997           1996
                                                      -------        -------
Accrued expenses and other:
     Royalties and licensing fees ................    $17,676        $22,784
     Income taxes ................................     20,196          6,634
     Other .......................................     40,486         32,653
                                                      -------        -------

                                                      $78,358        $62,071
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

                                                  1997        1996      1995
                                                -------     -------    ------
Service cost ..............................     $1,873      $1,381     $  847
Interest cost .............................        876         659        371
Actual return on plan assets ..............     (1,407)       (532)      (622)
Net amortization and deferral .............        972         312        420
                                                ------      ------     ------
Net pension cost ..........................     $2,314      $1,820     $1,016
                                                ======      ======     ======

The funded status of the defined benefit plans at December 31, is as follows:

(in thousands)                                           1997           1996
                                                       --------       -------
Actuarial present value of:
  Vested benefits obligation .....................     $ 7,398        $5,497
  Non-vested benefits ............................       1,493         1,348
                                                       -------        ------
  Accumulated benefit obligation .................       8,891         6,845
  Effect of future salary increase ...............       3,836         2,621
                                                       -------        ------
  Projected benefit obligation ...................      12,727         9,466
  Plan assets at fair value ......................       8,393         5,579
                                                       -------        ------
  Projected benefit obligation in
      excess of plan assets ......................       4,334         3,887
  Unrecognized net asset .........................          21            42
  Unrecognized net loss ..........................        (905)         (985)
  Unrecognized prior service cost ................        (401)         (444)
                                                       -------        ------
  Accrued pension cost ...........................     $ 3,049        $2,500
                                                       =======        ======

The projected benefit obligation was determined using an assumed discount rate of 7.5% for 1997 and 1996. The assumed long-term compensation increase rate was 5% and the assumed long-term rate of return on plan assets was 8% for 1997 and 1996.

6.   INCOME TAXES

The components of income (loss) before income taxes and of income tax expense (benefit)for each of the three years ended December 31, is as follows:

                                              1997          1996          1995
(in thousands)                             ---------     ---------     ---------
Income (loss) before income taxes:
  Domestic .............................   $172,973      $ 65,250      $ 28,845
  Foreign ..............................    (24,005)      (24,421)      (21,400)
                                           --------      --------      --------
                                           $148,968      $ 40,829      $  7,445
                                           ========      ========      ========

Income tax expense (benefit):
Current
  Federal ..............................   $ 33,688      $  4,636      $  1,264
  State ................................      2,735           789           211
  Foreign ..............................        916           415           310
                                           --------      --------      --------
                                           $ 37,339      $  5,840      $  1,785
                                           --------      --------      --------

Deferred
  Federal ..............................   $ 21,416      $ (4,082)     $     --
  State ................................      1,046        (1,459)           --
                                           --------      --------      --------
                                             22,462      $ (5,541)     $     --
                                           --------      --------      --------
Total income tax expense ...............   $ 59,801      $    299      $  1,785
                                           ========      ========      ========

The Company's foreign subsidiaries generated operating losses in 1997, 1996 and 1995 reflecting the costs of building a commercial infrastructure in Europe and the foreign subsidiaries' investment in the Company's research and development efforts.

Deferred tax assets (liabilities) are comprised of the following at December 31:

(in thousands)                                           1997           1996
                                                      ---------       --------

Tax credits ......................................    $ 32,273        $26,079
Loss carryforwards ...............................          --         17,006
Inventory and other reserves .....................       3,810          5,304
Other ............................................       5,297          4,510
                                                      --------        -------
Deferred tax assets ..............................      41,380         52,899
                                                      --------        -------

Depreciation and amortization ....................     (14,405)        (7,496)
                                                      --------        -------
Deferred tax liabilities .........................     (14,405)        (7,496)
                                                      --------        -------
                                                      $ 26,975        $45,403
                                                      ========        =======

During the third quarter of 1996, the Company determined that it was more likely than not that it would realize the benefits of its net deferred tax assets and therefore released the related valuation allowance. The reversal of the valuation allowance resulted in a realization of income tax benefits of approximately $23 million. The income tax benefit represented the balance of tax-loss carryforwards and tax credits that had not been recognized through the third quarter in 1996 and tax credits generated during the quarter. The reversal of the valuation allowance also resulted in an increase in additional paid-in capital of $38.6 million relating to deductions for non-qualified stock options.

A reconciliation between the amounts of reported income tax expense and the amounts computed using the U.S. federal statutory rate of 35% are as follows:

(in thousands)                                  1997         1996        1995
                                              --------    ---------    --------

Income tax expense at statutory rates .....   $52,115     $ 14,350     $ 2,606
States taxes, net of federal income
tax benefit ...............................     4,090          509         138
Foreign losses without tax benefit and
foreign rate differential .................     9,394        8,887       7,812
Current utilization of net operating
loss carryforwards, reversal of
valuation allowance, investment tax
and research and development credits ......    (5,700)     (23,000)     (9,485)
Other, net ................................       (98)        (447)        714
                                              -------     --------     -------
Reported income tax expense ...............   $59,801     $    299     $ 1,785
                                              =======     ========     =======

At December 31, 1997, the Company had tax credits of $32 million, most of which expire at various dates through 2010.

7.   RESEARCH COLLABORATIONS


The Company has several research programs and collaborations underway. In December 1997, the Company entered into a collaborative research, development and license agreement (the "Merck Agreement") with Merck & Co., Inc. ("Merck"). Merck paid a $15 million non-refundable license fee to Biogen for the transfer of technology, the rights granted and the research and development previously performed by Biogen. Under the Merck Agreement, Merck will have rights to develop and market small molecule VLA-4 inhibitors in all therapeutic areas other than certain small indications such as multiple sclerosis and kidney diseases and disorders, which Biogen will continue to work on itself. The Merck Agreement also provides for payments to be made by either party upon the achievement of certain development milestones by the other party. In addition, if a product is successfully developed by a party, the other party will receive royalties on sales of the product.

In June 1997, the Company purchased 100,000 shares of Series E Preferred Stock of CuraGen Corporation ("CuraGen") for $1 million. The Company accounts for this investment, which is included in other assets, using the cost method of accounting. In October 1997, the Company signed a research and option agreement (the "CuraGen Agreement") with CuraGen under which the Company and CuraGen will collaborate in the discovery of novel genes using CuraGen's functional genomics technologies. The Company has an option to acquire an exclusive license to certain discoveries arising out of the collaborative effort. Under the terms of the CuraGen Agreement, the Company has agreed to purchase CuraGen common stock totaling $5 million in the event of CuraGen's initial public offering and to establish a $10 million line of credit with a maximum drawdown limit of $5 million in the first year. The Company has also agreed to fund research activities of CuraGen related to the collaboration up to a maximum of $7.5 million over the next five years. At December 31, 1997, CuraGen had not completed an initial public offering and there were no borrowings outstanding under the line of credit.

In March 1997, the Company signed a research collaboration and license agreement (the "CVT Agreement") with CV Therapeutics, Inc. ("CVT") under which Biogen obtained rights to develop and market CVT's therapeutic CVT-124 for the treatment of edema associated with congestive heart failure. Under the terms of the CVT Agreement, the Company purchased approximately 670,000 shares of CVT common stock for $7 million and paid a one-time license fee of $5 million. In addition, pursuant to the terms of the CVT Agreement, the Company established a $12 million line of credit that CVT may use for operating purposes. The investment in CVT is classified as available-for-sale and is included in non current marketable securities. At December 31, 1997, the Company had advanced $3 million under the line of credit to CVT.

In December 1996, the Company signed a research collaboration and license agreement (the "CBM Agreement") with Creative BioMolecules, Inc. ("CBM") under which Biogen obtained rights to develop and market CBM's morphogenic protein, OP-1, for the treatment of renal disorders. Under the CBM Agreement, Biogen paid a license fee of $10 million, which was charged to research and development expense, and purchased 1.5 million shares of CBM common stock for $18 million. The payment for the common stock included a $1.2 million premium over the fair value of the common stock which was charged to research and development expense. The investment is classified as available-for-sale and is included in long term marketable securities. The Company also has agreed to fund research and development of a maximum of up to $10.5 million through 1999 of which $4 million was funded in 1997.

Effective July 1, 1996, the Company signed a collaborative research and commercialization agreement (the "Ontogeny Agreement") with Ontogeny, Inc. ("Ontogeny"), a private biotechnology company, for the development and commercialization of three specific hedgehog cell differentiation proteins. The Company purchased 400,000 shares of preferred stock of Ontogeny for $1 million and acquired certain exclusive, worldwide rights related to products based on the hedgehog proteins for most disease areas. The Company accounts for this investment, which is included in other assets, using the cost method of accounting. Under the Ontogeny Agreement, the Company committed to fund a total of $4 million of research and development work at Ontogeny through the end of the research phase. The Company has funded $3 million through December 31, 1997. In 1998, the Company has the option to proceed with commercialization of one or more of the hedgehog proteins. If the Company exercises its option, the Company will be committed to fund an additional $4 million of research at Ontogeny through mid 2001 and would be committed to additional funding of up to $23.8 million per hedgehog selected in a combination of license fees, additional equity investments, a line of credit, and potential milestone payments. The Company would also pay royalties if products are successfully developed.

In August 1995, the Company signed a collaborative research agreement (the "Genovo Agreement") for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. Under the Genovo Agreement, the Company acquired 380,000 shares of Genovo Series A Preferred stock for $4.5 million and acquired certain licensing rights. The Company accounts for this investment, which is included in other assets, using the equity method of accounting. The Company recorded its proportion of Genovo's net losses as research and development which totaled $7.7 million, $5.6 million and $1 million in 1997, 1996 and 1995, respectively. The Company has agreed to fund research and development costs to Genovo up to approximately $37 million, including the initial equity investment, over the life of the agreement, depending on achievement of scientific milestones. The Company has paid $18.1 million through December 31, 1997.

8.   COMMITMENTS AND CONTINGENCIES

The Company rents laboratory and office space and certain equipment under noncancellable operating leases. The rental expense under these leases, which terminate at various dates through 2012, amounted to $7.5 million in 1997, $6.6 million in 1996 and $5.1 million in 1995. The lease agreements contain various clauses for renewal at the option of the Company and, in certain cases, escalation clauses linked generally to rates of inflation. At December 31, 1997, minimum annual rental commitments under noncancellable leases were as follows:
(in thousands)

YEAR
1998 ...................................................   $ 8,131
1999 ...................................................     7,972
2000 ...................................................     7,052
2001 ...................................................     4,513
2002 ...................................................     4,544
Thereafter .............................................    17,276
                                                           -------

Total minimum lease payments ...........................   $49,488
                                                           =======

During the fourth quarter of 1994, a total of six class action lawsuits were initiated against the Company and several of its directors and officers. On March 3, 1995, these cases were consolidated into a single proceeding in the United States District Court for the District of Massachusetts. On January 23, 1996, in response to motions to dismiss the entire case filed by Biogen and the named officer and director defendants, the District Court issued a Memorandum and Order, dated January 22, 1996, dismissing most of the claims asserted in the plaintiffs Second Amended Complaint, including all claims against the Company's outside directors. The only two claims remaining in the case pertain to a statement concerning the results of the HIRULOG(R) TIMI-7 clinical trials in unstable angina. The Court did not reach a decision on the merits of these claims. On October 11, 1996, the Company filed a motion for summary judgment in the case. On September 4, 1997, the Court denied the motion but narrowed the plaintiffs class. A trial is scheduled for April 1998.

On July 3, 1996, Berlex Laboratories, Inc. ("Berlex") filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex's "McCormick" patent in the United States in the production of AVONEX(R). Berlex seeks a judgment granting it unspecified damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from alleged infringement. An unfavorable ruling in the Berlex suit could have a material adverse effect on the Company's results of operations and financial position. The Company believes that it has meritorious defenses to the Berlex claim; however, the ultimate outcome is not determinable at this time. Prior to the date of the suit filed by Berlex on the McCormick patent, Biogen had filed a suit against Schering AG ("Schering"), Berlex and the Board of Trustees of the Leland Stanford Jr. University ("Stanford") in the United States District Court for the District of Massachusetts for a declaratory judgment of non-infringement and invalidity of the McCormick patent contending that AVONEX(R), its manufacturing process and intermediates used in that process do not infringe the McCormick patent and that such patent is not valid. In November 1996, the U.S. District Court in Massachusetts ruled that it had jurisdiction and Berlex's New Jersey action was transferred to Massachusetts and consolidated for pre-trial purposes with the Massachusetts case. In February 1997, the U.S. District Court in Massachusetts dismissed Biogen's declaratory judgment action as to Schering without prejudice if such dismissal is later shown to result in an injustice to Biogen. Biogen and Stanford subsequently entered into an agreement voluntarily dismissing Stanford from the suit. The suit involving Berlex is still pending. A trial is not expected before the early part of 1999.

In June 1996, ASTA Medica Aktiengesselschaft ("ASTA") filed for arbitration against Biogen with the International Chamber of Commerce ("ICC") in Paris, France. In its complaint, ASTA alleges that Biogen's 1993 termination of a 1989 agreement licensing ASTA to market recombinant interferon beta in certain European territories was ineffective. The agreement at issue also included as a party Bioferon, a Biogen joint venture that declared bankruptcy in 1993. The ASTA complaint asks that an ICC panel declare that the 1989 license is still in force, and, in the alternative, seeks approximately $5 million in damages. The territories included in the 1989 license were Austria, Belgium, Denmark, Finland, France, Greece, Iceland, Ireland, Luxembourg, The Netherlands, Norway, Portugal, Sweden, Switzerland and the United Kingdom. Arbitration proceedings were held in late 1997 in Zurich under Swiss law. The parties expect a decision in the first half of 1998.

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

Shareholder Rights Plan

In 1989, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "right") for each share of common stock outstanding. Each right entitles the holder to purchase from the Company one two-hundredth of a share of $0.01 par value Series A junior participating preferred stock at a price of $34.00 per two-hundredth of a share, subject to certain adjustments. The rights are exercisable only if a person or group acquires 20% or more of the outstanding common stock of the Company or commences a tender offer which would result in the ownership of 20% or more of the outstanding common stock of the Company; or if 10% of the Company's common stock is acquired and the acquirer is determined by the Board of Directors to be an adverse person (as defined in the rights plan). Once a right becomes exercisable, the plan allows the Company's shareholders to purchase common stock at a substantial discount. Unless earlier redeemed, the rights expire on May 8, 1999. The Company is entitled to redeem the rights at $.005 per right, subject to adjustment for any future stock split, stock dividend or similar transaction.

As of December 31, 1997, the Company has authorized the issuance of 400,000 shares of Series A junior participating preferred stock for use in connection with the shareholder rights plan.

Share Option and Purchase Plans

The Company has several stock-based compensation plans. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for its plans. In 1996, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock Issued to Employees"("SFAS 123") for disclosure purposes only. The SFAS 123 disclosures include pro forma net income and earnings per share as if the fair value-based method of accounting had been used. Stock issued to non-employees is accounted for in accordance with SFAS 123. Included in compensation expense in 1997 was $271,000 related to stock based compensation plans. There were no such compensation costs in 1996 and 1995.

The Company has several plans and arrangements under which it may grant options to employees, Directors, Scientific Board members and consultants to purchase common stock. Option grants are typically made under the 1985 Non-Qualified Stock Option Plan and the 1987 Scientific Board Stock Option Plan (the "Plans"). Options under the Plans are granted at no less than 100% of the fair market value on the date of grant. Options generally become exercisable over various periods, typically 5 to 7 years for employees and 3 years for Directors and Scientific Board members and have a maximum term of 10 years. Activity under these plans is as follows (shares are in thousands):

                                      1997                     1996                    1995
                               -------------------      ------------------      -------------------
                                          Weighted                Weighted                 Weighted
                                           Average                 Average                  Average
                                          Exercise                Exercise                 Exercise
                               Shares       Price       Shares     Price        Shares      Price
                               -------    --------      -------   --------      -------    --------
Outstanding, Jan. 1..........  11,748      $20.77       11,772     $17.59       10,764      $14.71
 Granted.....................   1,556       37.65        1,935      34.46        2,465       25.81
 Exercised...................  (1,652)      14.08       (1,478)     12.89       (1,117)       7.13
 Canceled....................    (500)      24.39         (481)     20.92         (340)      21.38
                               ------      ------       ------     ------       ------      ------

Outstanding, Dec. 31           11,152       23.95       11,748      20.77       11,772       17.59
                               ======      ======       ======     ======       ======      ======

Options exercisable             5,208                    5,692                   5,925

Available for grant             1,135                    2,310                   3,764
Weighted average fair
 value of options granted                  $16.78                  $16.59                   $12.63

The table below summarizes options outstanding and exercisable at December 31, 1997 (shares are in thousands):

                            Options Outstanding                   Options Exercisable
                  ----------------------------------------     ------------------------
                                    Weighted
                                    Average       Weighted                     Weighted
                                   Remaining       Average                      Average
   Range of          Number       Contractual     Exercise        Number       Exercise
Exercise Price    Outstanding         Life          Price      Exercisable       Price
---------------------------------------------------------------------------------------

$ 0.00-$10.00           970           2.58         $ 7.59           759         $ 7.44

$10.01-$20.00         3,273           5.39          15.92         2,236          15.59

$20.01-$30.00         3,852           6.76          25.02         2,013          24.42

$30.01-$40.00         2,749           9.09          35.31           195          34.48

Over $40.00             308           9.10          46.09             5          40.86
                    -------                        ------         -----
  Total              11,152                        $23.95         5,208
                    =======                        ======         =====

The Company also has two employee stock purchase plans covering substantially all of its employees. The plans allow employees to purchase common stock at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under the plans are subject to certain limitations and may not exceed an aggregate of 560,000 shares during the term of the plans; no shares may be issued after December 31, 2007. Through December 31, 1997, 289,450 shares have been issued under the stock purchase plans.

Had compensation cost for the Company's 1997, 1996 and 1995 grants under the stock-based compensation plans been determined based on SFAS 123, the Company's pro forma net income, and pro forma diluted earnings per share for the years ending December 31, would be as follows (in thousands except per share data):

                                         1997         1996        1995
                                       -------      -------      ------
Pro forma net income                   $83,244      $36,679      $3,711

Pro forma diluted earnings per share   $  1.09      $  0.50      $ 0.05


The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                         1997           1996           1995
                                     -------------------------------------------
Expected dividend yield                   0%             0%              0%
Expected stock price volatility          36%             36%             40%
Risk-free interest rate              5.5% - 5.9%     5.5% - 5.9%     5.6% - 7.7%
Expected option term                  5.8 Years       6.3 Years       6.3 Years

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

Stock Repurchase Program

On October 6, 1997, the Company announced that its Board of Directors has authorized the repurchase of up to 2.5 million shares of its common stock. The repurchased stock will provide the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. Stock purchases may occur from time to time over the period ending two years from the date of the Board of Directors authorization. The stock repurchase program may be discontinued at any time. In 1997, the Company repurchased 200,000 shares of its common stock at a cost of $7.0 million.

To minimize the cost of the repurchase program, the Company sold put options and bought call options covering a large portion of the shares to be repurchased. At December 31, 1997, the Company had outstanding put options covering 2.3 million shares at $33.34 expiring at various dates from January 1998 through November 1998. The Company may elect to pay a net cash settlement or physical settlement, if the put options are exercised. Accordingly, the maximum potential repurchase option obligation of $76.7 million was reclassified from shareholders equity to put option. At December 31, 1997, the Company had call options outstanding which entitled the Company to buy 1.8 million shares of Biogen stock at prices ranging from $35.00 to $36.75 per share. The call options expire at various dates from January 1998 through November 1998. In the event the call options are exercised, the Company may elect to receive cash for the difference between the exercise price and the market price of the Company's shares, in lieu of repurchasing the stock. The premiums received from the sale of the put options offset in full the cost of the call options.



10.  GEOGRAPHIC DATA

Revenues, excluding interest, were derived in the following geographic areas for the years ended December 31:

(in thousands)                               1997         1996         1995
                                           --------     --------     --------

United States ..........................   $308,660     $131,756     $ 44,764
Japan ..................................     15,362       50,342       16,082
Europe .................................     68,164       62,459       60,523
Other ..................................     19,723       15,147       13,284
                                           --------     --------     --------

                                           $411,909     $259,704     $134,653
                                           ========     ========     ========


The Company received revenue from four unrelated parties in 1997 accounting for a total of 19%, 11%, 11% and 10% of total product and royalty revenues; three unrelated parties in 1996 accounting for 27%, 17% and 13% of total royalty revenues; and two unrelated parties in 1995 accounting for 40% and 39% of total royalty revenue.

11.  QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

                                             First      Second       Third      Fourth      Total
                                            Quarter     Quarter     Quarter     Quarter      Year
                                           --------    --------    --------    --------    --------
1997

Total revenues .........................   $99,738     $97,653     $106,201    $130,452    $434,044
Product revenue ........................    52,616      56,440       60,413      70,519     239,988
Royalties revenue ......................    42,215      36,007       40,200      53,499     171,921
Total expenses and taxes ...............    82,728      77,705       85,716      98,728     344,877
Net income .............................    17,010      19,948       20,485      31,724      89,167
Basic earnings per share ...............      0.23        0.27         0.28        0.43        1.21
Diluted earnings per share .............      0.22        0.26         0.27        0.42        1.17

1996

Total revenues .........................   $38,843     $45,401     $100,859    $ 91,987    $277,090
Product revenue ........................        --       6,125       27,517      44,560      78,202
Royalties revenue ......................    34,378      35,032       69,236      42,856     181,502
Total expenses and taxes ...............    42,501      54,494       55,807      83,758     236,560
Net income (loss) ......................    (3,658)     (9,093)      45,052       8,229      40,530
Basic earnings (loss) per share ........     (0.05)      (0.13)        0.64        0.11        0.57
Diluted earnings (loss) per share ......     (0.05)      (0.13)        0.60        0.11        0.55
---------------------------------------------------------------------------------------------------

EXHIBIT 15

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Biogen, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Biogen, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Boston, Massachusetts
January 13, 1998


                                                  EXHIBIT 13


SHAREHOLDER INFORMATION                                    without charge upon written request to the
BIOGEN, INC. AND SUBSIDIARIES                              Corporate Communications Department, Biogen, Inc.,
                                                           14 Cambridge Center, Cambridge, MA 02142

CORPORATE HEADQUARTERS:                                    TRANSFER AGENT:
Biogen, Inc.                                               For shareholder questions regarding lost
14 Cambridge Center                                        certificates, address changes and changes of
Cambridge, MA 02142                                        ownership or name in which the shares are held,
                                                           direct inquiries to:
Telephone: (617) 679-2000
Fax:       (617) 679-2617                                  State Street Bank and Trust Company
                                                           P.O. Box 8200
ANNUAL MEETING:                                            Boston, MA 02266-8200
Friday, June 19, 1998 at 10:00 a.m.                        Telephone:  (800) 426-5523
at the Company's offices at 12 Cambridge Center
All shareholders are welcome.                              INDEPENDENT ACCOUNTANTS:
                                                           Price Waterhouse LLP
MARKET FOR SECURITIES:                                     160 Federal Street
Biogen's securities are quoted on the                      Boston, MA 02110
NASDAQ National Market System.
Common stock symbol: BGEN                                  U.S. LEGAL COUNSEL:
                                                           Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
As of February 18, 1998, there were approximately          One Financial Center
2,770 holders of record of the Company's Common            Boston, MA 02111
Stock. The Company has not paid any cash dividends
on its Common Stock since its inception, and does          ANNUAL REPORT ANNOUNCEMENT
not intend to pay any dividends in the foreseeable         As a service to our shareholders and prospective
future. On November 15, 1996, the Company effected         investors, copies of Biogen news releases issued
a two-for-one stock split of its Common Stock. The         in the last 12 months are now available almost
quarterly high and low closing sales price                 immediately 24 hours a day, seven days a week on
(adjusted for all periods to reflect the stock             the Internet's World Wide Web at
split) of the Common Stock on the NASDAQ National          http://www.prnewswire.com and via automated fax by
Market System for 1997 and 1996 are as follows:            calling "Company News On Call" at 1 800 758-5804,
                                                           ext. 101550. Biogen news releases are usually
                     HIGH        LOW                       posted on both systems within one hour of being
                                                           issued and are available at no cost.
FISCAL 1997
First Quarter        51 7/8      37 3/8
Second Quarter       39 1/4      30                        THE BIOGEN LOGO IS A REGISTERED TRADEMARK OF
Third Quarter        41 3/16     31 7/8                    BIOGEN, INC. AVONEX(R) IS A TRADEMARK OF BIOGEN,
Fourth Quarter       37 5/16     31 5/8                    INC. HIRULOG(R) IS A REGISTERED TRADEMARK OF THE
                                                           MEDICINES COMPANY. INTRON(R) A IS A REGISTERED
FISCAL 1996                                                TRADEMARK OF SCHERING-PLOUGH CORPORATION.
First Quarter        38 1/4      28 3/4
Second Quarter       33 7/8      25 13/16
Third Quarter        38 1/16     26 3/8
Fourth Quarter       43          36 3/16

SEC FORM 10-K:
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available
