Form 10-K, Exhibit 13
period 1998-12-31
BIOGEN INC
filed 1999-03-24
CIK 714655

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


YEARS ENDED DECEMBER 31,                    1998           1997          1996         1995           1994

------------------------------------------------------------------------------------------------------------

Product sales                             $394,863      $239,988      $ 78,202      $     --       $     --
Royalty revenue                            162,724       171,921       181,502       134,653        140,433
Total revenues                             557,587       411,909       259,704       134,653        140,433
Total expenses                             366,948       285,787       234,541       138,245        125,847
Income (loss) before income taxes(a)       210,193       148,968        40,829         7,445         (1,907)
Net income (loss) (a)                      138,697        89,167        40,530         5,660         (4,897)
Diluted earnings (loss) per share             1.80          1.17          0.55          0.08          (0.07)
Cash, cash equivalents and short-
   term marketable securities              516,914       440,088       321,381       307,948        267,802
Total assets                               924,715       813,825       634,572       469,201        377,862
Long-term debt, less current
   portion                                  56,960        61,846        62,254        32,826             --
Shareholders' equity                       718,613       536,293       484,370       382,980        329,934
Shares used in calculating diluted
   earnings per share                       77,135        76,500        73,221        72,890         65,548




         (a) Net loss for the year ended December 31, 1994 includes a pre-tax charge of $25 million as a result of the Company's decision to discontinue its activities associated with the development of the Hirulog(R) thrombin inhibitor product. Net income for the year ended December 31, 1996 includes a tax benefit of approximately $23 million resulting from the reversal of a deferred tax asset valuation allowance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


OVERVIEW

Biogen, Inc. (the "Company" or "Biogen") is a biopharmaceutical company principally engaged in the business of developing, manufacturing and marketing drugs for human health care. The Company currently derives revenues from sales of AVONEX(R) (Interferon beta-1a) for the treatment of relapsing forms of multiple sclerosis ("MS"). The Company also derives revenue from royalties on worldwide sales by the Company's licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B vaccines and diagnostic products.

RESULTS OF OPERATIONS 1998 AS COMPARED TO 1997

REVENUES

Total revenues in 1998 were $557.6 million, as compared to $411.9 million in 1997, an increase of $145.7 million or approximately 35%.

Product sales in 1998 were $394.9 million as compared to $240 million in 1997, an increase of $154.9 million or approximately 65%. Product sales from AVONEX(R) represent approximately 71% of the Company's total revenues in 1998 as compared to 58% in 1997. AVONEX(R) sales outside of the United States were approximately $92 million in 1998 as compared to $19.1 million in 1997. The Company began selling AVONEX(R) in the United States in May 1996. In March 1997, the Company received regulatory approval to market AVONEX(R) in the fifteen member countries of the European Union ("EU"). By the end of 1997, AVONEX(R) had received reimbursement approval and was on the market in all of the EU countries. In April of 1998, the Company received approval and began marketing AVONEX(R) in Canada. The Company expects product sales as a percentage of total revenues to increase in the near term as the Company continues to market AVONEX(R) worldwide. The Company also expects sales from AVONEX(R) in Europe to increase as a percentage of total product sales. The Company, however, faces increasing competition worldwide. See "Outlook - Competition".

Revenues from royalties in 1998 were $162.7 million, a decrease of $9.2 million or 5% as compared to $171.9 million of royalty revenue in 1997. Included in royalty revenue in 1997 is a one-time non-refundable licensing payment of $15 million from Merck & Co., Inc. ("Merck"). Merck paid the $15 million license fee to Biogen for the transfer of technology, rights granted and the research and development previously performed by Biogen. Revenues from royalties represented approximately 29% of total revenues in 1998 as compared to 42% in 1997. In May 1998, the Company and Schering Corporation, a subsidiary of Schering-Plough, amended the terms of the license agreement under which Schering-Plough pays the Company royalties on worldwide sales of Schering-Plough's alpha interferon product, Intron(R) A. Under the terms of the amendment, Schering-Plough acquired the Biogen alpha interferon patent application which was the subject of a lawsuit filed by the Company against F. Hoffman-LaRoche, Inc. and Genentech Inc. related to an interference involving the Biogen patent application and a patent application jointly-owned by the two defendants. The lawsuit has since been settled. As consideration for the acquisition of the Biogen patent application, Schering-Plough agreed to pay certain sums on U.S. sales of alpha interferon products from July 2002 until the expiration of the alpha interferon patent expected to be issued to F. Hoffman-LaRoche, Inc. and Genentech Inc. as a result of the settlement. In the near term, the Company expects overall sales of licensee products and royalty revenues to fluctuate depending on changes in sales volumes for specific products, patent expirations, new licensing arrangements, if any, or other developments. For a discussion of some of the factors that may affect royalty revenues in the future, see "Outlook - Royalty Revenue" and see "Outlook - Patents and Other Proprietary Rights".

COSTS AND EXPENSES

Total expenses in 1998 were $366.9 million as compared to $285.8 million in 1997, an increase of approximately 28%.

Cost of sales in 1998 totaled $74.5 million, an increase of $24.3 million or 48% as compared to 1997. The increase in cost of sales was attributable to the higher sales volume of AVONEX(R). Included in cost of sales in 1998 and 1997 is $62.1 million and $37.1 million, respectively, from product sales and $12.4 million and $13.1 million, respectively, relating to royalty revenue. The Company expects that gross margins on royalty revenue will fluctuate in the future based on the impact of one-time royalty and milestone payments, and changes in sales volumes for specific products.

Research and development expenses in 1998 were $177.2 million, an increase of $31.7 million or 22% as compared to $145.5 million in 1997. The increase was primarily due to the costs associated with funding of collaboration agreements, an increase in clinical trial costs and an increase in the Company's other development efforts related to its ongoing research and development programs. The Company expects that, in the near and long-term, research and development expenses will increase as the Company expands its pipeline and related development efforts with respect to potential new product candidates and continues clinical trials and work on new formulations and delivery methods for AVONEX(R).

Selling, general and administrative expenses in 1998 were $115.2 million, an increase of $25.1 million or 28% as compared to 1997. This increase was primarily due to selling and marketing expenses related to the sale of AVONEX(R) and an increase in legal fees. The Company expects that selling, general, and administrative expenses will continue to increase in the near term as the Company continues to expand the sales and marketing organizations necessary to sell AVONEX(R) in existing and new markets.

OTHER INCOME, NET

Other income, net consists primarily of interest income, partially offset by interest and other financing expenses, and other non-operating income and expenses. Interest income increased $6.2 million from 1997 to 1998, which was offset by increases in financing related and other non-operating expenses. The increase in interest income is a result of increased funds invested. The Company expects interest income to vary based on changes in the amount of funds invested and fluctuations in interest rates.

INCOME TAXES

The Company's effective tax rate in 1998 was 34%. Income tax expense for 1998 varied from the amount computed at the U.S. federal statutory rates primarily due to the benefit of research and development and investment tax credits. The Company's effective tax rate outside the U.S. is lower than the U.S. tax rate, and the Company expects that the U.S. tax rate will decline as a percentage of its total tax rate as international sales increase.


RESULTS OF OPERATIONS 1997 AS COMPARED TO 1996

REVENUES

Total revenues in 1997 were $411.9 million, as compared to $259.7 million in 1996, an increase of approximately 59%.

Product sales in 1997 were $240 million as compared to $78.2 million in 1996, an increase of approximately 207%. AVONEX(R) sales outside of the United States were approximately $19.1 million in 1997 as compared to $593,000 in 1996.

Revenues from royalties in 1997 were $171.9 million, a decrease of $9.6 million or 5% as compared to $181.5 million of royalty revenue in 1996. Included in royalty revenue in 1997 was a one-time non-refundable licensing payment of $15 million from Merck paid under a collaborative research, development and license agreement (the "Merck Agreement"). Merck paid the $15 million license fee to Biogen for the transfer of technology, rights granted and the research and development previously performed by Biogen. Under the Merck Agreement, Merck will have rights to develop and market small molecule VLA-4 inhibitors in all therapeutic areas other than certain small indications such as multiple sclerosis and kidney diseases and disorders, which Biogen will continue to work on itself. The Merck Agreement also provides for payments to be made by either party upon the achievement of certain development milestones by the other party. In addition, if either party successfully develops a product, the other party will receive royalties on sales of the product. Included in royalty revenue in 1996 was a one-time royalty payment of $30 million for sales that occurred prior to 1996 received under a license agreement with Pharmacia & Upjohn A.B. ("Pharmacia & Upjohn"). Under the terms of this license agreement Biogen granted Pharmacia & Upjohn a sublicense under certain patents related to a proprietary protein secretion technology licensed exclusively to Biogen by Harvard University. Excluding the one-time payments from Merck in 1997 and Pharmacia & Upjohn in 1996, royalty revenue increased 3.6% from 1996 to 1997.

COSTS AND EXPENSES

Total expenses in 1997 were $285.8 million as compared to $234.5 million in 1996, an increase of approximately 22%.

Cost of sales in 1997 totaled $50.2 million, an increase of $21.7 million or 76% as compared to 1996. The increase was due to the higher sales volume of AVONEX(R). Included in cost of sales in 1997 and 1996 is $37.1 million and $11.4 million, respectively, from product sales and $13.1 million and $17.1 million, respectively, relating to royalty revenue. Gross margins for product sales remained flat at 85% in both 1997 and 1996. Cost of sales relating to royalty revenue for 1997 decreased $4 million, or approximately 23% as compared to 1996, due to a lower percentage of royalty revenue with associated royalty costs.

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

Selling, general and administrative expenses in 1997 were $90.1 million, an increase of $16.5 million or 22% as compared to 1996. The increase was primarily due to the selling and marketing expenses related to the sale of AVONEX(R), principally in support of the European launch.

OTHER INCOME, NET

Other income, net consists primarily of interest income, partially offset by interest and other financing expenses, and other non-operating income and expenses. The increase in other income, net from 1996 to 1997 of $7.2 million was primarily attributable to the increase interest income and other non-operating income partially offset by financing related expenses. The increase in interest income was attributable to increased funds invested and higher average yields.

INCOME TAXES

The Company's effective tax rate in 1997 was 40.1%. Income tax expense for 1997 varied from the amount computed at U.S. federal statutory rates primarily due to the benefit of research and development and investment tax credits offset by foreign losses for which the Company will receive no current tax benefit. During the third quarter of 1996, the Company determined it was more likely than not that it would realize the benefits of its net deferred tax assets, and reversed the related valuation allowance. The reversal of the valuation allowance resulted in a realization of income tax benefit of approximately $23 million and an increase in additional paid-in capital of $38.6 million that related to deductions for non-qualified stock options.

FINANCIAL CONDITION

At December 31, 1998, cash, cash equivalents and short-term marketable securities were $516.9 million compared with $440.1 million at December 31, 1997, an increase of $76.8 million. Working capital increased $86.9 million to $559.1 million. Net cash from operating activities for the year ended December 31, 1998 was $167.8 million compared with $97.6 million in 1997. Cash outflows during 1998 included investments in property and equipment and patents of $33.6 million and $5 million related to investments under collaborative agreements. Significant cash outflows from financing activities included $65.6 million for purchases of the Company's common stock under its stock repurchase program and $29.7 million for repayments on loans and note payable agreements with banks. Cash inflows included $41.2 million from common stock option exercises and related tax benefits and employee stock purchase plan activity.

In August 1995, the Company entered into a loan agreement with a bank for financing the construction of its biological manufacturing facility in North Carolina (the "Construction Loan"). During 1997, the Company completed construction of the facility and the funds advanced under the Construction Loan were converted to a floating rate ten-year term loan with principal and interest payable quarterly. As of December 31, 1998, the Company had $42.7 million outstanding under the Construction Loan. The loan is secured by the underlying building. The Company also entered an interest rate swap agreement with the same bank, fixing its interest rate on the Construction Loan at 7.75% during the remaining term of the loan with interest payable quarterly. As of December 31, 1998, the Company also had $19.2 million outstanding under a floating rate loan with a bank (the "Term Loan"). The Term Loan is secured by the Company's laboratory and office building in Cambridge, Massachusetts. The Company has fixed its interest rate on the Term Loan at 7.5% under the terms of a swap agreement. Terms of the Company's loan agreements include various covenants, including financial covenants which require the Company to maintain minimum net worth, cash flow and various financial ratios.

On February 22, 1999, the Company announced that its Board of Directors has authorized the repurchase of up to 4 million shares of the Company's common stock. The repurchased stock will provide the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. The stock purchases are expected to occur from time to time over a two year period and the program may be discontinued at any time. Under a previous stock repurchase program, the Company in 1998 repurchased
1.8 million shares of its common stock at a cost of $65.6 million and in 1997 repurchased 200,000 shares of its common stock at a cost of $7 million.

The Company has several research programs and collaborations underway. In December 1997, the Company entered into a collaborative research, development and license agreement with Merck. Merck paid a $15 million non-refundable license fee to Biogen for the transfer of technology, the rights granted and the research and development previously performed by Biogen. Under the Merck Agreement, Merck will have rights to develop and market small molecule VLA-4 inhibitors in all therapeutic areas other than certain small indications such as multiple sclerosis and kidney diseases and disorders, which Biogen will continue to work on itself. The Merck Agreement also provides for payments to be made to either party upon the achievement of certain development milestones by the other party. In addition, if a product is successfully developed by a party, the other party will receive royalties on sales of the product.

In October 1997, the Company signed a research and option agreement (the "CuraGen Agreement") with CuraGen Corporation ("CuraGen") under which the Company and CuraGen will collaborate in the discovery of novel genes using CuraGen's functional genomics technologies. The Company has also agreed to fund research activities of CuraGen related to the collaboration up to a maximum of $7.5 million over the next four years, and in return, has an option to acquire an exclusive license to certain discoveries arising out of the collaborative efforts. The Company provided $1.9 million in research and development funding in 1998. In March of 1998, under the terms of the CuraGen Agreement, the Company purchased approximately 435,000 shares of CuraGen common stock for a total of $5 million. Additionally, 100,000 shares of Series E Preferred Stock purchased by Biogen in 1997 for $1 million were automatically converted into 100,000 shares of CuraGen common stock. The investment is classified as available-for-sale and is included in long-term marketable securities as of December 31, 1998. In addition, pursuant to the terms of the agreement, the

Company has extended to CuraGen a $10 million line of credit. At December 31, 1998, there were no borrowings outstanding under the line of credit.

In March 1997, the Company signed a research collaboration and license agreement (the "CVT Agreement") with CV Therapeutics, Inc. ("CVT") under which Biogen obtained rights to develop and market CVT's therapeutic CVT-124, now known as BG9719, for the treatment of edema associated with congestive heart failure. Under the terms of the CVT Agreement, the Company purchased approximately 670,000 shares of CVT common stock for $7 million and paid a one-time license fee of $5 million, which was charged to research and development expense. The investment in CVT is classified as available-for-sale and is included in long-term marketable securities. In addition, pursuant to the terms of the CVT Agreement, the Company established a $12 million line of credit that CVT may use for operating purposes. At December 31, 1998, the Company had advanced $7.7 million under the line of credit to CVT.

In December 1996, the Company signed a research collaboration and license agreement (the "CBM Agreement") with Creative BioMolecules, Inc. ("CBM") under which Biogen obtained rights to develop and market CBM's morphogenic protein, OP-1, for the treatment of renal disorders. Under the CBM Agreement, Biogen paid a license fee of $10 million, which was charged to research and development expense, and purchased 1.5 million shares of CBM common stock for $18 million. The payment for the common stock included a $1.2 million premium over the fair value of the common stock which was charged to research and development expense. The investment is classified as available-for-sale and is included in long term marketable securities. In 1998, Biogen and CBM agreed to amend the CBM Agreement to return to CBM responsibility for the development of OP-1. Under the terms of the amendment, Biogen has the option, exercisable through the end of 1999, to resume responsibility for development of OP-1. If Biogen does not exercise its option, the CBM Agreement will terminate at the end of 1999. The Company provided $10 million in research and development funding and material purchases to CBM in 1998.

In July 1996, the Company signed a collaborative research and commercialization agreement (the "Ontogeny Agreement") with Ontogeny, Inc. ("Ontogeny"), a private biotechnology company, for the development and commercialization of three specific hedgehog cell proteins. Under the Ontogeny Agreement, the Company purchased 400,000 shares of preferred stock of Ontogeny for $1 million and acquired certain exclusive, worldwide rights related to products based on the hedgehog proteins for most disease areas. The Company accounts for its investment in Ontogeny, which is included in other assets, using the cost method of accounting. In November 1998, the Company extended and expanded its collaboration with Ontogeny and provided to Ontogeny a $4 million convertible loan. The Company provided $3.6 million of research funding to Ontogeny in 1998. The Company has agreed to fund up to an additional $8 million in research funding over the next three years. If the Company exercises its option to proceed with development and commercialization of a hedgehog protein, the Company would be committed to additional funding in the form of license fees, equity investments and lines of credit.

In August 1995, the Company signed a collaborative research agreement (the "Genovo Agreement") for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. Under the Genovo Agreement, the Company acquired 380,000 shares of Genovo Series A Preferred stock for $4.5 million and acquired certain licensing rights. The Company accounts for this investment, which is included in other assets, using the equity method of accounting. The Company recorded its proportion of Genovo's net losses as research and development, which totaled $9 million, $7.7 million, and $5.6 million in 1998, 1997 and 1996, respectively. At December 31, 1998, the Company had remaining funding commitments to Genovo of approximately $10 million.

On a quarterly basis, as of the end of the quarter, the Company determines whether a decline in fair value of a marketable security is other than temporary. Unrealized gains and losses on marketable securities are included in other comprehensive income in shareholders' equity, net of related tax effects. If a decline in the fair value of a marketable security below the Company's cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value with a charge to current earnings. The Company has concluded that all unrealized losses on marketable securities at December 31, 1998 are temporary in nature. The Company expects that the market value of such investments will recover to at least the Company's cost basis within a reasonable period of time. Should any portion of these unrealized losses subsequently be determined to be other than temporary, the Company would be required to record the related amount as a charge to current earnings. See Outlook-Stock Price.

The Company believes that existing funds and cash generated from operations are adequate to satisfy its working capital and capital expenditure requirements in the foreseeable future. However, the Company may raise additional capital to take advantage of favorable conditions in the market or in connection with the Company's development activities.

 LEGAL MATTERS

On July 3, 1996, Berlex Laboratories, Inc. ("Berlex") filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex's "McCormick" patent in the United States in the production of AVONEX(R) (Interferon beta-1a). In November 1996, Berlex's New Jersey action was transferred to the U.S. District Court in Massachusetts and consolidated for pre-trial purposes with a related declaratory judgement action previously filed by Biogen. On August 18, 1998 Berlex filed a second suit against Biogen alleging infringement by Biogen of a patent which was issued to Berlex in August 1998 and which is related to the McCormick patent. On September 23, 1998, the cases were consolidated for pre-trial and trial purposes. Berlex seeks a judgment granting it damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from the alleged infringement. An unfavorable ruling in the Berlex suit could have a material adverse effect on the Company's results of operations and financial position. The Company believes that it has meritorious defenses to the Berlex claim; however, the ultimate outcome is not determinable at this time. A trial is currently scheduled for the fall of 1999 but may be postponed.

On October 14, 1998 the Company filed an opposition with the Opposition
Division of the European Patent Office to oppose a European patent (the "Rentschler patent") issued to Dr. Rentschler Biotechnologie GmbH ("Rentschler") with certain claims regarding compositions of matter of beta interferon with specific regard to the structure of the glycosylated molecule. While Biogen believes that the patent will be revoked, if the patent were to be upheld and if Rentschler were to obtain, through legal proceedings, a determination that the Company's sale of Avonex(R) in Europe infringes a valid Rentschler patent, such result could have a material adverse effect on the company's results of operation and financial condition.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130") and Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 130 establishes standards for reporting comprehensive income and its components in the consolidated financial statements. SFAS 131 establishes standards for reporting information on operating segments in interim and annual financial statements. SFAS 130 and SFAS 131 require disclosure only and will have no impact on the Company's consolidated financial position or results of operations. The Company adopted SFAS 130 and SFAS 131 on January 1, 1998.

In February 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 132 "Employers Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 revises standards for disclosures of employers' pension and other post retirement benefit plans. SFAS 132 does not change the measurement or recognition of those plans. The Company adopted SFAS 132 on January 1, 1998. The adoption of SFAS 132 had no impact on the Company's consolidated financial position or results of operations.

In June 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters for all fiscal years beginning after June 15, 1999. The Company elected to adopt SFAS 133 in the fourth quarter of 1998. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. See Notes 1 and 2 to the Company's Consolidated Financial Statements.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities"
("SOP 98-5"). SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs, requiring those costs to be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. SOP 98-5 will have not have a material impact on the Company's consolidated financial position or results of operations.

OUTLOOK

SAFE HARBOR STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1996

In addition to historical information, this annual report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Reference is made in particular to forward-looking statements regarding the anticipated level of future product sales, royalty revenues, expenses and profits, statements regarding the timing of clinical trials and predictions as to the anticipated outcome of pending litigation and patent-related proceedings and the Company's expectations as to the value of its investments in certain marketable securities. These and all other forward-looking statements are made based on the Company's current belief as to the outcome and timing of such future events. Factors which could cause actual results to differ from the Company's expectations and which could negatively impact the Company's financial condition and results of operations are discussed below.

DEPENDENCE ON AVONEX(R) SALES

The Company's ability to sustain increases in revenues and profitability for the next several years will be primarily dependent on the level of revenues and profitability from AVONEX(R) sales. The Company's ability to sustain profitability from sales of AVONEX(R) will depend on a number of factors, including: continued market acceptance of AVONEX(R) worldwide; the Company's ability to maintain a high level of patient satisfaction with AVONEX(R); the nature of regulatory and pricing decisions related to AVONEX(R) worldwide; the extent to which AVONEX(R) receives reimbursement coverage; the impact of competitive products and the impact of adverse decisions in patent-related proceedings. The profitability from AVONEX(R) sales is also dependent on the successful resolution of the Berlex suit, which is described above under "Legal Matters".

COMPETITION

The Company faces increasing competition from other products for the treatment of relapsing forms of multiple sclerosis. AVONEX(R) competes with interferon beta-1b which is sold in the United States under the brand name Betaseron(R) by Berlex Laboratories, Inc., a United States affiliate of Schering AG, Germany ("Schering AG"), and is sold in Europe under the brand name Betaferon(R) by Schering AG. AVONEX(R) also faces competition from Copaxone(R) glatiramer acetate (also known as copolymer-1). In the United States Copaxone(R) is marketed by a partnership between Teva Pharmaceuticals and Hoechst Marion Roussel, Inc. In addition, in Europe and Canada, AVONEX(R) competes with Rebif(R), a recombinant interferon beta-1a product sold by Ares Serono S.A. ("Serono"). Serono is unable to sell Rebif(R) in the United States for relapsing multiple sclerosis because of the orphan drug status afforded to AVONEX(R) and Betaseron(R) for that indication. AVONEX(R) may also in the future face competition from off-label uses of drugs approved for other indications, and from new drugs in development. There can be no assurance that the Company will be able to sustain market share of AVONEX(R) in light of competition from other products for the treatment of multiple sclerosis.

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

In 1998, Schering-Plough received marketing clearance from the FDA for REBETRON(R) for the treatment of chronic hepatitis C. REBETRON(R) is a product containing Intron(R) A and REBETOL(R) (ribavirin, USP capsules). In late 1998, Biogen filed for arbitration against Schering-Plough in a dispute over the method used by Schering-Plough to determine the amount of royalties payable to Biogen on sales of REBETRON(R).

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

Biogen has granted an exclusive worldwide license to Schering-Plough Corporation under Biogen's alpha interferon patents, and receives royalties from Schering-Plough on sales of its Intron(R) A brand of alpha interferon. Schering-Plough's royalty obligation to Biogen on sales of alpha interferon products in Japan and in most European countries will terminate upon expiration of Biogen's Japanese and European alpha interferon patents in 2001. Biogen's existing U.S. alpha interferon patent expires in 2002, but in connection with the acquisition of a related Biogen patent application from Biogen, Schering-Plough has agreed to pay to Biogen certain sums on sales by Schering-Plough of alpha interferon products in the United States until the expiration of the alpha interferon patent expected to issue to F. Hoffman La Roche, Inc. and Genentech, Inc.

Biogen has licensed its recombinant hepatitis B antigen patent rights to manufacturers and marketers of hepatitis B vaccines and diagnostic test kits, and receives royalties on sales of the vaccines and test kits by its licensees. The obligation of SmithKline and Merck to pay royalties on sales of hepatitis B vaccines and the obligation of Biogen's other licensees under its hepatitis B patents to pay royalties on sales of diagnostic products will terminate upon expiration of Biogen's existing hepatitis B patents. Biogen's existing United States hepatitis B patents will expire in 2004. Biogen's European hepatitis B patents will expire at the end of 1999, except in those countries in which Biogen has or is able to obtain supplemental protection certificates. To date, Biogen has received supplemental protection certificates in France, Italy, Luxembourg, The Netherlands, Sweden, Switzerland and Ireland, and has a number of additional applications pending. The additional coverage afforded by supplemental protection certificates ranges from two to six years. There can be no assurance as to the extent of coverage available under the supplemental protection certificates, or that protection will be available in additional countries.

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

MARKET RISK

The Company has exposure to financial risk in several areas including changes in foreign exchange rates and interest rates. The Company attempts to minimize its exposures by using certain financial instruments, for purposes other than trading, in accordance with the Company's overall risk management guidelines. Further information regarding the Company's accounting policies for financial instruments and disclosures of financial instruments can be found in Notes 1, 2 and 3 to the Company's Consolidated Financial Statements.

FOREIGN EXCHANGE

The Company has operations in several European countries in connection with the sale of its product AVONEX(R). The Company also receives royalty revenues based on worldwide product sales by its licensees. As a result, the Company's financial position, results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the British pound, Euro, and Japanese yen).

The Company uses foreign currency forward contracts to manage foreign currency risk and does not engage in currency speculation. The Company uses these forward contracts to hedge certain transactions denominated in foreign currencies. A hypothetical adverse 10% movement in market rates of currencies on the net unhedged exposures would not have materially decreased 1998 net income.

INTEREST RATES

The Company is exposed to risk of interest rate fluctuations in connection with its variable rate long-term debt. The Term Loan requires annual principal payments of $1.7 million through 2004, with the balance due in 2005. The Construction Loan requires principal payments of $805,000 quarterly through 2006, with the balance due in 2007. At December 31, 1998, the carrying values of the Term Loan and the Construction Loan approximated fair value.

The Company has fixed its interest rates on the Term Loan and Construction Loan by entering swap agreements under which the Company exchanges the difference between 7.5% and 7.75%, respectively, and a floating rate. The notional principal balance on the swap agreements approximates the principal on the underlying debt agreements. The fair value of the swap agreements at December 31, 1998, representing the cash requirements of the Company to settle the agreements, was approximately $4.1 million. Terms of the Company's loan agreements include various covenants, including financial covenants which require the Company to maintain minimum net worth, cash flow and various financial ratios.

The fair value of the Company's marketable securities, long-term debt and interest rate swap agreements are subject to change as a result of potential changes in market interest rates. The potential change in fair value for interest rate sensitive instruments has been assessed on a hypothetical 100 basis point adverse movement across all maturities. The Company estimates that such hypothetical adverse 100 basis point movement would not have materially impacted net income.

STOCK PRICE

The stock prices of biotechnology companies are subject to significant fluctuations. The stock price may be affected by a number of factors including, but not limited to clinical trial results and other product development events, the outcome of litigation, the financial impact of changes in the value of investments, including investments in other biotechnology companies, the decisions relating to intellectual property rights and the entrance of competitive products into the market, changes in reimbursement policies or other practices related to the pharmaceutical industry or other industry and market changes or trends. In addition, if revenues or earnings in any quarter fail to meet the investment community's expectations, there could be an immediate adverse impact on the Company's stock price.

YEAR 2000 ISSUES

Year 2000 is the problem resulting from the use of a two-digit date field to identify the year in computer software. Consequently, computer programs may not accurately reflect the appropriate date, confusing "00" as the year 1900 rather than the year 2000. Year 2000 is a pervasive problem affecting many information technology systems and embedded technologies (e.g. microprocessors in communications systems) in all companies, in all industries. Failure by the Company or failure by third parties upon which the Company relies to effectively address Year 2000 issues could have a material adverse impact on the Company's financial position or results of operations.

The Company has developed a plan to address the Year 2000 issues. The plan is segregated into four phases:

1. Information Collection - Identify all Year 2000 risk areas and assign accountability.
2.  Assess Risk - Assign each item a category of risk:
    * Commercial Risk - Has a significant impact on sale, delivery and support of AVONEX(R) or a significant impact on the Company's financial position or results of operations.
    * Operational Risk - Has a significant impact on productivity but does not materially impact the Company's financial position or results of operations.
    *   Convenience Risk - Has a minor impact on productivity.
3. Remediate - Fix or replace, test and implement changes required for Year 2000 compliance.
4. Contingency Plan - Define procedures to be implemented should a disruption due to Year 2000 occur.

The Company has completed the first two phases of the project and has completed the testing and upgrading of all individual software applications and equipment that fall within the Commercial Risk category. Additionally, approximately 70% of the software applications and equipment in the Operational and Convenience Risk categories have been remediated. All of the Company's major software applications are purchased from major software vendors and the Company performs only minor customizations to those applications. The Company's major software providers have attested to Year 2000 compliance. The Company has reviewed its operations equipment for embedded technologies which may be Year 2000 susceptible and does not believe necessary modifications to be material.

The Company is communicating with its significant vendors and customers to determine the progress that those vendors and customers are making in remediating their own Year 2000 issues. The Company is requiring that significant vendors and customers certify those products and services to be Year 2000 compliant and in some cases is performing on-site reviews.

To date, Year 2000 costs have been immaterial and the Company believes that future costs will also be immaterial. The Company expects the remainder of the Year 2000 compliance program to be substantially complete by the third quarter of 1999.

The most reasonably likely worst case scenario, if significant Year 2000 issues arise, is that the Company would execute its contingency plans to produce, package, and deliver AVONEX(R), resulting in lower productivity. These contingency plans include producing and maintaining a sufficient level of inventory of AVONEX(R) in both bulk and packaged format, developing secondary sources of packaging and delivery, providing for manual and backup processes. Additionally, third parties from whom the Company receives royalty revenues could encounter difficulties in their efforts to produce and sell products which generate royalty revenue for the Company.


CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------------------


                                                           For the years ended December 31,
-------------------------------------------------------------------------------------------

 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
-------------------------------------------------------------------------------------------
                                                            1998        1997         1996
-------------------------------------------------------------------------------------------
  REVENUES:
        Product sales                                     $394,863    $239,988     $ 78,202
        Royalties                                          162,724     171,921      181,502
-------------------------------------------------------------------------------------------
        Total revenues                                     557,587     411,909      259,704
-------------------------------------------------------------------------------------------
  COSTS AND EXPENSES:
        Cost of sales                                       74,509      50,188       28,525
        Research and development                           177,228     145,501      132,384
        Selling, general and administrative                115,211      90,098       73,632
-------------------------------------------------------------------------------------------
        Total costs and expenses                           366,948     285,787      234,541
-------------------------------------------------------------------------------------------
  INCOME FROM OPERATIONS                                   190,639     126,122       25,163
  Other income, net                                         19,554      22,846       15,666
-------------------------------------------------------------------------------------------
  INCOME BEFORE INCOME TAXES                               210,193     148,968       40,829
  Income taxes                                              71,496      59,801          299
-------------------------------------------------------------------------------------------
  NET INCOME                                              $138,697    $ 89,167     $ 40,530
-------------------------------------------------------------------------------------------

  BASIC EARNINGS PER SHARE                                $   1.88    $   1.21     $   0.57
-------------------------------------------------------------------------------------------
  DILUTED EARNINGS PER SHARE                              $   1.80    $   1.17     $   0.55
-------------------------------------------------------------------------------------------

  SHARES USED IN CALCULATING:
        Basic earnings per share                            73,768      73,812       71,595
-------------------------------------------------------------------------------------------
        Diluted earnings per share                          77,135      76,500       73,221
-------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------



                                                                  As of December 31,
-------------------------------------------------------------------------------------


 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
-------------------------------------------------------------------------------------
                                                                  1998        1997
-------------------------------------------------------------------------------------
  ASSETS
  Current assets
        Cash and cash equivalents                              $  25,445    $ 70,358
        Marketable securities                                    491,469     369,730
        Accounts receivable, less allowances of
           $1,642 in 1998 and $1,645 in 1997                     101,281      86,802
        Deferred tax asset                                        26,584      37,203
        Other current assets                                      49,365      31,973
-------------------------------------------------------------------------------------
        Total current assets                                     694,144     596,066
-------------------------------------------------------------------------------------

Property and equipment, net                                      182,551     174,492
Patents, net                                                      15,869      14,935
Marketable securities                                             12,668      17,095
Other assets                                                      19,483      11,237
-------------------------------------------------------------------------------------
                                                               $ 924,715    $813,825
-------------------------------------------------------------------------------------

  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities
        Accounts payable                                       $  24,896    $ 15,820
        Note payable                                                  --      24,817
        Current portion of long-term debt                          4,888       4,888
        Accrued expenses and other                               105,305      78,358
-------------------------------------------------------------------------------------
        Total current liabilities                                135,089     123,883
-------------------------------------------------------------------------------------

  Long-term debt, less current portion                            56,960      61,846
  Other long-term liabilities                                     14,053      15,132
  Put options                                                         --      76,671
  Commitments and contigencies                                        --          --

  Shareholders' equity
        Common stock, par value $0.01 per share (110,000,000
           shares authorized; 74,149,391 shares issued)              741         741
        Additional paid-in capital                               538,847     516,880
        Retained earnings                                        213,507      25,327
        Accumulated other comprehensive income                   (13,165)     (2,270)
        Treasury stock, at cost, 579,931 shares in 1998 and
           125,534 shares in 1997                                (21,317)     (4,385)
-------------------------------------------------------------------------------------
        Total shareholders' equity                                718,613    536,293
-------------------------------------------------------------------------------------
                                                               $  924,715   $813,825
-------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)


For the years ended December 31,                                  1998           1997           1996
                                                               ----------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
      Net Income                                               $ 138,697      $  89,167      $  40,530
      Adjustments to reconcile net income to net
             cash provided from operating activities
      Depreciation and amortization                               24,590         19,296         15,264
      Other                                                         (888)         2,695            682
      Deferred income taxes                                        7,486         22,462         (5,541)
      Changes in:
          Accounts receivable                                    (14,479)       (43,850)       (23,340)
          Other current and other assets                         (25,638)        (8,643)        (7,727)
          Accounts payable, accrued expenses and
          other current and long-term liabilities                 38,077         16,505         22,413
                                                               ----------------------------------------
      Net cash flows from operating activities                   167,845         97,632         42,281
                                                               ----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchases of marketable securities                        (574,021)      (481,783)      (369,893)
      Proceeds from sales and maturities of
              marketable securities                              453,952        373,130        370,252
      Investment in collaborative partners                        (5,000)       (11,000)       (16,774)
      Acquisitions of property and equipment                     (29,049)       (28,896)       (62,030)
      Additions to patents                                        (4,562)        (6,654)        (3,606)
                                                               ----------------------------------------
      Net cash flows from investing activities                  (158,680)      (155,203)       (82,051)
                                                               ----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from note payable                                      --         24,817             --
      Repayments on note payable                                 (24,817)            --             --
      Proceeds from issuance of long-term debt                        --          4,545         33,444
      Repayments on long-term debt                                (4,886)        (4,082)        (1,666)
      Purchases of treasury stock                                (65,550)        (7,000)            --
      Issuance of common stock, and option
              exercises and related tax benefits                  41,175         47,617         24,254
                                                               ----------------------------------------
      Net cash flows from financing activities                   (54,078)        65,897         56,032
                                                               ----------------------------------------
Net increase (decrease) in cash and cash equivalents             (44,913)         8,326         16,262
Cash and cash equivalents, beginning of the year                  70,358         62,032         45,770
                                                               ----------------------------------------
Cash and cash equivalents, end of the year                     $  25,445      $  70,358      $  62,032
                                                               ========================================

SUPPLEMENTAL CASH FLOW DATA
      Cash paid during the year for:
              Interest                                         $   5,909      $   5,940      $   4,038
              Income taxes                                     $  35,828      $   3,783      $   1,516



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS)

                                                                                                        ACCUMULATED
                                                                ADDITIONAL                 RETAINED        OTHER         TOTAL
                                                       COMMON    PAID-IN      TREASURY     EARNINGS    COMPREHENSIVE  SHAREHOLDERS'
                                                       STOCK     CAPITAL       STOCK       (DEFICIT)       INCOME        EQUITY
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                              $710     $408,793     $     --     $(27,699)     $  1,176      $382,980


Net income                                                                                   40,530                      40,530
Unrealized losses on marketable securities, net
of tax                                                                                                     (1,988)       (1,988)
Translation adjustment                                                                                          3             3
                                                                                                                       --------
    Total comprehensive income                                                                                           38,545
                                                                                                                       --------

Exercise of options and related tax benefits              15       62,137                                                62,152
Issuance of common stock                                              693                                                   693

                                                        ------------------------------------------------------------------------
Balance, December 31, 1996                              $725     $471,623     $     --     $ 12,831      $   (809)     $484,370



Net income                                                                                   89,167                      89,167
Unrealized losses on marketable securities, net
of tax                                                                                                     (1,490)       (1,490)
Translation adjustment                                                                                         29            29

                                                                                                                       --------
     Total comprehensive income                                                                                          87,706
                                                                                                                       --------


Reclassification of put option obligation                                                   (76,671)                    (76,671)
Treasury stock purchased                                                        (7,000)                                  (7,000)
Exercise of options and related tax benefits              16       44,005        2,548                                   46,569
Issuance of common stock                                              981           67                                    1,048
Compensation expense related to stock options                         271                                                   271

                                                        ------------------------------------------------------------------------
Balance, December 31, 1997                              $741     $516,880     $ (4,385)    $ 25,327      $ (2,270)     $536,293


Net income                                                                                  138,697                     138,697
Unrealized losses on marketable securities, net
of tax                                                                                                     (7,072)       (7,072)
Unrealized losses on interest rate swaps                                                                   (4,132)       (4,132)
Translation adjustment                                                                                        309           309
                                                                                                                       --------
     Total comprehensive income                                                                                         127,802
                                                                                                                       --------


Exercise of options and related tax benefits                       19,745       48,618      (27,188)                     41,175
Reclassification of put option obligation                                                    76,671                      76,671
Treasury stock purchased                                                       (65,550)                                 (65,550)
Compensation expense related to stock options                       2,222                                                 2,222

                                                        ------------------------------------------------------------------------
Balance, December 31, 1998                              $741     $538,847     $(21,317)    $213,507      $(13,165)     $718,613
                                                        ========================================================================












See accompanying notes to consolidated financial statements.

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

TRANSLATION OF FOREIGN CURRENCIES

Adjustments resulting from the translation of the financial statements of the Company's foreign operations into U.S. dollars are excluded from the determination of net income and are accumulated in a separate component of shareholders' equity. Foreign exchange transaction gains and losses are included in the results of operations in other income, net. Foreign exchange gains totaled $2.5 million, $8.2 million and $1.9 million in 1998, 1997 and 1996, respectively.

CASH AND CASH EQUIVALENTS

The Company considers only those investments which are highly liquid, readily convertible to cash and which mature within three months from date of purchase to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined under the first-in/first-out ("FIFO") method and are included in other current assets. Included in inventory are raw materials used in the production of pre-clinical and clinical products which are expensed as research and development costs when consumed. The components of inventories for the periods ending December 31, are as follows:

(in thousands)                                           1998      1997
                                                       -------   -------

Raw materials                                          $ 4,878   $ 4,957
Work in process                                         17,585     8,132
Finished goods                                          13,402     9,870
                                                       -------   -------
                                                       $35,865   $22,959
                                                       =======   =======

MARKETABLE SECURITIES

The Company invests its excess cash balances in short-term marketable securities, principally corporate notes and government securities. The Company classifies these securities as "available for sale". All available for sale securities are recorded at fair market value and unrealized gains and losses are included in accumulated other comprehensive income in shareholders' equity, net of related tax effects. Realized gains and losses and declines in value, if any, judged to be other than temporary on available for sale securities are reported in other income or expense.

As part of its strategic product development efforts, the Company also invests in equity securities of certain biotechnology companies with which it has collaborative agreements. Such investments, which are included in long-term marketable securities and other assets, are classified as available for sale if a readily determinable market value exists. These investments are accounted for under the cost or equity method depending on the facts and circumstances of the investment and are reviewed regularly for impairment.

PROPERTY AND EQUIPMENT

Property and equipment is carried at cost and depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life or the term of the respective lease. Maintenance of computer systems, including maintenance to make software Year 2000 compliant, is expensed as incurred. The Company capitalizes certain incremental costs associated with the validation effort required for licensing by the FDA of a manufacturing facility for the production of a commercially approved drug. These costs include a partial allocation of direct labor and material. Buildings and equipment are depreciated over estimated useful lives ranging from 30 to 40 and 3 to 10 years, respectively.

PATENTS

The costs associated with successful patent defenses and patent applications are capitalized and amortized on a straight-line basis over estimated useful lives up to 15 years. Accumulated amortization of patent costs was $15.5 million and $11.8 million as of December 31, 1998 and 1997, respectively. The carrying value of patents is regularly reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from the patent are less than their carrying value.

DERIVATIVES AND HEDGING ACTIVITIES

On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS 133"). SFAS 133 is effective for all fiscal quarters for all fiscal years beginning after June 15, 1999. The Company elected to adopt SFAS 133 in the fourth quarter of 1998. All derivatives are recognized on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company assesses, both at its inception and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

COMPREHENSIVE INCOME

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", ("SFAS 130"). The Company adopted SFAS 130 on January 1, 1998. Under SFAS 130, the Company is required to display comprehensive income and its components as part of the Company's full set of financial statements. The measurement and presentation of net income did not change. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income, such as, translation adjustments, unrealized holding gains and losses on available-for-sale marketable securities and certain derivative instruments. The Consolidated Statements of Shareholders' Equity reflect comprehensive income for years ended December 31, 1998, 1997 and 1996.

SEGMENT INFORMATION

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", ("SFAS 131"). The Company adopted SFAS 131 on January 1, 1998. SFAS 131 establishes standards for reporting information on operating segments in interim and annual financial statements. SFAS 131 had no impact on the Company's consolidated financial position or results of operations.

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

Dilutive securities include outstanding options under the Company's stock option plans. Shares used in calculating basic and diluted earnings per share for the periods ending December 31, are as follows:

(in thousands)                          1998       1997       1996
                                       ------     ------     ------

Weighted average number of shares
      of common stock outstanding      73,768     73,812     71,595
Dilutive stock options                  3,367      2,688      1,626
                                       ------     ------     ------
Shares used in calculating diluted
     earnings per share                77,135     76,500     73,221
                                       ======     ======     ======

2.  FINANCIAL INSTRUMENTS

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

The average maturity of the Company's marketable securities as of December 31, 1998 and 1997 was 21 months and 16 months, respectively. Proceeds from maturities and other sales of marketable securities, which were primarily reinvested, for the years ended December 31, 1998, 1997 and 1996 were $454 million, $373.1 million and $370.3 million, respectively. The cost of securities sold is determined based on the specific identification method. Realized gains and (losses) on these sales for the years ended December 31, 1998, 1997 and 1996 were $645,000, $(510,000) and $(783,000), respectively.

The following is a summary of marketable securities:

                                               Unrealized         Amortized
(in thousands)                Fair Value    Gains      Losses       Cost
                              ----------    ------     -------    ---------

December 31, 1998:

U.S. Government securities     $259,411     $  627     $    57     $258,841
Corporate debt securities       232,058      3,810          --      228,248
                               --------------------------------------------
                               $491,469     $4,437     $    57     $487,089
                               ============================================
Marketable securities,
noncurrent                     $ 12,668     $   --     $16,192     $ 28,860
                               ============================================

December 31, 1997:

U.S. Government securities     $197,375     $  250     $   207     $197,332
Corporate debt securities       172,355      1,751          --      170,604
                               --------------------------------------------
                               $369,730     $2,001     $   207     $367,936
                               ============================================
Marketable securities,
noncurrent                     $ 17,095     $  228     $ 5,974     $ 22,841
                               ============================================

On a quarterly basis, as of the end of the quarter, the Company determines whether a decline in fair value of a marketable security is other than temporary. Unrealized gains and losses on marketable securities are included in other comprehensive income in shareholders' equity, net of related tax effects. If a decline in the fair value of a marketable security below the Company's cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value with a charge to current earnings. The Company has concluded that all unrealized losses on marketable securities at December 31, 1998 are temporary in nature. The Company expects that the market value of such investments will recover to at least the Company's cost basis within a reasonable period of time.

The Company uses swap agreements to mitigate the risk associated with its floating rate debt and records the differential to be paid or received as interest expense. The fair value of the swap agreements at December 31, 1998 and 1997, representing the cash requirements of the Company to settle the agreements, approximated $4.1 million and $2.1 million, respectively.

The Company has foreign currency forward contracts to hedge specific transactions denominated in foreign currencies. All foreign currency forward contracts have durations of ninety days to one year. These contracts are designated as cash flow hedges and accordingly, when effective, any unrealized gains or losses on these contracts are reported in other comprehensive income. Realized gains and losses for the effective portion are recognized with the underlying hedge transaction. The contract amount of the forwards outstanding at December 31, 1998 was $112.4 million with a fair value of approximately $111.6 million.

In 1998, the Company recorded an adjustment to other comprehensive income to recognize at fair value all derivatives that are designated as cash-flow hedging instruments. Additionally, the Company recognized $686,000 in other expense, for the ineffective portion of certain cash flow hedge transactions. The Company also recognized a $322,000 gain in product revenue and a $485,000 loss in royalty revenue for the settlement of certain cash flow hedge instruments during the period.

During 1997, to minimize the cost of the Company's stock repurchase program, the Company sold put options and purchased call options covering a large portion of the shares intended to be repurchased. There were no put or call options outstanding at December 31, 1998. The maximum potential repurchase obligation for put options outstanding at December 31, 1997 was $76.7 million. Below is a summary of the contract amounts, weighted average strike price and fair value of these instruments at December 31, 1997.

                           Contract Amount     Weighted Average     Fair Value
                            (in millions)        Strike Price      (in millions)
                           ---------------     ----------------    -------------
Put Options Sold               $76.7                $33.34           $(4.9)
Call Options Purchased          65.6                 36.42             7.9

3.  BORROWINGS

As of December 31, 1998, the Company had $19.2 million outstanding under a floating rate loan with a bank (the "Term Loan"). The Term Loan is secured by the Company's laboratory and office building in Cambridge, Massachusetts. The Term Loan provides for annual principal payments of $1.7 million in each of the years 1996 through 2004 with the balance due May 8, 2005. The Company also entered into an interest rate swap agreement, with the same bank, fixing its interest rate at 7.5% during the remaining term of the loan, payable semi-annually.

As of December 31, 1998, the Company had $42.7 million outstanding under a floating rate loan agreement with a bank for financing the construction of its biological manufacturing facility in North Carolina (the "Construction Loan"). The Construction Loan is secured by the facility. Payments of $805,000 are due quarterly through 2006 with the balance due in 2007. The Company also entered into an interest rate swap agreement, with the same bank, fixing its interest rate at 7.75% during the remaining term of the loan, payable quarterly.

The Term Loan and Construction Loan agreements include various covenants, including financial covenants, which require the Company to maintain minimum net worth, cash flow and various financial ratios. The Company's long-term debt obligations are carried at face value, which approximates fair market value.

Long-term debt at December 31, consists of the following:

(in thousands)                          1998          1997
------------------------------------  --------      --------

Term Loan due 2005                    $19,167       $20,834
Construction Loan due 2007             42,681        45,900
                                      --------      --------
                                       61,848        66,734
Current portion                        (4,888)       (4,888)
                                      ========      ========
                                      $56,960       $61,846
                                      ========      ========

During 1997, the Company entered into a $30 million variable rate multicurrency line of credit agreement with a bank. Under the line of credit, the Company could borrow or enter into commitments to borrow amounts in various currencies, at which time the exchange rate for these commitments was set. Any amounts outstanding were revalued using exchange rates at each balance sheet date. During 1998, the Company terminated the line of credit and at December 31, 1998 there were no obligations outstanding under this facility. At December 31, 1997 there was $24.8 million outstanding under this agreement.

4. CONSOLIDATED BALANCE SHEET DETAILS

Property and equipment:
December 31    (in thousands)                    1998           1997
                                               ---------      --------

Land                                           $   8,359      $  8,359
Buildings                                         87,190        83,565
Leasehold improvements                            52,602        49,795
Equipment                                        120,887        98,794
                                               ---------      --------
Total cost                                       269,038       240,513
Less accumulated depreciation                     86,487        66,021
                                               =========      ========
                                               $ 182,551      $174,492
                                               =========      ========

Depreciation expense was $21.4 million, $15.9 million and $12.7 million for 1998, 1997 and 1996, respectively. The Company capitalized interest costs of $685,000 and $1.7 million in 1997 and 1996, respectively with respect to qualifying construction projects. The Company did not capitalize any interest costs in 1998. The Company completed construction of its biological manufacturing facility in North Carolina in 1997. As of December 31, 1997, the Company had capitalized $65.5 million relating to the North Carolina facility.

Accrued expenses and other:

December 31 (in thousands)                    1998        1997
                                            --------    -------

Royalties and licensing fees                $ 23,029    $17,676
Income taxes                                  28,056     20,196
Other                                         54,220     40,486
                                            ========    =======
                                            $105,305    $78,358
                                            ========    =======

5. PENSIONS

In February 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits", ("SFAS 132"). SFAS 132 revises standards for disclosures of employers' pension and other post retirement benefit plans. SFAS 132 does not change the measurement or recognition of those plans.

The Company has a defined benefit pension plan which provides benefits to substantially all of its employees. The Company also has a supplemental retirement benefit plan which covers certain employees. The pension plans are noncontributory with benefit formulas based on employee earnings and credited years of service. The Company's funding policy for its pension plans is to contribute amounts deductible for federal income tax purposes. Funds contributed to the plans are invested in fixed income and equity securities.

The components of net periodic pension cost for each of the three years ended December 31 are summarized below:

(in thousands)                                       1998      1997      1996
                                                    ------    ------    ------

Service cost                                        $2,225    $1,873    $1,381
Interest cost                                        1,041       876       659
Expected return on plan assets                        (722)     (497)     (293)
Amortization of transition asset                       (21)      (21)      (21)
Amortization of prior service cost                      43        43        37
Amortization of net actuarial loss                      --        40        57
                                                    ------    ------    ------
Net pension cost                                    $2,566    $2,314    $1,820
                                                    ======    ======    ======

Reconciliations of projected benefit obligations, fair value of plan assets and the funded status of the plans as of December 31, are presented below:

Change in projected benefit obligation          (in thousands)       1998        1997
----------------------------------------------------------------   ---------   ---------

Net projected benefit obligation at the beginning of the year      $(12,727)   $ (9,466)
Service cost                                                         (2,225)     (1,873)
Interest cost                                                        (1,041)       (876)
Actuarial loss                                                         (341)       (845)
Gross benefits paid                                                     331         333
                                                                   --------    --------
Net projected benefit obligation at the end of the year             (16,003)    (12,727)
                                                                   --------    --------

Change in plan assets                           (in thousands)
----------------------------------------------------------------

Fair value of plan assets at the beginning of the year                8,393       5,579
Actual return on plan assets                                          2,142       1,416
Employer contributions                                                1,557       1,752
Gross benefits paid                                                    (213)       (216)
Administrative expenses                                                (106)       (138)
                                                                   --------    --------
Fair value of plan assets at the end of the year                     11,773       8,393
                                                                   --------    --------

Funded status at the end of the year            (in thousands)
----------------------------------------------------------------

Funded status at the end of the year                                 (4,230)     (4,334)
Unrecognized net actuarial (gain) loss                                 (173)        905
Unrecognized prior service cost                                         358         401
Unrecognized net transition asset                                         0         (21)
                                                                   --------    --------
Net amount recognized at the end of the year                       $ (4,045)   $ (3,049)
                                                                   ========    ========

Weighted average assumptions at the end of the year
----------------------------------------------------------------

Discount rate                                                          6.75%       7.25%
Expected return on plan assets                                         8.00%       8.00%
Rates of compensation increase                                         5.00%       5.00%

The Company has an unfunded supplemental retirement plan. As of December 31, 1998 and 1997 the projected benefit and the accumulated benefit obligations were $3.2 million and $2.3 million, and $3 million and $1.6 million, respectively.

6. INCOME TAXES

The components of income (loss) before income taxes and of income tax expense (benefit) for each of the three years ended December 31, are as follows:

(in thousands)                               1998        1997        1996
                                           --------    --------    --------

Income (loss) before income taxes:
Domestic                                   $200,181    $172,973    $ 65,250
Foreign                                      10,012     (24,005)    (24,421)
                                           --------    --------    --------
                                           $210,193    $148,968    $ 40,829
                                           ========    ========    ========
Income tax expense (benefit):
Current
    Federal                                $ 58,152    $ 33,688    $  4,636
    State                                     3,937       2,735         789
    Foreign                                     887         916         415
                                           --------    --------    --------
                                           $ 62,976    $ 37,339    $  5,840
                                           --------    --------    --------
Deferred
    Federal                                $  8,314    $ 21,416    $ (4,082)
    State                                       206       1,046      (1,459)
                                           --------    --------    --------
                                              8,520      22,462      (5,541)
                                           --------    --------    --------
Total income tax expense                   $ 71,496    $ 59,801    $    299
                                           ========    ========    ========

The Company's foreign subsidiaries generated operating losses in 1997 and 1996 reflecting the costs of building a commercial infrastructure in Europe and the foreign subsidiaries' investment in the Company's research and development efforts.

Deferred tax assets (liabilities) are comprised of the following at December 31:

(in thousands)                                               1998       1997
                                                            -------   --------

Tax credits                                                 $13,454   $ 32,273
Inventory and other reserves                                 10,762      3,810
Other                                                         2,368      5,297
                                                            -------   --------
Deferred tax assets                                          26,584     41,380
                                                            -------   --------

Depreciation and amortization                                (7,095)   (14,405)
                                                            -------   --------
Deferred tax liabilities                                     (7,095)   (14,405)
                                                            -------   --------
                                                            $19,489   $ 26,975
                                                            =======   ========

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

A reconciliation of the U.S. federal statutory tax rate to the effective tax rate for the periods ending December 31 is as follows:

                                                  1998       1997       1996
                                                  ----       ----      -----
Statutory rate                                    35.0%      35.0%      35.0%
State taxes                                        3.0        2.7        1.3
Foreign taxes                                       --        6.3       21.8
Credits, net operating loss utilization and
   release of valuation allowance                 (4.2)      (3.8)     (56.3)
Other                                              0.2       (0.1)      (1.1)
                                                  ----       ----      -----
Effective tax rate                                34.0%      40.1%       0.7%
                                                  ====       ====      =====

At December 31, 1998, the Company had tax credits of $13.5 million, most of which expire at various dates through 2013.

7. RESEARCH COLLABORATIONS

The Company has several research programs and collaborations underway. In December 1997, the Company entered into a collaborative research, development and license agreement (the "Merck Agreement") with Merck & Co., Inc.("Merck"). Merck paid a $15 million non-refundable license fee to Biogen for the transfer of technology, the rights granted and the research and development previously performed by Biogen. Under the Merck Agreement, Merck will have rights to develop and market small molecule VLA-4 inhibitors in all therapeutic areas other than certain small indications such as multiple sclerosis and kidney diseases and disorders, which Biogen will continue to work on itself. The Merck Agreement also provides for payments to be made to either party upon the achievement of certain development milestones by the other party. In addition, if a product is successfully developed by a party, the other party will receive royalties on sales of the product.

In October 1997, the Company signed a research and option agreement (the "CuraGen Agreement") with CuraGen Corporation ("CuraGen") under which the Company and CuraGen will collaborate in the discovery of novel genes using CuraGen's functional genomics technologies. The Company has also agreed to fund research activities of CuraGen related to the collaboration up to a maximum of $7.5 million over the next four years, and in return, has an option to acquire an exclusive license to certain discoveries arising out of the collaborative efforts. The Company provided $1.9 million in research and development funding in 1998. In March of 1998, under the terms of the CuraGen Agreement, the Company purchased approximately 435,000 shares of CuraGen common stock for a total of $5 million. Additionally, 100,000 shares of Series E Preferred Stock purchased by Biogen in 1997 for $1 million were automatically converted into 100,000 shares of CuraGen common stock. The investment is classified as available-for-sale and is included in long-term marketable securities. In addition, pursuant to the terms of the agreement, the Company has extended to CuraGen a $10 million line of credit. At December 31, 1998, there were no borrowings outstanding under the line of credit.

In March 1997, the Company signed a research collaboration and license agreement (the "CVT Agreement") with CV Therapeutics, Inc. ("CVT") under which Biogen obtained rights to develop and market CVT's therapeutic CVT-124, now known as BG9719, for the treatment of edema associated with congestive heart failure. Under the terms of the CVT Agreement, the Company purchased approximately 670,000 shares of CVT common stock for $7 million and paid a one-time license fee of $5 million, which was charged to research and development expense. The investment in CVT is classified as available-for-sale and is included in long-term marketable securities. In addition, pursuant to the terms of the CVT Agreement, the Company established a $12 million line of credit that CVT may use for operating purposes. At December 31, 1998, the Company had advanced $7.7 million under the line of credit to CVT.

In December 1996, the Company signed a research collaboration and license agreement (the "CBM Agreement") with Creative BioMolecules, Inc. ("CBM") under which Biogen obtained rights to develop and market CBM's morphogenic protein, OP-1, for the treatment of renal disorders. Under the CBM Agreement, Biogen paid a license fee of $10 million, which was charged to research and development expense, and purchased 1.5 million shares of CBM common stock for $18 million. The payment for the common stock included a $1.2 million premium over the fair value of the common stock which was charged to research and development expense. The investment is classified as available-for-sale and is included in long term marketable securities. In 1998, Biogen and CBM agreed to amend the CBM Agreement to return to CBM responsibility for the development of OP-1. Under the terms of the amendment, Biogen has the option, exercisable through the end of 1999, to resume responsibility for development of OP-1. If Biogen does not exercise its option, the CBM Agreement will terminate at the end of 1999. The Company provided $10 million in research and development funding and material purchases to CBM in 1998.

In July 1996, the Company signed a collaborative research and commercialization agreement (the "Ontogeny Agreement") with Ontogeny, Inc. ("Ontogeny"), a private biotechnology company, for the development and commercialization of three specific hedgehog cell proteins. Under the Ontogeny Agreement, the Company purchased 400,000 shares of preferred stock of Ontogeny for $1 million and acquired certain exclusive, worldwide rights related to products based on the hedgehog proteins for most disease areas. The Company accounts for its investment in Ontogeny, which is included in other assets, using the cost method of accounting. In November 1998, the Company extended and expanded its collaboration with Ontogeny and provided to Ontogeny a $4 million convertible loan. The Company provided $3.6 million of research funding to Ontogeny in 1998. The Company has agreed to fund up to an additional $8 million in research funding over the next three years. If the Company exercises its option to proceed with development and commercialization of a hedgehog protein, the Company would be committed to additional funding in the form of license fees, equity investments and lines of credit.

In August 1995, the Company signed a collaborative research agreement (the "Genovo Agreement") for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. Under the Genovo Agreement, the Company acquired 380,000 shares of Genovo Series A Preferred stock for $4.5 million and acquired certain licensing rights. The Company accounts for this investment, which is included in other assets, using the equity method of accounting. The Company recorded its proportion of Genovo's net losses as research and development, which totaled $9 million, $7.7 million, and $5.6 million in 1998, 1997 and 1996, respectively. At December 31, 1998, the Company had remaining funding commitments to Genovo of approximately $10 million.

8. COMMITMENTS AND CONTINGENCIES

The Company rents laboratory and office space and certain equipment under noncancellable operating leases. The rental expense under these leases, which terminate at various dates through 2012, amounted to $9.4 million in 1998, $7.5 million in 1997 and $6.6 million in 1996. The lease agreements contain various clauses for renewal at the option of the Company and, in certain cases, escalation clauses linked generally to rates of inflation. At December 31, 1998, minimum annual rental commitments under noncancellable leases were as follows:

     Year                                       (in thousands)
     ---------------------------------------------------------
     1999                                              $ 9,798
     2000                                                8,128
     2001                                                5,122
     2002                                                4,836
     2003                                                2,914
     Thereafter                                         14,260
                                                       -------
     Total minimum lease payments                      $45,058
                                                       =======

On July 3, 1996, Berlex Laboratories, Inc. ("Berlex") filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex's "McCormick" patent in the United States in the production of AVONEX(R) (Interferon beta-1a). In November 1996, Berlex's New Jersey action was transferred to the U.S. District Court in Massachusetts and consolidated for pre-trial purposes with a related declaratory judgement action previously filed by Biogen. On August 18, 1998 Berlex filed a second suit against Biogen alleging infringement by Biogen of a patent which was issued to Berlex in August 1998 and which is related to the McCormick patent. On September 23, 1998, the cases were consolidated for pre-trial and trial purposes. Berlex seeks a judgment granting it damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from the alleged infringement. An unfavorable ruling in the Berlex suit could have a material adverse effect on the Company's results of operations and financial position. The Company believes that it has meritorious defenses to the Berlex claim; however, the ultimate outcome is not determinable at this time. A trial is currently scheduled for the fall of 1999 but may be postponed.

On October 14, 1998 the Company filed an opposition with the Opposition Division of the European Patent Office to oppose a European patent (the "Rentschler patent") issued to Dr. Rentschler Biotechnologie GmbH ("Rentschler") with certain claims regarding compositions of matter of beta interferon with specific regard to the structure of the glycosylated molecule. While Biogen believes that the patent will be revoked, if the patent were to be upheld and if Rentschler were to obtain, through legal proceedings, a determination that the Company's sale of Avonex(R) in Europe infringes a valid Rentschler patent, such result could have a material adverse effect on the company's results of operation and financial condition.

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

As of December 31, 1998, the Company has authorized the issuance of 400,000 shares of Series A junior participating preferred stock for use in connection with the shareholder rights plan.

SHARE OPTION AND PURCHASE PLANS

The Company has several stock-based compensation plans. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for its plans. In 1996, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock Issued to Employees" ("SFAS 123") for disclosure purposes only. The SFAS 123 disclosures include pro forma net income and earnings per share as if the fair value-based method of accounting had been used. Stock issued to non-employees is accounted for in accordance with SFAS 123 and related interpretations. Included in compensation expense for the periods ending December 31, 1998 and 1997 were approximately $2.2 million and $271,000, respectively, related to stock based compensation plans. There were no such compensation costs in 1996.

The Company has several plans and arrangements under which it may grant options to employees, Directors and Scientific Board members to purchase common stock. Option grants are typically made under the 1985 Non-Qualified Stock Option Plan and the 1987 Scientific Board Stock Option Plan (the "Plans"). Options under the Plans are granted at no less than 100% of the fair market value on the date of grant. Options generally become exercisable over various periods, typically 5 to 7 years for employees and 3 years for Directors and Scientific Board members and have a maximum term of 10 years. Activity under these plans for the periods ending December 31, is as follows (shares are in thousands):

                                  1998                        1997                      1996
                            ---------------------     ---------------------     ---------------------
                                         Weighted                  Weighted                  Weighted
                                         Average                   Average                   Average
                                         Exercise                  Exercise                  Exercise
                            Shares        Price       Shares        Price       Shares        Price
                            -------      --------     -------      --------     -------      --------
Outstanding, Jan. 1         11,152        $23.95      11,748        $20.77      11,772        $17.59
Granted                      1,809         67.75       1,556         37.65       1,935         34.46
Exercised                   (1,306)        15.29      (1,652)        14.08      (1,478)        12.89
Canceled                      (467)        26.65        (500)        24.39        (481)        20.92
                            ------        ------      ------        ------      ------        ------
Outstanding, Dec. 31        11,188        $31.93      11,152        $23.95      11,748        $20.77
                            ======        ======      ======        ======      ======        ======

Options exercisable          5,499                     5,208                     5,692
Available for grant          1,912                     1,135                     2,310
Weighted average fair
    value of options
     granted                              $29.25                    $16.78                    $16.59

The table below summarizes options outstanding and exercisable at December 31, 1998 (shares are in thousands):

                                          Options Outstanding               Options Exercisable
                               ---------------------------------------    -----------------------
                                                Weighted
                                                 Average      Weighted                   Weighted
                                                Remaining      Average                   Average
Range of                          Number       Contractual    Exercise       Number      Exercise
Exercise Price                 Outstanding        Life         Price      Exercisable     Price
---------------------------    -----------     -----------    --------    -----------    --------

$0.00-$10.00                         467           2.15        $ 8.50          394        $ 8.27
$10.01-$20.00                      2,680           4.49         16.00        2,080         15.84
$20.01-$30.00                      3,550           5.71         25.07        2,258         24.64
$30.01-$40.00                      2,565           8.07         35.37          675         35.13
$40.01-$50.00                        584           8.67         45.68           32         45.34
$50.01-$60.00                        116           9.60         52.56           --            --
$60.01-$70.00                        106           9.74         64.79           --            --
$70.01-$80.00                         38           9.85         75.79           --            --
Over $80.00                        1,082           9.95         81.47           60         81.47
                                  ------                       ------        -----
Total                             11,188                       $31.93        5,499
                                  ======                       ======        =====

The Company also has two employee stock purchase plans covering substantially all of its employees. The plans allow employees to purchase common stock at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under the plans are subject to certain limitations and may not exceed an aggregate of 560,000 shares during the term of the plans; no shares may be issued after December 31, 2007. Through December 31, 1998, 322,673 shares have been issued under the stock purchase plans.

If compensation cost for the Company's 1998, 1997 and 1996 grants under the stock-based compensation plans had been determined based on SFAS 123, the Company's pro forma net income, and pro forma diluted earnings per share for the years ending December 31, would have been as follows (in thousands except per share data):

                                              1998       1997       1996
                                           --------    -------    -------
Pro forma net income                       $122,342    $83,244    $36,679
Pro forma diluted earnings per share       $   1.59    $  1.09    $  0.50

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                             1998          1997          1996
                                             ----       --------       --------

Expected dividend yield                        0%             0%             0%
Expected stock price volatility               36%            36%            36%
Risk-free interest rate                      5.5%       5.5-5.9%       5.5-5.9%
Expected option term in years                5.6            5.8            6.3

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 did not apply to awards prior to 1995, and additional awards in future years are anticipated.

STOCK REPURCHASE PROGRAM

On October 6, 1997, the Company announced that its Board of Directors had authorized the repurchase of up to 2.5 million shares of the Company's common stock. The repurchased stock provides the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. The stock purchases occurred from time to time. In 1998, the Company repurchased 1.8 million shares of its common stock at a cost of $65.6 million. In 1997, the Company repurchased 200,000 shares of its common stock at a cost of $7 million.

During 1997, to minimize the cost of the Company's stock repurchase program, the Company sold put options and purchased call options covering a large portion of the shares intended to be repurchased. There were no put or call options outstanding at December 31, 1998. The maximum potential repurchase obligation for put options outstanding at December 31, 1997 was $76.7 million.

10.  SEGMENT INFORMATION

The Company operates in one segment, which is the business of developing, manufacturing and marketing drugs for human health care. The Company currently derives product revenues from sales of AVONEX(R) (Interferon beta-1a) for the treatment of relapsing forms of multiple sclerosis. The Company also derives revenue from royalties on worldwide sales by the Company's licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B vaccines and diagnostic products. The Company's geographic information is as follows (in thousands):

December 31, 1998:                     US       EUROPE        ASIA     OTHER       TOTAL
---------------------------------   --------    -------     -------    ------    --------
Product revenue from external
    customers                       $303,591    $91,237     $    --    $   35    $394,863
Royalty revenue from external
    customers                        108,177     37,573      13,940     3,034     162,724
Long-lived assets                    213,053     15,912          --       105     229,070

December 31, 1997:                     US       EUROPE        ASIA      OTHER       TOTAL
---------------------------------   --------    -------     -------    -------    --------
Product revenue from external
    customers                       $220,385    $17,885     $    --    $ 1,718    $239,988
Royalty revenue from external
    customers                         88,424     50,279      15,362     17,856     171,921
Long-lived assets                    204,800     11,888          --         --     216,688

December 31, 1996:                     US       EUROPE        ASIA      OTHER       TOTAL
---------------------------------   --------    -------     -------    -------    --------
Product revenue from external
    customers                       $ 77,945    $   257     $    --         --    $ 78,202
Royalty revenue from external
    customers                         53,813     62,200      50,342     15,147     181,502
Long-lived assets                    195,958      1,430          --         --     197,388

The Company received revenue from five unrelated parties in 1998 accounting for a total of 16%, 13%, 11%, 11% and 10% of total product and royalty revenue. The Company received revenue from four unrelated parties in 1997 accounting for a total of 19%, 11%, 11% and 10% of total product and royalty revenue. The Company received revenue from three unrelated parties in 1996 accounting for 27%, 17% and 13% of total product and royalty revenue.

11.  QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

                                    First    Second        Third      Fourth        Total
                                   Quarter   Quarter      Quarter     Quarter        Year
1998
Total revenues                     $114,472  $128,812     $145,904    $168,399    $557,587
Product revenue                      76,100    87,073      107,492     124,198     394,863
Royalties revenue                    38,372    41,739       38,412      44,201     162,724
Total expenses and taxes             93,623   103,602      114,024     127,195     438,444
Other income, net                     6,922     6,239        5,685         708      19,554
Net income                           27,771    31,449       37,565      41,912     138,697
Basic earnings per share               0.38      0.43         0.51        0.57        1.88
Diluted earnings per share             0.36      0.41         0.49        0.54        1.80

1997
Total revenues                      $94,831    92,447     $100,613    $124,018    $411,909
Product revenue                      52,616    56,440       60,413      70,519     239,988
Royalties revenue                    42,215    36,007       40,200      53,499     171,921
Total expenses and taxes             82,394    77,895       85,787      99,512     345,588
Other income, net                     4,573     5,396        5,659       7,218      22,846
Net income                           17,010    19,948       20,485      31,724      89,167
Basic earnings per share               0.23      0.27         0.28        0.43        1.21
Diluted earnings per share             0.22      0.26         0.27        0.42        1.17

                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and
Shareholders of Biogen, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Biogen, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP

Boston, Massachusetts
January 14, 1999

SHAREHOLDER INFORMATION
BIOGEN, INC. AND SUBSIDIARIES


CORPORATE HEADQUARTERS:
Biogen, Inc.
14 Cambridge Center
Cambridge, MA 02142

Telephone:        (617) 679-2000
Fax:              (617) 679-2617

ANNUAL MEETING:
Friday, June 11, 1999 at 10:00 a.m.
at the Company's offices at 12 Cambridge Center
All shareholders are welcome.

MARKET FOR SECURITIES:
Biogen's securities are quoted on the
NASDAQ National Market System.
Common stock symbol: BGEN

As of March 15, 1999, there were approximately 2,579 holders of record of the Company's Common Stock. The Company has not paid any cash dividends on its Common Stock since its inception, and does not intend to pay any dividends in the foreseeable future. The quarterly high and low closing sales price of the Company's Common Stock on the NASDAQ National Market System for 1998 and 1997 are as follows:


                           HIGH             LOW

FISCAL 1998
First Quarter              49 11/16         33 1/4
Second Quarter             49 11/16         41 1/16
Third Quarter              68               46 1/4
Fourth Quarter             86 7/8           62

FISCAL 1997
First Quarter              51 7/8           37 3/8
Second Quarter             39 1/4           30
Third Quarter              41 3/16          31 7/8
Fourth Quarter             37 5/16          31 5/8


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

State Street Bank and Trust Company
P.O. Box 8200
Boston, MA 02266-8200
Telephone:  (800) 426-5523

INDEPENDENT ACCOUNTANTS:
PricewaterhouseCoopers LLP
160 Federal Street
Boston, MA 02110

U.S. LEGAL COUNSEL:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111

NEWS RELEASES
As a service to our shareholders and prospective investors, copies of Biogen news releases issued in the last 12 months are now available almost immediately 24 hours a day, seven days a week on the Internet's World Wide Web at http://www.prnewswire.com and via automated fax by calling "Company News On Call" at 1 800 758-5804, ext. 101550. Biogen news releases are usually posted on both systems within one hour of being issued and are available at no cost.


THE BIOGEN LOGO IS A REGISTERED TRADEMARK OF BIOGEN, INC. AVONEX(R) IS A REGISTERED TRADEMARK OF BIOGEN, INC. HIRULOG(R) IS A REGISTERED TRADEMARK OF THE MEDICINES COMPANY. INTRON(R) A IS A REGISTERED TRADEMARK OF SCHERING-PLOUGH CORPORATION.