Form 10-K, Exhibit 13
period 1999-12-31
BIOGEN INC
filed 2000-03-29
CIK 714655

FINANCIALS

Biogen, Inc. and Subsidiaries






                20    Selected Financial Data
                21    Management's Discussion and Analysis of Financial
                        Condition and Results of Operations
                32    Consolidated Statements of Income
                33    Consolidated Balance Sheets
                34    Consolidated Statements of Cash Flows
                35    Consolidated Statements of Shareholders' Equity
                36    Notes to Consolidated Financial Statements
                52    Report of Independent Accountants
                53    Senior Executives and Board Members
                54    Shareholder Information

SELECTED FINANCIAL DATA

Biogen, Inc. and Subsidiaries



(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


YEARS ENDED DECEMBER 31,                       1999             1998           1997            1996             1995
------------------------------------------------------------------------------------------------------------------------
Product revenue                            $    620,636    $    394,863   $    239,988    $       78,202    $         --
Royalty revenue                                 173,799         162,724        171,921           181,502         134,653
Total revenues                                  794,435         557,587        411,909           259,704         134,653
Total costs and expenses                        478,184         366,948        285,787           234,541         138,245
Income before income taxes                      329,016         210,193        148,968            40,829           7,445
Net income                                      220,450         138,697         89,167            40,530           5,660
Diluted earnings per share                         1.40            0.90           0.58              0.28            0.04
Cash, cash equivalents and short-
   term marketable securities                   654,539         516,914        440,088           321,381         307,948
Total assets                                  1,277,973         924,715        813,825           634,572         469,201
Long-term debt, less current
   portion                                       52,073          56,960         61,846            62,254          32,826
Shareholders' equity                            979,530         718,613        536,293           484,370         382,980
Shares used in calculating diluted
   earnings per share                           157,788         154,270        152,999           146,442         145,780

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


OVERVIEW

Biogen, Inc. (the "Company" or "Biogen") is a biopharmaceutical company principally engaged in the business of developing, manufacturing and marketing drugs for human health care. The Company currently derives revenues from sales of its AVONEX(R) (Interferon beta-1a) product for the treatment of relapsing forms of multiple sclerosis ("MS"). The Company also derives revenue from royalties on worldwide sales by the Company's licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B vaccines and diagnostic products.

RESULTS OF OPERATIONS 1999 AS COMPARED TO 1998

REVENUES

Total revenues in 1999 were $794.4 million, as compared to $557.6 million in 1998, an increase of $236.8 million or approximately 42%.

Product sales in 1999 were $620.6 million as compared to $394.9 million in 1998, an increase of $225.7 million or approximately 57%. Product sales from AVONEX(R) represent approximately 78% of the Company's total revenues in 1999 as compared to 71% in 1998. The growth in 1999 was primarily attributable to an increase in the sales volume of AVONEX(R) in the United States and in the fifteen member countries of the European Union ("EU"). AVONEX(R) sales outside of the United States were approximately $178.4 million in 1999 as compared to $92 million in 1998.

Revenues from royalties in 1999 were $173.8 million, an increase of $11.1 million or approximately 7% as compared to $162.7 million of royalty revenue in 1998. Revenues from royalties represented approximately 22% of total revenues in 1999 as compared to 29% in 1998. The increase in royalty revenues in 1999 over the comparable period in 1998 is primarily the result of royalties received on increased sales of alpha interferon.

The Company expects product sales as a percentage of total revenues to continue to increase in the near term as the Company continues to market AVONEX(R) worldwide, and expects sales from AVONEX(R) outside the United States to continue to increase as a percentage of total product sales. The Company, however, expects to face increasing competition in the MS marketplace from existing and new MS treatments that may impact sales of AVONEX(R). Commencing in 2000, the Company expects to experience declining royalty revenues as a result of patent expirations. In 2000, the Company expects the decline in royalty revenues to be partially offset by increasing overall sales of licensed products. In addition, sales levels of products sold by the Company's licensees may also fluctuate from quarter to quarter due to the timing and extent of major events such as new indication approvals or government sponsored programs. For a discussion of some of the factors that may affect royalty revenues in the future, see "Outlook - Competition", "Outlook - Royalty Revenue" and "Outlook - Patents and Other Proprietary Rights".

COSTS AND EXPENSES

Total costs and expenses in 1999 were $478.2 million as compared to $366.9 million in 1998, an increase of approximately 30%.

Cost of revenues in 1999 totaled $111 million, an increase of $36.5 million or 49% as compared to 1998. The increase in cost of revenues was attributable to the higher sales volume of AVONEX(R). Included in cost of revenues in 1999 and 1998 is $96.9 million and $62.1 million, respectively, from product sales and $14.1 million and $12.4 million, respectively, relating to royalty revenue. Gross margins on product sales remained constant at approximately 84% for the period ended December 31, 1999 compared to the same period in 1998. Gross margins on royalty revenue remained constant at approximately 92% for the period ended December 31, 1999 compared to the same period in 1998. The Company expects that gross margins on royalty revenue will fluctuate in the future based on changes in sales volumes for specific products.

Research and development expenses in 1999 were $221.2 million, an increase of $44 million or 25% as compared to $177.2 million in 1998. The increase was primarily due to an increase in clinical trial costs, the costs associated with an increase in the Company's other development efforts related to its ongoing research and development programs and the funding of collaboration agreements. The Company expects that, in the near and long-term, research and development expenses will increase as the Company continues to expand its development efforts with respect to new products, conducts clinical trials of these products and continues work on new formulations and delivery methods for AVONEX(R).

Selling, general and administrative expenses in 1999 were $146 million, an increase of $30.8 million or 27% as compared to 1998. This increase was primarily due to an increase in selling and marketing expenses related to the sale of AVONEX(R). The Company expects that selling, general and administrative expenses will continue to increase in the near term as the Company continues to expand its sales and marketing organizations necessary to sell AVONEX(R) worldwide.

OTHER INCOME, NET

Other income, net consists primarily of interest income, partially offset by interest expenses and other non-operating income and expenses. Other income, net in 1999 was $12.8 million as compared to $19.6 million in 1998, a decrease of $6.8 million or approximately 35%. Interest income in 1999 was $35.4 million compared $28.3 million in 1998, an increase of $7.1 million or 25% due to an increase in funds invested. Interest expense decreased $1.3 million or 22% in 1999 from 1998. Other expense increased by $15.2 million in 1999 from 1998, due primarily to a $15 million write-down related to certain non-current marketable securities in the second quarter of 1999. The Company expects interest income to vary based on changes in the amount of funds invested and fluctuations in interest rates.

As part of its strategic product development efforts, the Company invests in equity securities of certain biotechnology companies with which it has collaborative agreements. In December of 1996, Biogen purchased approximately
1.5 million shares of Creative BioMolecules, Inc. common stock for $18 million. In March of 1997, Biogen purchased approximately 670,000 shares of CV Therapeutics, Inc. common stock for $7 million. In March of 1998, the Company purchased approximately 435,000 shares of CuraGen common stock for $5 million and converted 100,000 shares of CuraGen Series E Preferred Stock valued at $1 million to CuraGen common stock. Each of these small emerging companies is principally engaged in researching, developing or manufacturing drugs for human health care.

As a matter of policy, Biogen determines on a quarterly basis whether a decline in the fair value of a marketable security is other than temporary. Unrealized gains and losses on marketable securities are included in other comprehensive income in shareholders' equity, net of related tax effects. If a decline in the fair value of a marketable security below the Company's cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value with a charge to current earnings.

Up through and including the assessment at June 30, 1999, the Company concluded that substantial evidence existed suggesting that the value of the investments described above would recover to at least the Company's purchase price. Such evidence included the prospects for favorable clinical trial results, new product initiatives and new collaborative agreements. However, given the lack of any substantial price recovery during the quarter ended June 30, 1999, and the amount of time elapsed since the decline in value began, the Company concluded that it had become unclear over what period such price recovery would take place. As a result, it was determined that the positive evidence suggesting that the investments would recover to at least the Company's purchase price was not sufficient to overcome the presumption that the current market price of the investments was the best indicator of value at June 30, 1999. Accordingly, the related unrealized losses of approximately $15 million were recognized as other expense in the second quarter of 1999.

INCOME TAXES

The Company's effective tax rate in 1999 was 33%. Income tax expense for 1999 varied from the amount computed at the U.S. federal statutory rates primarily due to increased European sales and to the utilization of research and development tax credits. The Company's effective tax rate outside the U.S. is lower than the U.S. tax rate, and the Company expects that the U.S. tax rate will decline as a percentage of its total tax rate as international sales increase.

RESULTS OF OPERATIONS 1998 AS COMPARED TO 1997

REVENUES

Total revenues in 1998 were $557.6 million, as compared to $411.9 million in 1997, an increase of $145.7 million or approximately 35%.

Product sales in 1998 were $394.9 million as compared to $240 million in 1997, an increase of $154.9 million or approximately 65%. Product sales from AVONEX(R) represented approximately 71% of the Company's total revenues in 1998 as compared to 58% in 1997. AVONEX(R) sales outside of the United States were approximately $92 million in 1998 as compared to $19.1 million in 1997. The Company began selling AVONEX(R) in the United States in May 1996. In March 1997, the Company received regulatory approval to market AVONEX(R) in the EU. By the end of 1997, AVONEX(R) had received reimbursement approval and was on the market in all of the EU countries. In April of 1998, the Company received approval and began marketing AVONEX(R) in Canada.

Revenues from royalties in 1998 were $162.7 million, a decrease of $9.2 million or 5% as compared to $171.9 million of royalty revenue in 1997. Revenues from royalties represented approximately 29% of total revenues in 1998 as compared to 42% in 1997. In May 1998, the Company and Schering Corporation, a subsidiary of Schering-Plough Corporation ("Schering-Plough"), amended the terms of the license agreement under which Schering-Plough pays the Company royalties on worldwide sales of Schering-Plough's alpha interferon product, Intron(R) A. Under the terms of the amendment, Schering-Plough acquired the Biogen alpha interferon patent application which was the subject of a lawsuit filed by the Company against Hoffman-LaRoche Inc. and Genentech Inc. related to an interference involving the Biogen patent application and a patent application jointly-owned by the two defendants. The lawsuit has since been settled. As consideration for the acquisition of the Biogen patent application, Schering-Plough agreed to pay certain sums on U.S. sales of alpha interferon products from July 2002 until the expiration of the alpha interferon patent expected to be issued to Hoffman-LaRoche Inc. and Genentech Inc. as a result of the settlement. See "Outlook - Royalty Revenue".

COSTS AND EXPENSES

Total costs and expenses in 1998 were $366.9 million as compared to $285.8 million in 1997, an increase of approximately 28%.

Cost of revenues in 1998 totaled $74.5 million, an increase of $24.3 million or 48% as compared to 1997. The increase in cost of revenues was attributable to the higher sales volume of AVONEX(R). Included in cost of revenues in 1998 and 1997 is $62.1 million and $37.1 million, respectively, from product sales and $12.4 million and $13.1 million, respectively, relating to royalty revenue.

Research and development expenses in 1998 were $177.2 million, an increase of $31.7 million or 22% as compared to $145.5 million in 1997. The increase was primarily due to the costs associated with the funding of collaboration agreements, an increase in clinical trial costs and an increase in the Company's other development efforts related to its ongoing research and development programs.

Selling, general and administrative expenses in 1998 were $115.2 million, an increase of $25.1 million or 28% as compared to 1997. This increase was primarily due to a rise in selling and marketing expenses related to the sale of AVONEX(R) and an increase in legal fees.

OTHER INCOME, NET

Other income, net consists primarily of interest income, partially offset by interest and other financing expenses, and other non-operating income and expenses. Interest income increased $6.2 million from $22.1 million in 1997 to $28.3 million 1998. This increase was offset by increases in financing related and other non-operating expenses. The increase in interest income was a result of increased funds invested.

INCOME TAXES

The Company's effective tax rate in 1998 was 34%. Income tax expense for 1998 varied from the amount computed at the U.S. federal statutory rates primarily due to the benefit of research and development and investment tax credits. The Company's effective tax rate outside the U.S. is lower than the U.S. tax rate.

FINANCIAL CONDITION

At December 31, 1999, cash, cash equivalents and short-term marketable securities were $654.5 million compared with $516.9 million at December 31, 1998, an increase of $137.6 million. Working capital increased $156.5 million to $720 million. Net cash from operating activities for the year ended December 31, 1999 was $272.3 million compared with $167.8 million in 1998. Cash outflows during 1999 included investments in property and equipment and patents of $86.3 million and investments in collaborative partners of $10 million. Significant cash outflows from financing activities included $197.7 million for purchases of the Company's common stock under its stock repurchase program and $4.9 million for repayments on loan agreements with banks. Cash inflows included $149.8 million from common stock option exercises and related tax benefits and employee stock purchase plan activity and $22.1 million in proceeds from written put warrants.

In August 1995, the Company entered into a loan agreement with a bank for financing the construction of its biological manufacturing facility in North Carolina (the "Construction Loan"). During 1997, the Company completed construction of the facility and the funds advanced under the Construction Loan were converted to a floating rate ten-year term loan with principal and interest payable quarterly. As of December 31, 1999, the Company had $39.5 million outstanding under the Construction Loan. The Construction Loan is secured by the underlying building. The Company also entered into an interest rate swap agreement with the same bank, fixing its interest rate on the Construction Loan at 7.75% during the remaining term of the loan with interest payable quarterly. In addition, as of December 31, 1999, the Company also had $17.5 million outstanding under a floating rate loan with a bank (the "Term Loan"). The Term Loan is secured by the Company's laboratory and office building in Cambridge, Massachusetts. The Company has fixed its interest rate on the Term Loan at 7.5% under the terms of an interest rate swap agreement. Terms of the Company's loan agreements include various covenants, including financial covenants which require the Company to maintain minimum net worth, cash flow and various financial ratios.

On February 22, 1999, the Company announced that its Board of Directors had authorized the repurchase of up to 8 million shares of the Company's common stock. The repurchased stock will provide the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. Stock purchases are expected to occur from time to time through 2000. The stock repurchase program may be discontinued at any time. During 1999, the Company repurchased approximately 3.4 million shares of its common stock at a cost of $197.7 million. Under a previous stock repurchase program, the Company in 1998 repurchased 1.8 million shares of its common stock at a cost of $65.6 million.

To enhance the 1999 stock repurchase program, the Company sold put warrants to and purchased call options from independent third parties for a total of 4 million shares of which 2.2 million shares were outstanding at December 31, 1999, at a strike price of $49.47. Additionally, during 1999 in a separate put warrant program to facilitate its purchase of common stock, the Company sold put warrants for total proceeds of $22.1 million. The Company had put warrants to purchase 1.6 million shares outstanding at December 31, 1999, at an average strike price of $68.99 relating to this put warrant program. All of the Company's put warrants outstanding are exercisable only at the date of expiration, with expiration dates ranging from January through November of 2000. The outstanding put warrants permit a net-share settlement at the Company's option and, therefore, did not result in a put obligation liability on the Company's Consolidated Balance Sheets. The put warrants sold in connection with the Company's stock repurchase program did not have a significant additional dilutive effect.

On October 4, 1999, the Company began construction of its new research and development center in Cambridge, Massachusetts. The new 224,000 square foot building is expected to be completed in the spring of 2001 at a total cost of approximately $95 million, of which $35 million had been committed at December 31, 1999. Additionally, the Company is completing plans to build a large scale manufacturing plant in Raleigh, North Carolina. The Company expects that construction will be completed at the end of 2001 at a total cost of approximately $175 million of which $67 million had been committed at December 31, 1999.

In October 1997, the Company signed a research and option agreement (the "CuraGen Agreement") with CuraGen Corporation ("CuraGen") under which the Company and CuraGen collaborate in the discovery of novel genes using CuraGen's functional genomics technologies. In March of 1998, under the terms of the CuraGen Agreement, the Company purchased approximately 435,000 shares of CuraGen common stock at the then fair value for a total of $5 million. Additionally, 100,000 shares of CuraGen Series E Preferred Stock purchased by Biogen in 1997 for $1 million were automatically converted into 100,000 shares of CuraGen common stock. In October 1999, CuraGen drew down $10 million on a line of credit, previously extended to CuraGen pursuant to the terms of the CuraGen Agreement and simultaneously converted the borrowings into approximately 611,000 shares of Curagen common stock at the then fair value of $16.37 per share. The investment in CuraGen common stock is classified as available-for-sale and is included in long-term marketable securities as of December 31, 1999. The Company provided CuraGen with research and development funding of $1.1 million and $1.9 million in 1999 and 1998, respectively. The Company expects to fund research activities of CuraGen related to the collaboration of up to $750,000 in 2000, and in return, has an option to acquire an exclusive license to certain discoveries arising out of the collaborative efforts. During the first quarter of 2000, the Company partially liquidated its holdings in CuraGen common stock generating proceeds of $70.5 million.

In March 1997, the Company signed a research collaboration and license agreement (the "CVT Agreement") with CV Therapeutics, Inc. ("CVT") under which Biogen obtained rights under CVT's patents and know-how to develop and market molecules that act as highly selective antagonists of the adenosine A1 receptor, for the treatment of congestive heart failure. Under the terms of the CVT Agreement, the Company purchased approximately 670,000 shares of CVT common stock at the then fair value for $7 million and paid a one-time license fee of $5 million, which was charged to research and development expense. The investment in CVT is classified as available-for-sale and is included in long-term marketable securities. In addition, pursuant to the terms of the CVT Agreement, the Company established a $12 million line of credit that CVT may use for operating purposes. At December 31, 1999, the Company had advanced $8 million under the line of credit to CVT.

In December 1996, the Company signed a research collaboration and license agreement (the "CBM Agreement") with Creative BioMolecules, Inc. ("CBM") under which Biogen obtained rights to develop and market CBM's morphogenic protein, OP-1, for the treatment of renal disorders. Under the CBM Agreement, the Company purchased 1.5 million shares of CBM common stock for $18 million. The payment for the common stock included a $1.2 million premium over the fair value of the common stock which was charged to research and development expense. As of December 31, 1999, the investment is classified as available-for-sale and is included in long term marketable securities. The Company provided $10 million in research and development funding, which was charged to expense as provided in 1998. The CBM Agreement terminated at the end of 1999. During the first quarter of 2000 the Company liquidated its holdings of CBM common stock, generating proceeds of $7.5 million.

In July 1996, the Company signed a collaborative research and commercialization agreement (the "Ontogeny Agreement") with Ontogeny, Inc. ("Ontogeny"), a private biotechnology company, for the development and commercialization of three specific hedgehog cell proteins, a class of novel human proteins, that are responsible for reducing the formation or regeneration of tissue. Under the Ontogeny Agreement, the Company purchased 400,000 shares of preferred stock of Ontogeny for $1 million and acquired certain exclusive, worldwide rights related to products based on the hedgehog proteins for most disease areas. The Company accounts for its investment in Ontogeny, which is included in other assets, using the cost method of accounting. In November 1998, the Company extended and expanded its collaboration with Ontogeny and provided to Ontogeny a $4 million convertible loan. In June 1999, the loan was converted into 800,000 shares of Ontogeny Convertible Preferred Stock. The Company provided $2.8 million and $3.6 million of research funding to Ontogeny in 1999 and 1998, respectively. The Company has agreed to fund up to an additional $6 million in research funding over the next two years unless the agreement is terminated. If the Company exercises its option to proceed with development and commercialization of a hedgehog protein, the Company would be committed to additional funding in the form of license fees, equity investments and lines of credit.

In August 1995, the Company signed a collaborative research agreement (the "Genovo Agreement") for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. Under the Genovo Agreement, the Company acquired 380,000 shares of Genovo Series A Preferred stock for $4.5 million and acquired certain licensing rights. The Company accounts for this investment, which is included in other assets, using the equity method of accounting. The Company recorded its proportion of Genovo's net losses as research and development expense in the amounts of $7.6 million, $9 million, and $7.7 million in 1999, 1998 and 1997, respectively. At December 31, 1999, the Company had remaining research funding commitments to Genovo of approximately $2.4 million.

The Company believes that existing funds and cash generated from operations are adequate to satisfy its working capital and capital expenditure requirements in the foreseeable future. However, the Company may raise additional capital to take advantage of favorable conditions in the market or in connection with the Company's development activities.

LEGAL MATTERS

On July 3, 1996, Berlex Laboratories, Inc. ("Berlex") filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex's "McCormick" patent (U.S. Patent No. 5,376,567) in the United States in the production of Biogen's AVONEX(R) (Interferon beta-1a). In November 1996, Berlex's New Jersey action was transferred to the United States District Court in Massachusetts and consolidated for pre-trial purposes with a related declaratory judgment action previously filed by Biogen. On August 18, 1998, Berlex filed a second suit against Biogen alleging infringement by Biogen of a patent which was issued to Berlex in August 1998 and which is related to the McCormick patent (U.S. Patent No. 5,795,779). On September 23, 1998, the cases were consolidated for pre-trial and trial purposes. Berlex seeks a judgment granting it damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from the alleged infringement. An unfavorable ruling in the Berlex suit could have a material adverse effect on the Company's results of operations and financial position. The Company believes that it has meritorious defenses to the Berlex claims, but the ultimate outcome is not currently determinable. As a result, an estimate of any potential loss or range of loss cannot be made at this time. A hearing on the parties' summary judgment motions was completed in March 2000. Biogen moved for summary judgement of non-infringement of certain claims of the `567 patent, non-infringement of the `779 patent, as well as a determination of the invalidity of certain claims of the `567 patent and all of the claims of the `779 patent. Berlex moved to dismiss Biogen's inequitable conduct defenses and counterclaims. Berlex also moved for a declaration of literal infringement of certain claims of the `567 and the `779 patents. No decisions have been rendered to date. The Company expects a trial to occur in the second half of 2000.

In 1995, the Company filed an opposition with the Opposition Division of the European Patent Office to oppose a European patent (the "Rentschler I Patent") issued to Dr. Rentschler Biotechnologie GmbH ("Rentschler") relating to compositions of matter of beta interferon. In 1997, the European Patent Office issued a decision to revoke the Rentschler I Patent. Rentschler has appealed that decision and the appeal is still pending. On October 13, 1998, the Company filed another opposition with the Opposition Division of the European Patent Office to oppose a second European patent issued to Rentschler (the "Rentschler II Patent") with certain claims regarding compositions of matter of beta interferon with specific regard to the structure of the glycosylated molecule. While Biogen believes that the Rentschler II Patent will be revoked and that the revocation of the Rentschler I Patent will be upheld on appeal, if either the Rentschler I Patent or the Rentschler II Patent were to be upheld and if Rentschler were to obtain, through legal proceedings, a determination that the Company's sale of AVONEX(R) in Europe infringes a valid Rentschler patent, such result could have a material adverse effect on the Company's results of operation and financial position.

NEW ACCOUNTING PRONOUNCEMENTS

In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues, as well as examples of how the staff applies revenue recognition guidance to specific circumstances. The Company is currently assessing the impact, if any, however, the Company does not currently anticipate that SAB 101 will have a material effect on the Company's financial position and results of operations.

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

DEPENDENCE ON AVONEX(R) SALES

The Company's ability to sustain increases in revenues and profitability for the next several years will be primarily dependent on the level of revenues and profitability from AVONEX(R) sales. The Company's ability to sustain profitability from sales of AVONEX(R) will depend on a number of factors, including: continued market acceptance of AVONEX(R) worldwide; the Company's ability to maintain a high level of patient satisfaction with AVONEX(R); the nature of regulatory and pricing decisions related to AVONEX(R) worldwide; the extent to which AVONEX(R) receives reimbursement coverage; the impact of competitive products; and the impact of adverse decisions in patent-related proceedings. The extent of the profitability from AVONEX(R) sales is also dependent on the successful resolution of the Berlex suit, which is described above under "Legal Matters".

COMPETITION

The Company faces increasing competition from other products for the treatment of relapsing forms of MS. AVONEX(R) competes with interferon beta-1b which is sold in the United States under the brand name Betaseron(R) by Berlex Laboratories, Inc., a United States affiliate of Schering AG, Germany ("Schering AG"), and is sold in Europe under the brand name Betaferon(R) by Schering AG. AVONEX(R) also faces competition from Copaxone(R) glatiramer acetate (also known as copolymer-1). In the United States Copaxone(R) is marketed by a partnership between Teva Pharmaceutical Industries, Ltd. and Hoechst Marion Roussel, Inc. In addition, in most other countries, AVONEX(R) also competes with Rebif(R), a recombinant interferon beta-1a product sold by Ares Serono S.A. ("Serono"). In response to an application from Serono for approval of Rebif(R) in the United States for relapsing multiple sclerosis, the FDA, in March 1999, upheld its earlier ruling that, based on the data from existing clinical trials, Serono cannot market Rebif(R) in the United States for relapsing multiple sclerosis while the orphan drug status afforded to AVONEX(R) and Betaseron(R) for that indication is still in effect. AVONEX(R)'s orphan drug status for relapsing forms of the disease expires in 2003. The ruling by the FDA prompted Serono to recently initate a 12-month head-to-head study of Rebif(R) and AVONEX(R) to determine if Serono can show whether Rebif(R) is clinically superior to AVONEX(R). The results of this study may help Serono in its attempts to get the orphan drug status of AVONEX(R) removed. Biogen expects Serono to release the results of the study in the first quarter of 2001.

ROYALTY REVENUE

The Company receives royalty revenues which contribute a significant amount to its overall profitability. Commencing in 2000, the Company expects to experience declining royalty revenues as a result of patent expirations. In 2000, the Company expects the decline in royalty revenues to be partially offset by increasing overall sales of licensed products. There are a number of other factors which could also cause the actual level of royalty revenue to differ from the Company's expectations. For example, pricing reforms, health care reform initiatives, other legal and regulatory developments and the introduction of competitive products may have an impact on product sales by the Company's licensees. In addition, sales levels of products sold by the Company's licensees may fluctuate from quarter to quarter due to the timing and extent of major events such as new indication approvals or government sponsored programs. Since the Company is not involved in the development or sale of products by its licensees, the Company can not be certain of the timing or potential impact of factors which may affect sales by the Company's licensees. In the long term, the Company expects its royalty revenue to be affected most significantly by patent expirations. See "Outlook - Patents and Other Proprietary Rights".

In 1998, Schering-Plough received marketing clearance in the United States from the FDA for REBETRON(R) for the treatment of chronic hepatitis C. REBETRON(R) is a combination product containing the Intron(R) A injection product and REBETOL(R) (ribavirin, USP capsules). In late 1998, Biogen filed for arbitration against Schering-Plough in a dispute over the amount of royalties payable to Biogen on sales of REBETRON(R). A hearing in connection with the arbitration was conducted in January 2000. In March 2000, the arbitration panel found in favor of Schering-Plough, and rejected Biogen's claim that royalty payments should be based on the higher rate for combination products called for under the 1979 agreement between the parties, and not on the Intron(R) A component alone. Biogen does not expect to suffer any financial impact as a result of the arbitration panel's decision since Schering-Plough is presently paying royalties only on the Intron(R) A component, and the decision will have no effect on those royalties.

In December 1996, Schering-Plough filed suit in its own name, as Biogen's exclusive licensee, against Amgen, Inc. ("Amgen") to enforce Biogen's United States alpha inteferon patent claiming it to be infringed by Amgen's consensus interferon product known as Infergen(R). In July 1998, the federal judge in the case issued a narrow pre-trial interpretation of the claims of the Biogen patent. This decision was appealed. A hearing in connection with the appeal was held in December 1999. A decision is expected in the first half of 2000.

During the arbitration proceedings between Biogen and Schering-Plough related to REBETRON(R) royalties, Schering-Plough alleged that the federal judge's decision in the Amgen case narrowed the scope of the claims in Biogen's United States alpha interferon patent such that the patent no longer covers Schering-Plough's Intron(R) A product. If the Amgen appeal is unsuccessful, Schering-Plough might argue that royalties on sales of Intron(R) A are not payable during the period commencing after expiration of the EU patent in January 2001 (which currently covers all product manufactured in the EU, including all product sold in the United States) until commencement in July 2002 of the royalty obligation tied to the term of the Roche/Genetech alpha interferon patent rights. See "Outlook - Patents and Other Proprietary Rights". Biogen intends to vigorously oppose any attempt by Schering-Plough to discontinue payment of royalties during any period.

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

Biogen has granted an exclusive worldwide license to Schering-Plough under Biogen's alpha interferon patents, and receives royalties from Schering-Plough on sales of its Intron(R) A brand of alpha interferon.

Schering-Plough's royalty obligation to Biogen on sales of alpha interferon in Japan and Europe will terminate upon expiration of Biogen's alpha interferon patent in such territories in 2001, except in France and Italy where Biogen has obtained supplemental protection certificates extending the coverage in France until 2003 and in Italy until 2007. In consideration of assignment to Schering-Plough by Biogen of a Biogen patent application claiming recombinant mature human alpha interferon, Schering-Plough has agreed to pay to Biogen certain sums on sales by Schering-Plough of alpha interferon products in the United States from July 2002 (when Biogen's existing United States alpha interferon patent expires) until expiration of an alpha interferon patent expected to be issued to Hoffman-LaRoche Inc. ("Roche") and Genentech, Inc. ("Genentech"). The Roche/Genentech patent was the subject of a lawsuit brought by Biogen which was ultimately settled. Schering-Plough entered into an agreement with Roche as part of the settlement matter.

Biogen has licensed its recombinant hepatitis B antigen patent rights to manufacturers and marketers of hepatitis B vaccines and diagnostic test kits, and receives royalties on sales of the vaccines and test kits by its licensees. The obligation of SmithKline Beecham plc and Merck & Co., Inc. to pay royalties on sales of hepatitis B vaccines and the obligation of Biogen's other licensees under its hepatitis B patents to pay royalties on sales of diagnostic products will terminate upon expiration of Biogen's existing hepatitis B patents. Biogen's existing United States hepatitis B patents will expire in 2004. Biogen's European hepatitis B patents expired at the end of 1999, except in those countries in which Biogen has or is able to obtain supplemental protection certificates. To date, Biogen has received supplemental protection certificates in Austria, Belgium, France, Ireland, Italy, Luxembourg, The Netherlands, Sweden, and Switzerland, and has a number of additional applications pending. The additional coverage afforded by supplemental protection certificates ranges from two to six years. There can be no assurance as to the extent of coverage available under the supplemental protection certificates, or that protection will be available in additional countries.

There has been, and Biogen expects that there may continue to be significant litigation in the industry regarding patents and other intellectual property rights. Such litigation could create uncertainty and consume substantial resources. See also "Legal Matters".

PRODUCTS

AVONEX(R) is currently the only product sold by the Company. The Company's long-term viability and growth will depend on the successful development and commercialization of other products from its research activities and collaborations. The Company continues to expand its development efforts related to other potential products in its pipeline. The expansion of the pipeline may include increases in spending on internal projects, the acquisition of third-party technologies or products or other types of investments. Product development involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in preclinical and early clinical trials does not ensure that later stage or large scale clinical trials will be successful. Many important factors affect the Company's ability to successfully develop and commercialize drugs, including the ability to obtain and maintain necessary patents and licenses, to demonstrate safety and efficacy of drug candidates at each stage of the clinical trial process, to overcome technical hurdles that may arise, to meet applicable regulatory standards and to receive required regulatory approvals, to be capable of producing drug candidates in commercial quantities at reasonable costs, to compete successfully against other products and to market products successfully. There can be no assurance that the Company will be successful in its efforts to develop and commercialize new products.

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

FOREIGN EXCHANGE

The Company has operations in several European countries in connection with the sale of its product AVONEX(R). The Company also receives royalty revenues based on worldwide product sales by its licensees. As a result, the Company's financial position, results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro, British pound, Japanese yen and Canadian dollar).

The Company uses foreign currency forward contracts to manage foreign currency risk and does not engage in currency speculation. The Company uses these forward contracts to hedge certain forecasted transactions denominated in foreign currencies. A hypothetical adverse 10% movement in foreign exchange rates compared to the U.S. dollar across all maturities would result in a hypothetical loss in fair value of approximately $13 million. The Company's use of this methodology to quantify the market risk of such instruments should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions.

INTEREST RATES

The Company is exposed to risk of interest rate fluctuations in connection with its variable rate long-term debt. The Term Loan requires annual principal payments of $1.7 million through 2004, with the balance due in 2005. The Construction Loan requires annual principal payments of $3.2 million through 2006, with the balance due in 2007. At December 31, 1999, the carrying values of the Term Loan and the Construction Loan approximated fair value.

The Company has fixed its interest rates on the Term Loan and Construction Loan by entering interest rate swap agreements under which the Company exchanges the difference between 7.5% and 7.75%, respectively, and a floating rate. The notional principal balances on the interest rate swap agreements is exactly equal to the principal on the underlying debt agreements. All other relevant terms of the interest rate swap agreements ( including the index rate, reset period, etc.) exactly match the underlying loan agreements. The fair value of the interest rate swap agreements at December 31, 1999, representing the cash the Company would receive to settle the agreements, was approximately $366,000. Terms of the Company's loan agreements include various covenants, including financial covenants which require the Company to maintain minimum net worth, cash flow and various financial ratios.

The fair value of the Company's long-term debt and interest rate swap agreements are subject to change as a result of potential changes in market interest rates. The potential change in fair value for interest rate sensitive instruments has been assessed on a hypothetical 100 basis point adverse movement across all maturities. The Company estimates that such hypothetical adverse 100 basis point movement would not have materially impacted net income.

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

YEAR 2000 ISSUES

The Year 2000 problem resulted from the use of a two-digit date field to identify the year in computer software. Consequently, there was concern that certain computer programs would not accurately reflect the appropriate date after December 31, 1999, confusing

"00" as the year 1900 rather than the year 2000. The Year 2000 problem was a pervasive issue affecting many information technology systems and embedded technologies (e.g. microprocessors in communications systems) in all companies, in all industries.

The Company developed a plan to address the Year 2000 issues. The plan was segregated into four phases:

1. Information Collection - Identify all Year 2000 risk areas and assign accountability.
2. Assess Risk - Assign each item a category of risk:
   - Commercial Risk - Has a significant impact on sale, delivery and support of AVONEX(R) or a significant impact on the Company's financial position or results of operations.
   - Operational Risk - Has a significant impact on productivity but does not materially impact the Company's financial position or results of operations.
   -   Convenience Risk - Has a minor impact on productivity.
3. Remediate - Fix or replace, test and implement changes required for Year 2000 compliance.
4. Contingency Plan - Define procedures to be implemented should a disruption due to Year 2000 occur.

The Company completed all phases of the project by December 31, 1999, including the testing and upgrading of all individual software applications and equipment that fell within the Commercial Risk category. Additionally, approximately 100% of the software applications and equipment in the Operational and Convenience Risk categories had been remediated. All of the Company's major software applications have been purchased from major software vendors and the Company performs only minor customizations to those applications. The Company's major software providers have attested to Year 2000 compliance. Subsequent to December 31, 1999, the Company has not experienced any significant problems related to the Year 2000 issue. The Company therefore believes that its principal information technology systems correctly define the Year 2000. The Company's Year 2000 costs were immaterial and the Company believes that future costs will also be immaterial.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
Biogen, Inc. and Subsidiaries




---------------------------------------------------------------------------------------------------------------------------

(in thousands, except per share amounts)
---------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                               1999                    1998                    1997
---------------------------------------------------------------------------------------------------------------------------
Revenues:

Product                                                         $  620,636              $  394,863              $  239,988
Royalty                                                            173,799                 162,724                 171,921
---------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                     794,435                 557,587                 411,909
---------------------------------------------------------------------------------------------------------------------------

Costs and expenses:

Cost of revenues                                                   111,005                  74,509                  50,188
Research and development                                           221,153                 177,228                 145,501
Selling, general & administrative                                  146,026                 115,211                  90,098
---------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                           478,184                 366,948                 285,787
---------------------------------------------------------------------------------------------------------------------------
Income from operations                                             316,251                 190,639                 126,122
Other income, net                                                   12,765                  19,554                  22,846
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                         329,016                 210,193                 148,968
Income taxes                                                       108,566                  71,496                  59,801
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                      $  220,450              $  138,697              $   89,167
---------------------------------------------------------------------------------------------------------------------------

Basic earnings per share                                        $     1.47              $     0.94              $     0.60
---------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                      $     1.40              $     0.90              $     0.58
---------------------------------------------------------------------------------------------------------------------------

Shares used in calculating:
     Basic earnings per share                                      149,921                 147,537                 147,624
---------------------------------------------------------------------------------------------------------------------------
     Diluted earnings per share                                    157,788                 154,270                 152,999
---------------------------------------------------------------------------------------------------------------------------














See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Biogen, Inc. and Subsidiaries


(in thousands, except share amounts)


As of December 31,                                                                       1999            1998
--------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
        Cash and cash equivalents                                                    $    56,920       $  25,445
        Marketable securities                                                            597,619         491,469
        Accounts receivable, less allowances of
        $1,642                                                                           137,363         101,281
        Deferred tax asset                                                                50,565          26,584
        Other current assets                                                              67,759          49,365
--------------------------------------------------------------------------------------------------------------------
        Total current assets                                                             910,226         694,144
--------------------------------------------------------------------------------------------------------------------

        Property and equipment                                                           239,777         182,551
        Patents                                                                           13,871          15,869
        Marketable securities                                                             98,017          12,668
        Other assets                                                                      16,082          19,483
--------------------------------------------------------------------------------------------------------------------
                                                                                     $ 1,277,973       $ 924,715
--------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities
        Accounts payable                                                             $    30,125       $  24,896
        Current portion of long-term debt                                                  4,888           4,888
        Accrued expenses and other                                                       155,257         100,879
--------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                        190,270         130,663
--------------------------------------------------------------------------------------------------------------------

Long-term debt, less current portion                                                      52,073          56,960
Other long-term liabilities                                                               56,100          18,479
Commitments and contingencies                                                                 --              --

Shareholders' equity
        Common stock, par value $0.01 per share (375,000,000
            shares authorized; 150,684,586 and 148,298,782
            shares issued in 1999 and 1998, respectively)                                  1,507           1,483
        Additional paid-in capital                                                       676,673         538,105
        Retained earnings                                                                352,016         213,507
        Accumulated other comprehensive income                                            45,618         (13,165)
        Treasury stock, at cost, 669,651 and 579,931
            shares in 1999 and 1998, respectively                                        (96,284)        (21,317)
--------------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                       979,530         718,613
--------------------------------------------------------------------------------------------------------------------
                                                                                     $ 1,277,973       $ 924,715
--------------------------------------------------------------------------------------------------------------------











See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Biogen, Inc. and Subsidiaries

(in thousands)


For the years ended December 31,                                       1999             1998             1997
                                                                  -----------------------------------------------
  CASH FLOWS FROM OPERATING ACTIVITIES

        Net Income                                                $    220,450        $ 138,697        $  89,167
        Adjustments to reconcile net income to net
               cash provided from operating activities
        Depreciation and amortization                                   31,099           24,590           19,296
        Other                                                            5,162             (888)           2,695
        Deferred income taxes                                          (23,981)           7,486           22,462
        Write-down of non-current marketable securities                 15,287               --               --
        Changes in:
            Accounts receivable                                        (36,082)         (14,479)         (43,850)
            Other current and other assets                             (41,372)         (25,638)          (8,643)
            Accounts payable, accrued expenses and
            other current and long-term liabilities                    101,725           38,077           16,505
                                                                  -----------------------------------------------
        Net cash flows from operating activities                       272,288          167,845           97,632
                                                                  -----------------------------------------------

  CASH FLOWS FROM INVESTING ACTIVITIES
        Purchases of marketable securities                          (1,120,218)        (574,021)        (481,783)
        Proceeds from sales and maturities of
                marketable securities                                1,006,465          453,952          373,130
        Investment in collaborative partners                           (10,000)          (5,000)         (11,000)
        Acquisitions of property and equipment                         (82,528)         (29,049)         (28,896)
        Additions to patents                                            (3,799)          (4,562)          (6,654)
                                                                  -----------------------------------------------
        Net cash flows from investing activities                      (210,080)        (158,680)        (155,203)
                                                                  -----------------------------------------------

  CASH FLOWS FROM FINANCING ACTIVITIES
        Proceeds from note payable                                          --               --           24,817
        Repayments on note payable                                          --          (24,817)              --
        Proceeds from issuance of long-term debt                            --               --            4,545
        Repayments on long-term debt                                    (4,887)          (4,886)          (4,082)
        Purchases of treasury stock                                   (197,717)         (65,550)          (7,000)
        Proceeds from put warrants                                      22,086               --               --
        Issuance of common stock, and option
                exercises and related tax benefits                     149,785           41,175           47,617
                                                                  -----------------------------------------------
        Net cash flows from financing activities                       (30,733)         (54,078)          65,897
                                                                  -----------------------------------------------
  Net increase (decrease) in cash and cash equivalents                  31,475          (44,913)           8,326
  Cash and cash equivalents, beginning of the year                      25,445           70,358           62,032
                                                                  -----------------------------------------------
  Cash and cash equivalents, end of the year                      $     56,920        $  25,445        $  70,358
                                                                  ===============================================

  SUPPLEMENTAL CASH FLOW DATA
     Cash paid during the year for:
        Interest                                                  $      4,598        $   5,909        $   5,940
        Income taxes                                              $      4,787        $  35,828        $   3,783


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Biogen, Inc. and Subsidiaries
(in thousands)

                                                                                                ACCUMULATED
                                                  ADDITIONAL                                       OTHER            TOTAL
                                       COMMON      PAID-IN        TREASURY       RETAINED      COMPREHENSIVE    SHAREHOLDERS'
                                       STOCK       CAPITAL         STOCK         EARNINGS          INCOME           EQUITY
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996           $ 1,451      $ 470,897      $     --        $ 12,831       $    (809)          $ 484,370
                                     ------------------------------------------------------------------------------------------

Net income                                                                         89,167                              89,167
Unrealized losses on
  marketable securities, net
  of tax of $ 942                                                                                  (1,490)             (1,490)
Translation adjustment                                                                                 29                  29
                                                                                                                     ----------
     Total comprehensive income                                                                                        87,706
                                                                                                                     ----------

Reclassification of put
  option obligation                                                               (76,671)                            (76,671)
Treasury stock purchased                                           (7,000)                                             (7,000)
Exercise of options and
  related tax benefits                    32         43,989         2,548                                              46,569
Issuance of common stock                                981            67                                               1,048
Compensation expense related
  to stock options                                      271                                                               271

                                     ------------------------------------------------------------------------------------------
Balance, December 31, 1997           $ 1,483      $ 516,138      $ (4,385)       $ 25,327       $  (2,270)          $ 536,293
                                     ------------------------------------------------------------------------------------------

Net income                                                                        138,697                             138,697
Unrealized losses on marketable
  securities, net of tax of $4,476                                                                 (7,072)             (7,072)
Unrealized losses on interest
  rate swaps, net of transition
  adjustment (see Note 1)                                                                          (4,132)             (4,132)
Translation adjustment                                                                                309                 309
                                                                                                                    -----------
     Total comprehensive income                                                                                       127,802
                                                                                                                    -----------

Exercise of options and
  related tax benefits                               19,745        48,618         (27,188)                             41,175
Reclassification of put option
  obligation                                                                       76,671                              76,671
Treasury stock purchased                                          (65,550)                                            (65,550)
Compensation expense related to
  stock options                                       2,222                                                             2,222
                                     ------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            $ 1,483     $ 538,105      $(21,317)       $213,507       $ (13,165)          $ 718,613
                                     ------------------------------------------------------------------------------------------

NET INCOME                                                                        220,450                             220,450
UNREALIZED GAINS ON MARKETABLE
  SECURITIES, NET OF TAX OF
  $25,013                                                                                          48,555              48,555
UNREALIZED GAINS ON FOREIGN
  CURRENCY FORWARD CONTRACTS,
  NET OF TAX OF $2,490                                                                              6,654               6,654
UNREALIZED GAINS ON INTEREST
  RATE SWAPS, NET OF TAX OF
  $137                                                                                              4,501               4,501
TRANSLATION ADJUSTMENT                                                                               (927)               (927)
                                                                                                                    ------------
     TOTAL COMPREHENSIVE INCOME                                                                                       279,233
                                                                                                                    ------------

EXERCISE OF OPTIONS AND
  RELATED TAX BENEFITS                     24       108,952       122,750         (81,941)                            149,785
PROCEEDS FROM SALE OF PUT
  WARRANTS                                           22,086                                                            22,086
TREASURY STOCK PURCHASED                                         (197,717)                                           (197,717)
COMPENSATION EXPENSE RELATED
  TO STOCK OPTIONS                                    7,530                                                             7,530

                                     ------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            $ 1,507     $ 676,673      $(96,284)       $352,016       $  45,618           $ 979,530
                                     ==========================================================================================








See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Biogen, Inc. and Subsidiaries


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Biogen, Inc. ("Biogen" or the "Company") is a biopharmaceutical company principally engaged in the business of developing, manufacturing and marketing drugs for human health care. The Company currently derives revenues from sales of its AVONEX(R) (Interferon beta-la) product for the treatment of relapsing forms of multiple sclerosis and from royalties on worldwide sales by the Company's licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B vaccines and diagnostic products.

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

TRANSLATION OF FOREIGN CURRENCIES

The functional currency for most of the Company's foreign subsidiaries is the local currency. Assets and liabilities are translated at current rates of exchange. Income and expense items are translated at the average exchange rates for the year. Adjustments resulting from the translation of the financial statements of the Company's foreign operations into U.S. dollars are excluded from the determination of net income and are accumulated in a separate component of shareholders' equity. The U.S. dollar is the functional currency for certain foreign subsidiaries. The Company's subsidiaries which have the U.S. dollar as the functional currency are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets. Foreign exchange transaction gains and losses are included in the results of operations in other income, net. Foreign exchange gains totaled $2.5 million, $2.5 million and $8.2 million in 1999, 1998 and 1997, respectively.

CASH AND CASH EQUIVALENTS

The Company considers only those investments which are highly liquid, readily convertible to cash and which mature within three months from date of purchase to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, other current assets, accounts payable, and accrued expenses and other approximate fair value due to the short-term maturities of these instruments. Marketable securities are carried at fair value based on quoted market prices, consistent with the requirements of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The fair values of trading securities, interest rate swaps, foreign currency forward contracts and options on non-marketable instruments are based on quoted market prices or pricing models using current market rates. The Company's long-term debt approximates fair value based on dealer quotes.

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

(in thousands)                             1999              1998
                                       --------------     ------------

Raw materials                       $          5,679   $        4,878
Work in process                               15,110           17,585
Finished goods                                19,242           13,402
                                       --------------     ------------
                                    $         40,031   $       35,865
                                       ==============     ============

MARKETABLE SECURITIES

The Company invests its excess cash balances in short-term marketable securities, principally corporate notes and government securities. At December 31, 1999, substantially all of the Company's securities were classified as "available-for-sale". All available-for-sale securities are recorded at fair market value and unrealized gains and losses are included in accumulated other comprehensive income in shareholders' equity, net of related tax effects. Realized gains and losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense.

As part of its strategic product development efforts, the Company also invests in equity securities of certain biotechnology companies with which it has collaborative agreements. Such investments, which are included in long-term marketable securities and other assets, are classified as available-for-sale if a readily determinable market value exists. These investments are accounted for under the cost or equity method, depending on the facts and circumstances of the investment, and are reviewed regularly for impairment.

On a quarterly basis, as of the end of the quarter, the Company determines whether a decline in fair value of a marketable security is other than temporary. Unrealized gains and losses on marketable securities are included in other comprehensive income in shareholders' equity, net of related tax effects. If a decline in the fair value of a marketable security below the Company's cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value with a charge to current earnings. The Company has concluded that all unrealized losses on marketable securities at December 31, 1999 are temporary in nature. The Company expects that the market value of such investments will recover to at least the Company's cost basis within a reasonable period of time. Should any portion of these unrealized losses subsequently be determined to be other than temporary, the Company would be required to record the related amount as a charge to current earnings.

PROPERTY AND EQUIPMENT

Property and equipment is carried at cost, subject to review of impairment for significant assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life or the term of the respective lease. Maintenance of computer systems, including maintenance to make software Year 2000 compliant, is expensed as incurred. Buildings and equipment are depreciated over estimated useful lives ranging from 30 to 40 and 3 to 10 years, respectively. The Company capitalizes certain incremental costs associated with the validation effort required for licensing by the FDA of manufacturing equipment for the production of a commercially approved drug. These costs include primarily direct labor and material and are incurred in preparing the equipment for its intended use. Net capitalized validation costs were $4.7 million and $5 million at December 31, 1999 and 1998, respectively. The validation costs are amortized over the life of the related equipment.

PATENTS

The costs associated with successful patent defenses and patent applications are capitalized and amortized on a straight-line basis over estimated useful lives up to 15 years. Accumulated amortization of patent costs was $20.1 million and $15.5 million as of December 31, 1999 and 1998, respectively. The carrying value of patents is regularly reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from the patent are less than their carrying value.

DERIVATIVES AND HEDGING ACTIVITIES

On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS 133"). The Company elected to adopt SFAS 133 in the fourth quarter of 1998. All derivatives are recognized on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company assesses, both at its inception and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in cash flows of hedged items. The Company assesses hedge ineffectiveness on a quarterly basis and records the gain or loss related to the ineffective portion to current earnings to the extent significant. If the Company determines that a cash flow hedge is no longer probable of occurring, the Company discontinues hedge accounting for the affected portion of the forecasted transaction, and any unrealized gain or loss on the contract is recognized in current earnings.

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", ("SFAS 130") requires the display of comprehensive income and its components as part of the Company's full set of financial statements. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income, such as translation adjustments and unrealized holding gains and losses on available-for-sale marketable securities and certain derivative instruments. The Consolidated Statements of Shareholders' Equity reflect comprehensive income for years ended December 31, 1999, 1998 and 1997 which were $279.2 million, $127.8 million and $87.7 million, respectively.

Upon adoption of SFAS 133, on October 1, 1998, the Company recorded an adjustment to other comprehensive income to recognize at fair value all derivatives that were designated as cash flow hedging instruments, which comprised unrealized losses related to the Company's interest rate swaps of $5.4 million. This unrealized loss decreased by $1.3 million during the fourth quarter of 1998 and as of December 31, 1998, the cumulative unrealized losses on the Company's interest rate swaps were $4.1 million. During 1999, the Company recorded $4.5 million of unrealized gains to other comprehensive income reflecting the increase in the fair value of the interest rate swaps and at December 31, 1999 had a cumulative unrealized gain of $366,000.

The Company entered into foreign currency forward contracts in October 1998. At December 31, 1998, these contracts had unrealized gains of $3,000, which were aggregated with the unrealized losses associated with the Company's interest rate swaps in comprehensive income. During 1999, the fair value of the Company's foreign currency forward contracts increased by $6.7 million in unrealized gains. At December 31, 1999, the Company had cumulative unrealized gains of $6.7 million on its foreign currency forward contracts.

SEGMENT INFORMATION

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", ("SFAS 131") establishes standards for reporting information on operating segments in interim and annual financial statements.

The Company's chief operating decision makers review the profit and loss of the Company on an aggregate basis and manage the operations of the Company as a single operating segment. Accordingly, the Company operates in one segment, which is the business of developing, manufacturing and marketing drugs for human health care.

REVENUES

Revenues from product sales are recognized when product is shipped and are net of applicable allowances for returns, rebates and other applicable discounts and allowances. The Company prepares its estimates for sales returns and allowances, discounts and rebates quarterly based primarily on historical experience updated for changes in facts and circumstances, as appropriate.

The Company receives royalty revenues under license agreements with a number of third parties that sell products based on technology developed by the Company or to which the Company has rights. The license agreements provide for the payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on estimates of the sales that occurred during the relevant period. The relevant period estimates of sales are based on interim data provided by licensees and analysis of historical royalties paid to the Company (adjusted for any changes in facts and circumstances, as appropriate). The Company maintains regular communication with its licensees in order to gauge the reasonableness of its estimates. Differences between actual royalty revenues and estimated royalty revenues are reconciled and adjusted for in the following quarter. Historically, adjustments have not been material based on actual amounts paid by licensees. There are no future performance obligations on the part of the Company under these license agreements.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs, including amounts funded in research collaborations, are expensed as incurred.

EARNINGS PER SHARE

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of shares of common stock outstanding. For purposes of calculating diluted earnings per share the denominator includes both the weighted average number of shares of common stock outstanding and the number of dilutive common stock equivalents such as stock options and warrants.

Dilutive securities include outstanding options under the Company's stock option plans. Options to purchase 276,000 shares were outstanding at December 31, 1999 but not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price during the period. The put warrants sold in connection with the Company's stock repurchase program in 1999 did not have a significant additional dilutive effect. Shares used in calculating basic and diluted earnings per share for the periods ending December 31, are as follows:


(in thousands)                                         1999                  1998                 1997
                                               ---------------------    ----------------    -----------------

Weighted average number of shares
      of common stock outstanding                           149,921             147,537              147,624
Dilutive stock options                                        7,867               6,733                5,375
                                               ---------------------    ----------------    -----------------
Shares used in calculating diluted
     earnings per share                                     157,788             154,270              152,999
                                               =====================    ================    =================

On June 11, 1999, the Board of Directors declared a two-for-one stock split to be effected in the form of a stock dividend of one share of common stock for each share outstanding. The stock dividend was payable on June 25, 1999 to shareholders of record at the close of business on June 11, 1999. All references to number of shares and per share amounts in the financial statements have been restated to give effect to the stock split for all periods presented.

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

The average maturity of the Company's marketable securities as of December 31, 1999 and 1998 was 24 months and 21 months, respectively. Proceeds from maturities and other sales of marketable securities, which were primarily reinvested, for the years ended December 31, 1999, 1998 and 1997 were approximately $1,007 million, $454 million and $373 million, respectively. The cost of securities sold is determined based on the specific identification method. Realized gains and (losses) on these sales for the years ended December 31, 1999, 1998 and 1997 were $(1,442,000), $645,000 and $(510,000), respectively.

The following is a summary of marketable securities:

                                                                    Unrealized
                                                          --------------------------------        Amortized
(in thousands)                       Fair Value               Gains              Losses             Cost
                                    --------------        --------------        ----------       ------------

December 31, 1999:

U.S. Government securities       $        295,046      $             --      $      4,656     $      299,702
Corporate debt securities                 302,573                    --             3,717            306,290
                                -----------------------------------------------------------------------------
                                 $        597,619      $             --      $      8,373     $      605,992
                                =============================================================================
Marketable securities,
noncurrent                       $         98,017      $         75,263      $         --     $       22,754
                                =============================================================================

December 31, 1998:

U.S. Government securities       $        259,411      $            627      $         57     $      258,841
Corporate debt securities                 232,058                 3,810                --            228,248
                                -----------------------------------------------------------------------------
                                 $        491,469      $          4,437      $         57     $      487,089
                                =============================================================================
Marketable securities,
noncurrent                       $         12,668      $             --      $     16,192     $       28,860
                                =============================================================================

The Company uses interest rate swap agreements to mitigate the risk associated with its floating rate debt. The fair value of the interest rate swap agreements at December 31, 1999, representing the cash the Company would receive to settle the agreements, was approximately $366,000. The fair value of the interest rate swap agreements at December 31, 1998, representing the cash requirements of the Company to settle the agreements, approximated $4.1 million. The Company has designated the interest rate swaps as cash flow hedges. There were no amounts of hedge ineffectiveness related to the Company's interest rate swaps during 1999 and 1998, and no gains or losses were excluded from the assessment of hedge effectiveness. The Company records the differential to be paid or received on the interest rate swaps as incremental interest expense. The Company expects approximately $376,000 in losses related to its interest rate swaps to affect earnings in 2000.

The Company has foreign currency forward contracts to hedge specific transactions denominated in foreign currencies. All foreign currency forward contracts have durations of ninety days to 21 months. These contracts have been designated as cash flow hedges and accordingly, to the extent effective, any unrealized gains or losses on these foreign currency forward contracts are reported in other comprehensive income. Realized gains and losses for the effective portion are recognized with the underlying hedge transaction. The Company assesses hedge ineffectiveness on a quarterly basis and records the gain or loss related to the ineffective portion to current earnings to the extent significant. If the Company determines that a cash flow hedge is no longer probable of occurring, the Company discontinues hedge accounting for the affected portion of the forecasted transaction and any unrealized gain or loss on the contract is recognized in current earnings. The notional settlement amount of the foreign currency forward contracts outstanding at December 31, 1999 was approximately $181.3 million. These contracts had a fair value of approximately

$6.7 million, representing an unrealized gain, and were included in other current assets at December 31, 1999.

In 1999, there were no significant amounts recognized in earnings due to hedge ineffectiveness or as a result of the discontinuance of cash flow hedge accounting because it was probable that the original transaction would not occur. The Company recognized $7.4 million of gains in product revenue and $2.7 million of gains in royalty revenue for the settlement of certain effective cash flow hedge instruments during the year ended December 31, 1999. These settlements were recorded in the same period as the related forecasted transactions affecting earnings. The Company expects approximately $5.3 million of unrealized gains at December 31, 1999 to affect earnings in 2000 related to its foreign currency forward contracts.

During 1998, the Company recognized $686,000 in other expense as a result of the discontinuance of cash flow hedges upon determining that it was no longer probable that the original forecasted transaction would occur. The Company also recognized a $322,000 gain in product revenue and a $485,000 loss in royalty revenue for the settlement of certain cash flow hedge instruments during the period. These settlements were recorded in the same period as the related forecasted transactions affecting earnings.

3. BORROWINGS

As of December 31, 1999, the Company had $17.5 million outstanding under a floating rate loan with a bank (the "Term Loan"). The Term Loan is secured by the Company's laboratory and office building in Cambridge, Massachusetts. The Term Loan provides for annual principal payments of $1.7 million in each of the years 1996 through 2004 with the balance due May 8, 2005. The Company also entered into an interest rate swap agreement, with the same bank, fixing its interest rate at 7.5% during the remaining term of the loan, payable semi-annually.

As of December 31, 1999, the Company had $39.5 million outstanding under a floating rate loan agreement with a bank for financing the construction of its biological manufacturing facility in North Carolina (the "Construction Loan"). The Construction Loan is secured by the facility. Payments of $805,000 are due quarterly through 2006 with the balance due in 2007. The Company also entered into an interest rate swap agreement, with the same bank, fixing its interest rate at 7.75% during the remaining term of the loan, payable quarterly.

The Term Loan and Construction Loan agreements include various covenants, including financial covenants, which require the Company to maintain minimum net worth, cash flow and various financial ratios. The Company's long-term debt obligations are carried at face value, which approximates fair market value.

Long-term debt at December 31, consists of the following:


(in thousands)                                                           1999                  1998
--------------------------------------------------------------    -------------------    ------------------

Term Loan due 2005                                             $             17,501   $             19,167
Construction Loan due 2007                                                   39,460                 42,681
                                                                  -------------------    ------------------
                                                                             56,961                 61,848
Current portion                                                              (4,888)                (4,888)
                                                                  -------------------    ------------------
                                                               $             52,073   $             56,960
                                                                  ===================    ==================

4. CONSOLIDATED BALANCE SHEETS DETAILS


Property and equipment:
December 31    (in thousands)                                            1999                  1998
--------------------------------------------------------------    -------------------    ------------------

Land                                                           $              12,349  $              8,359
Buildings                                                                     92,462                87,190
Leasehold improvements                                                        54,946                52,602
Equipment                                                                    191,809               120,887
                                                                  -------------------    ------------------
Total cost                                                                   351,566               269,038
Less accumulated depreciation                                                111,789                86,487
                                                                  -------------------    ------------------
                                                               $             239,777  $            182,551
                                                                  ===================    ==================

Depreciation expense was $25.9 million, $21.4 million and $15.9 million for 1999, 1998 and 1997, respectively.

Accrued expenses and other:


December 31    (in thousands)                                         1999                     1998
----------------------------------------------------------    ---------------------      ------------------

Royalties and licensing fees                               $                34,914    $             23,029
Income taxes                                                                64,545                  28,056
Other                                                                       55,798                  49,794
                                                              ---------------------      ------------------
                                                           $               155,257    $            100,879
                                                              =====================      ==================

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

The components of net periodic pension cost for each of the three years ended December 31 are summarized below:


(in thousands)                                             1999                 1998               1997
                                                     -----------------    -----------------    --------------

Service cost                                        $       2,923        $        2,225       $      1,873
Interest cost                                               1,307                 1,041                876
Expected return on plan assets                               (994)                 (722)              (497)
Amortization of transition asset                               --                   (21)               (21)
Amortization of prior service cost                             43                    43                 43
Amortization of net actuarial loss                             22                    --                 40
                                                     -----------------    -----------------    --------------
Net pension cost                                    $       3,301        $        2,566       $      2,314
                                                     =================    =================    ==============

Reconciliations of projected benefit obligations, fair value of plan assets and the funded status of the plans as of December 31, are presented below:


Change in projected benefit obligation          (in thousands)              1999                   1998
----------------------------------------------------------------      ------------------     ------------------

Net projected benefit obligation at the beginning of the year      $           (16,003)   $           (12,727)
Service cost                                                                    (2,923)                (2,225)
Interest cost                                                                   (1,307)                (1,041)
Actuarial gain (loss)                                                              697                   (341)
Gross benefits paid                                                                159                    331
                                                                      ------------------     ------------------
Net projected benefit obligation at the end of the year                        (19,377)               (16,003)
                                                                      ------------------     ------------------

Change in plan assets                           (in thousands)
----------------------------------------------------------------

Fair value of plan assets at the beginning of the year                          11,773                  8,393
Actual return on plan assets                                                     2,021                  2,142
Employer contributions                                                           1,500                  1,557
Gross benefits paid                                                                (43)                  (213)
Administrative expenses                                                           (190)                  (106)
                                                                      ------------------     ------------------
Fair value of plan assets at the end of the year
                                                                                15,061                 11,773
                                                                      ------------------     ------------------

Funded status at the end of the year            (in thousands)
----------------------------------------------------------------

Funded status at the end of the year                                            (4,316)                (4,230)
Unrecognized net actuarial (gain) loss                                          (1,833)                  (173)
Unrecognized prior service cost                                                    315                    358
Unrecognized net transition asset                                                    0                      0
                                                                      ------------------     ------------------
Net amount recognized at the end of the year                       $            (5,834)   $            (4,045)
                                                                      ==================     ==================

Weighted average assumptions at the end of the year
----------------------------------------------------------------

Discount rate                                                                     7.50%                  6.75%
Expected return on plan assets                                                    8.00%                  8.00%
Rates of compensation increase                                                    5.00%                  5.00%

The Company has an unfunded supplemental retirement plan. As of December 31, 1999 the projected benefit and the accumulated benefit obligations was $3.8 million and $2.8 million, respectively. As of December 31, 1998 the projected benefit and the accumulated benefit obligations was $3.2 million and $2.3 million, respectively.

6. OTHER INCOME, NET

Other income, net consists of the following (in thousands):


                                                        December 31,
                                 -----------------------------------------------------------
                                       1999                  1998                 1997
                                 ------------------     ----------------     ---------------
Interest income                           $ 35,407             $ 28,339            $ 22,135
Interest expense                            (4,639)              (5,944)             (5,309)
Other income (expense)                     (18,003)              (2,841)              6,020
                                 ------------------     ----------------     ---------------

Total other income, net                   $ 12,765             $ 19,554            $ 22,846
                                 ==================     ================     ===============


Other income (expense) for the period ended December 31, 1999 included a $15 million write-down of certain non-current marketable securities.

As part of its strategic product development efforts, the Company invests in equity securities of certain biotechnology companies with which it has collaborative agreements. In December of 1996, Biogen purchased approximately
1.5 million shares of Creative BioMolecules, Inc. common stock for $18 million. In March of 1997, Biogen purchased approximately 670,000 shares of CV Therapeutics, Inc. common stock for $7 million. In March of 1998, the Company purchased approximately 435,000 shares of CuraGen common stock for $5 million and converted 100,000 shares of CuraGen Series E Preferred Stock valued at $1 million into CuraGen common stock. Each of these small emerging companies is principally engaged in researching, developing or manufacturing drugs for human health care.

As a matter of policy, Biogen determines on a quarterly basis whether a decline in the fair value of a marketable security is other than temporary. Unrealized gains and losses on marketable securities are included in other comprehensive income in shareholders' equity, net of related tax effects. If a decline in the fair value of a marketable security below the Company's cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value with a charge to current earnings.

Up through and including the assessment at June 30, 1999, the Company concluded that substantial evidence existed suggesting that the value of the investments described above would recover to at least the Company's purchase price. Such evidence included the prospects for favorable clinical trial results, new product initiatives and new collaborative agreements. However, given the lack of any substantial price recovery during the quarter ended June 30, 1999 and the amount of time elapsed since the decline in value began, the Company concluded that it had become unclear over what period such price recovery would take place. As a result, it was determined that the positive evidence suggesting that the investments would recover to at least the Company's purchase price was not sufficient to overcome the presumption that the current market price of the investments was the best indicator of value at June 30, 1999. Accordingly, the related unrealized losses of approximately $15 million were recognized as other expense in the second quarter of 1999.

7. INCOME TAXES

The components of income (loss) before income taxes and of income tax expense (benefit) for each of the three years ended December 31, are as follows:


(in thousands)                                               1999                 1998                1997
                                                       ------------------    ----------------    ----------------

Income (loss) before income taxes:
Domestic                                            $            253,303  $          200,181  $         172,973
Foreign                                                           75,713              10,012            (24,005)
                                                       ------------------    ----------------    ----------------
                                                    $            329,016  $          210,193  $         148,968
                                                       ==================    ================    ================
Income tax expense:
Current
    Federal                                         $            112,499  $           58,152  $          33,688
    State                                                         15,587               3,937              2,735
    Foreign                                                        4,206                 887                916
                                                       ------------------    ----------------    ----------------
                                                    $            132,292  $           62,976  $          37,339
                                                       ------------------    ----------------    ----------------
Deferred
    Federal                                         $            (20,863) $            8,314  $          21,416
    State                                                         (2,863)                206              1,046
                                                       ------------------    ----------------    ----------------
                                                                 (23,726)              8,520             22,462
                                                       ------------------    ----------------    ----------------
Total income tax expense                            $            108,566   $          71,496  $          59,801
                                                       ==================    ================    ================

The Company's foreign subsidiaries generated operating losses in 1997 reflecting the costs of building a commercial infrastructure in Europe and the foreign subsidiaries' investment in the Company's research and development efforts.

Deferred tax assets (liabilities) are comprised of the following at December 31:


(in thousands)                                                         1999                     1998
                                                               ---------------------     --------------------

Tax credits                                                 $              35,089      $             13,454
Inventory and other reserves                                               14,927                    10,762
Other                                                                         549                     2,368
                                                               ---------------------     --------------------
Deferred tax asset                                                         50,565                    26,584
                                                               ---------------------     --------------------

Depreciation, amortization and other                                       (9,943)                   (7,095)
Unrealized gain on investments                                            (27,640)                       --
                                                               ---------------------     --------------------
Deferred tax liabilities                                                  (37,583)                   (7,095)
                                                               ---------------------     --------------------
                                                            $              12,982      $             19,489
                                                               =====================     ====================

A reconciliation of the U.S. federal statutory tax rate to the effective tax rate for the periods ending December 31 is as follows:


                                                            1999               1998               1997
                                                        --------------    ----------------    -------------
Statutory rate                                                 35.0   %            35.0   %          35.0  %
State taxes                                                     3.3                 3.0               2.7
Foreign taxes                                                  (2.6)                 --               6.3
Credits and net operating loss utilization                     (2.6)               (4.2)             (3.8)
Other                                                          (0.1)                0.2              (0.1)
                                                        --------------    ----------------    -------------
Effective tax rate                                             33.0   %            34.0   %          40.1  %
                                                        ==============    ================    =============

At December 31, 1999, the Company had tax credits of $35.1 million, most of which expire at various dates through 2014.

As of December 31, 1999, undistributed foreign earnings of non-U.S. subsidiaries included in consolidated retained earnings aggregated $113 million, exclusive of earnings that would result in little or no tax under current U.S. tax law. The Company intends to reinvest these earnings indefinitely in operations outside the United States. It is not practicable to estimate the amount of additional tax that might be payable if such earnings were remitted to the United States.

8. RESEARCH COLLABORATIONS

In October 1997, the Company signed a research and option agreement (the "CuraGen Agreement") with CuraGen Corporation ("CuraGen") under which the Company and CuraGen collaborate in the discovery of novel genes using
CuraGen's functional genomics technologies. In March of 1998, under the terms of the CuraGen Agreement, the Company purchased approximately 435,000 shares of CuraGen common stock at the then fair value for a total of $5 million. Additionally, 100,000 shares of CuraGen Series E Preferred Stock purchased by Biogen in 1997 for $1 million were automatically converted into 100,000 shares of CuraGen common stock. In October 1999, CuraGen drew down $10 million on a line of credit, previously extended to CuraGen pursuant to the terms of the CuraGen Agreement and simultaneously converted the borrowings into approximately 611,000 shares of Curagen common stock at the then fair value of $16.37 per share. The investment in CuraGen common stock is classified as available-for-sale and is included in long-term marketable securities as of December 31, 1999. The Company provided CuraGen with research and development funding of $1.1 million and $1.9 million in 1999 and 1998, respectively. The Company expects to fund research activities of CuraGen related to the collaboration of up to $750,000 in 2000, and in return, has an option to acquire an exclusive license to certain discoveries arising out of the collaborative efforts.

In March 1997, the Company signed a research collaboration and license agreement (the "CVT Agreement") with CV Therapeutics, Inc. ("CVT") under which Biogen obtained rights under CVT's patents and know-how to develop and market molecules that act as highly selective antagonists of the adenosine A1 receptor, for the treatment of congestive heart failure. Under the terms of the CVT Agreement, the Company purchased approximately 670,000 shares of CVT common stock at the then fair value for $7 million and paid a one-time license fee of $5 million, which was charged to research and development expense. The investment in CVT is classified as available-for-sale and is included in long-term marketable securities. In addition, pursuant to the terms of the CVT Agreement, the Company established a $12 million line of credit that CVT may use for operating purposes. At December 31, 1999, the Company had advanced $8 million under the line of credit to CVT.

In December 1996, the Company signed a research collaboration and license agreement (the "CBM Agreement") with Creative BioMolecules, Inc. ("CBM") under which Biogen obtained rights to develop and market CBM's morphogenic protein, OP-1, for the treatment of renal disorders. Under the CBM Agreement the Company purchased 1.5 million shares of CBM common stock for $18 million. The payment for the common stock included a $1.2 million premium over the fair value of the common stock which was charged to research and development expense. As of December 31, 1999, the investment is classified as available-for-sale and is included in long term marketable securities. The Company provided $10 million in research and development funding, which was charged to expense as provided in 1998. The CBM Agreement terminated at the end of 1999.

In July 1996, the Company signed a collaborative research and commercialization agreement (the "Ontogeny Agreement") with Ontogeny, Inc. ("Ontogeny"), a private biotechnology company, for the development and commercialization of three specific hedgehog cell proteins, a class of novel human proteins, that are responsible for reducing the formation or regeneration of tissue. Under the Ontogeny Agreement, the Company purchased 400,000 shares of preferred stock of Ontogeny for $1 million and acquired certain exclusive, worldwide rights related to products based on the hedgehog proteins for most disease areas. The Company accounts for its investment in Ontogeny, which is included in other assets, using the cost method of accounting. In November 1998, the Company extended and expanded its collaboration with Ontogeny and provided to Ontogeny a $4 million convertible loan. In June 1999, the loan was converted into 800,000 shares of Ontogeny Convertible Preferred Stock. The Company provided $2.8 million and $3.6 million of research funding to Ontogeny in 1999 and 1998, respectively. The Company has agreed to fund up to an additional $6 million in research funding over the next two years unless the agreement is terminated. If the Company exercises its option to proceed with development and commercialization of a hedgehog protein, the Company would be committed to additional funding in the form of license fees, equity investments and lines of credit.

In August 1995, the Company signed a collaborative research agreement (the "Genovo Agreement") for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. Under the Genovo Agreement, the Company acquired 380,000 shares of Genovo Series A Preferred stock for $4.5 million and acquired certain licensing rights. The Company accounts for this investment, which is included in other assets, using the equity method of accounting. The Company recorded its proportion of Genovo's net losses as research and development expense in the amounts of $7.6 million, $9 million, and $7.7 million in 1999, 1998 and 1997, respectively. At December 31, 1999, the Company had remaining research funding commitments to Genovo of approximately $2.4 million.

9. COMMITMENTS AND CONTINGENCIES

The Company rents laboratory and office space and certain equipment under noncancellable operating leases. The rental expense under these leases, which terminate at various dates through 2015, amounted to $11.9 million in 1999, $9.4 million in 1998 and $7.5 million in 1997. The lease agreements contain various clauses for renewal at the option of the Company and, in certain cases, escalation clauses linked generally to rates of inflation.

At December 31, 1999, minimum annual rental commitments under noncancellable leases were as follows:


     Year                                                  (in thousands)
     ----------------------------------------------------------------------
     2000                                              $            12,984
     2001                                                           10,245
     2002                                                           10,009
     2003                                                            8,447
     2004                                                            7,910
     Thereafter                                                     66,657
                                                       --------------------
     Total minimum lease payments                      $           116,252
                                                       ====================

On October 4, 1999 the Company began construction of its new research and development center in Cambridge, Massachusetts. The new 224,000 square foot building is expected to be completed in the spring of 2001. At December 31, 1999, $35 million had been committed for construction costs. Additionally, the Company is completing plans to build a large scale manufacturing plant in Raleigh, North Carolina. The Company expects that construction will be completed at the end of 2001. At December 31, 1999, $67 million had been committed for construction costs.

On July 3, 1996, Berlex Laboratories, Inc. ("Berlex") filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex's "McCormick" patent (U.S. Patent No. 5,376,567) in the United States in the production of Biogen's AVONEX(R) (Interferon beta-1a). In November 1996, Berlex's New Jersey action was transferred to the United States District Court in Massachusetts and consolidated for pre-trial purposes with a related declaratory judgment action previously filed by Biogen. On August 18, 1998, Berlex filed a second suit against Biogen alleging infringement by Biogen of a patent which was issued to Berlex in August 1998 and which is related to the McCormick patent (U.S. Patent No. 5,795,779). On September 23, 1998, the cases were consolidated for pre-trial and trial purposes. Berlex seeks a judgment granting it damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from the alleged infringement. An unfavorable ruling in the Berlex suit could have a material adverse effect on the Company's results of operations and financial position. The Company believes that it has meritorious defenses to the Berlex claims, but the ultimate outcome is not currently determinable. As a result, an estimate of any potential loss or range of loss cannot be made at this time. A hearing on the parties' summary judgment motions was completed in March 2000. Biogen moved for summary judgment of non-infringement of certain claims of the `567 patent, non-infringement of the `779 patent, as well as a determination of the invalidity of certain claims of the `567 patent and all of the claims of the `779 patent. Berlex moved to dismiss Biogen's inequitable conduct defenses and counterclaims. Berlex also moved for a declaration of literal infringement of certain claims of the `567 and the `779 patents. No decisions have been rendered to date. The Company expects a trial to occur in the second half of 2000.

In 1995, the Company filed an opposition with the Opposition Division of the European Patent Office to oppose a European patent (the "Rentschler I Patent") issued to Dr. Rentschler Biotechnologie GmbH ("Rentschler") relating to compositions of matter of beta interferon. In 1997, the European Patent Office issued a decision to revoke the Rentschler I Patent. Rentschler has appealed that decision and the appeal is still pending. On October 13, 1998, the Company filed another opposition with the Opposition Division of the European Patent Office to oppose a second European patent issued to Rentschler (the "Rentschler II Patent") with certain claims regarding compositions of matter of beta interferon with specific regard to the structure of the glycosylated molecule. While Biogen believes that the Rentschler II Patent will be revoked and that the revocation of the Rentschler I Patent will be upheld on appeal, if either the Rentschler I Patent or the Rentschler II Patent were to be upheld and if Rentschler were to obtain, through legal proceedings, a determination that the Company's sale of AVONEX(R) in Europe infringes a valid Rentschler patent, such result could have a material adverse effect on the Company's results of operation and financial position.

10. SHAREHOLDERS' EQUITY

CONVERTIBLE EXCHANGEABLE PREFERRED STOCK

The Company has authority to issue 20,000,000 shares of $.01 par value preferred stock.

SHAREHOLDER RIGHTS PLAN

In 1989, the Company's Board of Directors declared a dividend to holders of the Company's common stock of rights (the "Old Rights") to purchase shares of Series A Junior Participating Preferred Stock (the "Old Preferred Stock"). Each Old Right entitled the registered holder to purchase from the Company one one-hundredth of a share of Old Preferred Stock upon the terms and subject to the conditions set forth in a Rights Agreement, dated as of May 8, 1989, between the Company and The First National Bank of Boston (the "Old Plan"). The Old Plan and the Old Rights expired on May 8, 1999. Consequently, on April 16, 1999, the Board of Directors declared a dividend to holders of the Company's common stock of one new preferred share purchase right (a "New Right") for each outstanding share of common stock. The New Rights were granted on May 8, 1999 pursuant to a new Rights Agreement, dated May 8, 1999, between the Company and State Street Bank and Trust Company, as Rights Agent (the "New Plan"). Each New Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A-1 Junior Participating Preferred Stock, par value $.01 per share ("New Preferred Stock"), at a price of $850 per one one-thousandth of a share of New Preferred Stock, subject to adjustment. Each one one-thousandth of a share of New Preferred Stock has rights, privileges and preferences which make its value approximately equal to the value of one share of the Company's common stock. The New Rights are exercisable only if a person or group acquires 20% or more of the outstanding common stock of the Company or commences a tender or exchange offer, the consummation of which would result in the ownership of 20% or more of the outstanding common stock of the Company. Once the New Rights become exercisable, and in some circumstances if additional conditions are met, each New Right will entitle the Company's shareholders (other than the acquiror) to, among other things, purchase common stock at a substantial discount. Unless earlier redeemed or exchanged by the Company, the New Rights expire on May 8, 2009. The Company is entitled to redeem the New Rights at a price of $.001 per New Right.

The Old Preferred Stock has been eliminated and replaced with the New Preferred Stock. At December 31, 1999, the Company had 250,000 shares of New Preferred Stock authorized for use in connection with the New Plan.

SHARE OPTION AND PURCHASE PLANS

The Company has several stock-based compensation plans. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for its plans and applies Statement of Financial Accounting Standards No. 123 "Accounting for Stock Issued to Employees" ("SFAS 123") for disclosure purposes only. The SFAS 123 disclosures include pro forma net income and earnings per share as if the fair value-based method of accounting had been used. Stock issued to non-employees is accounted for in accordance with SFAS 123 and related interpretations. Included in compensation expense for the periods ending December 31, 1999, 1998 and 1997 were approximately $7.5 million, $2.2 million and $271,000, respectively, related to stock based compensation plans.

The Company has several plans and arrangements under which it may grant options to employees, Directors and Scientific Board members to purchase common stock. Under the terms of the Company's stock-based compensation plans, aproximately 47 million optons may be granted. Option grants are typically made under the 1985 Non-Qualified Stock Option Plan and the 1987 Scientific Board Stock Option Plan (the "Plans"). Options under the Plans are granted at no less than 100% of the fair market value on the date of grant. Options generally become exercisable over various periods, typically 5 to 7 years for employees and 3 years for Directors and Scientific Board members, and have a maximum term of 10 years.

Activity under these plans for the periods ending December 31, is as follows (shares are in thousands):


                                       1999                             1998                             1997
                            ----------------------------------------------------------------------------------------------
                                            Weighted                          Weighted                         Weighted
                                            Average                           Average                           Average
                                            Exercise                          Exercise                         Exercise
                             Shares          Price            Shares           Price            Shares           Price
                            ----------    -------------     -----------    ---------------    ------------    ------------
Outstanding, Jan. 1           22,376   $         15.97        22,304     $         11.98         23,496    $       10.39
Granted                        3,099             60.24         3,618               33.88          3,112            18.83
Exercised                     (5,435)            10.45        (2,612)               7.65         (3,304)            7.04
Canceled                      (2,102)            22.41          (934)              13.33         (1,000)           12.20
                            ----------    -------------     -----------    ---------------    ------------    ------------
Outstanding, Dec. 31          17,938   $         24.53        22,376     $         15.97         22,304    $       11.98
                            ==========    =============     ===========    ===============    ============    ============

Options exercisable            9,384                          10,998                             10,416
Available for grant            2,828                           3,824
                                                                                                  2,270
Weighted average fair
    value of options
     granted                           $         26.23                   $         14.63                   $        8.39

The table below summarizes options outstanding and exercisable at December 31, 1999 (shares are in thousands):

                                               Options Outstanding                            Options Exercisable
                               -----------------------------------------------------    ---------------------------------
                                                     Weighted
                                                     Average            Weighted                             Weighted
                                                    Remaining            Average                             Average
Range of                           Number          Contractual          Exercise           Number            Exercise
Exercise Price                  Outstanding            Life               Price          Exercisable          Price
---------------------------    ---------------    ---------------     --------------    --------------    ---------------

$0.00-$10.00                            3,809               3.53   $           7.77             3,359  $            7.72
$10.01-$20.00                           8,163               6.15              15.51             4,586              14.76
$20.01-$30.00                             976               8.00              22.93               180              22.38
$30.01-$40.00                             281               8.77              33.85                69              33.52
$40.01-$50.00                           2,703               8.98              41.25               890              41.12
$50.01-$60.00                             352               9.39              54.27                --                 --
$60.01-$70.00                              17               9.63              66.14                --                 --
$70.01-$80.00                           1,485               9.91              72.27               300              71.63
Over $80.00                               152               9.72              85.37                --                 --
                               ---------------                        --------------    --------------
Total                                  17,938                      $          24.53             9,384
                               ===============                        ==============    ==============

The Company also has two employee stock purchase plans covering substantially all of its employees. The plans allow employees to purchase common stock at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under the plans are subject to certain limitations and may not exceed an aggregate of 1,120,000 shares during the term of the plans; no shares may be issued after December 31, 2007. Through December 31, 1999, 365,690 shares have been issued under the stock purchase plans.

If compensation cost for the Company's 1999, 1998 and 1997 grants under the stock-based compensation plans had been determined based on SFAS 123, the Company's pro forma net income, and pro forma diluted earnings per share for the years ending December 31, would have been as follows (in thousands except per share data):


                                                              1999               1998              1997
                                                        -----------------    --------------    --------------
Pro forma net income                                 $           196,965  $        122,342  $         83,244
Pro forma diluted earnings per share                 $              1.25  $           0.79  $           0.54

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:


                                                       1999                   1998                1997
                                                   --------------         -------------        ------------

Expected dividend yield                                        0  %                  0  %                0  %
Expected stock price volatility                               36  %                 36  %               36  %
Risk-free interest rate                                      5.5  %                5.5  %          5.5-5.9  %
Expected option term in years                                5.6                   5.6                 5.8

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 did not apply to awards prior to 1995, and additional awards in future years are anticipated.

STOCK REPURCHASE PROGRAM

On February 22, 1999, the Company announced that its Board of Directors had authorized the repurchase of up to 8 million shares of the Company's common stock. The repurchased stock will provide the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. Stock purchases are expected to occur from time to time through 2000. The stock repurchase program may be discontinued at any time. During 1999, the Company repurchased approximately 3.4 million shares of its common stock at a cost of $197.7 million. Under a previous stock repurchase program, the Company in 1998 repurchased 1.8 million shares of its common stock at a cost of $65.6 million.

To enhance the 1999 stock repurchase program, the Company sold put warrants to and purchased call options from independent third parties for a total of 4 million shares of which 2.2 million shares were outstanding at December 31, 1999, at a strike price of $49.47. Additionally, during 1999 in a separate put warrant program to facilitate its purchase of common stock, the Company sold put warrants for total proceeds of $22.1 million. The Company had put warrants to purchase 1.6 million shares outstanding at December 31, 1999, at an average strike price of $68.99 relating to this put warrant program. All of the Company's put warrants outstanding are exercisable only at the date of expiration, with expiration dates ranging from January through November of 2000. The outstanding put warrants permit a net-share settlement at the Company's option and, therefore, did not result in a put obligation liability on the Company's Consolidated Balance Sheets. The put warrants sold in connection with the Company's stock repurchase program did not have a significant additional dilutive effect.

11.  SEGMENT INFORMATION

The Company operates in one segment, which is the business of developing, manufacturing and marketing drugs for human health care. The chief operating decision makers review the profit and loss of the Company on an aggregate basis and manage the operations of the Company as a single operating segment. The Company currently derives product revenues from sales of its AVONEX(R) (Interferon beta-1a) product for the treatment of relapsing forms of multiple sclerosis. The Company also derives revenue from royalties on worldwide sales by the Company's licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B vaccines and diagnostic products. Revenues are primarily attributed from external customers to individual countries where earned based on location of the customer or licensee. As of December 31, 1999, 1998, and 1997, respectively, no material amounts of product or royalty revenue could be attributable to an individual foreign country.

The Company's geographic information is as follows (in thousands):


December 31, 1999:                         US            EUROPE           ASIA              OTHER            TOTAL
-----------------------------------    ------------    -----------     ------------    ----------------    -----------
Product revenue from external
    customers                       $      442,278  $     173,640   $           --  $            4,718  $     620,636
Royalty revenue from external
    customers                              117,182         38,391           15,871               2,355        173,799
Long-lived assets                          270,179         20,910               --                 131        291,220

December 31, 1998:                         US            EUROPE           ASIA              OTHER            TOTAL
-----------------------------------    ------------    -----------     ------------    ----------------    -----------
Product revenue from external
    customers                       $      303,591  $      91,237   $           --  $               35  $     394,863
Royalty revenue from external
    customers                              108,177         37,573           13,940               3,034        162,724
Long-lived assets                          213,053         15,912               --                 105        229,070

 December 31, 1997:                        US            EUROPE           ASIA              OTHER            TOTAL
-----------------------------------    ------------    -----------     ------------    ----------------    -----------
Product revenue from external
    customers                       $      220,385  $      17,885   $           --  $            1,718  $     239,988
Royalty revenue from external
    customers                               88,424         50,279           15,362              17,856        171,921
Long-lived assets                          204,800         11,888               --                  --        216,688

The Company received revenue from five unrelated parties in 1999 accounting for a total of 15%, 13%, 13%, 11% and 11% of total product and royalty revenue. The Company received revenue from five unrelated parties in 1998 accounting for a total of 16%, 13%, 11%, 11% and 10% of total product and royalty revenue. The Company received revenue from four unrelated parties in 1997 accounting for a total of 19%, 11%, 11% and 10% of total product and royalty revenue.

12.  QUARTERLY FINANCIAL DATA (UNAUDITED)


(in thousands, except per share amounts)
                                        First         Second           Third         Fourth         Total
                                       Quarter        Quarter         Quarter        Quarter         Year
1999
Total revenues                     $    171,720  $      188,929   $     208,431  $    225,355  $     794,435
Product revenue                         131,320         145,852         163,448       180,016        620,636
Royalties revenue                        40,400          43,077          44,983        45,339        173,799
Total expenses and taxes                132,220         136,271         154,494       163,765        586,750
Other income, net                         6,184          (9,270)          8,092         7,759         12,765
Net income                               45,684          43,388          62,029        69,349        220,450
Basic earnings per share                   0.31            0.29            0.41          0.46           1.47
Diluted earnings per share                 0.29            0.28            0.39          0.44           1.40

1998
Total revenues                     $    114,472  $      128,812   $     145,904  $    168,399  $     557,587
Product revenue                          76,100          87,073         107,492       124,198        394,863
Royalties revenue                        38,372          41,739          38,412        44,201        162,724
Total expenses and taxes                 93,623         103,602         114,024       127,195        438,444
Other income, net                         6,922           6,239           5,685           708         19,554
Net income                               27,771          31,449          37,565        41,912        138,697
Basic earnings per share                   0.19            0.21            0.25          0.28           0.94
Diluted earnings per share                 0.18            0.20            0.24          0.27           0.90

                        REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors and
Shareholders of Biogen, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Biogen, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP

Boston, Massachusetts
January 14, 2000

SENIOR EXECUTIVES AND BOARD MEMBERS

Biogen, Inc. and Subsidiaries


Senior Biogen Executives                  Board of Directors                               Scientific Board


James L. Vincent                          James L. Vincent 2,3,5                           Phillip A. Sharp, Ph.D.
Chairman of the Board and                 Chairman of the Board and                        Chairman of the Scientific Board
Chief Executive Officer                   Chief Executive Officer                          Institute Professor and Director of the
                                          Biogen, Inc.                                     McGovern Institute for Brain Research,
                                                                                           Massachusetts Institute of Technology;
James C. Mullen                                                                            Nobel Laureate
President and                             Alexander G. Bearn, M.D. 5
Chief Operating Officer                   Executive Officer, American Philosophical
                                          Society
                                          Adjunct Professor, The Rockefeller University    Sir Kenneth Murray, Ph.D.
Burt A. Adelman, M.D.                     Professor Emeritus,                              Vice Chairman of the Scientific Board
Vice-President - Medical Research         Cornell University Medical College               Biogen Professor of Molecular Biology,
                                                                                           Emeritus
                                                                                           University of Edinburgh;
Cornelis "Kees" Been                      Alan Belzer 1, 5                                 Fellow of The Royal Society
Vice President - Business and             President, Chief Operating Officer and Director,
Market Development                        Allied-Signal, Inc. (retired)
                                                                                           Alexander G. Bearn, M.D.
                                                                                           Executive Officer, American Philosophical
Michael W. Bonney                         Harold W. Buirkle 1,2,4                          Society
Vice President - Sales and Marketing      Managing Director,                               Adjunct Professor, The Rockefeller
                                          The Henley Group, Inc. (retired)                 University
                                                                                           Professor Emeritus,
Thomas J. Bucknum, Esq.                                                                    Cornell University Medical College
Vice President - General Counsel,         Mary L. Good, Ph.D. 2
Secretary and Clerk                       Former Undersecretary for Technology,
                                          U.S. Department of Commerce                      Max D. Cooper, M.D.
                                          Management Member,                               Investigator,
Frank A. Burke, Jr.                       Venture Capital Investors, LLC,                  Howard Hughes Medical Institute;
Vice President - Human Resources          Donaghey University Professor at University of   Professor of Medicine, Pediatrics,
                                          Arkansas at Little Rock                          Microbiology and Pathology,
                                                                                           University of Alabama at Birmingham
Joseph M. Davie, M.D., Ph.D.
Senior Vice President - Research          Thomas F. Keller, Ph.D. 1
                                          R.J. Reynolds Professor and Dean,                Joseph M. Davie, M.D., Ph.D.
Sylvie L. Gregoire, Pharm. D.             Fuqua School of Business Europe,                 Senior Vice President - Research,
Vice President - Regulatory Affairs       Duke University                                  Biogen, Inc.

Robert A. Hamm
Vice President - Manufacturing            Roger H. Morley 2,4                              Richard A. Flavell, Ph.D.
                                          Vice President, Schiller International           Professor and Chairman,
                                          University                                       Immunobiology Section,
Timothy M. Kish                           Co-Managing Director, R&R Inventions Ltd.;       Howard Hughes Medical Institute,
Vice President - Finance and              Former President, American Express Co.           Yale University School of Medicine;
Chief Financial Officer                                                                    Fellow of The Royal Society

Mark W. Leuchtenberger                    James C. Mullen 1
Vice President - International            President and Chief Operating Officer,           Daniel H. Rich, Ph.D.
                                          Biogen, Inc.                                     Professor of Medicinal Chemistry
David D. Pendergast, Ph.D.                                                                 and Organic Chemistry,
Vice President - Product Development                                                       University of Wisconsin - Madison
and Quality Assurance                     Sir Kenneth Murray, Ph.D. 3,5
                                          Biogen Professor of Molecular Biology, Emeritus
                                          University of Edinburgh;                         Kai L. Simons, M.D., Ph.D.
                                          Fellow of The Royal Society                      Professor of Cell Biology
                                                                                           European Molecular Biology Lab,
                                                                                           Heidelberg, Germany
                                          Phillip A. Sharp, Ph.D. 2, 3
                                          Institute Professor and Director of the
                                          McGovern Institute                               Thomas P. Stossel, M.D.
                                          for Brain Research,                              Co-Director,
1 Member of the Finance and Audit         Massachusetts Institute of Technology; Nobel     Division of Hematology,
  Committee                               Laureate                                         Brigham and Women's Hospital
2 Member of the Compensation and
  Management Resources Committee
3 Member of the Project Share Committee   Alan K. Simpson 5                                Daniel I.C. Wang, Ph.D.
4 Member of the Stock and Option Plan     Director of the Institute of Politics and        Institute Professor of Chemical
  Administration Committee                Visiting Lecturer,                               Engineering
5 Member of the Nominating Committee      John F. Kennedy School of Government             Massachusetts Institute of Technology
                                          Harvard University; Former U.S. Senator


                                          James W. Stevens 1, 5
                                          Former Chairman, Prudential Asset
                                          Management Group



SHAREHOLDER INFORMATION
Biogen, Inc. and Subsidiaries


Corporate Headquarters:                                     SEC Form 10-K
Biogen, Inc.                                                A copy of the Company's annual report to the
14 Cambridge Center                                         Securities and Exchange Commission on
Cambridge, MA 02142                                         Form 10-K is available upon written request to the:
Telephone: (617) 679-2000                                   Corporate Communications Department
Fax:       (617) 679-2617                                   Biogen, Inc.
                                                            14 Cambridge Center
Annual Meeting                                              Cambridge, MA 02142.
Friday, June 16, 2000 at 10:00 a.m.
at the Company's offices at 12 Cambridge Center             Transfer Agent
All shareholders are welcome.                               For shareholder questions regarding lost certificates,
                                                            address changes and changes of ownership or name
Market for Securities                                       in which the shares are held, direct inquiries to:
Biogen's securities are quoted on the                       State Street Bank and Trust Company
NASDAQ National Market System.                              P.O. Box 8200
Common stock symbol: BGEN.                                  Boston, MA 02266-8200
                                                            Telephone: (800) 426-5523
As of March 20, 2000 there were approximately
2,667 holders of record of the Company's Common             Independent Accountants
Stock. The Company has not paid any cash dividends          PricewaterhouseCoopers LLP
on its Common Stock since its inception, and does not       160 Federal Street
intend to pay any dividends in the foreseeable future.      Boston, MA 02110
On June 25, 1999, the Company effected a two-for-one
stock split of its Common Stock. The quarterly high         U.S. Legal Counsel
and low closing prices (adjusted to reflect the stock       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
split) of the Company's Common Stock on the                 One Financial Center
NASDAQ National Market System for 1999 and 1998             Boston, MA 02111
are as follows:
                                                            News Releases
                            High                Low         As a service to our shareholders and prospective
Fiscal 1999                                                 investors, copies of Biogen news releases issued in the
---------------------                                       last 12 months are now available almost immediately
First Quarter               58 19/32           39 19/32     24 hours a day, seven days a week, on the Internet's
Second Quarter              64 5/16            46 3/16      World Wide Web at http://www.prnewswire.com and
Third Quarter               89 3/16            63 1/16      via automated fax by calling "Company News On Call"
Fourth Quarter              88 1/16            64 3/8       at 1-800-758-5804, ext. 101550. Biogen news
                                                            releases are usually posted on both systems within one
Fiscal 1998                                                 hour of being issued are available at no cost.
First Quarter               24 27/32           16 5/8
Second Quarter              24 27/32           20 17/32
Third Quarter               34                 23 1/8
Fourth Quarter              43 7/16            31
                                                            The Biogen logo and AVONEX(R)are registered
                                                            Trademarks of Biogen, Inc. AMEVIVE(TM) and ANTOVA(TM)
                                                            are trademarks of Biogen, Inc. Intron(R)A, REBETOL(R) and
                                                            REBETRON(R) are registered trademarks of Schering-Plough
                                                            Corporation. Betaseron(R) is a registered trademark of Berlex
                                                            Laboratories, Inc. Betaferon(R) is a registered trademark of
                                                            Schering AG, Germany. Copaxone(R)is a registered trademark
                                                            Of Teva Pharmaceutical Industries, Ltd. Infergen(R) is a
                                                            registered trademark of Amgen.


Biogen, Inc. and Subsidiaries
Offices Worldwide


Biogen, Inc.                          Biogen GmbH                         Biogen Limited
14 Cambridge Center                   Effingergasse 21                    5d Roxborough Way
Cambridge, MA 02142                   1160 Vienna                         Foundation Park
United States                         Austria                             Maidenhead, Berkshire SL6 2UD
Tel   617 679-2000                    Tel   43 1 48 44 61 3               United Kingdom
Fax   617 679-2617                    Fax   43 1 48 44 61 311             Tel   44 1628 501000
                                                                          Fax   44 1628 501010
Biogen Europe                         Biogen Belgium S.A.
Le Capitole                           Avenue de Tyras 111
55 avenue des Champs Pierreux         1120 Neder-Over-Heembeek
92012 Nanterre                        Belgium
France
Tel   33 1 41 37 95 95                Biogen Canada, Inc.
Fax   33 1 41 37 24 00                3-Robert Speck Parkway
                                      Mississauga, Ontario L4Z2G5
RTP - Biogen, Inc.                    Canada
P.O. Box 14627                        Tel    1 888 456-2263
5000 Davis Drive
Research Triangle Park                Biogen France S.A.
NC 27709-4627                         Le Capitole
Tel   919 941-1100                    55 avenue des Champs Pierreux
Fax   919 941-1112                    92012 Nanterre
                                      France
Biogen (Denmark) A/S                  Tel   33 1 41 37 95 95
Lyngbyvej 28                          Fax   33 1 40 97 00 53
2100 Copenhagen
Denmark                               Biogen GmbH
Tel   45 39 16 91 91                  Carl-Zeiss Ring 6
Fax   45 39 16 91 99                  85737 Ismaning
                                      Germany
Biogen Sweden AB                      Tel   49 89 99 61 70
Kanalvagen 10C/12                     Fax   49 89 99 61 71 99
S-194 61 Upplands Vasby
Stockholm, Sweden                     Biogen International B.V.
Tel   46 8 590 041 70                 Robijnlaan 8
Fax   46 8 590 042 02                 2132 WX Hoofddorp
                                      The Netherlands
Biogen Norway AS                      Tel   31 23 566 81 81
Karenslyst Alle 8b                    Fax   31 23 566 81 82
N-0277 oslo
Norway                                Biogen Finland Oy
Tel   47 23 12 06 38                  Pakkalankuja 6
Fax   47 23 12 05 98                  SF-0150 Vantaa
                                      Finland
                                      Tel   358 9 77 43 700
                                      Fax   358 9 77 43 70 40

                                  Biogen, Inc.
                                   Schedule II
                 Valuation and Qualifying Accounts and Reserves
                    Years Ended December 31, 1999, 1998, 1997
                                 (in thousands)



                                                                     ADDITIONS
                                              BALANCE AT             CHARGED TO
                                             BEGINNING OF            COSTS AND                                   BALANCE AT END
         DESCRIPTION                            PERIOD               EXPENSES              DEDUCTIONS              OF PERIOD

Allowance for Doubtful Accounts

Year Ended December 31, 1999            $               1,642  $                 --   $                 --   $              1,642
                                           -------------------   -------------------    -------------------    -------------------
Year Ended December 31, 1998            $               1,645  $                 --   $                  3   $              1,642
                                           -------------------   -------------------    -------------------    -------------------
Year Ended December 31, 1997            $               1,480  $              1,196   $              1,031   $              1,645
                                           -------------------   -------------------    -------------------    -------------------


Sales Returns & Allowances,
Discounts and Rebates

Year Ended December 31, 1999            $               5,592  $             42,090   $             39,028   $              8,654
                                           -------------------   -------------------    -------------------    -------------------
Year Ended December 31, 1998            $               3,789  $             26,172   $             24,369   $              5,592
                                           -------------------   -------------------    -------------------    -------------------
Year Ended December 31, 1997            $               1,350  $             18,387   $             15,948   $              3,789
                                           -------------------   -------------------    -------------------    -------------------

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE





To the Board of Directors
of Biogen, Inc.

Our audits of the consolidated financial statements referred to in our report dated January 14, 2000 appearing in the 1999 Annual Report to Shareholders of Biogen, Inc. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the Financial Statement Schedule listed in Item 14(a)(2) of this Form 10-K. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.





PricewaterhouseCoopers LLP

Boston, Massachusetts
January 14, 2000