Form 10-K, Exhibit 13
period 2000-12-31
BIOGEN INC
filed 2001-03-30
CIK 714655

                                                                      Exhibit 13

Financials

Biogen, Inc. and Subsidiaries






  20    Selected Financial Data
  21 Management's Discussion and Analysis of Financial Condition and Results of Operations
  33    Consolidated Statements of Income
  34    Consolidated Balance Sheets
  35    Consolidated Statements of Cash Flows
  36    Consolidated Statements of Shareholders' Equity
  37    Notes to Consolidated Financial Statements
  54    Report of Independent Accountants
  55    Senior Executives and Board Members
  56    Shareholder Information

Selected Financial Data

Biogen, Inc. and Subsidiaries

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

YEARS ENDED DECEMBER 31,                  2000         1999          1998          1997           1996
-------------------------------------------------------------------------------------------------------------
Product revenue                       $  761,079    $  620,636    $  394,863    $  239,988    $   78,202
Royalty revenue                          165,373       173,799       162,724       171,921       181,502
Total revenues                           926,452       794,435       557,587       411,909       259,704
Total costs and expenses                 598,096       478,184       366,948       285,787       234,541
Income before income taxes               487,105       329,016       210,193       148,968        40,829
Net income                               333,577       220,450       138,697        89,167        40,530
Diluted earnings per share                  2.16          1.40          0.90          0.58          0.28
Cash, cash equivalents and short-
   term marketable securities            682,412       654,539       516,914       440,088       321,381
Total assets                           1,431,856     1,277,973       924,715       813,825       634,572
Long-term debt, less current
   portion                                47,185        52,073        56,960        61,846        62,254
Shareholders' equity                   1,106,402       979,530       718,613       536,293       484,370
Shares used in calculating diluted
   earnings per share                    154,602       157,788       154,270       152,999       146,442

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

RESULTS OF OPERATIONS 2000 AS COMPARED TO 1999

REVENUES

Total revenues in 2000 were $926.5 million, as compared to $794.4 million in 1999, an increase of $132.1 million or approximately 17%.

Product sales in 2000 were $761.1 million as compared to $620.6 million in 1999, an increase of $140.5 million or approximately 23%. Product sales from AVONEX(R) represent approximately 82% of the Company's total revenues in 2000 as compared to 78% in 1999. The growth in 2000 was primarily attributable to an increase in the sales volume of AVONEX(R) in the United States and in the fifteen member countries of the European Union ("EU"). AVONEX(R) sales outside of the United States were approximately $208.5 million in 2000 as compared to $178.4 million in 1999.

Revenues from royalties in 2000 were $165.4 million, a decrease of $8.4 million or approximately 5% as compared to $173.8 million of royalty revenue in 1999. Revenues from royalties represented approximately 18% of total revenues in 2000 as compared to 22% in 1999. The decrease in royalty revenues in 2000 over the comparable period in 1999 is primarily the result of reductions attributable to patent expirations and lower licensee sales. See "Outlook - Royalty Revenue" and "Outlook - Patents and Other Proprietary Rights".

In the near and long term, the Company expects to experience declining royalty revenues as a result of patent expirations, other patent-related events and a potential decrease in sales by licensees of licensed products. In the near term, Biogen's royalty revenues may also be significantly affected as a result of a dispute with Schering-Plough Corporation ("Schering-Plough") over twelve to eighteen months of royalties payable by Schering-Plough on U.S. sales of its alpha interferon products, including INTRON(R) A. See "Outlook - Royalty Revenue." In addition, sales levels of products sold by the Company's licensees may fluctuate from quarter to quarter due to the timing and extent of major events such as new indication approvals or government sponsored programs. For a discussion of some of the factors that may affect royalty revenues in the future, see "Outlook - Royalty Revenue" and "Outlook - Patents and Other Proprietary Rights". The Company expects product sales as a percentage of total revenues to continue to increase in the near and long term as the Company continues to market AVONEX(R) worldwide, and as royalty revenues continue to decline, the Company also expects sales from AVONEX(R) outside the United States to continue to increase as a percentage of total product sales. The Company, however, expects to face increasing competition in the MS marketplace in and outside the United States from existing and new MS treatments that may impact sales of AVONEX(R). See "Outlook - Competition".

COSTS AND EXPENSES

Total costs and expenses in 2000 were $598.1 million as compared to $478.2 million in 1999, an increase of approximately 25%.

Cost of revenues in 2000 totaled $125.2 million, an increase of $14.2 million or 13% as compared to 1999. The increase in cost of revenues was attributable to the higher sales volume of AVONEX(R). Included in cost of revenues in 2000 and 1999 is $112.9 million and $96.9 million, respectively, from product sales and $12.3 million and $14.1 million, respectively, relating to royalty revenue. Gross margins on product sales increased to approximately 85% for the period ended December 31, 2000 compared to 84% for the same period in 1999. Gross margins on royalty revenue increased to approximately 93% for the period ended December 31, 2000 compared to 92% for the same period in 1999. The Company expects that gross margins on royalty revenue will fluctuate in the future based on changes in sales volumes for specific products.

Research and development expenses in 2000 were $302.8 million, an increase of $81.6 million or 37% as compared to $221.2 million in 1999. The increase was primarily due to an increase in clinical trial costs of $35.9 million, the costs associated with an increase in the Company's other development efforts related to its ongoing research and development programs of $14 million and the funding of collaboration agreements of $12.4 million. The Company expects that, in the near and long-term, research and development expenses will increase as the Company continues to expand its development efforts with respect to new products, conducts clinical trials of these products and continues work on new formulations and delivery methods for AVONEX(R).

Selling, general and administrative expenses in 2000 were $170.1 million, an increase of $24.1 million or 17% as compared to 1999. This increase was primarily due to an increase in selling and marketing expenses related to the sale of AVONEX(R). The Company expects that selling, general and administrative expenses will continue to increase in the near term as the Company continues to expand its sales and marketing organizations necessary to sell AVONEX(R) worldwide and as the Company expands in anticipation of additional products.

OTHER INCOME, NET

Other income, net consists of interest income, partially offset by interest expenses and other non-operating income and expenses. Other income, net in 2000 was $158.7 million as compared to $12.8 million in 1999, an increase of $145.9 million. Interest income in 2000 was $43 million compared $35.4 million in 1999, an increase of $7.6 million or 21% due to higher average yields and an increase in funds invested. The Company expects interest income to vary based on changes in the amount of funds invested and fluctuations in interest rates. Interest expense decreased $0.3 million or 7% in 2000 from 1999. Other income (expense) increased by $138.1 million in 2000 from 1999. Other income (expense) for the period ended December 31, 2000 included gains on the sale of certain non-current marketable securities totaling approximately $101.1 million. Additionally, the Company realized gains of approximately $24.1 million upon the acquisition of two of its investees by third parties. Other income (expense) for the period ended December 31, 1999 included a $15 million write-down of certain non-current marketable securities.

Other income, net consists of the following (in thousands):

                                    December 31,
                             -------------------------
                                2000           1999
                             ---------       --------
Interest income              $ 42,965       $ 35,407
Interest expense               (4,310)        (4,639)
Other income (expense)        120,094        (18,003)
                             --------       --------

Total other income, net      $158,749       $ 12,765
                             ========       ========

INCOME TAXES

The Company's effective tax rate in 2000 was 31.5%. Income tax expense for 2000 varied from the amount computed at the U.S. federal statutory rates primarily due to higher sales in European jurisdictions with lower tax rates and to the utilization of research and development tax credits. The Company's effective tax rate outside the U.S. is lower than the U.S. tax rate, and the Company expects that the U.S. tax rate will decline as a percentage of its total tax rate as international sales increase.

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

OTHER INCOME, NET

Other income, net consists primarily of interest income, partially offset by interest expenses and other non-operating income and expenses. Other income, net in 1999 was $12.8 million as compared to $19.6 million in 1998, a decrease of $6.8 million or approximately 35%. Interest income in 1999 was $35.4 million compared to $28.3 million in 1998, an increase of $7.1 million or 25% due to an increase in funds invested. Interest expense decreased $1.3 million or 22% in 1999 from 1998. Other expense increased by $15.2 million in 1999 from 1998, due primarily to a $15 million write-down related to certain non-current marketable securities in the second quarter of 1999.

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

FINANCIAL CONDITION

At December 31, 2000, cash, cash equivalents and short-term marketable securities were $682.4 million compared with $654.5 million at December 31, 1999, an increase of $27.9 million. Working capital decreased $12.7 million to $707.3 million. Net cash from operating activities for the year ended December 31, 2000 was $365.9 million compared with $363.6 million in 1999. Cash outflows from investing activities during 2000 included investments in property and equipment and patents of $199.1 million and investments in collaborative partners of $5 million. Net cash inflows from investing activities related to marketable securities was $99.1 million. Significant cash outflows from financing activities included $300.2 million for purchases of the Company's common stock under its stock repurchase program and $4.9 million for repayments on loan agreements with banks. Cash inflows from financing activities included $36 million from common stock option exercises and employee stock purchase plan activity.

In August 1995, the Company entered into a loan agreement with a bank for financing the construction of its biological manufacturing facility in North Carolina (the "Construction Loan"). During 1997, the Company completed construction of the facility and the funds advanced under the Construction Loan were converted to a floating rate ten-year term loan with principal and interest payable quarterly. As of December 31, 2000, the Company had $36.2 million outstanding under the Construction Loan. The Construction Loan is secured by the underlying building. The Company also entered into an interest rate swap agreement with the same bank, fixing its interest rate on the Construction Loan at 7.75% during the remaining term of the loan with interest payable quarterly. In addition, as of December 31, 2000, the Company had $15.8 million outstanding under a floating rate loan with a bank (the "Term Loan"). The Term Loan is secured by the Company's laboratory and office building in Cambridge, Massachusetts. The Company has fixed its interest rate on the Term Loan at 7.5% under the terms of an interest rate swap agreement. Terms of the Company's loan agreements include various covenants, including financial covenants which require the Company to maintain minimum net worth, cash flow and various financial ratios.

On December 18, 2000, the Company announced that its Board of Directors had authorized the repurchase of up to 4 million shares of the Company's common stock. The repurchased stock will provide the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. Stock purchases are expected to occur from time to time through 2001. The stock repurchase program may be discontinued at any time. In November of 2000, the Company completed a previous stock repurchase program. During 2000, the Company repurchased approximately 4.6 million shares of its common stock under this program at a cost of $300.2 million.

On October 4, 1999, the Company began construction of its new research and development center in Cambridge, Massachusetts. The new 224,000 square foot building is expected to be completed in the spring of 2001 at a total cost of approximately $95 million, of which $81.4 million had been committed at December 31, 2000. Additionally, the Company is completing plans to build a large scale manufacturing plant in Raleigh, North Carolina. The Company expects that construction will be completed at the end of 2001 at a total cost of approximately $175 million of which $141.9 million had been committed at December 31, 2000.

In September 2000, the Company signed a research and development agreement (the "Eos Agreement") with Eos Biotechnology, Inc. ("Eos"), under which the Company and Eos will collaborate in the research and development of novel targets for antibody and protein therapeutics in the area of breast cancer. Under the Eos Agreement, the Company purchased 1.9 million shares of preferred stock of Eos for $5 million. In addition, the Company paid a one-time non-refundable license fee of $6 million, which was charged to research and development expense and acquired certain exclusive, worldwide rights related to breast cancer-specific molecules for the use in the development of new antibody and secreted protein therapeutics. The Company accounts for its investment in Eos, which is included in other assets, using the cost method of accounting. The Company provided Eos with research and development funding of $250,000 in 2000. The Company expects to fund research activities of Eos related to the collaboration of up to $1.5 million in 2001.

In August 2000, the Company signed a development and marketing collaboration agreement (the "Antegren Agreement") with Elan Corporation, plc ("Elan") under which the Company and Elan collaborate in the development, manufacture and commercialization of Antegren(R), a humanized monoclonal antibody and alpha 4 integrin inhibitor. Under the terms of the Antegren Agreement, Biogen and Elan will share costs for on-going development activities. The Company paid a one-time non-refundable license fee of $15 million, which was charged to research and development expense.

In October 1997, the Company signed a research and option agreement (the "CuraGen Agreement") with CuraGen Corporation ("CuraGen") under which the Company and CuraGen collaborate in the discovery of novel genes using CuraGen's functional genomics technologies. The Company provided CuraGen with research and development funding of $1.5 million, $1.1 million and $1.9 million in 2000, 1999 and 1998, respectively. The Curagen Agreement was terminated in September 2000 and all investments in CuraGen common stock were sold during 2000.

In March 1997, the Company signed a research collaboration and license agreement (the "CVT Agreement") with CV Therapeutics, Inc. ("CVT") under which Biogen obtained rights under CVT's patents and know-how to develop and market molecules that act as highly selective antagonists of the adenosine A1 receptor, for the treatment of congestive heart failure. Under the terms of the CVT Agreement, the Company purchased approximately 670,000 shares of CVT common stock at the then fair value for $7 million and paid a one-time license fee of $5 million, which was charged to research and development expense. The investment in CVT is classified as available-for-sale and is included in long-term marketable securities. At December 31, 2000 the Company retained approximately 670,000 shares of CVT common stock.

In December 1996, the Company signed a research collaboration and license agreement (the "CBM Agreement") with Creative BioMolecules, Inc. ("CBM") under which Biogen obtained rights to develop and market CBM's morphogenic protein, OP-1, for the treatment of renal disorders. Under the CBM Agreement, the Company purchased 1.5 million shares of CBM common stock for $18 million. The payment for the common stock included a $1.2 million premium over the fair value of the common stock which was charged to research and development expense. The Company provided $10 million in research and development funding, which was charged to expense as provided in 1998. The CBM Agreement terminated at the end of 1999 and all investments in CBM common stock were sold during 2000.

In July 1996, the Company signed a collaborative research and commercialization agreement (the "Ontogeny Agreement") with Ontogeny, Inc. ("Ontogeny"), a private biotechnology company, for the development and commercialization of three specific hedgehog cell proteins, a class of novel human proteins, that are responsible for reducing the formation or regeneration of tissue. Under the Ontogeny Agreement, the Company purchased 400,000 shares of preferred stock of Ontogeny for $1 million and acquired certain exclusive, worldwide rights related to products based on the hedgehog proteins for most disease areas. In November 1998, the Company extended and expanded its collaboration with Ontogeny and provided to Ontogeny a $4 million convertible loan. In June 1999, the loan was converted into 800,000 shares of Ontogeny Convertible Preferred Stock. The Ontogeny Agreement was terminated in July 2000. In August 2000, Ontogeny merged with two other biotechnology companies to form Curis Inc. ("Curis"). As a shareholder in Ontogeny, Biogen received Curis common stock in exchange for the Company's shares in Ontogeny. The Company provided $1 million, $2.8 million and $3.6 million of research funding to Ontogeny in 2000, 1999 and 1998, respectively. Additionally, the Company provided $1.5 million upon conclusion of the Ontogeny Agreement, which was charged to research and development expense. At December 31, 2000 the investment in Curis is classified as available-for-sale and is included in long-term marketable securities. At December 31, 2000 the Company retained approximately 308,000 shares of Curis common stock.

In August 1995, the Company signed a collaborative research agreement (the "Genovo Agreement") for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. Under the Genovo Agreement, the Company acquired 380,000 shares of Genovo Series A Preferred stock for $4.5 million and acquired certain licensing rights. The Company accounted for this investment, which was included in other assets, using the equity method of accounting. The Company recorded its proportion of Genovo's net losses as research and development expense in the amounts of $3.9 million, $7.6 million, and $9 million in 2000, 1999, and 1998, respectively. In August 2000, Genovo entered into a merger agreement ("Targeted Merger Agreement") with Targeted Genetics Corporation ("Targeted"). As a shareholder in Genovo, Biogen received Targeted common stock in exchange for the Company's shares in Genovo. Additionally, concurrently with the Targeted Merger Agreement, the Company entered into a development and marketing agreement and a funding agreement (the "Targeted

Agreements") for gene therapy research and development in oncology. The Targeted Agreements provide for a $10 million credit facility. Targeted also has an option to sell to the Company an additional $10 million of Targeted common stock at fair value. As of December 31, 2000, there were no borrowings outstanding under the credit facility and the Company provided $250,000 in research funding to Targeted in 2000.

The Company believes that existing funds and cash generated from operations are adequate to satisfy its working capital and capital expenditure requirements in the foreseeable future. However, the Company may raise additional capital to take advantage of favorable conditions in the market or in connection with the Company's development activities.

LEGAL MATTERS

On July 3, 1996, Berlex Laboratories, Inc. ("Berlex") filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex's "McCormick" patent (U.S. Patent No. 5,376,567) in the United States in the production of Biogen's AVONEX(R) (Interferon beta-1a) product. In November 1996, Berlex's New Jersey action was transferred to the United States District Court in Massachusetts and consolidated for pre-trial purposes with a related declaratory judgment action previously filed by Biogen. On August 18, 1998, Berlex filed a second suit against Biogen alleging infringement by Biogen of a patent which was issued to Berlex in August 1998 and which is related to the McCormick patent (U.S. Patent No. 5,795,779). On September 23, 1998, the cases were consolidated for pre-trial and trial purposes. Berlex sought a judgment granting it damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from the alleged infringement. A hearing on the parties' summary judgment motions in the case was completed in March 2000. In September 2000, the District Court rendered final judgment in favor of Biogen and against Berlex determining that Biogen's production of AVONEX(R) did not infringe any of the claims of the Berlex patents. Berlex has appealed this decision with the Court of Appeals for the Federal Circuit and the parties are in the process of briefing the appeal for oral argument. An unfavorable ruling on appeal would result in the case being remanded to the District Court for trial. If Berlex were to be successful in its appeal and the case were remanded, an unfavorable ruling in the remanded case could have a material adverse effect on the Company's results of operations and financial position. The Company believes that the decision of the District Court that Biogen does not infringe the Berlex patents is sound, but the ultimate outcome of the appeal is not currently determinable. As a result, an estimate of any potential loss or range of loss cannot be made at this time.

In 1995, the Company filed an opposition with the Opposition Division of the European Patent Office to oppose a European patent (the "Rentschler I Patent") issued to Dr. Rentschler Biotechnologie GmbH ("Rentschler") relating to compositions of matter of beta interferon. In 1997, the European Patent Office issued a decision to revoke the Rentschler I Patent. Rentschler appealed that decision and an oral hearing on the appeal took place in December 2000. At the oral hearing in order to gain reinstatement of the patent, Rentschler narrowed the patent claims so as to claim only a specific cell line. Biogen does not use the specific cell line now claimed. On October 13, 1998, the Company filed another opposition with the Opposition Division of the European Patent Office to oppose a second European patent issued to Rentschler (the "Rentschler II Patent") with certain claims regarding compositions of matter of beta interferon with specific regard to the structure of the glycosylated molecule. A hearing on the Company's opposition previously scheduled for October 2000 has been postponed, and will likely be held in 2001. While Biogen believes that the Rentschler II Patent will be revoked and that the revocation of the Rentschler I Patent will be upheld on appeal, if either the Rentschler I Patent or the Rentschler II Patent were to be upheld and if Rentschler were to obtain, through legal proceedings, a determination that the Company's sale of AVONEX(R) in Europe infringes a valid Rentschler patent, such result could have a material adverse effect on the Company's results of operation and financial position.

NEW ACCOUNTING PRONOUNCEMENT

In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues, as well as examples of how the staff applies revenue recognition guidance to specific circumstances. The Company adopted SAB 101 in 2000. Adoption of SAB 101 did not have a material effect on the Company's financial position and results of operations.

OUTLOOK

SAFE HARBOR STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1996

In addition to historical information, this annual report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Reference is made in particular to forward-looking statements regarding the anticipated level of future product sales, royalty revenues, expenses and profits, statements regarding the timing of clinical trials, statements regarding the potential outcome of clinical programs, the marketing of additional products and predictions as to the anticipated outcome of pending or anticipated litigation, arbitration and patent-related proceedings and the Company's expectations as to the value of its investments in certain marketable securities. These and all other forward-looking statements are made based on the Company's current belief as to the outcome and timing of such future events. Factors which could cause actual results to differ from the Company's expectations and which could negatively impact the Company's financial condition and results of operations are discussed below.

DEPENDENCE ON AVONEX(R) SALES

The Company's ability to sustain increases in revenues and profitability for the next several years will be primarily dependent on the level of revenues and profitability from AVONEX(R) sales. The Company's ability to sustain profitability from sales of AVONEX(R) will depend on a number of factors, including: continued market acceptance of AVONEX(R) worldwide; the Company's ability to maintain a high level of patient satisfaction with AVONEX(R); the nature of regulatory and pricing decisions related to AVONEX(R) worldwide; the extent to which AVONEX(R) continues to receive reimbursement coverage; the impact of competitive products; and the impact of adverse decisions in patent-related proceedings. The extent of the profitability from AVONEX(R) sales is also dependent on the successful resolution of the Berlex suit, which is described above under "Legal Matters".

COMPETITION

The Company faces increasing competition from other products for the treatment of relapsing forms of MS. As a treatment for multiple sclerosis, AVONEX(R) competes with interferon beta-1b which is sold in the United States under the brand name Betaseron(R) by Berlex Laboratories, a United States affiliate of Schering AG, and is sold in Europe under the brand name Betaferon(R) by Schering AG. AVONEX(R) also faces competition from Copaxone(R) glatiramer acetate (also known as copolymer-1). In the United States, Copaxone(R) is marketed by a partnership between Teva Pharmaceutical Industries, Ltd. and Hoechst Marion Roussel, Inc. In most countries outside of the United States, AVONEX(R) also competes with Rebif(R), a recombinant interferon beta-1a product sold by Serono. In response to an application from Serono for approval of Rebif(R) in the United States for relapsing multiple sclerosis, the FDA, in March 1999, upheld its earlier ruling that, based on the data from existing clinical trials, Serono cannot market Rebif(R) in the United States for relapsing multiple sclerosis while the orphan drug status afforded to AVONEX(R) and Betaseron(R) for that indication is still in effect. AVONEX(R)'s orphan drug status for relapsing forms of the disease expires in 2003. The ruling by the FDA prompted Serono in 2000 to initiate a 12-month head-to-head study of Rebif(R) and AVONEX(R) to determine if Serono can show whether Rebif(R) is clinically superior to AVONEX(R). If positive, Serono will most likely use the results of this study in its attempts to overcome the orphan drug status of AVONEX(R) and to get Rebif(R) approved before expiration of AVONEX's orphan drug status. Biogen expects Serono to release the results of the study in the third quarter of 2001. AVONEX(R) also competes in the United States with Novantrone(R) (mitoxantrone for injection) which is produced and marketed by Immunex Corporation, a majority-owned subsidiary of American Home Products Corporation. Novantrone(R) is approved for use in patients with clinically worsening forms of relapsing-remitting and secondary progressive multiple sclerosis.

A number of other companies are working to develop products to treat multiple sclerosis which may in the future compete with AVONEX(R), the worldwide market leader among multiple sclerosis therapies. AVONEX(R) may also in the future face competition from off-label uses of drugs approved for other indications. Biogen believes that competition among treatments for multiple sclerosis will be based on product performance, service and price.

ROYALTY REVENUE

The Company receives royalty revenues which contribute to its overall profitability. The Company expects to continue to experience a decline in royalty revenues as a result of patent expirations and other patent-related events in the range of up to approximately $10 million per quarter for 2001 (not including amounts that are subject to a dispute with Schering-Plough as discussed below). See "Outlook - Patents and Other Proprietary Rights." The Company expects the most significant decline to be in the amount of royalties received from Schering-Plough on sales of INTRON(R) A as the result of patent expirations in the EU and Japan. The extent of the decline in royalties related to United States sales of INTRON(R) A will depend on the outcome of a dispute with Schering-Plough related to its royalty obligations. Schering-Plough has taken the position that a Court of Appeal's decision affirming a District Court's ruling which narrowed the scope of the claims of Biogen's United States alpha interferon patent has caused the patent to no longer cover Schering-Plough's alpha interferon products, and, that, as a result, Schering-Plough no longer has an obligation to pay royalties under that patent. Until expiration of Biogen's EU (Irish) patent in January 2001, Schering-Plough continued to pay royalties on sales of product in the United States based on manufacture of the product in Ireland. Biogen is currently in discussions with Schering-Plough to work to resolve the royalty issue and to resolve claims by Biogen related to underpayment of royalties by Schering-Plough. In any event, commencing in July 2002, Schering-Plough is obligated to pay royalties on sales of its alpha interferon products in the U.S., including INTRON(R)A, during the term of a certain Roche/Genentech U.S. alpha interferon patent right under an agreement between Biogen and Schering-Plough in connection with settlement of a lawsuit with Roche/Genentech related to the Roche/Genentech patent right. Biogen intends to vigorously oppose any attempt by Schering-Plough to discontinue payment of royalties. If the dispute with Schering-Plough results in arbitration and Schering-Plough were to prevail in the arbitration, the resulting decline in royalties on United States sales of alpha interferon products could range up to approximately an additional $10 million per quarter in the eighteen month period.

There are a number of other factors which could also cause the actual level of royalty revenue to differ from the Company's expectations. For example, pricing reforms, health care reform initiatives, other legal and regulatory developments and the introduction of competitive products may have an impact on product sales by the Company's licensees. In addition, sales levels of products sold by the Company's licensees may fluctuate from quarter to quarter due to the timing and extent of major events such as new indication approvals or government sponsored programs. Since the Company is not involved in the development or sale of products by its licensees, the Company can not be certain of the timing or potential impact of factors which may affect sales by the Company's licensees. In the long term, the Company expects its royalty revenue to be affected most significantly by patent expirations and a potential decrease in sales by licensees of licensed products. See "Outlook - Patents and Other Proprietary Rights."

PATENTS AND OTHER PROPRIETARY RIGHTS

The Company has numerous issued patents and patent applications pending on a number of its processes and products. The Company has also obtained rights to certain patents under licenses with third parties which provide for the payment of royalties. There can be no assurances that Biogen's existing patents or others, if obtained, will be of substantial protection or commercial benefit to Biogen. In addition, it is not known to what extent Biogen's pending patent applications or patent applications licensed from third parties will be granted or whether any of the Company's patents will prevail if they are challenged in litigation. There is also no assurance that third parties have not or will not be granted patents claiming subject matter necessary to Biogen's business.

Biogen has granted an exclusive worldwide license to Schering-Plough under Biogen's alpha interferon patents. Schering-Plough's royalty obligation to Biogen on sales of Schering-Plough's INTRON(R) A brand of alpha interferon in Japan and Europe terminated upon expiration of Biogen's alpha interferon patent in such territories in January 2001, except in France and Italy where Biogen has obtained supplemental protection certificates extending the coverage in France until 2003 and in Italy until 2007. In 2000, a Court of Appeals decision affirmed a District Court's decision narrowing the scope of Biogen's United States alpha interferon patents. For a discussion of a dispute with Schering-Plough over the implications of the decision on the amount of royalties owed to Biogen on sales of alpha interferon products in the United States, see "Outlook - Royalty Revenue". In consideration of assignment to Schering-Plough by Biogen of a Biogen patent application claiming recombinant mature human alpha interferon, Schering-Plough has agreed to pay to Biogen certain sums on sales by Schering-Plough of alpha interferon products in the United States from the date when Biogen's existing United States alpha interferon patent expires (i.e. July
2002) until expiration of an alpha interferon patent expected to be issued to Hoffman-LaRoche Inc. ("Roche") and Genentech, Inc. ("Genentech"). The Roche/Genentech patent was the subject of a lawsuit brought by Biogen which was ultimately settled. Schering-Plough entered into an agreement with Roche as part of the settlement.

Biogen has licensed its recombinant hepatitis B antigen patent rights to manufacturers and marketers of hepatitis B vaccines and diagnostic test kits, and receives royalties on sales of the vaccines and test kits by its licensees. The obligation of GlaxoSmithKline plc and Merck & Co., Inc. to pay royalties on sales of hepatitis B vaccines and the obligation of Biogen's other licensees under its hepatitis B patents to pay royalties on sales of diagnostic products will terminate upon expiration of Biogen's existing hepatitis B patents. Biogen's existing United States hepatitis B patents will expire in 2004. Biogen's European hepatitis B patents expired at the end of 1999, except in those countries in which Biogen has or is able to obtain supplementary protection certificates. To date, Biogen has received supplementary protection certificates in Austria, Belgium, France, Great Britain, Ireland, Italy, Luxembourg, The Netherlands, Sweden, and Switzerland, and has a number of granted or pending registrations of the Great Britain supplementary protection certificates in various British Territories. The additional coverage afforded by the supplementary protection certificates, or related registrations, ranges from two to eight years. There can be no assurance as to the extent of coverage available under the supplementary protection certificates, or that protection will be available in additional countries.

In 1994, Biogen granted Eli Lilly and Company ("Lilly") a non-exclusive license under certain patents for gene expression. Under the license, Biogen has received royalties from Lilly since 1994 on products which use the patented vectors and methods. Based on a District Court's claims construction decision in an infringement action brought by Biogen against Amgen, Inc. involving the same patents as are licensed to Lilly, Lilly recently notified Biogen that Lilly believes that it no longer owes royalties to Biogen under the agreement on any of its products.

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

The Company uses foreign currency forward contracts to manage foreign currency risk and does not engage in currency speculation. The Company uses these forward contracts to hedge certain forecasted transactions denominated in foreign currencies. A hypothetical adverse 10% movement in foreign exchange rates compared to the U.S. dollar across all maturities would result in a hypothetical loss in fair value of approximately $11 million. The Company's use of this methodology to quantify the market risk of such instruments should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions.

INTEREST RATES

The Company is exposed to risk of interest rate fluctuations in connection with its variable rate long-term debt. The Term Loan requires annual principal payments of $1.7 million through 2004, with the balance due in 2005. The Construction Loan requires annual principal payments of $3.2 million through 2006, with the balance due in 2007. At December 31, 2000, the carrying values of the Term Loan and the Construction Loan approximated fair value.

The Company has fixed its interest rates on the Term Loan and Construction Loan by entering interest rate swap agreements under which the Company exchanges the difference between 7.5% and 7.75%, respectively, and a floating rate. The notional principal balances on the interest rate swap agreements are exactly equal to the principal on the underlying debt agreements. All other relevant terms of the interest rate swap agreements (including the index rate, reset period, etc.) exactly match the underlying loan agreements. The fair value of the interest rate swap agreements at December 31, 2000, representing the cash requirements of the Company to settle the agreements, was approximately $1.7 million. Terms of the Company's loan agreements include various covenants, including financial covenants which require the Company to maintain minimum net worth, cash flow and various financial ratios.

The fair value of the Company's cash, cash equivalents, marketable securities, long-term debt and interest rate swap agreements are subject to change as a result of potential changes in market interest rates. The potential change in fair value for interest rate sensitive instruments has been assessed on a hypothetical 100 basis point adverse movement across all maturities. The Company estimates that such hypothetical adverse 100 basis point movement would not have materially impacted net income or materially affected the fair value of interest rate sensitive instruments.

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

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
Biogen, Inc. and Subsidiaries

--------------------------------------------------------------------------------------------------

(in thousands, except per share amounts)
--------------------------------------------------------------------------------------------------
For the years ended December 31,                               2000          1999         1998
--------------------------------------------------------------------------------------------------
Revenues:

Product                                                      $761,079      $620,636      $394,863
Royalties                                                     165,373       173,799       162,724
--------------------------------------------------------------------------------------------------
Total revenues                                                926,452       794,435       557,587
--------------------------------------------------------------------------------------------------

Costs and expenses:

Cost of revenues                                              125,198       111,005        74,509
Research and development                                      302,840       221,153       177,228
Selling, general & administrative                             170,058       146,026       115,211
--------------------------------------------------------------------------------------------------
Total costs and expenses                                      598,096       478,184       366,948
--------------------------------------------------------------------------------------------------

Income from operations                                        328,356       316,251       190,639
Other income, net                                             158,749        12,765        19,554
--------------------------------------------------------------------------------------------------
Income before income taxes                                    487,105       329,016       210,193
Income taxes                                                  153,528       108,566        71,496
--------------------------------------------------------------------------------------------------
Net Income                                                   $333,577      $220,450      $138,697
--------------------------------------------------------------------------------------------------

Basic earnings per share                                     $   2.24      $   1.47      $   0.94
--------------------------------------------------------------------------------------------------
Diluted earnings per share                                   $   2.16      $   1.40      $   0.90
--------------------------------------------------------------------------------------------------

Shares used in calculating:
     Basic earnings per share                                 148,743       149,921       147,537
--------------------------------------------------------------------------------------------------
     Diluted earnings per share                               154,602       157,788       154,270
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------





See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Biogen, Inc. and Subsidiaries


(in thousands, except share amounts)

As of December 31,                                                    2000             1999
---------------------------------------------------------------------------------------------------
Assets
Current assets
        Cash and cash equivalents                                 $    48,737       $    56,920
        Marketable securities                                         633,675           597,619
        Accounts receivable, less allowances of
        $2,436 and $1,642, respectively                               143,178           137,363
        Deferred tax assets                                            40,047            50,565
        Other current assets                                           62,634            67,759
---------------------------------------------------------------------------------------------------
        Total current assets                                          928,271           910,226
---------------------------------------------------------------------------------------------------

        Property and equipment, net                                   400,429           239,777
        Patents                                                        13,510            13,871
        Marketable securities                                          71,982            98,017
        Other assets                                                   17,664            16,082
---------------------------------------------------------------------------------------------------
                                                                  $ 1,431,856       $ 1,277,973
===================================================================================================

Liabilities and Shareholders' Equity
Current liabilities
        Accounts payable                                          $    37,869       $    30,125
        Current portion of long-term debt                               4,888             4,888
        Accrued expenses and other                                    178,264           155,257
---------------------------------------------------------------------------------------------------
        Total current liabilities                                     221,021           190,270
---------------------------------------------------------------------------------------------------

Long-term debt, less current portion                                   47,185            52,073
Other long-term liabilities                                            57,248            56,100
Commitments and contingencies                                              --                --

Shareholders' equity
        Common stock, par value $0.01 per share (375,000,000
            shares authorized; 151,705,636 and 150,684,586
            shares issued in 2000 and 1999, respectively)               1,517             1,507
        Additional paid-in capital                                    772,172           676,673
        Retained earnings                                             543,913           352,016
        Accumulated other comprehensive income                         22,376            45,618
        Treasury stock, at cost, 3,882,979 and 669,651
            shares in 2000 and 1999, respectively                    (233,576)          (96,284)
---------------------------------------------------------------------------------------------------
        Total shareholders' equity                                  1,106,402           979,530
---------------------------------------------------------------------------------------------------
                                                                  $ 1,431,856       $ 1,277,973
===================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Biogen, Inc. and Subsidiaries


(IN THOUSANDS)

 For the years ended December 31,                                        2000             1999              1998
                                                                   ----------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
       Net Income                                                    $   333,577       $   220,450       $   138,697
       Adjustments to reconcile net income to net
              cash provided from operating activities
       Depreciation and amortization                                      38,824            31,099            24,590
       Other                                                                (569)            5,162              (888)
       Deferred income taxes                                              25,203           (23,981)            7,486
       Gain on sale of non-current marketable securities                (101,129)               --                --
       Tax benefit of stock options                                       81,023            91,295            19,595
       Write-down of non-current marketable securities                        --            15,287                --
       Changes in:
          Accounts receivable                                             (5,815)          (36,082)          (14,479)
          Other current and other assets                                 (35,329)          (41,372)          (25,638)
          Accounts payable, accrued expenses and
          other current and long-term liabilities                         30,154           101,725            38,077
                                                                   ----------------------------------------------------
       Net cash flows from operating activities                          365,939           363,583           187,440
                                                                   ----------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
       Purchases of marketable securities                               (627,168)       (1,120,218)         (574,021)
       Proceeds from sales and maturities of
               marketable securities                                     606,087         1,006,465           453,952
       Proceeds from sales of non-current marketable securities          120,199                --                --
       Investment in collaborative partners                               (5,000)          (10,000)           (5,000)
       Acquisitions of property and equipment                           (194,402)          (82,528)          (29,049)
       Additions to patents                                               (4,713)           (3,799)           (4,562)
                                                                   ----------------------------------------------------
       Net cash flows from investing activities                         (104,997)         (210,080)         (158,680)
                                                                   ----------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
       Repayments on note payable                                             --                --           (24,817)
       Repayments on long-term debt                                       (4,888)           (4,887)           (4,886)
       Purchases of treasury stock                                      (300,192)         (197,717)          (65,550)
       Proceeds from put warrants                                             --            22,086                --
       Issuance of common stock and option exercises                      35,955            58,490            21,580
                                                                   ----------------------------------------------------
       Net cash flows from financing activities                         (269,125)         (122,028)          (73,673)
                                                                   ----------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      (8,183)           31,475           (44,913)
Cash and cash equivalents, beginning of the year                          56,920            25,445            70,358
                                                                   ----------------------------------------------------
Cash and cash equivalents, end of the year                           $    48,737       $    56,920            25,445
                                                                   ====================================================

SUPPLEMENTAL CASH FLOW DATA
       Cash paid during the year for:
       Interest                                                      $     4,314       $     4,598       $     5,909
       Income taxes                                                  $    42,683       $     4,787       $    35,828


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Biogen, Inc. and Subsidiaries
(in thousands)

                                                                                                        ACCUMULATED
                                                                 ADDITIONAL                                 OTHER         TOTAL
                                                       COMMON     PAID-IN      TREASURY      RETAINED   COMPREHENSIVE  SHAREHOLDERS'
                                                        STOCK     CAPITAL       STOCK        EARNINGS       INCOME        EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                             $1,483     $516,138   $  (4,385)     $  25,327      $ (2,270)    $  536,293
                                                      ------------------------------------------------------------------------------

Net income                                                                                    138,697                      138,697
Unrealized gains/losses on marketable securities,
net of  tax of $ 4,476                                                                                       (7,072)        (7,072)
Unrealized gains/losses on interest rate swaps, net of
   transition adjustment (see Note 1)                                                                        (4,132)        (4,132)
Translation adjustment                                                                                          309            309
                                                                                                                        ----------
     Total comprehensive income                                                                                            127,802
                                                                                                                        ----------

Exercise of options and related tax benefits                        19,745      48,618        (27,188)                      41,175
Reclassification of put option obligation                                                      76,671                       76,671
Treasury stock purchased                                                       (65,550)                                    (65,550)
Compensation expense related to stock options                        2,222                                                   2,222
                                                      ------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                             $1,483     $538,105   $ (21,317)     $ 213,507      $(13,165)    $  718,613
                                                      ------------------------------------------------------------------------------

Net income                                                                                    220,450                      220,450
Unrealized gains/losses on marketable securities,
net of tax of $25,013                                                                                        48,555         48,555
Unrealized gains/losses on foreign currency
forward contracts, net of tax of $2,490                                                                       6,654          6,654
Unrealized gains/losses on interest rate swaps,
net of tax of $137                                                                                            4,501          4,501
Translation adjustment                                                                                         (927)          (927)
                                                                                                                        ----------
     Total comprehensive income                                                                                            279,233
                                                                                                                        ----------
Exercise of options and related tax benefits               24      108,952     122,750        (81,941)                     149,785
Proceeds from sale of put warrants                                  22,086                                                  22,086
Treasury stock purchased                                                      (197,717)                                   (197,717)
Compensation expense related to stock options                        7,530                                                   7,530

                                                      ------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                             $1,507     $676,673    $(96,284)      $352,016       $45,618     $  979,530
                                                      ------------------------------------------------------------------------------

NET INCOME                                                                                    333,577                      333,577
UNREALIZED GAINS/LOSSES ON MARKETABLE SECURITIES,
NET OF TAX OF $6,791                                                                                        (16,152)       (16,152)
UNREALIZED GAINS/LOSSES ON FOREIGN CURRENCY
FORWARD CONTRACTS, NET OF TAX OF $1,686                                                                      (5,311)        (5,311)
UNREALIZED GAINS/LOSSES ON INTEREST RATE SWAPS,
NET OF TAX OF $789                                                                                           (1,458)        (1,458)
TRANSLATION ADJUSTMENT                                                                                         (321)          (321)
                                                                                                                        ----------
     TOTAL COMPREHENSIVE INCOME                                                                                            310,335
                                                                                                                        ----------

EXERCISE OF OPTIONS AND RELATED TAX BENEFITS              10        95,748     162,900       (141,680)                     116,978
TREASURY STOCK PURCHASED                                                      (300,192)                                   (300,192)
COMPENSATION EXPENSE RELATED TO STOCK OPTIONS                         (249)                                                   (249)

                                                      ------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                             $1,517     $772,172   $(233,576)     $ 543,913      $ 22,376     $1,106,402
                                                      ==============================================================================


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

TRANSLATION OF FOREIGN CURRENCIES

The functional currency for most of the Company's foreign subsidiaries is the local currency. Assets and liabilities are translated at current rates of exchange. Income and expense items are translated at the average exchange rates for the year. Adjustments resulting from the translation of the financial statements of the Company's foreign operations into U.S. dollars are excluded from the determination of net income and are accumulated in a separate component of shareholders' equity. The U.S. dollar is the functional currency for certain foreign subsidiaries. The Company's subsidiaries which have the U.S. dollar as the functional currency are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets. Foreign exchange transaction gains and losses are included in the results of operations in other income, net. Foreign exchange gains totaled $2.8 million, $2.5 million and $2.5 million in 2000, 1999, and 1998, respectively.

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

(in thousands)         2000        1999
                     -------      -------

Raw materials        $ 7,775      $ 5,679
Work in process       17,582       15,110
Finished goods        14,172       19,242
                     -------      -------
                     $39,529      $40,031
                     =======      =======

MARKETABLE SECURITIES

The Company invests its excess cash balances in short-term marketable securities, principally corporate notes and government securities. At December 31, 2000, substantially all of the Company's securities were classified as "available-for-sale". All available-for-sale securities are recorded at fair market value and unrealized gains and losses are included in accumulated other comprehensive income in shareholders' equity, net of related tax effects. Realized gains and losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense.

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

On a quarterly basis, as of the end of the quarter, the Company determines whether a decline in fair value of a marketable security is other than temporary. Unrealized gains and losses on marketable securities are included in other comprehensive income in shareholders' equity, net of related tax effects. If a decline in the fair value of a marketable security below the Company's cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value with a charge to current earnings. The Company has concluded that all unrealized losses on marketable securities at December 31, 2000 are temporary in nature. The Company expects that the market value of such investments will recover to at least the Company's cost basis within a reasonable period of time. Should any portion of these unrealized losses subsequently be determined to be other than temporary, the Company would be required to record the related amount as a charge to current earnings.

PROPERTY AND EQUIPMENT

Property and equipment is carried at cost, subject to review of impairment for significant assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life or the term of the respective lease. Maintenance of computer systems, including maintenance to make software Year 2000 compliant, is expensed as incurred. Buildings and equipment are depreciated over estimated useful lives ranging from 30 to 40 and 3 to 10 years, respectively. The Company capitalizes certain incremental costs associated with the validation effort required for licensing by the FDA of manufacturing equipment for the production of a commercially approved drug. These costs include primarily direct labor and material and are incurred in preparing the equipment for its intended use. Net capitalized validation costs were $4.3 million and $4.7 million at December 31, 2000 and 1999, respectively. The validation costs are amortized over the life of the related equipment.

PATENTS

The costs associated with successful patent defenses and patent applications are capitalized and amortized on a straight-line basis over estimated useful lives up to 15 years. Accumulated amortization of patent costs was $25.2 million and $20.1 million as of December 31, 2000 and 1999, respectively. The carrying value of patents is regularly reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from the patent are less than their carrying value.

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

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", ("SFAS 130") requires the display of comprehensive income and its components as part of the Company's full set of financial statements. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income, such as translation adjustments and unrealized holding gains and losses on available-for-sale marketable securities and certain derivative instruments, net of tax. The Consolidated Statements of Shareholders' Equity reflect comprehensive income for years ended December 31, 2000, 1999 and 1998 which were $310.3 million, $279.2 million and $127.8 million, respectively.

Upon adoption of SFAS 133, on October 1, 1998, the Company recorded an adjustment to other comprehensive income to recognize at fair value all derivatives that were designated as cash flow hedging instruments, which comprised unrealized losses related to the Company's interest rate swaps of $5.4 million. This unrealized loss decreased by $1.3 million during the fourth quarter of 1998 and as of December 31, 1998, the cumulative unrealized losses on the Company's interest rate swaps were $4.1 million. During 1999, the Company recorded $4.5 million of unrealized gains to other comprehensive income reflecting the increase in the fair value of the interest rate swaps and at December 31, 1999 had a cumulative unrealized gain of $366,000. During 2000, the Company recorded $1.5 million of unrealized losses to other comprehensive income reflecting the decrease in the fair value of the interest rate swaps and at December 31, 2000 had a cumulative unrealized loss of $1.1 million.

The Company entered into foreign currency forward contracts in October 1998. At December 31, 1998, these contracts had unrealized gains of $3,000, which were aggregated with the unrealized losses associated with the Company's interest rate swaps in comprehensive income. During 1999, the fair value of the Company's foreign currency forward contracts increased by $6.7 million in unrealized gains. At December 31, 1999, the Company had cumulative unrealized gains of $6.7 million on its foreign currency forward contracts. During 2000, the fair value of the Company's foreign currency forward contracts decreased by $5.3 million. At December 31, 2000, the Company had cumulative unrealized gains of $1.4 million on its foreign currency forward contracts.

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

REVENUES

Revenues from product sales are recognized when product is shipped and title and risk of loss has passed. Revenues are recorded net of applicable allowances for returns, rebates and other applicable discounts and allowances. The Company prepares its estimates for sales returns and allowances, discounts and rebates quarterly based primarily on historical experience updated for changes in facts and circumstances, as appropriate.

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

Revenue is not recognized in any circumstances unless collectibility is reasonably assured.

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

Dilutive securities include outstanding options under the Company's stock option plans. Options to purchase 2.7 million shares were outstanding at December 31, 2000 but not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price during the period. The put warrants sold in connection with the Company's stock repurchase program in 1999 did not have a significant additional dilutive effect. Shares used in calculating basic and diluted earnings per share for the periods ending December 31, are as follows:

(in thousands)                                   2000        1999       1998
                                               --------    --------   --------

Weighted average number of shares
      of common stock outstanding              148,743     149,921    147,537
Dilutive stock options                           5,859       7,867      6,733
                                               --------    --------   --------
Shares used in calculating diluted
     earnings per share                        154,602     157,788    154,270
                                               ========    ========   ========

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

The average maturity of the Company's marketable securities as of December 31, 2000 and 1999 was 30 months and 24 months, respectively. Proceeds from maturities and other sales of marketable securities, which were primarily reinvested, for the years ended December 31, 2000, 1999 and 1998 were approximately $606 million, $1,006 million and $454 million, respectively. The cost of securities sold is determined based on the specific identification method. Realized gains and (losses) on these sales for the years ended December 31, 2000, 1999 and 1998 were $(1,846,000), $(1,442,000) and $645,000, respectively.

The following is a summary of marketable securities:

                                                    Unrealized
                                              ----------------------     Amortized
(in thousands)                 Fair Value      Gains         Losses         Cost
                               ----------     --------      --------     ---------
December 31, 2000:

U.S. Government securities      $288,214      $  5,284      $     --      $282,930
Corporate debt securities        345,461         2,444            --       343,017
                               ----------------------------------------------------
                                $633,675      $  7,728      $     --      $625,947
                               ====================================================
Marketable securities,
noncurrent                      $ 71,982      $ 28,174      $     --      $ 43,808
                               ====================================================

December 31, 1999:

U.S. Government securities      $295,046      $     --      $  4,656      $299,702
Corporate debt securities        302,573            --         3,717       306,290
                               ----------------------------------------------------
                                $597,619      $     --      $  8,373      $605,992
                               ====================================================
Marketable securities,
noncurrent                      $ 98,017      $ 75,263      $     --      $ 22,754
                               ====================================================

The Company uses interest rate swap agreements to mitigate the risk associated with its floating rate debt. The fair value of the interest rate swap agreements at December 31, 2000, representing the cash requirements of the Company to settle the agreements, approximated $1.7 million. The fair value of the interest rate swap agreements at December 31, 1999, representing the cash the Company would receive to settle the agreements, was approximately $366,000. The Company has designated the interest rate swaps as cash flow hedges. There were no amounts of hedge ineffectiveness related to the Company's interest rate swaps during 2000 and 1999, and no gains or losses were excluded from the assessment of hedge effectiveness. The Company records the differential to be paid or received on the interest rate swaps as incremental interest expense. The Company expects approximately $619,000 in losses related to its interest rate swaps to affect earnings in 2001.

The Company has foreign currency forward contracts to hedge specific transactions denominated in foreign currencies. All foreign currency forward contracts have durations of ninety days to 12 months. These contracts have been designated as cash flow hedges and accordingly, to the extent effective, any unrealized gains or losses on these foreign currency forward contracts are reported in other comprehensive income. Realized gains and losses for the effective portion are recognized with the underlying hedge transaction. The Company assesses hedge ineffectiveness on a quarterly basis and records the gain or loss related to the ineffective portion to current earnings to the extent significant. If the Company determines that a cash flow hedge is no longer probable of occurring, the Company discontinues hedge accounting for the affected portion of the forecasted transaction and any unrealized gain or loss on the contract is recognized in current earnings. The notional settlement amount of the foreign currency forward contracts outstanding at December 31, 2000 was approximately $111.7 million. These contracts had a fair value of approximately $2.2 million, representing an unrealized gain, and were included in other current assets at December 31, 2000.

In 2000, there were no significant amounts recognized in earnings due to hedge ineffectiveness. During 2000, the Company recognized $977,000 in other income as a result of the discontinuance of cash flow hedges upon determining that it was no longer probable that the original forecasted transaction would occur. The Company recognized $12.7 million of gains in product revenue and $3.7 million of gains in royalty revenue for the settlement of certain effective cash flow hedge instruments during the year ended December 31, 2000. These settlements were recorded in the same period as the related forecasted transactions affecting earnings. The Company expects approximately $2.2 million of unrealized gains at December 31, 2000 to affect earnings in 2001 related to its foreign currency forward contracts.

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

3.   BORROWINGS

As of December 31, 2000, the Company had $15.8 million outstanding under a floating rate loan with a bank (the "Term Loan"). The Term Loan is secured by the Company's laboratory and office building in Cambridge, Massachusetts. The Term Loan provides for annual principal payments of $1.7 million in each of the years 1996 through 2004 with the balance due May 8, 2005. The Company also entered into an interest rate swap agreement, with the same bank, fixing its interest rate at 7.5% during the remaining term of the loan, payable semi-annually.

As of December 31, 2000, the Company had $36.2 million outstanding under a floating rate loan agreement with a bank for financing the construction of its biological manufacturing facility in North Carolina (the "Construction Loan"). The Construction Loan is secured by the facility. Payments of $805,000 are due quarterly through 2006 with the balance due in 2007. The Company also entered into an interest rate swap agreement, with the same bank, fixing its interest rate at 7.75% during the remaining term of the loan, payable quarterly.

The Term Loan and Construction Loan agreements include various covenants, including financial covenants, which require the Company to maintain minimum net worth, cash flow and various financial ratios. The Company's long-term debt obligations are carried at face value, which approximates fair market value.

Long-term debt at December 31, consists of the following:


(in thousands)                    2000           1999
--------------------------      --------       --------

Term Loan due 2005              $ 15,836       $ 17,501
Construction Loan due 2007        36,237         39,460
                                --------       --------
                                  52,073         56,961
Current portion
                                  (4,888)        (4,888)
                                --------       --------
                                $ 47,185       $ 52,073
                                ========       ========

4.   CONSOLIDATED BALANCE SHEETS DETAILS

Property and equipment:
December 31 (in thousands)           2000          1999
-----------------------------      --------      --------


Land                               $ 12,349      $ 12,349
Buildings                            84,119        92,462
Leasehold improvements               63,845        54,946
Equipment                           185,404       191,809
Construction in Progress            191,355            --
                                   --------      --------
Total cost                          537,072       351,566
Less accumulated depreciation       136,643       111,789
                                   --------      --------
                                   $400,429      $239,777
                                   ========      ========

Depreciation expense was $27.8 million, $25.9 million and $21.4 million for 2000, 1999 and 1998, respectively.

Accrued expenses and other:

December 31 (in thousands)          2000          1999
------------------------------    --------      --------

Royalties and licensing fees      $ 32,188      $ 34,914
Income taxes                        69,494        64,545
Clinical trial costs                24,694        15,746
Other                               51,888        40,052
                                  --------      --------
                                  $178,264      $155,257
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

The components of net periodic pension cost for each of the three years ended December 31 are summarized below:

(in thousands)                            2000          1999         1998
                                        -------       -------       -------

Service cost                            $ 3,314       $ 2,923       $ 2,225
Interest cost                             1,799         1,307         1,041
Expected return on plan assets           (1,258)         (994)         (722)
Amortization of transition asset             --            --           (21)
Amortization of prior service cost           43            43            43
Amortization of net actuarial loss           86            22            --
                                        -------       -------       -------
Net pension cost                        $ 3,984       $ 3,301       $ 2,566
                                        =======       =======       =======

Reconciliations of projected benefit obligations, fair value of plan assets and the funded status of the plans as of December 31, are presented below:


Change in projected benefit obligation  (in thousands)               2000           1999
-------------------------------------------------------------      --------       --------
Net projected benefit obligation at the beginning of the year      $(19,377)      $(16,003)
Service cost                                                         (3,314)        (2,923)
Interest cost                                                        (1,799)        (1,307)
Actuarial gain (loss)                                                  (935)           697
Gross benefits paid                                                     991            159
                                                                   --------       --------
Net projected benefit obligation at the end of the year             (24,434)       (19,377)
                                                                   --------       --------

Change in plan assets                   (in thousands)
-------------------------------------------------------------

Fair value of plan assets at the beginning of the year               15,061         11,773
Actual return on plan assets                                           (934)         2,021
Employer contributions                                                2,000          1,500
Gross benefits paid                                                    (752)           (43)
Administrative expenses                                                (119)          (190)
                                                                   --------       --------
Fair value of plan assets at the end of the year                     15,256         15,061
                                                                   --------       --------

Funded status at the end of the year    (in thousands)
-------------------------------------------------------------

Funded status at the end of the year                                 (9,178)        (4,316)
Unrecognized net actuarial (gain) loss                                1,224         (1,833)
Unrecognized prior service cost                                         271            315
Unrecognized net transition asset                                         0              0
                                                                   --------       --------
Net amount recognized at the end of the year                       $ (7,683)      $ (5,834)
                                                                   ========       ========

Weighted average assumptions at the end of the year
-------------------------------------------------------------

Discount rate                                                         7.50%          7.50%
Expected return on plan assets                                        8.00%          8.00%
Rates of compensation increase                                        5.00%          5.00%

The Company has an unfunded supplemental retirement plan. As of December 31, 2000 the projected benefit and the accumulated benefit obligations were $5.7 million and $3.7 million, respectively. As of December 31, 1999 the projected benefit and the accumulated benefit obligations were $3.8 million and $2.8 million, respectively.

6.   OTHER INCOME, NET

Other income, net consists of the following (in thousands):

                                             December 31,
                             -----------------------------------------
                                2000           1999            1998
                             ---------       ---------       ---------

Interest income              $  42,965       $  35,407       $  28,339
Interest expense                (4,310)         (4,639)         (5,944)
Other income (expense)         120,094         (18,003)         (2,841)
                             ---------       ---------       ---------

Total other income, net      $ 158,749       $  12,765       $  19,554
                             =========       =========       =========

Other income (expense) for the period ended December 31, 2000 included gains on the sale of certain non-current marketable securities totaling approximately $101.1 million. Additionally, the Company realized gains of approximately $24.1 million upon the acquisition of two of its investees by third parties. Other income (expense) for the period ended December 31, 1999 included a $15 million write-down of certain non-current marketable securities.

As part of its strategic product development efforts, the Company invests in equity securities of certain biotechnology companies with which it has collaborative agreements. In December of 1996, Biogen purchased approximately
1.5 million shares of Creative BioMolecules, Inc. common stock for $18 million. In March of 1997, Biogen purchased approximately 670,000 shares of CV Therapeutics, Inc. common stock for $7 million. In March of 1998, the Company purchased approximately 435,000 shares of CuraGen common stock for $5 million and converted 100,000 shares of CuraGen Series E Preferred Stock valued at $1 million into CuraGen common stock. Each of these small emerging companies was principally engaged in researching, developing or manufacturing drugs for human health care.

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

7.   INCOME TAXES

The components of income before income taxes and of income tax expense (benefit) for each of the three years ended December 31, are as follows:


(in thousands)                     2000             1999           1998
                                 ---------       ---------       ---------
Income before income taxes:
Domestic                         $ 379,489       $ 253,303       $ 200,181
Foreign                            107,616          75,713          10,012
                                 ---------       ---------       ---------
                                 $ 487,105       $ 329,016       $ 210,193
                                 =========       =========       =========
Income tax expense:
Current
    Federal                      $ 115,696       $ 112,499       $  58,152
    State                           11,969          15,587           3,937
    Foreign                          1,098           4,206             887
                                 ---------       ---------       ---------
                                 $ 128,763       $ 132,292       $  62,976
                                 ---------       ---------       ---------
Deferred
    Federal                      $  25,344       $ (20,863)      $   8,314
    State                             (579)         (2,863)            206
                                 ---------       ---------       ---------
                                    24,765         (23,726)          8,520
                                 ---------       ---------       ---------
Total income tax expense         $ 153,528       $ 108,566       $  71,496
                                 =========       =========       =========

Deferred tax assets (liabilities) are comprised of the following at December 31:

(in thousands)                              2000           1999
                                          --------       --------


Tax credits                               $ 28,135       $ 35,089
Inventory and other reserves                11,532         14,927
Other                                          379            549
                                          --------       --------
Deferred tax asset                          40,046         50,565
                                          --------       --------

Depreciation, amortization and other       (24,189)        (9,943)
Unrealized gain on investments             (12,956)       (27,640)
                                          --------       --------
Deferred tax liabilities                   (37,145)       (37,583)
                                          --------       --------
                                          $  2,901       $ 12,982
                                          ========       ========

A reconciliation of the U.S. federal statutory tax rate to the effective tax rate for the periods ending December 31 is as follows:

                                                  2000        1999       1998
                                                  ----        ----       ----

Statutory rate                                    35.0%       35.0%      35.0%
State taxes                                        3.2         3.3        3.0
Foreign taxes                                     (2.6)       (2.6)        --
Credits and net operating loss utilization        (3.3)       (2.6)      (4.2)
Other                                             (0.8)       (0.1)       0.2
                                                  ----        ----       ----
Effective tax rate                                31.5%       33.0%      34.0%
                                                  ====        ====       ====

At December 31, 2000, the Company had tax credits of $28.1 million, most of which expire at various dates through 2015.

As of December 31, 2000, undistributed foreign earnings of non-U.S. subsidiaries included in consolidated retained earnings aggregated $117 million, exclusive of earnings that would result in little or no tax under current U.S. tax law. The Company intends to reinvest these earnings indefinitely in operations outside the United States. It is not practicable to estimate the amount of additional tax that might be payable if such earnings were remitted to the United States.

8.   RESEARCH COLLABORATIONS

In September 2000, the Company signed a research and development agreement (the "Eos Agreement") with Eos Biotechnology, Inc. ("Eos"), under which the Company and Eos will collaborate in the research and development of novel targets for antibody and protein therapeutics in the area of breast cancer. Under the Eos Agreement, the Company purchased 1.9 million shares of preferred stock of Eos for $5 million. In addition, the Company paid a one-time non-refundable license fee of $6 million, which was charged to research and development expense and acquired certain exclusive, worldwide rights related to breast cancer-specific molecules for the use in the development of new antibody and secreted protein therapeutics. The Company accounts for its investment in Eos, which is included in other assets, using the cost method of accounting. The Company provided Eos with research and development funding of $250,000 in 2000. The Company expects to fund research activities of Eos related to the collaboration of up to $1.5 million in 2001.

In August 2000, the Company signed a development and marketing collaboration agreement (the "Antegren Agreement") with Elan Corporation, plc ("Elan") under which the Company and Elan collaborate in the development, manufacture and commercialization of Antegren(R), a humanized monoclonal antibody and alpha 4 integrin inhibitor. Under the terms of the Antegren Agreement, Biogen and Elan will share costs for on-going development activities. The Company paid a one-time non-refundable license fee of $15 million, which was charged to research and development expense.

In October 1997, the Company signed a research and option agreement (the "CuraGen Agreement") with CuraGen Corporation ("CuraGen") under which the Company and CuraGen collaborate in the discovery of novel genes using CuraGen's functional genomics technologies. The Company provided CuraGen with research and development funding of $1.5 million, $1.1 million and $1.9 million in 2000, 1999 and 1998, respectively. The Curagen Agreement was terminated in September 2000 and all investments in CuraGen common stock were sold during 2000.

In March 1997, the Company signed a research collaboration and license agreement (the "CVT Agreement") with CV Therapeutics, Inc. ("CVT") under which Biogen obtained rights under CVT's patents and know-how to develop and market molecules that act as highly selective antagonists of the adenosine A1 receptor, for the treatment of congestive heart failure. Under the terms of the CVT Agreement, the Company purchased approximately 670,000 shares of CVT common stock at the then fair value for $7 million and paid a one-time license fee of $5 million, which was charged to research and development expense. The investment in CVT is classified as available-for-sale and is included in long-term marketable securities. At December 31, 2000 the Company retained approximately 670,000 shares of CVT common stock.

In December 1996, the Company signed a research collaboration and license agreement (the "CBM Agreement") with Creative BioMolecules, Inc. ("CBM") under which Biogen obtained rights to develop and market CBM's morphogenic protein, OP-1, for the treatment of renal disorders. Under the CBM Agreement, the Company purchased 1.5 million shares of CBM common stock for $18 million. The payment for the common stock included a $1.2 million premium over the fair value of the common stock which was charged to research and development expense. The Company provided $10 million in research and development funding, which was charged to expense as provided in 1998. The CBM Agreement terminated at the end of 1999 and all investments in CBM common stock were sold during 2000.

In July 1996, the Company signed a collaborative research and commercialization agreement (the "Ontogeny Agreement") with Ontogeny, Inc. ("Ontogeny"), a private biotechnology company, for the development and commercialization of three specific hedgehog cell proteins, a class of novel human proteins, that are responsible for reducing the formation or regeneration of tissue. Under the Ontogeny Agreement, the Company purchased 400,000 shares of preferred stock of Ontogeny for $1 million and acquired certain exclusive, worldwide rights related to products based on the hedgehog proteins for most disease areas. In November 1998, the Company extended and expanded its collaboration with Ontogeny and provided to Ontogeny a $4 million convertible loan. In June 1999, the loan was converted into 800,000 shares of Ontogeny Convertible Preferred Stock. The Ontogeny Agreement was terminated in July 2000. In August 2000, Ontogeny merged with two other biotechnology companies to form Curis Inc. ("Curis"). As a shareholder in Ontogeny, Biogen received Curis common stock in exchange for the Company's shares in Ontogeny. The Company provided $1 million, $2.8 million and $3.6 million of research funding to Ontogeny in 2000, 1999 and 1998, respectively. Additionally, the Company provided $1.5 million upon conclusion of the Ontogeny Agreement, which was charged to research and development expense. At December 31, 2000 the investment in Curis is classified as available-for-sale and is included in long-term marketable securities. At December 31, 2000 the Company retained approximately 308,000 shares of Curis common stock.

In August 1995, the Company signed a collaborative research agreement (the "Genovo Agreement") for the development of human gene therapy treatments with Genovo, Inc. ("Genovo"), a gene therapy research company. Under the Genovo Agreement, the Company acquired 380,000 shares of Genovo Series A Preferred stock for $4.5 million and acquired certain licensing rights. The Company accounted for this investment, which was included in other assets, using the equity method of accounting. The Company recorded its proportion of Genovo's net losses as research and development expense in the amounts of $3.9 million, $7.6 million, and $9 million in 2000, 1999, and 1998, respectively. In August 2000, Genovo entered into a merger agreement ("Targeted Merger Agreement") with Targeted Genetics Corporation ("Targeted"). As a shareholder in Genovo, Biogen received Targeted common stock in exchange for the Company's shares in Genovo. Additionally, concurrently with the Targeted Merger Agreement, the Company entered into a development and marketing agreement and a funding agreement (the "Targeted Agreements") for gene therapy research and development in oncology. The Targeted Agreements provide for a $10 million credit facility. Targeted also has an option to sell to the Company an additional $10 million of Targeted common stock at fair value. As of December 31, 2000, there were no borrowings outstanding under the credit facility and the Company provided $250,000 in research funding to Targeted in 2000.

9.   COMMITMENTS AND CONTINGENCIES

The Company rents laboratory and office space and certain equipment under noncancellable operating leases. The rental expense under these leases, which terminate at various dates through 2015, amounted to $14.9 million in 2000, $11.9 million in 1999 and $9.4 million in 1998. The lease agreements contain various clauses for renewal at the option of the Company and, in certain cases, escalation clauses linked generally to rates of inflation.

At December 31, 2000, minimum annual rental commitments under noncancellable leases were as follows:

     Year                                             (in thousands)
     --------------------------------------------------------------
     2001                                              $   17,365
     2002                                                  15,123
     2003                                                  13,338
     2004                                                  12,261
     2005                                                  11,993
     Thereafter                                            60,220
                                                       -----------
     Total minimum lease payments                      $  130,300
                                                       ===========

On October 4, 1999 the Company began construction of its new research and development center in Cambridge, Massachusetts. The new 224,000 square foot building is expected to be completed in the spring of 2001. At December 31, 2000, $81.4 million had been committed for construction costs. Additionally, the Company is completing plans to build a large scale manufacturing plant in Raleigh, North Carolina. The Company expects that construction will be completed at the end of 2001. At December 31, 2000, $141.9 million had been committed for construction costs.

On July 3, 1996, Berlex Laboratories, Inc. ("Berlex") filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex's "McCormick" patent (U.S. Patent No. 5,376,567) in the United States in the production of Biogen's AVONEX(R) (Interferon beta-1a) product. In November 1996, Berlex's New Jersey action was transferred to the United States District Court in Massachusetts and consolidated for pre-trial purposes with a related declaratory judgment action previously filed by Biogen. On August 18, 1998, Berlex filed a second suit against Biogen alleging infringement by Biogen of a patent which was issued to Berlex in August 1998 and which is related to the McCormick patent (U.S. Patent No. 5,795,779). On September 23, 1998, the cases were consolidated for pre-trial and trial purposes. Berlex sought a judgment granting it damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from the alleged infringement. A hearing on the parties' summary judgment motions in the case was completed in March 2000. In September 2000, the District Court rendered final judgment in favor of Biogen and against Berlex determining that Biogen's production of AVONEX(R) did not infringe any of the claims of the Berlex patents. Berlex has appealed this decision with the Court of Appeals for the Federal Circuit and the parties are in the process of briefing the appeal for oral argument. An unfavorable ruling on appeal would result in the case being remanded to the District Court for trial. If Berlex were to be successful in its appeal and the case were remanded, an unfavorable ruling in the remanded case could have a material adverse effect on the Company's results of operations and financial position. The Company believes that the decision of the District Court that Biogen does not infringe the Berlex patents is sound, but the ultimate outcome of the appeal is not currently determinable. As a result, an estimate of any potential loss or range of loss cannot be made at this time.

In 1995, the Company filed an opposition with the Opposition Division of the European Patent Office to oppose a European patent (the "Rentschler I Patent") issued to Dr. Rentschler Biotechnologie GmbH ("Rentschler") relating to compositions of matter of beta interferon. In 1997, the European Patent Office issued a decision to revoke the Rentschler I Patent. Rentschler appealed that decision and an oral hearing on the appeal took place in December 2000. At the oral hearing in order to gain reinstatement of the patent, Rentschler narrowed the patent claims so as to claim only a specific cell line. Biogen does not use the specific cell line now claimed. On October 13, 1998, the Company filed another opposition with the Opposition Division of the European Patent Office to oppose a second European patent issued to Rentschler (the "Rentschler II Patent") with certain claims regarding compositions of matter of beta interferon with specific regard to the structure of the glycosylated molecule. A hearing on the Company's opposition previously scheduled for October 2000 has been postponed, and will likely be held in 2001. While Biogen believes that the Rentschler II Patent will be revoked and that the revocation of the Rentschler I Patent will be upheld on appeal, if either the Rentschler I Patent or the Rentschler II Patent were to be upheld and if Rentschler were to obtain, through legal proceedings, a determination that the Company's sale of AVONEX(R) in Europe infringes a valid Rentschler patent, such result could have a material adverse effect on the Company's results of operation and financial position.

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

The Old Preferred Stock has been eliminated and replaced with the New Preferred Stock. At December 31, 2000, the Company had 250,000 shares of New Preferred Stock authorized for use in connection with the New Plan.

SHARE OPTION AND PURCHASE PLANS

The Company has several stock-based compensation plans. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for its plans and applies Statement of Financial Accounting Standards No. 123 "Accounting for Stock Issued to Employees" ("SFAS 123") for disclosure purposes only. The SFAS 123 disclosures include pro forma net income and earnings per share as if the fair value-based method of accounting had been used. Stock issued to non-employees is accounted for in accordance with SFAS 123 and related interpretations. Included in compensation expense for the periods ending December 31, 2000, 1999 and 1998 were approximately $(249,000), $7.5 million, and $2.2 million, respectively, related to stock based compensation plans.

The Company has several plans and arrangements under which it may grant options to employees, Directors and Scientific Board members to purchase common stock. Under the terms of the Company's stock-based compensation plans, approximately 47 million options may be granted. Option grants are typically made under the 1985 Non-Qualified Stock Option Plan and the 1987 Scientific Board Stock Option Plan (the "Plans"). Options under the Plans are granted at no less than 100% of the fair market value on the date of grant. Options generally become exercisable over various periods, typically 5 to 7 years for employees and 3 years for Directors and Scientific Board members, and have a maximum term of 10 years.

Activity under these plans for the periods ending December 31, is as follows (shares are in thousands):

                                          2000                     1999                          1998
                                -------------------------------------------------------------------------------------
                                             Weighted                     Weighted                          Weighted
                                              Average                      Average                           Average
                                             Exercise                     Exercise                          Exercise
                                Shares         Price        Shares         Price            Shares           Price
                                ------      ---------      --------      ---------         --------        ----------
Outstanding, Jan. 1             17,938       $24.53         22,376         $15.97           22,304            $11.98
Granted                          2,731        55.34          3,099          60.24            3,618             33.88
Exercised                       (3,250)       11.61         (5,435)         10.45           (2,612)             7.65
Canceled                          (502)       34.17         (2,102)         22.41             (934)            13.33
                                ------       ------         ------         ------           ------            ------
Outstanding, Dec. 31            16,917       $31.70         17,938         $24.53           22,376            $15.97
                                ======       ======         ======         ======           ======            ======

Options exercisable              9,093                       9,384                          10,998
Available for grant              1,578                       3,807                           4,804
Weighted average fair
    value of options
     granted                                 $24.34                        $26.23                             $14.63


The table below summarizes options outstanding and exercisable at December 31, 2000 (shares are in thousands):

                                               Options Outstanding                            Options Exercisable
                               -----------------------------------------------------  ---------------------------------
                                                     Weighted
                                                     Average            Weighted                            Weighted
                                                    Remaining            Average                             Average
Range of                           Number          Contractual          Exercise          Number            Exercise
Exercise Price                  Outstanding            Life               Price         Exercisable          Price
---------------------------    ---------------    ---------------     --------------  --------------    ---------------
$0.00-$10.00                       2,086               2.78            $  8.10             2,030            $  8.07
$10.01-$20.00                      6,711               5.25              15.69             4,622              15.24
$20.01-$30.00                        784               7.00              22.81               312              22.70
$30.01-$40.00                        232               7.76              33.23               115              33.28
$40.01-$50.00                      2,555               7.98              41.26             1,269              41.14
$50.01-$60.00                      2,626               9.31              54.69               173              53.11
$60.01-$70.00                        281               9.35              65.00                13              68.70
$70.01-$80.00                      1,453               8.93              72.34               521              71.98
Over $80.00                          189               8.80              85.85                38              85.89
                               ----------                             ---------           --------
Total                             16,917                               $ 31.70             9,093
                               ==========                             =========           ========

The Company also has two employee stock purchase plans covering substantially all of its employees. The plans allow employees to purchase common stock at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under the plans are subject to certain limitations and may not exceed an aggregate of 1,120,000 shares during the term of the plans; no shares may be issued after December 31, 2007. Through December 31, 2000, 409,102 shares have been issued under the stock purchase plans.

If compensation cost for the Company's 2000, 1999 and 1998 grants under the stock-based compensation plans had been determined based on SFAS 123, the Company's pro forma net income, and pro forma diluted earnings per share for the years ending December 31, would have been as follows (in thousands except per share data):

                                                       2000           1999          1998
                                                     --------       --------      --------
Pro forma net income                                 $294,412       $196,965      $122,342
Pro forma diluted earnings per share                 $   1.90       $   1.25      $   0.79

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                      2000        1999        1998
                                      ----        ----        ----

Expected dividend yield                 0%           0%          0%
Expected stock price volatility        45%          36%         36%
Risk-free interest rate               6.9%         5.5%        5.5%
Expected option term in years         5.5          5.6         5.6

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 did not apply to awards prior to 1995, and additional awards in future years are anticipated.

STOCK REPURCHASE PROGRAM

On December 18, 2000, the Company announced that its Board of Directors had authorized the repurchase of up to 4 million shares of the Company's common stock. The repurchased stock will provide the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. Stock purchases are expected to occur from time to time through 2001. The stock repurchase program may be discontinued at any time.

On February 22, 1999, the Company announced that its Board of Directors had authorized the repurchase of up to 8 million shares of the Company's common stock. The repurchased stock provided the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. During 1999, the Company repurchased approximately 3.4 million shares of its common stock at a cost of $197.7 million. During 2000, the Company repurchased approximately 4.6 million shares of its common stock at a cost of $300.2 million, completing this program.

To enhance the 1999 stock repurchase program, the Company sold put warrants to and purchased call options from independent third parties for a total of 4 million shares of which 2.2 million shares were outstanding at December 31, 1999, at a strike price of $49.47. None of the put warrants and call options were outstanding at December 31, 2000. Additionally, during 1999 in a separate put warrant program to facilitate its purchase of common stock, the Company sold put warrants for total proceeds of $22.1 million. The Company had put warrants to purchase 1.6 million shares outstanding at December 31, 1999, at an average strike price of $68.99 relating to this put warrant program. None of the put warrants were outstanding at December 31, 2000. The outstanding put warrants permitted a net-share settlement at the Company's option and, therefore, did not result in a put obligation liability on the Company's Consolidated Balance Sheets. The put warrants sold in connection with the Company's stock repurchase program did not have a significant additional dilutive effect.

11.  SEGMENT INFORMATION

The Company operates in one segment, which is the business of developing, manufacturing and marketing drugs for human health care. The chief operating decision makers review the profit and loss of the Company on an aggregate basis and manage the operations of the Company as a single operating segment. The Company currently derives product revenues from sales of its AVONEX(R) (Interferon beta-1a) product for the treatment of relapsing forms of multiple sclerosis. The Company also derives revenue from royalties on worldwide sales by the Company's licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B vaccines and diagnostic products. Revenues are primarily attributed from external customers to individual countries where earned based on location of the customer or licensee. At December 31, 2000, product and royalty revenues from external customers in The Netherlands were approximately 10% of total revenues. As of December 31, 1999, and 1998, respectively, no material amounts of product or royalty revenue could be attributable to an individual foreign country.

The Company's geographic information is as follows (in thousands):


December 31, 2000:                    US           EUROPE         ASIA        OTHER         TOTAL
--------------------------------   --------      ---------      --------     --------      --------
Product revenue from external
    customers                      $552,591      $199,714       $    --      $  8,774      $761,079
Royalty revenue from external
    customers                       120,578        26,414        16,479         1,902       165,373
Long-lived assets                   497,347         6,125            --           113       503,585


December 31, 1999:                    US           EUROPE         ASIA        OTHER         TOTAL
--------------------------------   --------      ---------      --------     --------      --------

Product revenue from external
    customers                      $442,278      $173,640       $    --      $  4,718      $620,636
Royalty revenue from external
    customers                       117,182        38,391        15,871         2,355       173,799
Long-lived assets                   346,706        20,910            --           131       367,747


December 31, 1998:                    US           EUROPE         ASIA        OTHER         TOTAL
--------------------------------   --------      ---------      --------     --------      --------

Product revenue from external
    customers                      $303,591      $ 91,237       $    --      $     35      $394,863
Royalty revenue from external
    customers                       108,177        37,573        13,940         3,034       162,724
Long-lived assets                   214,554        15,912            --           105       230,571

The Company received revenue from five unrelated parties in 2000 accounting for a total of 18%, 13%, 12%, 11% and 10% of total product and royalty revenue. The Company received revenue from five unrelated parties in 1999 accounting for a total of 15%, 13%, 13%, 11% and 11% of total product and royalty revenue. The Company received revenue from five unrelated parties in 1998 accounting for a total of 16%, 13%, 11%, 11% and 10% of total product and royalty revenue.

12.  QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

                                        First          Second            Third        Fourth         Total
                                       Quarter         Quarter          Quarter       Quarter         Year
2000
Total revenues                         $216,848        $230,514        $233,754      $245,336       $926,452
Product revenue                         174,596         190,009         193,242       203,232        761,079
Royalties revenue                        42,252          40,505          40,512        42,104        165,373
Total expenses and taxes                194,506         175,191         198,577       183,350        751,624
Other income, net                        99,024          16,737          33,204         9,784        158,749
Net income                              121,366          72,060          68,381        71,770        333,577
Basic earnings per share                   0.81            0.48            0.46          0.49           2.24
Diluted earnings per share                 0.77            0.47            0.44          0.47           2.16

1999
Total revenues                         $171,720        $188,929        $208,431      $225,355       $794,435
Product revenue                         131,320         145,852         163,448       180,016        620,636
Royalties revenue                        40,400          43,077          44,983        45,339        173,799
Total expenses and taxes                132,220         136,271         154,494       163,765        586,750
Other income, net                         6,184         (9,270)           8,092         7,759         12,765
Net income                               45,684          43,388          62,029        69,349        220,450
Basic earnings per share                   0.31            0.29            0.41          0.46           1.47
Diluted earnings per share                 0.29            0.28            0.39          0.44           1.40

13.  NEW ACCOUNTING PRONOUNCEMENT

In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues, as well as examples of how the staff applies revenue recognition guidance to specific circumstances. The Company adopted SAB 101 in 2000. Adoption of SAB 101 did not have a material effect on the Company's financial position and results of operations.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Shareholders of Biogen, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Biogen, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
January 11, 2001

SENIOR EXECUTIVES AND BOARD MEMBERS
Biogen, Inc. and Subsidiaries


Senior Biogen Executives                  Board of Directors                                Scientific Board

James L. Vincent                          James L. Vincent (2)(3)(5)                        Phillip A. Sharp, Ph.D.
Chairman of the Board                     Chairman of the Board and                         Chairman of the Scientific Board
                                          Chief Executive Officer                           Institute Professor and Director of the
James C. Mullen                           Biogen, Inc.                                      McGovern Institute for Brain Research,
President and                                                                               Massachusetts Institute of Technology;
Chief Executive Officer                   Alan Belzer (1)(5)                                Nobel Laureate
                                          President, Chief Operating Officer and Director,
Burt A. Adelman, M.D.                     Allied-Signal, Inc. (retired)                     Sir Kenneth Murray, Ph.D.
Vice-President - Medical Research                                                           Vice Chairman of the Scientific Board
                                          Harold W. Buirkle (1)(2)(4)                       Biogen Professor of Molecular Biology,
Cornelis "Kees" Been                      Managing Director,                                Emeritus
Vice President - Business and             The Henley Group, Inc. (retired)                  University of Edinburgh;
Market Development                                                                          Fellow of The Royal Society
                                          Mary L. Good, Ph.D. (2)
Thomas J. Bucknum, Esq.                   Former Undersecretary for Technology,             Alexander G. Bearn, M.D.
Vice President - General Counsel,         U.S. Department of Commerce                       Executive Officer, American
Secretary and Clerk                       Management Member,                                Philosophical Society
                                          Venture Capital Investors, LLC,                   Adjunct Professor, The Rockefeller
Frank A. Burke, Jr.                       Donaghey University Professor at                  University
Vice President - Human Resources          University of Arkansas                            Professor Emeritus,
                                          at Little Rock                                    Cornell University Medical College
Nadine D. Cohen, Ph.D.
Vice President - Regulatory Affairs       Thomas F. Keller, Ph.D. (1)                       Max D. Cooper, M.D.
                                          R. J. Reynolds Professor and Dean,                Investigator,
Michael Gilman, Ph.D.                     Fuqua School of Business Europe,                  Howard Hughes Medical Institute;
Vice President - Research                 Duke University                                   Professor of Medicine, Pediatrics,
                                                                                            Microbiology and Pathology,
Sylvie L. Gregoire, Pharm. D.             Roger H. Morley (2)(4)                            University of Alabama at Birmingham
Vice President - Manufacturing            Vice President, Schiller International
                                          University                                        Joseph M. Davie, M.D., Ph.D.
Robert A. Hamm                            Co-Managing Director, R&R Inventions Ltd.;        Senior Vice President - Research,
Vice President - Sales and Marketing      Former President, American Express Co.            Biogen, Inc.

Peter N. Kellogg                          James C. Mullen                                   Richard A. Flavell, Ph.D.
Vice President - Finance and              President and Chief Operating Officer,            Professor and Chairman,
Chief Financial Officer                   Biogen, Inc.                                      Immunoiology Section,
                                                                                            Howard Hughes Medical Institute,
Mark W. Leuchtenberger                    Sir Kenneth Murray, Ph.D. (3)(5)
Vice President - International            Biogen Professor of Molecular Biology,            Yale University School of Medicine;
                                          Emeritus University of Edinburgh;                 Fellow of The Royal Society
Toshio Nakata                             Fellow of The Royal Society
President - Biogen Japan, Ltd. and                                                          Daniel H. Rich, Ph.D.
Vice President - Japan, Asia and          Phillip A. Sharp, Ph.D. (2)(3)                    Professor of Medicinal Chemistry
Oceana                                    Institute Professor and Director of the           and Organic Chemistry,
                                          McGovern Institute for Brain Research,            University of Wisconsin - Madison
John W. Palmer                            Massachusetts Institute of Technology; Nobel
Vice President - Program Management       Laureate                                          Kai L. Simons, M.D., Ph.D.
                                                                                            Professor of Cell Biology
David D. Pendergast, Ph.D.                Alan K. Simpson 5                                 European Molecular Biology Lab,
Vice President - Product Development      Director of the Institute of Politics             Heidelberg, Germany
                                          and Visiting Lecturer,
Patrick J. Purcell                        John F. Kennedy School of Government              Thomas P. Stossel, M.D.
Vice President - Information Systems      Harvard University; Former U.S. Senator           Co-Director,
and Chief Information Officer                                                               Division of Hematology,
                                          James W. Stevens 1, 5                             Brigham and Women's Hospital
                                          Former Chairman, Prudential Asset
(1) Member of the Finance and Audit       Management Group                                  Daniel I.C. Wang, Ph.D.
    Committee                                                                               Institute Professor of Chemical
(2) Member of the Compensation and                                                          Engineering
    Management Resources Committee                                                          Massachusetts Institute of Technology
(3) Member of the Project Share
    Committee
(4) Member of the Stock and Option Plan
    Administration Committee
(5) Member of the Nominating Committee

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
                                                            14 Cambridge Center
Annual Meeting                                              Cambridge, MA 02142.
Friday, June 15, 2001 at 10:00 a.m.
at the Company's offices at 12 Cambridge Center             Transfer Agent
All shareholders are welcome.                               For shareholder questions regarding lost certificates,
                                                            address changes and changes of ownership or name
Market for Securities                                       in which the shares are held, direct inquiries to:
Biogen's securities are quoted on the                       State Street Bank and Trust Company
NASDAQ National Market System.                              P.O. Box 8200
Common stock symbol: BGEN.                                  Boston, MA 02266-8200
                                                            Telephone: (800) 426-5523
As of March 7, 2001 there were approximately
2,654 holders of record of the Company's Common             Independent Accountants
Stock. The Company has not paid any cash dividends          PricewaterhouseCoopers LLP
on its Common Stock since its inception, and does not       160 Federal Street
intend to pay any dividends in the foreseeable future.      Boston, MA 02110
On June 25, 1999 the Company effected a two-for-one
stock split of its Common Stock. The quarterly high         U.S. Legal Counsel
and low closing prices (adjusted to reflect the stock       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
split) of the Company's Common Stock on the                 One Financial Center
NASDAQ National Market System for 2000 and 1999             Boston, MA 02111
are as follows:
                                                            News Releases
                       High               Low               As a service to our shareholders and prospective
Fiscal 2000                                                 investors, copies of Biogen news releases issued in the
---------------------                                       last 12 months are now available almost immediately
First Quarter         119 1/2            69 7/8             24 hours a day, seven days a week, on the Internet's
Second Quarter         72 3/4            49 3/4             World Wide Web at http://www.prnewswire.com and
Third Quarter          74 3/4            53                 via automated fax by calling "Company News On Call"
Quarter                64 1/4            51 1/2             at 1-800-758-5804, ext. 101550. Biogen news
                                                            releases are usually posted on both systems within one
Fiscal 1999                                                 hour of being issued are available at no cost.
---------------------
First Quarter         58 19/32           39 19/32
Second Quarter        64 5/16            46 3/16
Third Quarter         89 3/16            63 1/16
Fourth Quarter        88 1/16            64 3/8             The Biogen logo and AVONEX(R)are registered
                                                            Trademarks of Biogen, Inc. AMEVIVE(TM) and ANTOVA(TM)
                                                            Are trademarks of Biogen, Inc. Intron(R)A, REBETOL(R), and
                                                            REBETRON(R) are registered trademarks of Schering-Plough
                                                            Corporation. Betaseron(R)is a registered trademark of Berlex
                                                            Laboratories, Inc. Betaferon(R)is a registered trademark of
                                                            Schering AG, Germany. Copaxone(R)is a registered trademark of Teva Pharmaceutical Industries, Ltd. Infergen(R)is a
                                                            registered trademark of Amgen.

                                  BIOGEN, INC.
                                   Schedule II
                 Valuation and Qualifying Accounts and Reserves
                  Years Ended December 31, 2000, 1999 and 1998
                                 (in thousands)



                                                   ADDITIONAL
                                      BALANCE AT   CHARGED TO
                                     BEGINNING OF   COSTS AND               BALANCE AT END
         DESCRIPTION                    PERIOD      EXPENSES    DEDUCTIONS    OF PERIOD

Allowance for Doubtful Accounts

Year Ended December 31, 2000             1,642      $   794      $    --      $ 2,436
                                       -------      -------      -------      -------
Year Ended December 31, 1999           $ 1,642      $    --      $    --      $ 1,642
                                       -------      -------      -------      -------
Year Ended December 31, 1998           $ 1,645      $    --      $     3      $ 1,642
                                       -------      -------      -------      -------


Sales Returns & Allowances,
Discounts and Rebates

Year Ended December 31, 2000             8,654      $58,666      $58,280      $ 9,040
                                       -------      -------      -------      -------
Year Ended December 31, 1999           $ 5,592      $42,090      $39,028      $ 8,654
                                       -------      -------      -------      -------
Year Ended December 31, 1998           $ 3,789      $26,172      $24,369      $ 5,592
                                       -------      -------      -------      -------

                    Report of Independent Accountants on
                        Financial Statement Schedule


To the Board of Directors and
Shareholders of Biogen, Inc.:

Our audits of the consolidated financial statements referred to in our report dated January 11, 2001 appearing in the 2000 Annual Report to Shareholders of Biogen, Inc. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 14(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
January 11, 2001



                                      S-2