Form 10-K, Exhibit 13
period 2001-12-31
BIOGEN INC
filed 2003-03-03
CIK 714655

Exhibit 13

Financials

Biogen, Inc. and Subsidiaries

2	Selected Financial Data

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations

15	Consolidated Statements of Income

16	Consolidated Balance Sheets

17	Consolidated Statements of Cash Flows

18	Consolidated Statements of Shareholders’ Equity

19	Notes to Consolidated Financial Statements

35	Report of Independent Accountants

36	Senior Executive and Board Members

37	Shareholder Information

Selected Financial Data
Biogen, Inc. and Subsidiaries

(in thousands, except per share amounts)

Years Ended December 31,	2001	2000	1999	1998	1997

Product revenue	$971,594	$761,079	$620,636	$394,863	$239,988

Royalty revenue	71,766	165,373	173,799	162,724	171,921

Total revenues	1,043,360	926,452	794,435	557,587	411,909

Total costs and expenses	683,162	598,096	478,184	366,948	285,787

Income before income taxes	389,497	487,105	329,016	210,193	148,968

Net income	272,683	333,577	220,450	138,697	89,167

Diluted earnings per share	1.78	2.16	1.40	0.90	0.58

Cash, cash equivalents and short-term marketable securities	798,107	682,412	654,539	516,914	440,088

Total assets	1,721,046	1,431,856	1,277,973	924,715	813,825

Long-term debt, less current portion	42,297	47,185	52,073	56,960	61,846

Shareholders’ equity	1,348,832	1,106,402	979,530	718,613	536,293

Shares used in calculating diluted earnings per share	152,916	154,602	157,788	154,270	152,999

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Biogen, Inc. and Subsidiaries

Overview

Biogen, Inc. (the “Company” or “Biogen”) is a biopharmaceutical company principally engaged in the business of developing, manufacturing and marketing drugs for human health care. The Company currently derives revenues from sales of its AVONEX® (Interferon beta-1a) product for the treatment of relapsing forms of multiple sclerosis (“MS”). The Company also derives revenue from royalties on sales by the Company’s licensees of a number of products covered under patents controlled by the Company.

Results of Operations 2001 As Compared to 2000

Revenues

Total revenues in 2001 were $1,043.4 million, as compared to $926.5 million in 2000, an increase of $116.9 million or approximately 13%.

Product sales in 2001 were $971.6 million as compared to $761.1 million in 2000, an increase of $210.5 million or approximately 28%. Product sales from AVONEX represented approximately 93% of the Company’s total revenues in 2001 as compared to 82% in 2000. The growth in 2001 was primarily attributable to an increase in the sales volume of AVONEX in the United States and in the fifteen member countries of the European Union (“EU”). AVONEX sales outside of the United States were approximately $260.5 million in 2001 as compared to $208.5 million in 2000. The Company expects sales from AVONEX outside the United States to continue to increase as a percentage of total product sales. The Company, however, expects to face increasing competition in the MS marketplace in and outside the United States from existing and new MS treatments that may impact sales of AVONEX. In the United States, Biogen expects future growth in AVONEX revenues to be dependent to a large extent on the Company’s ability to compete successfully with Serono, Inc. (“Serono”) and its REBIF® interferon beta 1a product which was launched in the United States in March 2002 as a treatment for relapsing/remitting MS. The FDA approved REBIF for sale in the United States over a year before the expiration of AVONEX’s orphan drug marketing exclusivity. Biogen expects Serono to compete aggressively in the United States market. REBIF is already on the market in the EU. See “Outlook – Competition”.

Revenues from royalties in 2001 were $71.8 million, a decrease of $93.6 million or approximately 57% as compared to $165.4 million of royalty revenue in 2000. Revenues from royalties represented approximately 7% of total revenues in 2001 as compared to 18% in 2000. The decrease in royalty revenues in 2001 over the comparable period in 2000 is primarily attributable to expiration of Biogen’s alpha interferon patents in most of Europe and in Japan and a dispute, currently in arbitration, with Schering-Plough Corporation (“Schering-Plough”) over royalties payable by Schering-Plough on U.S. sales of its alpha interferon products, and, to a lesser extent, attributable to lower licensee sales. See “Outlook – Royalty Revenue” and “Outlook – Patents and Other Proprietary Rights”.

Biogen expects the low end of the range of potential royalty revenues in 2002 to be consistent with 2001. The low end of the range excludes amounts that are subject to the dispute with Schering-Plough. As noted above, Biogen is currently in arbitration with Schering-Plough on the issue of whether and to what extent Schering-Plough has an obligation to pay royalties in the United States on sales of its alpha interferon product. See “Outlook – Royalty Revenue.” If Biogen were to prevail in this arbitration in 2002, Biogen expects that royalty revenues from Schering-Plough in 2002 would be higher than in 2001. Royalty revenues would also be higher in 2002 than in 2001 if Schering-Plough commences payments of royalties on sales of alpha interferon products in the United States based on issuance of a Roche/Genentech patent. See “Outlook-Royalty Revenues”. In addition, royalty revenues may fluctuate as a result of fluctuations in sales levels of products sold by the Company’s licensees from quarter to quarter due to the timing and extent of major events such as new indication approvals or government sponsored programs. For a discussion of some of the other factors that may affect royalty revenues in the future, see “Outlook – Royalty Revenue” and “Outlook – Patents and Other Proprietary Rights”. The Company expects product sales as a percentage of total revenues to continue to increase in the near and long term as the Company continues to market AVONEX worldwide.

Costs and expenses

Total costs and expenses in 2001 were $683.2 million as compared to $598.1 million in 2000, an increase of approximately 14%.

Cost of revenues in 2001 totaled $136.5 million, an increase of $11.3 million or 9% as compared to 2000. The increase in cost of revenues was attributable to the higher sales volume of AVONEX. Included in cost of revenues in 2001 and 2000 is $131.9 million and $112.9 million, respectively, from product sales and $4.6 million and $12.3 million, respectively, relating to royalty revenue. Gross margins on product sales increased to approximately 86% for the period ended December 31, 2001 compared to 85% for the same period in 2000 due to efficiencies of production reducing cost of goods sold in 2001. Gross margins on royalty revenue increased to approximately 94% for the period ended December 31, 2001 compared to 93% for the same period in 2000. The Company expects that gross margins on royalty revenue will fluctuate in the future based on changes in sales volumes for specific products.

Research and development expenses in 2001 were $314.6 million, an increase of $11.8 million or 4% as compared to $302.8 million in 2000. The increase was primarily due to an increase in clinical production and other costs associated with the Company’s development efforts related to its ongoing research and development programs of $19.9 million and an increase in the funding of collaboration agreements of $7.2 million, offset by a reduction in the Company’s clinical trial costs of $15.3 million in 2001. Costs for upfront fees and milestone payments may cause variability in future research and development expense. See “Critical Accounting Policies”.

Selling, general and administrative expenses in 2001 were $232.1 million, an increase of $62 million or 36% as compared to 2000. This increase was primarily due to an increase in selling and marketing expenses related to the sale of AVONEX. The Company expects that selling, general and administrative expenses will continue to increase in the near term as the Company continues to expand its sales and marketing organizations and efforts necessary to sell AVONEX worldwide in response to increased competition, and as the Company expands in anticipation of the possible approval of additional products, including AMEVIVE® (alefacept).

Other income, net

Other income, net consists of the following (in thousands):

December 31,	2001	2000

Interest income	$44,128	$42,965

Interest expense	(3,954)	(4,310)

Other income (expense)	(10,875)	120,094

Total other income, net	$29,299	$158,749

Other income, net consists primarily of interest income, partially offset by interest expenses and other non-operating income and expenses. Other income, net in 2001 was $29.3 million as compared to $158.7 million in 2000, a decrease of $129.4 million. Interest income in 2001 was $44.1 million compared to $43 million in 2000, an increase of $1.1 million or 3% due to an increase in funds invested. The Company expects interest income to vary based on changes in the amount of funds invested and fluctuations in interest rates. Interest expense decreased $0.4 million or 9% in 2001 from 2000 due to lower outstanding borrowing under building loan agreements. Other income (expense) decreased by $109.2 million in 2001 from 2000. Other income (expense) for the period ended December 31, 2001 included realized gains on the sale of certain non-current marketable securities totaling $32.1 million, offset by a $28 million write-down for unrealized losses on certain non-current marketable securities that were determined to be other than temporary. Additionally, the Company reported a charge of $20 million as part of the settlement of an ongoing patent infringement dispute with Berlex. See “Legal Matters”. Other income (expense) for the period ended December 31, 2000 included realized gains on the sale of certain non-current marketable securities totaling approximately $101.1 million. Additionally, the Company realized gains of approximately $24.1 million in 2000 upon the acquisition by third parties of two companies in which the Company had invested.

As part of its strategic product development efforts, the Company invests in equity securities of certain biotechnology companies with which it has collaborative agreements. As a matter of policy, Biogen determines on a quarterly basis whether any decline in the fair value of a marketable security is temporary or other than temporary. Unrealized gains and losses on marketable securities are included in other comprehensive income in shareholders’ equity, net of related tax effects. If a decline in the fair value of a marketable security below the Company’s cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value with a charge to current earnings. The factors that the Company considers in its assessments include prospects for favorable clinical trial results, new product initiatives and new collaborative agreements.

As part of its assessments at December 31, 2001, the Company assessed the unrealized losses on its investments in Curis Inc. and Targeted Genetics Corporation (see “Financial Condition”), and determined that the positive evidence suggesting that the investments described above would recover to at least the Company’s purchase price was not sufficient to overcome the presumption that the current market price of the investments was the best indicator of value at December 31, 2001. Accordingly, the related unrealized losses of approximately $28 million were reclassified from other comprehensive income to current expense in the fourth quarter of 2001.

The Company had no unrealized losses at December 31, 2001 that were determined to be temporary.

Income taxes

The Company’s effective tax rate in 2001 was 30%. Income tax expense for 2001 varied from the amount computed at the U.S. federal statutory rates primarily due to higher sales in European jurisdictions with lower tax rates and to the utilization of research and development tax credits. The Company’s effective tax rate outside the U.S. is lower than the U.S. tax rate, and the Company expects that the U.S. tax rate will continue to decline as a percentage of its total tax rate as international sales increase.

Results of Operations 2000 As Compared to 1999

Revenues

Total revenues in 2000 were $926.5 million, as compared to $794.4 million in 1999, an increase of $132.1 million or approximately 17%.

Product sales in 2000 were $761.1 million as compared to $620.6 million in 1999, an increase of $140.5 million or approximately 23%. Product sales from AVONEX represent approximately 82% of the Company’s total revenues in 2000 as compared to 78% in 1999. The growth in 2000 was primarily attributable to an increase in the sales volume of AVONEX in the United States and in the fifteen member countries of the EU. AVONEX sales outside of the United States were approximately $208.5 million in 2000 as compared to $178.4 million in 1999.

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

Cost of revenues in 2000 totaled $125.2 million, an increase of $14.2 million or 13% as compared to 1999. The increase in cost of revenues was attributable to the higher sales volume of AVONEX. Included in cost of revenues in 2000 and 1999 is $112.9 million and $96.9 million, respectively, from product sales and $12.3 million and $14.1 million, respectively, relating to royalty revenue. Gross margins on product sales increased to approximately 85% for the period ended December 31, 2000 compared to 84% for the same period in 1999. Gross margins on royalty revenue increased to approximately 93% for the period ended December 31, 2000 compared to 92% for the same period in 1999.

Research and development expenses in 2000 were $302.8 million, an increase of $81.6 million or 37% as compared to $221.2 million in 1999. The increase was primarily due to an increase in clinical trial costs of $35.9 million, the costs associated with an increase in the Company’s other development efforts related to its ongoing research and development programs of $14 million and the funding of collaboration agreements of $12.4 million.

Selling, general and administrative expenses in 2000 were $170.1 million, an increase of $24.1 million or 17% as compared to 1999. This increase was primarily due to an increase in selling and marketing expenses related to the sale of AVONEX.

Other income, net

Other income, net consists of the following (in thousands):

December 31,	2000	1999

Interest income	$42,965	$35,407

Interest expense	(4,310)	(4,639)

Other income (expense)	120,094	(18,003)

Total other income, net	$158,749	$12,765

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

Income taxes

The Company’s effective tax rate in 2000 was 31.5%. Income tax expense for 2000 varied from the amount computed at the U.S. federal statutory rates primarily due to higher sales in European jurisdictions with lower tax rates and to the utilization of research and development tax credits

Financial Condition

At December 31, 2001, cash, cash equivalents and short-term marketable securities were $798.1 million compared with $682.4 million at December 31, 2000, an increase of $115.7 million. Working capital increased $95.5 million to $802.8 million. Net cash from operating activities which included net income, for the year ended December 31, 2001 was $316.4 million compared with $365.9 million in 2000, and also included $32.1 million of realized gains on the sale of non-current marketable securities, tax benefits related to stock options of $35.1 million, and a non-cash adjustment of $27.9 million related to the write-down of non-current marketable securities. Cash outflows from investing activities during 2001 included investments in property and equipment and patents of $195.5 million and net purchases of marketable securities totaling $57.4 million. Significant cash outflows from financing activities included $88.3 million for purchases of the Company’s common stock under its stock repurchase program and $4.9 million for repayments on loan agreements with banks. Cash inflows from financing activities included $35 million from common stock option exercises and employee stock purchase plan activity.

In August 1995, the Company entered into a loan agreement with a bank for financing the construction of its biological manufacturing facility in North Carolina (the “Construction Loan”). During 1997, the Company completed construction of the facility and the funds advanced under the Construction Loan were converted to a floating rate ten-year term loan with principal and interest payable quarterly. As of December 31, 2001, the Company had $33 million outstanding under the Construction Loan. The Construction Loan is collateralized by the underlying building. The Company also entered into an interest rate swap agreement with the same bank, fixing its interest rate on the Construction Loan at 7.75% during the remaining term of the loan with interest payable quarterly. In addition, as of December 31, 2001, the Company had $14.2 million outstanding under a floating rate loan with a bank (the “Term Loan”). The Term Loan is collateralized by the Company’s laboratory and office building in Cambridge, Massachusetts. The Company has fixed its interest rate on the Term Loan at 7.5% under the terms of an interest rate swap agreement. Terms of the Company’s loan agreements include various covenants, including financial covenants which require the Company to maintain minimum net worth, cash flow and various financial ratios. The Company is in compliance with all covenants or requirements set forth in its credit agreements.

On December 18, 2000, the Company announced that its Board of Directors had authorized the repurchase of up to 4 million shares of the Company’s common stock. The repurchased stock provides the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. During 2001, the Company repurchased approximately 1.5 million shares of its common stock at a cost of $88.3 million. Approximately 2.5 million shares remain authorized for repurchase under this program at December 31, 2001. In November of 2000, the Company completed a previous stock repurchase program. During 2000, the Company repurchased approximately 4.6 million shares of its common stock under this program at a cost of $300.2 million.

The Company is building a large scale manufacturing plant in Research Triangle Park, North Carolina. The Company expects that construction will be completed early in 2002. The project is expected to cost $175 million, of which $172.5 million had been committed for construction costs at December 31, 2001. Additionally, the Company began expansion of its Research Triangle Park, North Carolina complex by constructing a laboratory office building and adding manufacturing capacity. The projects are expected to be completed by the summer of 2003 at a total cost of approximately $138 million. As of December 31, 2001, the Company had committed $87 million for construction costs. The Company is also completing plans to build a fill finish plant in Denmark. The Company expects that construction will commence in 2002 and be completed early in 2005, at an estimated cost of $130 million. At December 31, 2001, $17 million had been committed for construction costs related to the fill finish plant in Denmark.

In July 2001, the Company signed a development and marketing collaboration agreement (the “ICOS Agreement”) with ICOS Corporation (“ICOS”), under which the Company and ICOS will collaborate worldwide on the development and commercialization of orally active, small molecule LFA-1 antagonists as oral therapeutics for the treatment of inflammatory conditions. Under the terms of the ICOS agreement, the Company paid ICOS a one-time, non-refundable license fee of $8 million, which was charged to research and development expense. Additionally, as part of the agreement, Biogen made available to ICOS a line of credit in the amount of $20 million, of which $17.7 million was available at December 31, 2001. During 2001, the Company provided $2.3 million from the line of credit to ICOS that was charged to research and development expense in 2001 upon the achievement of certain clinical milestones by ICOS. As of December 31, 2001, there were no borrowings outstanding under the credit facility. The Company has committed to providing milestone payments to ICOS upon the achievement of certain future events. If all the milestones were achieved and commercialization were to be successful in excess of specified levels of sales, the Company would be required to pay up to an additional $83.5 million over the life of the agreement.

In September 2000, the Company signed a research and development agreement (the “Eos Agreement”) with Eos Biotechnology, Inc. (“Eos”), under which the Company and Eos will collaborate in the research and development of novel targets for antibody and protein therapeutics in the area of breast cancer. Under the Eos Agreement, the Company purchased 1.9 million shares of preferred stock of Eos for $5 million at fair market value. In addition, the Company paid a one-time non-refundable license fee of $6 million, which was charged to research and development expense and acquired certain exclusive, worldwide rights related to breast cancer-specific molecules for the use in the development of new antibody and secreted protein therapeutics. The Company accounts for its investment in Eos, which is included in other assets, using the cost method of accounting subject to periodic review of impairment. The Company provided Eos with research and development funding of $1.5 million in 2001 and $250,000 in 2000. The Company expects to fund research activities of Eos related to the collaboration of up to $1.5 million, $1.75 million and $1 million in 2002, 2003, and 2004, respectively.

In August 2000, the Company signed a development and marketing collaboration agreement (the “Antegren Agreement”) with Elan Pharma International, Ltd, an affiliate of Elan Corporation, plc (“Elan”) under which the Company and Elan collaborate in the development, manufacture and commercialization of Antegren® (natalizumab), a humanized monoclonal antibody and alpha 4 integrin inhibitor. Under the terms of the Antegren Agreement, Biogen and Elan will share costs for on-going development activities. The Company paid a one-time non-refundable license fee of $15 million in 2000, which was charged to research and development expense. During 2001, the Company provided $16 million to Elan for certain milestones achieved during the year, which were charged to research and development expense. The Company has committed to paying Elan additional amounts upon the completion of certain future milestones. If all the milestones are achieved, the Company would be required to pay up to an additional $21 million over the life of the agreement.

In October 1997, the Company signed a research and option agreement (the “CuraGen Agreement”) with CuraGen Corporation (“CuraGen”) under which the Company and CuraGen collaborate in the discovery of novel genes using CuraGen’s functional genomics technologies. The Company provided CuraGen with research and development funding of $1.5 million and $1.1 million in 2000 and 1999, respectively. The CuraGen Agreement was terminated in September 2000 and all investments in CuraGen common stock were sold during the year 2000.

In July 1996, the Company signed a collaborative research and commercialization agreement (the “Ontogeny Agreement”) with Ontogeny, Inc. (“Ontogeny”), a private biotechnology company, for the development and commercialization of three specific hedgehog cell proteins, a class of novel human proteins, that are responsible for reducing the formation or regeneration of tissue. In August 2000, Ontogeny merged with two other biotechnology companies to form Curis Inc. (“Curis”). As a shareholder in Ontogeny, Biogen received Curis common stock in exchange for the Company’s shares in Ontogeny. The Company provided $1 million and $2.8 million of research funding to Ontogeny in 2000 and 1999, respectively. Additionally, the Company provided $1.5 million upon conclusion of the Ontogeny Agreement, which was charged to research and development expense in 2000. At December 31, 2001 the Company retained approximately 308,000 shares of Curis common stock, and included the investment in long-term marketable securities available-for-sale.

In August 1995, the Company signed a collaborative research agreement (the “Genovo Agreement”) for the development of human gene therapy treatments with Genovo, Inc. (“Genovo”), a gene therapy research company. Under the Genovo Agreement, the Company acquired 380,000 shares of Genovo Series A Preferred stock for $4.5 million and acquired certain licensing rights. The Company accounted for this investment, which was included in other assets, using the equity method of accounting. The Company recorded its proportion of Genovo’s net losses as research and development expense in the amounts of $3.9 million and $7.6 million in 2000 and 1999, respectively. In August 2000, Genovo entered into a merger agreement (“Targeted Merger Agreement”) with Targeted Genetics Corporation (“Targeted”). As a shareholder in Genovo, Biogen received Targeted common stock in exchange for the Company’s shares in Genovo. Additionally, concurrently with the Targeted Merger Agreement, the Company entered into a development and marketing agreement and a funding agreement (the “Targeted Agreements”) for gene therapy research and development in oncology. The Targeted Agreements provide for a $10 million credit facility. Targeted also has an option to sell to the Company an additional $10 million of Targeted common stock at fair value. As of December 31, 2001, there were $10 million of borrowings outstanding under the credit facility and no additional common stock had been purchased by the Company. The Company provided $1 million and $250,000 in research funding to Targeted in 2001 and 2000, respectively. The Company expects to fund research activities of Targeted related to the collaboration of up to $1 million and $750,000 in 2002 and 2003, respectively.

The following summarizes the Company’s contractual obligations (excluding contingent milestone payments) at December 31, 2001, and the effects such obligations are expected to have on its liquidity and cash flows in future periods.

		Payments due by period

	Total	Less than	1-3	4-5	After
(in thousands)	Years	1 year	Years	Years	5 Years

Long-term debt	$47,185	$4,888	$9,776	$15,609	$16,912

Non-cancelable operating leases	145,577	20,493	37,333	30,172	57,579

Other long-term obligations	6,000	2,500	3,500	—	—

Total contractual cash obligations	$198,762	$27,881	$50,609	$45,781	$74,491

The Company is in compliance with all covenants or other requirements set forth in its credit agreements.

The Company does not have any other relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

The Company believes that existing funds and cash generated from operations are adequate to satisfy its working capital and capital expenditure requirements in the foreseeable future. However, the Company may raise additional capital to take advantage of favorable conditions in the market or in connection with the Company’s development activities.

Legal Matters

On July 3, 1996, Berlex Laboratories, Inc. (“Berlex”) filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex’s “McCormick” patent (U.S. Patent No. 5,376,567) in the United States in the production of Biogen’s AVONEX product. In November 1996, Berlex’s New Jersey action was transferred to the United States District Court in Massachusetts and consolidated for pre-trial purposes with a related declaratory judgment action previously filed by Biogen. On August 18, 1998, Berlex filed a second suit against Biogen alleging infringement by Biogen of a patent which was issued to Berlex in August 1998 and which is related to the McCormick patent (U.S. Patent No. 5,795,779). On September 23, 1998, the cases were consolidated for pre-trial and trial purposes. Berlex sought a judgment granting it damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from the alleged infringement. A hearing on the parties’ summary judgment motions in the case was completed in March 2000. In September 2000, the District Court rendered final judgment in favor of Biogen and against Berlex determining that Biogen’s production of AVONEX did not infringe any of the claims of the Berlex patents. Berlex has appealed this decision with the Court of Appeals for the Federal Circuit. Oral arguments were presented by the parties to the Court of Appeals on November 7, 2001 and a decision is expected in the first half of 2002. In January 2002, Biogen and Berlex reached a settlement of the litigation pursuant to which the parties agreed to end the dispute in return for a payment of $20 million from Biogen to Berlex, and the possibility of a second and final payment from Biogen to Berlex if the Court of Appeals were to reverse the District Court’s previous ruling granting summary judgment in favor of Biogen. If the Court of Appeals were to rule against Biogen and return the case to the District Court, Biogen believes that the most likely decision would require it to make a second and final payment of $55 million to Berlex. In the event the ruling is significantly adverse to Biogen, the second and final payment to Berlex would be $230 million. As part of the settlement, Biogen and Berlex agreed not to pursue further litigation about these patents. Biogen has recorded a $20 million charge in “Other Income, net” in the fourth quarter of 2001 to account for the first payment to Berlex. The Company has determined that, based on information currently available, the most probable outcome is that no additional payments will be required.

In 1995, the Company filed an opposition with the Opposition Division of the European Patent Office to oppose a European patent (the “Rentschler I Patent”) issued to Dr. Rentschler Biotechnologie GmbH (“Rentschler”) relating to compositions of matter of beta interferon. In 1997, the European Patent Office issued a decision to revoke the Rentschler I Patent. Rentschler appealed that decision and an oral hearing on the appeal took place in December 2000. At the oral hearing in order to gain reinstatement of the patent, Rentschler narrowed the patent claims so as to claim only a specific cell line. Biogen does not use the specific cell line now claimed. On October 13, 1998, the Company filed another opposition with the Opposition Division of the European Patent Office to oppose a second European patent issued to Rentschler (the “Rentschler II Patent”) with certain claims regarding compositions of matter of beta interferon with specific regard to the structure of the glycosylated molecule. A hearing on the Company’s opposition previously scheduled for October 2000 has been postponed, and will likely be held in 2002. While Biogen believes that the Rentschler II Patent will be revoked, if the Rentschler II Patent were to be upheld and if Rentschler were to obtain, through legal proceedings, a determination that the Company’s sale of AVONEX in Europe infringes a valid Rentschler II Patent, such result could have a material adverse effect on the Company’s results of operation and financial position.

Critical Accounting Policies

The preparation of consolidated financial statements requires the Company to make estimates and judgements that may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-

going basis, the Company evaluates its estimates, including those related to revenue recognition, marketable securities, hedging programs, bad debts, inventories, patents, income taxes, pensions, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition and Accounts Receivable

SEC Staff Accounting Bulletin No 101 (“SAB 101”) was effective for the Company in fiscal 2000. SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. SAB 101 establishes the SEC’s view that it is not appropriate to recognize revenue until all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. Further, SAB 101 requires that both title and the risks and rewards of ownership be transferred to the buyer before revenue can be recognized. The Company believes that its revenue recognition policies are in compliance with SAB 101.

Revenues from product sales are recognized when product is shipped and title and risk of loss has passed to the customer. Revenues are recorded net of applicable allowances for returns, rebates and other applicable discounts and allowances. The timing of distributor orders and shipments can cause variability in earnings. The Company prepares its estimates for sales returns and allowances, discounts and rebates quarterly based primarily on historical experience updated for changes in facts and circumstances, as appropriate. If actual future results vary, the Company may need to adjust its estimates, which could have an impact on earnings in the period of adjustment.

The Company receives royalty revenues under license agreements with a number of third parties that sell products based on technology developed by the Company or to which the Company has rights. The license agreements provide for the payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on estimates of the sales that occurred during the relevant period. The relevant period estimates of sales are based on interim data provided by licensees and analysis of historical royalties paid to the Company (adjusted for any changes in facts and circumstances, as appropriate). The Company maintains regular communication with its licensees in order to gauge the reasonableness of its estimates. Differences between actual royalty revenues and estimated royalty revenues are reconciled and adjusted for in the period which they become known, typically the following quarter. Historically, adjustments have not been material based on actual amounts paid by licensees. There are no future performance obligations on the part of the Company under these license agreements. Under this policy, revenue can vary due to factors such as resolution of royalty disputes and arbitration.

Revenue is not recognized in any circumstances unless collectibility is reasonably assured.

Biogen maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Biogen’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, which could affect future earnings.

Marketable securities

As part of its strategic product development efforts, the Company invests in equity securities of certain biotechnology companies with which it has collaborative agreements. Statement of Financial Accounting Standards (“SFAS”) No. 115 (“SFAS 115”), Accounting for Certain Investment in Debt and Equity Securities, addresses the accounting for investment in marketable equity securities. As a matter of policy, Biogen determines on a quarterly basis whether any decline in the fair value of a marketable security is temporary or other than temporary. Unrealized gains and losses on marketable securities are included in other comprehensive income in shareholders’ equity, net of related tax effects. If a decline in the fair value of a marketable security below the Company’s cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value with a charge to current earnings. The factors that the Company considers in its assessments include prospects for favorable clinical trial results, new product initiatives and new collaborative agreements. Any future determinations that unrealized losses are other than temporary could have an impact on earnings.

Inventory capitalization

Inventories are stated at the lower of cost or market with cost determined under the first-in/first-out (“FIFO”) method, and are included in other current assets. Included in inventory are raw materials used in the production of pre-clinical and clinical products, which are expensed as research and development costs when consumed.

Biogen writes down obsolete or otherwise unmarketable inventory to its estimated net realizable value. If the actual realizable value is less than that estimated by Biogen, additional inventory write-downs may be required.

Biogen capitalizes inventory costs associated with certain products prior to regulatory approval, based on management’s judgment of probable future commercialization. Biogen would be required to expense previously capitalized costs related to pre-approval inventory upon a change in such judgment, due to, among other potential factors, a denial or delay of approval by necessary regulatory bodies. At December 31, 2001, capitalized inventory related to AMEVIVE, which has not yet received regulatory approval, was $8.4 million.

Research and development expenses

Research and development expenses are comprised of costs incurred in performing research and development activities including salaries and benefits, facilities costs, overhead costs, clinical trial and related clinical manufacturing costs, contract services and other outside costs. Research and development costs, including upfront fees and milestones paid to collaborative partners, are expensed as incurred. The timing of upfront fees and milestone payments in the future may cause variability in future research and development expense.

Accounting for contingencies and litigation

Because of the substantive terms of the Berlex settlement arrangement were agreed to in the fourth quarter of 2001, the Company determined that the provisions of SFAS 5, “Accounting for Contingencies,” required that the Company account for this settlement in its December 31, 2001 financial statements. The guidance in Financial Accounting Standards Board (“FASB”), Interpretation No. 14, Reasonable Estimation of the Amount of a Loss, an Interpretation of SFAS 5, requires that when an amount within the range of potential loss appears to be a better estimate that any other amount within the range, that amount should be accrued. It further requires that when no amount within the range is a better estimate than any other amount, the minimum amount in the range should be accrued. In the case of the Berlex settlement, Biogen determined that $20 million is both the best estimate of the Company’s potential loss, and the minimum amount in the range of potential losses. As a result, the Company recorded a charge of $20 million related to this settlement in its December 31, 2001 financial statements.

New Accounting Pronouncements

In July 2001, the FASB issued SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill’s impairment and that intangible assets other than goodwill be amortized over their useful lives. SFAS 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by the Company, as required, in fiscal year 2002. The impact of SFAS 141 and SFAS 142 on the Company’s financial statements is not expected to be material.

In August 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and will thus be adopted by the Company, as required, in fiscal year 2002. The adoption of SFAS 144 is not expected to have material effect on the Company’s financial statements.

In February 2002, the FASB Emerging Issues Task Force (“EITF”) released EITF Issue No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. EITF 01-09 states that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. The provisions of EITF 01-09 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by the Company, as required, in 2002. The Company is currently evaluating the effect on the Company’s financial statements of adoption of EITF 01-09.

Outlook

Safe Harbor Statement Under Private Securities Litigation Reform Act of 1996

In addition to historical information, this annual report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Reference is made in particular to forward-looking statements regarding the anticipated level of future product sales, royalty revenues, expenses and profits, statements regarding the timing of clinical trials, statements regarding the potential outcome of clinical programs, statements regarding expectations regarding regulatory approvals, the marketing of additional products and predictions as to the impact of competitive products, predictions regarding the anticipated outcome of pending or anticipated litigation, arbitration and patent-related proceedings, statements regarding the Company’s expectations regarding facility expansion and Biogen’s expectations as to the value of its investments in certain marketable securities. These and all other forward-looking statements are made based on Biogen’s current belief as to the outcome and timing of such future events. Factors which could cause actual results to differ from Biogen’s expectations and which could negatively impact Biogen’s financial condition and results of operations are discussed below.

Dependence on AVONEX Sales

Biogen’s ability to sustain increases in revenues and profitability until at least approval and launch of a second product will be primarily dependent on the level of revenues and profitability from AVONEX sales. The level of revenues from sales of AVONEX will depend on a number of factors, including: Biogen’s ability to sustain market share of AVONEX in light of competitive products for the treatment of multiple sclerosis (“MS”), including the launch of REBIF in the United States; continued market acceptance of AVONEX worldwide; Biogen’s ability to maintain a high level of patient satisfaction with AVONEX; the nature of regulatory and pricing decisions related to AVONEX worldwide; the extent to which AVONEX continues to receive and maintains reimbursement coverage; the success of ongoing development related to AVONEX in expanded MS indications; and the continued accessibility of third parties to vial, label, and distribute AVONEX on acceptable terms.

Competition

Biogen faces increasing competition from other products for the treatment of relapsing forms of MS. In 2001, AVONEX competed in the United States as a treatment for MS with three other products: an interferon beta-1b product sold under the brand name BETASERON® by Berlex Laboratories, a product known as COPAXONE® (glatiramer acetate) marketed by Teva Neuroscience, Inc. and Aventis Pharmaceuticals, Inc. and NOVANTRONE® (mitoxantrone for injection) marketed by Immunex Corporation for patients with clinically worsening forms of relapsing-remitting and secondary progressive MS. Biogen expects that competition in the United States will increase significantly with the March 2002 launch of REBIF, an interferon beta-1a product marketed by Serono, Inc. (“Serono”). The FDA approved REBIF for sale in the United States over a year earlier than the expiration of AVONEX’s orphan drug marketing exclusivity based on the 24-week results of a head-to-head study of AVONEX and REBIF conducted by Serono. Biogen expects Serono to compete aggressively in the United States market. In most countries outside of the United States, AVONEX competes with REBIF, BETASERON (sold in the EU by Schering A.G. under the name BETAFERON®), and COPAXONE.

A number of companies, including Biogen, are working to develop products to treat MS which may in the future compete with AVONEX, the worldwide market leader among MS therapies. AVONEX may also in the future face competition from off-label uses of drugs approved for other indications. Some of Biogen’s current competitors are also working to develop alternative formulations for delivery of their products which may in the future compete with AVONEX. Biogen believes that competition among treatments for MS will be based on product performance, service and price.

If AMEVIVE is approved, Biogen will also face significant competition from other products for the treatment of moderate-to-severe plaque psoriasis. AMEVIVE would compete with existing therapies such as oral retinoids, steroids, methotrexate and cyclosporin, as well as new drugs currently in development and drugs approved for other indications. Genentech and Xoma Corporation are co-developing XANELIM® (efalizumab), an antibody designed to block certain immune cells as a potential treatment for moderate-to-severe psoriasis. The companies have completed Phase 3 trials for XANELIM and expect to complete a one-year Phase 3 extension trial in early 2002. Centocor, Inc. sells REMICADE® (Infliximab) worldwide as a treatment for other indications and has initiated a Phase 2 proof of concept study for REMICADE as a potential treatment for psoriasis. ENBREL® (etanercept), a drug co-developed by Immunex Corporation and Wyeth (formerly American Home Products Corporation) has been approved by the FDA as a treatment for psoriatic arthritis, a disease that has skin plaque systems associated with moderate-to-severe plaque psoriasis. In addition, a number of other companies are working to develop products to treat psoriasis which may ultimately compete with AMEVIVE.

Royalty Revenue

Biogen receives royalty revenues which, prior to 2001, contributed a significant amount to its overall profitability. Royalty revenues have decreased significantly in recent years primarily as the result of patent expirations, see “Outlook — Patents and Other Proprietary Rights,” and a royalty dispute with Schering-Plough. As noted above, Biogen is currently in arbitration with Schering-Plough on the issue of whether and to what extent Schering-Plough has an obligation to pay royalties in the United States on sales of its alpha interferon products. Schering-Plough has taken the position that a Court of Appeal’s decision affirming a District Court’s ruling which narrowed the scope of the claims of Biogen’s United States alpha interferon patent (the “901 Patent”) allowed it to discontinue royalty payments to Biogen in the United States on sales of its alpha interferon products. The Court of Appeals decision came as part of a suit filed by Schering-Plough, as Biogen’s exclusive licensee, against Amgen, Inc. (“Amgen”) to enforce the 901 Patent which Schering-Plough claimed was infringed by Amgen’s consensus interferon product. Biogen disagrees with Schering-Plough’s position and has filed for arbitration to compel payment of unpaid past royalties and to ensure payment of royalties due in the future under the license agreement. Given Schering-Plough’s history of taking aggressive positions in contract interpretation, Biogen has included in the arbitration claims which would resolve issues related to future royalty payments to pre-empt any potential challenges by Schering-Plough. These claims include asking the arbitration panel to confirm Schering-Plough’s obligation to commence royalty payments in July 2002 (the expiration date of the 901 Patent) based on a patent application owned by F. Hoffman-LaRoche (“Roche”) and Genentech, Inc. (“Genentech”). The agreement between Biogen and Schering-Plough extending Schering-Plough’s royalty obligation beyond the expiration date of the 901 Patent was part of the settlement of a lawsuit between Biogen and Roche/Genentech. In return for Schering-Plough’s agreement to extend its royalty obligation, Biogen settled the lawsuit with Roche/Genentech and Roche granted Schering-Plough an exclusive license for Schering-Plough to sell its products under the Roche/Genentech patent rights that were the subject of the dispute. Biogen intends to vigorously pursue its claims against Schering-Plough, but there is no guarantee that Biogen will be successful in its efforts.There are a number of other factors which could also cause the actual level of royalty revenue to differ from Biogen’s expectations. For example, pricing reforms, health care reform initiatives, other legal and regulatory developments and the introduction of competitive products may have an impact on product sales by Biogen’s licensees. In addition, sales levels of products sold by Biogen’s licensees may fluctuate from quarter to quarter due to the timing and extent of major events such as new indication approvals or government sponsored programs. Since Biogen is not involved in the development or sale of products by its licensees, it cannot be certain of the timing or potential impact of factors which may affect sales by licensees. See “Outlook — Patents and Other Proprietary Rights.”

Patents and Other Proprietary Rights

Biogen has numerous issued patents and patent applications pending on a number of its processes and products. Biogen has also obtained rights to certain patents under licenses with third parties which provide for the payment of royalties. There can be no assurances that Biogen’s existing patents or others, if obtained, will substantially protect or commercially benefit Biogen. In addition, Biogen does not know to what extent its pending patent applications or patent applications licensed from third parties will be granted or whether any of Biogen’s patents will prevail if they are challenged in litigation. Also, there is also no assurance that third parties have not or will not be granted patents claiming subject matter necessary to Biogen’s business. Biogen is aware that others, including various universities and companies working in the biotechnology field, have also filed patent applications and have been granted patents in the United States and in other countries claiming subject matter potentially useful or necessary to Biogen’s business. Some of those patents and patent applications claim only specific products or methods of making such products, while others claim more general processes or techniques useful or now used in the biotechnology industry. For example, Genentech has been granted patents and is prosecuting other patent applications in the United States and certain other countries which it may allege are currently used by Biogen and the rest of the biotechnology industry to produce recombinant proteins in host cells. Genentech has offered to Biogen and others in the industry non-exclusive licenses under some of those patents and patent applications for various proteins and in various fields of use, but not for others. Biogen is also aware of certain patents held by Genentech relating to immunoadhesion technology that Genentech may take the position are valid and infringed by Biogen’s future commercial activities with AMEVIVE. Biogen is evaluating these patents to determine if a license should be taken. The ultimate scope and validity of Genentech’s patents, of other existing patents, or of patents which may be granted to third parties in the future, and the extent to which Biogen may wish or be required to acquire rights under such patents and the availability and cost of acquiring such rights, currently cannot be determined by Biogen.

Biogen has granted an exclusive worldwide license to Schering-Plough under Biogen’s alpha interferon patents. Schering-Plough’s royalty obligation to Biogen on sales of Schering-Plough’s INTRON® A brand of alpha interferon in Japan and Europe terminated upon expiration of Biogen’s alpha interferon patent in such territories in January 2001, except in France, Italy and Spain. Biogen has obtained supplementary protection certificates in France and Italy extending the coverage (in France until 2003 and in Italy until 2007). In Spain, Biogen’s alpha interferon patents expire in 2003. In 2000, a Court of Appeals decision affirmed a District Court’s decision narrowing the scope of Biogen’s United States alpha interferon patents. For a discussion of the arbitration with Schering-Plough over the implications of the decision on the amount of royalties owed to Biogen on sales of alpha interferon products in the United States, see “Outlook — Royalty Revenue”. In consideration of assignment to Schering-Plough by Biogen of a Biogen patent application claiming recombinant mature human alpha interferon, Schering-Plough has agreed to pay to Biogen certain sums on sales by Schering-Plough of alpha interferon products in the United States from the date when Biogen’s existing United States alpha interferon patent expires (i.e. July 2002) until expiration of the Roche/Genentech patent. The

Roche/Genentech patent right was the subject of a lawsuit brought by Biogen which was ultimately settled. Schering-Plough entered into an agreement with Roche as part of the settlement. In addition to deciding other aspects of the royalty dispute, Biogen has asked an arbitration panel to confirm Schering-Plough’s obligation to pay royalties commencing in July 2002. See “Outlook – Royalty Revenues.”

Biogen has licensed its recombinant hepatitis B antigen patent rights to GlaxoSmithKline plc and Merck and Co, Inc. to manufacturer and market hepatitis B vaccines and to manufacturers of diagnostic test kits, and receives royalties on sales of the vaccines and test kits by its licensees. See “Principal Products Being Marketed or Developed by Biogen’s Licensees — Hepatitis B Vaccines and Diagnostics.” The obligation of Glaxo and Merck to pay royalties on sales of hepatitis B vaccines and the obligation of Biogen’s other licensees under its hepatitis B patents to pay royalties on sales of diagnostic products will terminate upon expiration of Biogen’s hepatitis B patents in each licensed country. Following the conclusion of a successful interference proceeding in the United States, Biogen was granted patents in the United States expiring in 2018 and which broadly cover hepatitis B virus polypeptides and vaccines and diagnostics containing such polypeptides. Biogen’s European hepatitis B patents expired at the end of 1999, except in those countries in which Biogen has obtained supplementary protection certificates. Coverage under supplementary protection certificates still exists in Austria, France, Italy, Luxembourg and Sweden. The additional coverage afforded by the supplementary protection certificates ranges from one to five years. There can be no assurance as to the extent of coverage available under the supplementary protection certificates, or that protection will be available in additional countries.

There has been, and Biogen expects that there may continue to be significant litigation in the industry regarding patents and other intellectual property rights. Such litigation could create uncertainty and consume substantial resources. See also “Legal Matters”.

Products

AVONEX is currently the only product sold by Biogen. Biogen’s long-term viability and growth will depend on the successful development and commercialization of other products from its research and development activities and collaborations. Biogen expects that its next product on the market will be AMEVIVE. In the second quarter of 2001, the Company completed Phase 3 clinical studies of both the intramuscular and intravenous formulations of AMEVIVE in patients with moderate to severe psoriasis. In August of 2001, Biogen completed a simultaneous filing for regulatory approval of AMEVIVE in the United States and Europe, with submission of data from the clinical studies. The applications are currently under review by both the FDA and regulatory authorities in the EU. Biogen continues to expand its development efforts related to other potential products in its pipeline. The expansion of the pipeline may include increases in spending on internal projects, the acquisition of third-party technologies or products or other types of investments. Product development involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in preclinical and early clinical trials does not ensure that later stage or large-scale clinical trials will be successful. Many important factors affect Biogen’s ability to successfully develop and commercialize AMEVIVE and its other potential products, including the ability to obtain and maintain necessary patents and licenses, to demonstrate safety and efficacy of drug candidates at each stage of the clinical trial process, to overcome technical hurdles that may arise, to meet applicable regulatory standards, to obtain reimbursement coverage for the products, to receive required regulatory approvals, to be capable of producing drug candidates in commercial quantities at reasonable costs, to compete successfully against other products and to market products successfully. Success in early stage clinical trials or preclinical work does not ensure that later stage or larger scale clinical trials will be successful. Even if later stage clinical trials are successful, the risk exists that unexpected concerns may arise from analysis of data or from additional data or that obstacles may arise or issues be identified in connection with review of clinical data with regulatory authorities or that regulatory authorities may disagree with the Company’s view of the data or require additional data or information or additional studies. There can be no assurance that Biogen will be successful in its efforts to develop and commercialize new products.

Market Risk

Biogen has exposure to financial risk in several areas including changes in foreign exchange rates and interest rates. Biogen attempts to minimize its exposures by using certain financial instruments, for purposes other than trading, in accordance with the Biogen’s overall risk management guidelines. Further information regarding the Biogen’s accounting policies for financial instruments and disclosures of financial instruments can be found in Notes 1, 2 and 3 to Biogen’s Consolidated Financial Statements.

Foreign Exchange

Biogen has operations in several European countries, Japan, Australia and Canada in connection with the sale of AVONEX. Biogen also receives royalty revenues based on worldwide product sales by its licensees. As a result, Biogen’s financial position, results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro, British pound, Japanese yen and Canadian dollar).

Biogen uses foreign currency forward contracts to manage foreign currency risk and does not engage in currency speculation. Biogen uses these forward contracts to hedge certain forecasted transactions denominated in foreign currencies. A hypothetical adverse 10% movement in foreign exchange rates compared to the U.S. dollar across all maturities would result in a hypothetical loss in fair value of approximately $11 million. Biogen’s use of this methodology to quantify the market risk of such instruments should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions.

Interest Rates

Biogen is exposed to risk of interest rate fluctuations in connection with its variable rate long-term debt. The Term Loan requires annual principal payments of $1.7 million through 2004, with the balance due in 2005. The Construction Loan requires annual principal payments of $3.2 million through 2006, with the balance due in 2007. At December 31, 2001, the carrying values of the Term Loan and the Construction Loan approximated fair value.

Biogen has fixed its interest rates on the Term Loan and Construction Loan by entering interest rate swap agreements under which Biogen exchanges the difference between 7.5% and 7.75%, respectively, and a floating rate. The notional principal balances on the interest rate swap agreements are exactly equal to the principal on the underlying debt agreements. All other relevant terms of the interest rate swap agreements (including the index rate, reset period, etc.) exactly match the underlying loan agreements. The fair value of the interest rate swap agreements at December 31, 2001, representing the cash requirements of Biogen to settle the agreements, was approximately $3.3 million. Terms of Biogen’s loan agreements include various covenants, including financial covenants which require Biogen to maintain minimum net worth, cash flow and various financial ratios.

The fair value of Biogen’s cash, cash equivalents, marketable securities, long-term debt and interest rate swap agreements are subject to change as a result of potential changes in market interest rates. The potential change in fair value for interest rate sensitive instruments has been assessed on a hypothetical 100 basis point adverse movement across all maturities. Biogen estimates that such hypothetical adverse 100 basis point movement would not have materially impacted net income or materially affected the fair value of interest rate sensitive instruments.

Stock Price

The stock prices of biotechnology companies are subject to significant fluctuations. The stock price may be affected by a number of factors including, but not limited to clinical trial results and other product development events, the outcome of litigation, the financial impact of changes in the value of investments, including investments in other biotechnology companies, the decisions relating to intellectual property rights and the entrance of competitive products into the market, changes in reimbursement policies or other practices related to the pharmaceutical industry or other industry and market changes or trends. In addition, if revenues or earnings in any quarter fail to meet the investment community’s expectations, there could be an immediate adverse impact on Biogen’s stock price.

Consolidated Statements of Income
Biogen, Inc. and Subsidiaries

(in thousands, except per share amounts)

For the years ended December 31,	2001	2000	1999

Revenues:

Product	$971,594	$761,079	$620,636

Royalties	71,766	165,373	173,799

Total revenues	1,043,360	926,452	794,435

Costs and expenses:

Cost of revenues	136,510	125,198	111,005

Research and development	314,556	302,840	221,153

Selling, general & administrative	232,096	170,058	146,026

Total costs and expenses	683,162	598,096	478,184

Income from operations	360,198	328,356	316,251

Other income, net	29,299	158,749	12,765

Income before income taxes	389,497	487,105	329,016

Income taxes	116,814	153,528	108,566

Net Income	$272,683	$333,577	$220,450

Basic earnings per share	$1.84	$2.24	$1.47

Diluted earnings per share	$1.78	$2.16	$1.40

Shares used in calculating:

Basic earnings per share	148,355	148,743	149,921

Diluted earnings per share	152,916	154,602	157,788

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Biogen, Inc. and Subsidiaries

(in thousands, except share amounts)

As of December 31,	2001	2000

Assets

Current assets

Cash and cash equivalents	$54,042	$48,737

Marketable securities	744,065	633,675

Accounts receivable, less allowance for doubtful accounts of $2,082 and $2,436, respectively	177,582	143,178

Deferred tax assets	44,108	40,047

Other current assets	77,930	62,634

Total current assets	1,097,727	928,271

Property and equipment, net	555,998	400,429

Patents	16,562	13,510

Marketable securities	12,183	71,982

Other assets	38,576	17,664

	$1,721,046	$1,431,856

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable	$50,944	$37,869

Current portion of long-term debt	4,888	4,888

Accrued expenses and other	239,110	178,264

Total current liabilities	294,942	221,021

Long-term debt, less current portion	42,297	47,185

Other long-term liabilities	34,975	57,248

Commitments and contingencies	—	—

Shareholders’ equity

Common stock, par value $0.01 per share (375,000,000 Shares authorized; 151,705,636 shares issued in 2001 and 2000)	1,517	1,517

Additional paid-in capital	808,076	772,172

Treasury stock, at cost, 3,233,351 and 3,882,979 shares in 2001 and 2000, respectively	(176,123)	(233,576)

Retained earnings	705,893	543,913

Accumulated other comprehensive income	9,469	22,376

Total shareholders’ equity	1,348,832	1,106,402

	$1,721,046	$1,431,856

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Biogen, Inc. and Subsidiaries

(in thousands)

For the years ended December 31,	2001	2000	1999

Cash Flows from Operating Activities Net Income	$272,683	$333,577	$220,450

Adjustments to reconcile net income to net cash provided from operating activities

Depreciation and amortization	36,913	38,824	31,099

Other	(267)	(569)	5,162

Deferred income taxes	(18,100)	25,203	(23,981)

Realized gain on sale of non-current marketable securities	(32,143)	(101,129)	—

Tax benefit of stock options	35,075	81,023	91,295

Write-down of non-current marketable securities	27,942	—	15,287

Changes in:

Accounts receivable	(34,404)	(5,815)	(36,082)

Other current and other assets	(41,884)	(35,329)	(41,372)

Accounts payable, accrued expenses and other current and long-term liabilities	70,543	30,154	101,725

Net cash flows from operating activities	316,358	365,939	363,583

Cash Flows from Investing Activities Purchases of current marketable securities	(827,807)	(627,168)	(1,120,218)

Proceeds from sales and maturities of current marketable securities	734,599	606,087	1,006,465

Proceeds from sales of non-current marketable securities	35,827	120,199	—

Investment in collaborative partners	—	(5,000)	(10,000)

Acquisitions of property and equipment	(190,753)	(194,402)	(82,528)

Additions to patents	(4,781)	(4,713)	(3,799)

Net cash flows from investing activities	(252,915)	(104,997)	(210,080)

Cash Flows from Financing Activities Repayments on long-term debt	(4,888)	(4,888)	(4,887)

Purchases of treasury stock	(88,284)	(300,192)	(197,717)

Proceeds from put warrants	—	—	22,086

Issuance of common stock and option exercises	35,034	35,955	58,490

Net cash flows from financing activities	(58,138)	(269,125)	(122,028)

Net increase (decrease) in cash and cash equivalents	5,305	(8,183)	31,475

Cash and cash equivalents, beginning of the year	48,737	56,920	25,445

Cash and cash equivalents, end of the year	$54,042	$48,737	$56,920

Supplemental Cash Flow Data

Cash paid during the year for:

Interest	$3,954	$4,314	$4,598

Income taxes	$79,002	$42,683	$4,787

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Biogen, Inc. and Subsidiaries

					Accumulated
		Additional			Other	Total
	Common	Paid-in	Treasury	Retained	Comprehensive	Shareholders'
(in thousands)	Stock	Capital	Stock	Earnings	Income	Equity

Balance, December 31, 1998	$1,483	$538,105	$(21,317)	$213,507	$(13,165)	$718,613

Net income				220,450		220,450

Unrealized gains/losses on marketable securities, net of tax of $25,013					48,555	48,555

Unrealized gains/losses on foreign currency forward contracts, net of tax of $2,490					6,654	6,654

Unrealized gains/losses on interest rate swaps, net of tax of $137					4,501	4,501

Translation adjustment					(927)	(927)

Total comprehensive income						279,233

Exercise of options and related tax benefits	24	108,952	122,750	(81,941)		149,785

Proceeds from sale of put warrants		22,086				22,086

Treasury stock purchased			(197,717)			(197,717)

Compensation expense related to stock options		7,530				7,530

Balance, December 31, 1999	$1,507	$676,673	$(96,284)	$352,016	$45,618	$979,530

Net income				333,577		333,577

Unrealized gains/losses on marketable securities, net of tax of $6,791					(16,152)	(16,152)

Unrealized gains/losses on foreign currency forward contracts, net of tax of $1,686					(5,311)	(5,311)

Unrealized gains/losses on interest rate swaps, net of tax of $789					(1,458)	(1,458)

Translation adjustment					(321)	(321)

Total comprehensive income						310,335

Exercise of options and related tax benefits	10	95,748	162,900	(141,680)		116,978

Treasury stock purchased			(300,192)			(300,192)

Compensation expense related to stock options		(249)				(249)

Balance, December 31, 2000	$1,517	$772,172	$(233,576)	$543,913	$22,376	$1,106,402

Net income				272,683		272,683

Unrealized gains/losses on marketable securities, net of tax of $4,750					(11,352)	(11,352)

Unrealized gains/losses on foreign currency forward contracts, net of tax of $52					(87)	(87)

Unrealized gains/losses on interest rate swaps, net of tax of $587					(981)	(981)

Translation adjustment					(487)	(487)

Total comprehensive income						259,776

Exercise of options and related tax benefits		35,075	145,737	(110,703)		70,109

Treasury stock purchased			(88,284)			(88,284)

Compensation expense related to stock options		829				829

Balance, December 31, 2001	$1,517	$808,076	$(176,123)	$705,893	$9,469	$1,348,832

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Biogen, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies

Business

Biogen, Inc. (“Biogen” or the “Company”) is a biopharmaceutical company principally engaged in the business of developing, manufacturing and marketing drugs for human health care. The Company currently derives revenues from sales of its AVONEX® (Interferon beta-la) product for the treatment of relapsing forms of multiple sclerosis and from royalties on worldwide sales by the Company’s licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B vaccines and diagnostic products.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. Certain items in prior years’ financial statements have been reclassified to conform with the current year’s presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures; actual amounts may differ.

Translation of Foreign Currencies

The functional currency for most of the Company’s foreign subsidiaries is the local currency. Assets and liabilities are translated at current rates of exchange. Income and expense items are translated at the average exchange rates for the year. Adjustments resulting from the translation of the financial statements of the Company’s foreign operations into U.S. dollars are excluded from the determination of net income and are accumulated in a separate component of shareholders’ equity. The U.S. dollar is the functional currency for certain foreign subsidiaries. The Company’s subsidiaries which have the U.S. dollar as the functional currency are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets. Foreign exchange transaction gains and losses are included in the results of operations in other income, net. Foreign exchange gains totaled $1.2 million, $2.8 million and $2.5 million in 2001, 2000, and 1999, respectively.

Cash and Cash Equivalents

The Company considers only those investments, which are highly liquid, readily convertible to cash and which mature within three months from date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, other current assets, accounts payable, and accrued expenses and other, approximate fair value due to their short-term maturities. Marketable securities are carried at fair value based on quoted market prices, consistent with the requirements of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The fair values of trading securities, interest rate swaps, foreign currency forward contracts and options on non-marketable instruments are based on quoted market prices or pricing models using current market rates. The Company’s long-term debt approximates fair value.

Inventories

Inventories are stated at the lower of cost or market with cost determined under the first-in/first-out (“FIFO”) method and are included in other current assets. Included in inventory are raw materials used in the production of pre-clinical and clinical products which are expensed as research and development costs when consumed. The components of inventories for the periods ending December 31, are as follows:

(in thousands)	2001	2000

Raw materials	$14,754	$7,775

Work in process	17,004	17,582

Finished goods	20,161	14,172

	$51,919	$39,529

Biogen writes down obsolete or otherwise unmarketable inventory to its estimated net realizable value. If the actual realizable value is less than that estimated by Biogen, additional inventory write-downs may be required. The Company has not had any material writedowns of inventory for the years ended December 31, 2001, 2000, or 1999.

Biogen capitalizes inventory costs associated with certain products prior to regulatory approval, based on management’s judgment of probable future commercialization. Biogen would be required to expense previously capitalized costs related to pre-approval inventory upon a change in such judgment, due to, among other potential factors, a denial or delay of approval by necessary regulatory bodies. At December 31, 2001, capitalized inventory related to AMEVIVE® (alefacept), which has not yet received regulatory approval, was $8.4 million.

Marketable Securities

The Company invests its excess cash balances in short-term marketable securities, principally corporate notes and government securities. At December 31, 2001, substantially all of the Company’s securities were classified as “available-for-sale”. All available-for-sale securities are recorded at fair market value and unrealized gains and losses are included in accumulated other comprehensive income in shareholders’ equity, net of related tax effects. Realized gains and losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense.

As part of its strategic product development efforts, the Company invests in equity securities of certain biotechnology companies with which it has collaborative agreements. As a matter of policy, Biogen determines on a quarterly basis whether any decline in the fair value of a marketable security is temporary or other than temporary. Unrealized gains and losses on marketable securities are included in other comprehensive income in shareholders’ equity, net of related tax effects. If a decline in the fair value of a marketable security below the Company’s cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value with a charge to current earnings. The factors that the Company considers in its assessments include prospects for favorable clinical trial results, new product initiatives and new collaborative agreements.

As part of its assessments at December 31, 2001, the Company assessed the unrealized losses on its investments in Curis Inc. and Targeted Genetics Corporation, and determined that the positive evidence suggesting that the investments described above would recover to at least the Company’s purchase price was not sufficient to overcome the presumption that the current market price of the investments was the best indicator of value at December 31, 2001. Accordingly, the related unrealized losses of approximately $28 million were reclassified from other comprehensive income to current expense in the fourth quarter of 2001.

The Company had no unrealized losses at December 31, 2001 that were determined to be temporary.

Property and Equipment

Property and equipment is carried at cost, subject to review of impairment for significant assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life or the term of the respective lease. Maintenance of computer systems is expensed as incurred. Buildings and equipment are depreciated over estimated useful lives ranging from 30 to 40 and 3 to 10 years, respectively. The Company capitalizes certain incremental costs associated with the validation effort required for licensing by the FDA of manufacturing equipment for the production of a commercially approved drug. These costs include primarily direct labor and material and are incurred in preparing the equipment for its intended use. Net capitalized validation costs were $5.4 million and $4.3 million at December 31, 2001 and 2000, respectively. The validation costs are amortized over the life of the related equipment.

Patents

The costs associated with successful patent defenses and patent applications are capitalized and amortized on a straight-line basis over estimated useful lives up to 15 years. Accumulated amortization of patent costs was $15.7 million and $25.2 million as of December 31, 2001 and 2000, respectively. The carrying value of patents is regularly reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from the patent is less than their carrying value.

Derivatives and Hedging Activities

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, (“SFAS 133”) requires that all derivatives be recognized on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company assesses, both at its inception and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in cash flows of hedged items. The Company assesses hedge ineffectiveness on a quarterly basis and records the gain or loss related to the ineffective portion to current earnings to the extent significant. If the Company determines that a forecasted transaction is no longer probable of occurring, the Company discontinues hedge accounting for the affected portion of the hedge instrument, and any related unrealized gain or loss on the contract is recognized in current earnings.

Comprehensive Income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income”, requires the display of comprehensive income and its components as part of the Company’s full set of financial statements. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income, such as translation adjustments and unrealized holding gains and losses on available-for-sale marketable securities and certain derivative instruments, net of tax. The Consolidated Statements of Shareholders’ Equity reflect comprehensive income for years ended December 31, 2001, 2000 and 1999 of $259.8 million, $310.3 million and $279.2 million, respectively.

In accordance with SFAS 133, the Company records an adjustment to other comprehensive income to recognize at fair value all derivatives designated as cash flow hedging instruments, which comprised unrealized gains or losses related to the Company’s interest rate swaps. During 1999, the Company recorded $4.5 million of unrealized gains to other comprehensive income reflecting the increase in the fair value of the interest rate swaps and at December 31, 1999 had a cumulative unrealized gain, net of tax, of $366,000. During 2000, the Company recorded $1.5 million of unrealized losses to other comprehensive income reflecting the decrease in the fair value of the interest rate swaps and at December 31, 2000 had a cumulative unrealized loss, net of tax, of $1.1 million. During 2001, the Company recorded $1 million of unrealized losses to other comprehensive income reflecting the decrease in the fair value of the interest rate swaps and at December 31, 2001 had a cumulative unrealized loss, net of tax, of $2.1 million.

The Company has foreign currency forward contracts to hedge specific transactions denominated in foreign currencies. During 1999, the fair value of the Company’s foreign currency forward contracts increased by $6.7 million in unrealized gains. At December 31, 1999, the Company had cumulative unrealized gains, net of tax, of $6.7 million on its foreign currency forward contracts. During 2000, the fair value of the Company’s foreign currency forward contracts decreased by $5.3 million. At December 31, 2000, the Company had cumulative unrealized gains, net of tax, of $1.4 million on its foreign currency forward contracts. During 2001, the fair value of the Company’s foreign currency forward contracts decreased by approximately $0.1 million. At December 31, 2001, the Company had cumulative unrealized gains, net of tax, of $1.3 million on its foreign currency forward contracts.

Segment Information

Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, (“SFAS 131”) establishes standards for reporting information on operating segments in interim and annual financial statements. The Company’s chief operating decision-makers review the profit and loss of the Company on an aggregate basis and manage the operations of the Company as a single operating segment. Accordingly, the Company operates in one segment, which is the business of developing, manufacturing and marketing drugs for human health care.

Revenue Recognition and Accounts Receivable

SEC Staff Accounting Bulletin No 101 (“SAB 101”) was effective for the Company in fiscal 2000. SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. SAB 101 establishes the SEC’s view that it is not appropriate to recognize revenue until all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. Further, SAB 101 requires that both title and the risks and rewards of ownership be transferred to the buyer before revenue can be recognized. The Company believes that its revenue recognition policies are in compliance with SAB 101.

Revenues from product sales are recognized when product is shipped and title and risk of loss has passed to the customer. Revenues are recorded net of applicable allowances for returns, rebates and other applicable discounts and allowances. The Company prepares its estimates for sales returns and allowances, discounts and rebates quarterly based primarily on historical experience updated for changes in facts and circumstances, as appropriate.

The Company receives royalty revenues under license agreements with a number of third parties that sell products based on technology developed by the Company or to which the Company has rights. The license agreements provide for the payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on estimates of the sales that occurred during the relevant period. The relevant period estimates of sales are based on interim data provided by licensees and analysis of historical royalties paid to the Company (adjusted for any changes in facts and circumstances, as appropriate). The Company maintains regular communication with its licensees in order to gauge the reasonableness of its estimates. Differences between actual royalty revenues and estimated royalty revenues are reconciled and adjusted for in the period which they become known, typically the following quarter. Historically, adjustments have not been material based on actual amounts paid by licensees. There are no future performance obligations on the part of the Company under these license agreements.

Revenue is not recognized in any circumstances unless collectibility is reasonably assured.

Research and Development Expenses

Research and development expenses are comprised of costs incurred in performing research and development activities including salaries and benefits, facilities costs, overhead costs, clinical trial and related clinical manufacturing costs, contract services and other outside costs. Research and development costs, including upfront fees and milestones paid to collaborative partners, are expensed as incurred.

Earnings per Share

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”). SFAS 128 requires the presentation of “basic” earnings per share and “diluted” earnings per share. Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of shares of common stock outstanding. For purposes of calculating diluted earnings per share the denominator includes both the weighted average number of shares of common stock outstanding and the number of dilutive common stock equivalents such as stock options and warrants.

Dilutive securities include options outstanding under the Company’s stock option plans. Options to purchase 3.8 million shares, 2.7 million shares and 276,000 shares were outstanding at December 31, 2001, 2000, and 1999, respectively, but not included in the computations of diluted earnings per share because the options’ exercise prices were greater than the average market price during the periods. The put warrants sold in connection with the Company’s stock repurchase program in 1999 did not have a significant additional dilutive effect. As of December 31, 2001, there were no outstanding put warrants.

Shares used in calculating basic and diluted earnings per share for the periods ending December 31, are as follows:

(in thousands)	2001	2000	1999

Weighted average number of shares of common stock outstanding	148,355	148,743	149,921

Dilutive stock options	4,561	5,859	7,867

Shares used in calculating diluted earnings per share	152,916	154,602	157,788

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

The average maturity of the Company’s marketable securities as of December 31, 2001 and 2000 was 29 months and 30 months, respectively. Proceeds from maturities and other sales of marketable securities, which were primarily reinvested, for the years ended December 31, 2001, 2000 and 1999 were approximately $735 million, $606 million and $1,006 million, respectively. The cost of securities sold is determined based on the specific identification method. Realized gains and (losses) on these sales for the years ended December 31, 2001, 2000 and 1999 were $6.1 million, $(1.8) million and $(1.4) million, respectively.

The following is a summary of marketable securities:

		Net
		Unrealized	Amortized
(in thousands)	Fair Value	Gains	Cost

December 31, 2001:

U.S. Government securities	$252,838	$6,414	$246,424

Corporate debt securities	491,227	12,349	478,878

	$744,065	$18,763	$725,302

Marketable securities, noncurrent	$12,183	$—	$12,183

December 31, 2000:

U.S. Government securities	$288,214	$5,284	$282,930

Corporate debt securities	345,461	2,444	343,017

	$633,675	$7,728	$625,947

Marketable securities, noncurrent	$71,982	$28,174	$43,808

The Company uses interest rate swap agreements to mitigate the risk associated with its floating rate debt. The fair value of the interest rate swap agreements at December 31, 2001, representing the cash requirements of the Company to settle the agreements, approximated $3.3 million. The fair value of the interest rate swap agreements at December 31, 2000, representing the cash requirements of the Company to settle the agreements, was approximately $1.7 million. The Company has designated the interest rate swaps as cash flow hedges. There were no amounts of hedge ineffectiveness related to the Company’s interest rate swaps during 2001 and 2000, and no gains or losses were excluded from the assessment of hedge effectiveness. The Company records the differential to be paid or received on the interest rate swaps as incremental interest expense. The Company expects approximately $2.5 million in losses related to its interest rate swaps to affect earnings in 2002.

The Company has foreign currency forward contracts to hedge specific transactions denominated in foreign currencies. All foreign currency forward contracts have durations of ninety days to 12 months. These contracts have been designated as cash flow hedges and accordingly, to the extent effective, any unrealized gains or losses on these foreign currency forward contracts are reported in other comprehensive income. Realized gains and losses for the effective portion are recognized with the underlying hedge transaction. The Company assesses hedge ineffectiveness on a quarterly basis and records the gain or loss related to the ineffective portion to current earnings to the extent significant. If the Company determines that a forecasted transaction is no longer probable of occurring, the Company discontinues hedge accounting for the affected portion of the hedge instrument and any related unrealized gain or loss on the contract is recognized in current earnings. The notional settlement amount of the foreign currency forward contracts outstanding at December 31, 2001 was approximately $113.4 million. These contracts had a fair value of $2.0 million, representing an unrealized gain, and were included in other current assets at December 31, 2001.

In 2001, there were no significant amounts recognized in earnings due to hedge ineffectiveness or as a result of the discontinuance of cash flow hedges upon determining that it was no longer probable that the original forecasted transaction would occur. The Company recognized $6.9 million of gains in product revenue and $2 million of gains in royalty revenue for the settlement of certain effective cash flow hedge instruments during the year ended December 31, 2001. These settlements were recorded in the same period as the related forecasted transactions affecting earnings. The Company expects approximately $2 million of unrealized gains at December 31, 2001 to affect earnings in 2002 related to its foreign currency forward contracts.

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

3. Borrowings

As of December 31, 2001, the Company had $14.2 million outstanding under a floating rate loan with a bank (the “Term Loan”). The Term Loan is collateralized by the Company’s laboratory and office building in Cambridge, Massachusetts. The Term Loan provides for annual principal payments of $1.7 million in each of the years 1996 through 2004 with the balance due May 8, 2005. The Company also entered into an interest rate swap agreement, with the same bank, fixing its interest rate at 7.5% during the remaining term of the loan, payable semi-annually.

As of December 31, 2001, the Company had $33 million outstanding under a floating rate loan agreement with a bank for financing the construction of its biological manufacturing facility in North Carolina (the “Construction Loan”). The Construction Loan is collateralized by the facility. Payments of $805,000 are due quarterly through 2006 with the balance due in 2007. The Company also entered into an interest rate swap agreement, with the same bank, fixing its interest rate at 7.75% during the remaining term of the loan, payable quarterly.

The Term Loan and Construction Loan agreements include various covenants, including financial covenants, which require the Company to maintain minimum net worth, cash flow and various financial ratios. The Company’s long-term debt obligations are carried at face value, which approximates fair market value.

Long-term debt at December 31, consists of the following:

(in thousands)	2001	2000

Term Loan due 2005	$14,168	$15,836

Construction Loan due 2007	33,017	36,237

	47,185	52,073

Current portion	(4,888)	(4,888)

	$42,297	$47,185

4. Consolidated Balance Sheets Details

Property and equipment:

	December 31,
(in thousands)	2001	2000

Land	$23,532	$12,349

Buildings	170,504	84,119

Leasehold improvements	65,381	63,845

Equipment	249,887	185,404

Construction in Progress	218,521	191,355

Total cost	727,825	537,072

Less accumulated depreciation	171,827	136,643

	$555,998	$400,429

Depreciation expense was $36.9 million, $27.8 million and $25.9 million for 2001, 2000 and 1999, respectively.

Accrued expenses and other:

	December 31,
(in thousands)	2001	2000

Royalties and licensing fees	$34,361	$32,188

Income taxes	90,131	69,494

Clinical trial costs	13,099	24,694

Legal settlement accrual	20,000	—

Other	81,519	51,888

	$239,110	$178,264

5. Pensions

The Company has a defined benefit pension plan which provides benefits to substantially all of its employees. The Company also has a supplemental retirement benefit plan which covers certain employees. The pension plans are noncontributory with benefit formulas based on employee earnings and credited years of service. The Company’s funding policy for its pension plans is to contribute amounts deductible for federal income tax purposes. Funds contributed to the plans are invested in fixed income and equity securities.

The components of net periodic pension cost for each of the three years ended December 31 are summarized below:

(in thousands)	2001	2000	1999

Service cost	$3,644	$3,314	$2,923

Interest cost	2,039	1,799	1,307

Expected return on plan assets	(1,655)	(1,258)	(994)

Amortization of prior service cost	43	43	43

Amortization of net actuarial loss	16	86	22

Net pension cost	$4,087	$3,984	$3,301

Reconciliations of projected benefit obligations, fair value of plan assets and the funded status of the plans as of December 31, are presented below:

(in thousands)	2001	2000

Change in projected benefit obligation

Net projected benefit obligation at the beginning of the year	$(24,434)	$(19,377)

Service cost	(3,644)	(3,314)

Interest cost	(2,039)	(1,799)

Actuarial loss	(190)	(935)

Gross benefits paid	317	991

Net projected benefit obligation at the end of the year	(29,990)	(24,434)

Change in plan assets

Fair value of plan assets at the beginning of the year	15,256	15,061

Actual return on plan assets	(1,090)	(934)

Employer contributions	5,000	2,000

Gross benefits paid	(182)	(752)

Administrative expenses	(256)	(119)

Fair value of plan assets at the end of the year	18,728	15,256

Funded status at the end of the year

Funded status at the end of the year	(11,262)	(9,178)

Unrecognized net actuarial loss	4,295	1,224

Unrecognized prior service cost	229	271

Net amount recognized at the end of the year	$(6,738)	$(7,683)

Weighted average assumptions at the end of the year	2001	2000

Discount rate	7.25%	7.50%

Expected return on plan assets	9.00%	8.00%

Rates of compensation increase	5.00%	5.00%

The Company has an unfunded supplemental retirement plan. As of December 31, 2001 the projected benefit and the accumulated benefit obligations were $5.9 million and $4.6 million, respectively. As of December 31, 2000 the projected benefit and the accumulated benefit obligations were $5.7 million and $3.7 million, respectively.

6. Other Income, Net

Other income, net consists of the following (in thousands):

		December 31,
(in thousands)	2001	2000	1999

Interest income	$44,128	$42,965	$35,407

Interest expense	(3,954)	(4,310)	(4,639)

Other income (expense)	(10,875)	120,094	(18,003)

Total other income, net	$29,299	$158,749	$12,765

Other income (expense) for the period ended December 31, 2001 included realized gains on the sale of certain non-current marketable securities totaling $32.1 million and a $28 million write-down of unrealized losses in certain non-current marketable securities that were determined to be other than temporary. Additionally, the Company reported a charge of $20 million as part of the settlement of the ongoing patent infringement dispute with Berlex. (See Note 9 of the Notes to Consolidated Financial Statements).

Other income (expense) for the period ended December 31, 2000 included realized gains on the sale of certain non-current marketable securities totaling approximately $101.1 million. Additionally, the Company realized gains of approximately $24.1 million upon the acquisition of two of its investees by third parties. Other income (expense) for the period ended December 31, 1999 included a $15 million write-down of unrealized losses in certain non-current marketable securities that were determined to be other than temporary.

As part of its strategic product development efforts, the Company invests in equity securities of certain biotechnology companies with which it has collaborative agreements. As a matter of policy, Biogen determines on a quarterly basis whether any decline in the fair value of a marketable security is temporary or other than temporary. Unrealized gains and losses on marketable securities are included in other comprehensive income in shareholders’ equity, net of related tax effects. If a decline in the fair value of a marketable security below the Company’s cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value with a charge to current earnings. The factors that the Company considers in its assessments include prospects for favorable clinical trial results, new product initiatives and new collaborative agreements.

As part of its assessments at December 31, 2001, the Company assessed the unrealized losses on its investments in Curis Inc. and Targeted Genetics Corporation, and determined that the positive evidence suggesting that these investments would recover to at least the Company’s purchase price was not sufficient to overcome the presumption that the current market price of the investments was the best indicator of value at December 31, 2001. Accordingly, the related unrealized losses of approximately $28 million were recognized as other expense in the fourth quarter of 2001. As part of its assessments at June 30, 1999, the Company assessed the unrealized losses on its investments in Creative BioMolecules, Inc, CV Therapeutics, and CuraGen, and determined that the positive evidence suggesting that these investments would recover to at least the Company’s purchase price was not sufficient to overcome the presumption that the current market price of the investments was the best indicator of value at June 30, 1999. Accordingly, the related unrealized losses of approximately $15 million were recognized as other expense in the second quarter of 1999.

The Company had no unrealized losses at December 31, 2001 that were determined to be temporary.

7. Income Taxes

The components of income before income taxes and of income tax expense (benefit) for each of the three years ended December 31, are as follows:

(in thousands)	2001	2000	1999

Income before income taxes:

Domestic	$298,669	$379,489	$253,303

Foreign	90,828	107,616	75,713

	$389,497	$487,105	$329,016

Income tax expense:

Current

Federal	$119,930	$115,696	$112,499

State	12,911	11,969	15,587

Foreign	1,917	1,098	4,206

	$134,758	$128,763	$132,292

Deferred

Federal	$(16,257)	$25,344	$(20,863)

State	(1,687)	(579)	(2,863)

	(17,944)	24,765	(23,726)

Total income tax expense	$116,814	$153,528	$108,566

Deferred tax assets (liabilities) are comprised of the following at December 31:

(in thousands)	2001	2000

Tax credits	$25,440	$28,135

Inventory and other reserves	18,288	11,532

Other	380	380

Deferred tax asset	44,108	40,047

Depreciation, amortization and other	(10,365)	(24,189)

Unrealized gain on investments	(6,424)	(12,956)

Deferred tax liabilities	(16,789)	(37,145)

	$27,318	$2,901

A reconciliation of the U.S. federal statutory tax rate to the effective tax rate for the periods ending December 31 is as follows:

	2001	2000	1999

Statutory rate	35.0%	35.0%	35.0%

State taxes	2.5	3.2	3.3

Foreign taxes	(4.2)	(2.6)	(2.6)

Credits and net operating loss utilization	(3.4)	(3.3)	(2.6)

Other	0.1	(0.8)	(0.1)

Effective tax rate	30.0%	31.5%	33.0%

At December 31, 2001, the Company had tax credits of $25.4 million, most of which expire at various dates through 2016.

As of December 31, 2001, undistributed foreign earnings of non-U.S. subsidiaries included in consolidated retained earnings aggregated $188.3 million, exclusive of earnings that would result in little or no tax under current U.S. tax law. The Company intends to reinvest these earnings indefinitely in operations outside the United States. It is not practicable to estimate the amount of additional tax that might be payable if such earnings were remitted to the United States.

8. Research Collaborations

In July 2001, the Company signed a development and marketing collaboration agreement (the “ICOS Agreement”) with ICOS Corporation (“ICOS”), under which the Company and ICOS will collaborate worldwide on the development and commercialization of orally active, small molecule LFA-1 antagonists as oral therapeutics for the treatment of inflammatory conditions. Under the terms of the ICOS agreement, the Company paid ICOS a one-time, non-refundable license fee of $8 million, which was charged to research and development expense. Additionally, as part of the agreement, Biogen made available to ICOS a line of credit in the amount of $20 million, of which $17.7 million was available at December 31, 2001. During 2001, the Company provided $2.3 million from the line of credit to ICOS that was charged to research and development expense in 2001 upon the achievement of certain clinical milestones by ICOS. As of December 31, 2001, there were no borrowings outstanding under the credit facility. The Company has committed to providing milestone payments to ICOS upon the achievement of certain future events. If all the milestones were achieved and commercialization were to be successful in excess of specified levels of sales, the Company would be required to pay up to an additional $83.5 million over the life of the agreement.

In September 2000, the Company signed a research and development agreement (the “Eos Agreement”) with Eos Biotechnology, Inc. (“Eos”), under which the Company and Eos will collaborate in the research and development of novel targets for antibody and protein therapeutics in the area of breast cancer. Under the Eos Agreement, the Company purchased 1.9 million shares of preferred stock of Eos for $5 million at fair market value. In addition, the Company paid a one-time non-refundable license fee of $6 million, which was charged to research and development expense and acquired certain exclusive, worldwide rights related to breast cancer-specific molecules for the use in the development of new antibody and secreted protein therapeutics. The Company accounts for its investment in Eos, which is included in other assets, using the cost method of accounting, subject to periodic review of impairment. The Company provided Eos with research and development funding of $1.5 million in 2001 and $250,000 in 2000. The Company expects to fund research activities of Eos related to the collaboration of up to $1.5 million, $1.75 million and $1 million in 2002, 2003, and 2004, respectively.

In August 2000, the Company signed a development and marketing collaboration agreement (the “Antegren Agreement”) with Elan Pharma International, Ltd, an affiliate of Elan Corporation, plc (“Elan”) under which the Company and Elan collaborate in the development, manufacture and commercialization of Antegren® (natalizumab), a humanized monoclonal antibody and alpha 4 integrin inhibitor. Under the terms of the Antegren Agreement, Biogen and Elan will share costs for on-going development activities. The Company paid a one-time non-refundable license fee of $15 million in 2000, which was charged to research and development expense. During 2001, the Company provided $16 million to Elan for certain milestones achieved during the year, which were charged to research and development expense. The Company has committed to paying Elan additional amounts upon the completion of certain future milestones. If all the milestones are achieved, the Company would be required to pay up to an additional $21 million over the life of the agreement.

In October 1997, the Company signed a research and option agreement (the “CuraGen Agreement”) with CuraGen Corporation (“CuraGen”) under which the Company and CuraGen collaborate in the discovery of novel genes using CuraGen’s functional genomics technologies. The Company provided CuraGen with research and development funding of $1.5 million and $1.1 million in 2000 and 1999, respectively. The CuraGen Agreement was terminated in September 2000 and all investments in CuraGen common stock were sold during the year 2000.

In July 1996, the Company signed a collaborative research and commercialization agreement (the “Ontogeny Agreement”) with Ontogeny, Inc. (“Ontogeny”), a private biotechnology company, for the development and commercialization of three specific hedgehog cell proteins, a class of novel human proteins, that are responsible for reducing the formation or regeneration of tissue. In August 2000, Ontogeny merged with two other biotechnology companies to form Curis Inc. (“Curis”). As a shareholder in Ontogeny, Biogen received Curis common stock in exchange for the Company’s shares in Ontogeny. The Company provided $1 million and $2.8 million of research funding to Ontogeny in 2000 and 1999, respectively. Additionally, the Company provided $1.5 million upon conclusion of the Ontogeny Agreement, which was charged to research and development expense in 2000. At December 31, 2001 the Company retained approximately 308,000 shares of Curis common stock, and included the investment in long-term marketable securities available-for-sale.

In August 1995, the Company signed a collaborative research agreement (the “Genovo Agreement”) for the development of human gene therapy treatments with Genovo, Inc. (“Genovo”), a gene therapy research company. Under the Genovo Agreement, the Company acquired 380,000 shares of Genovo Series A Preferred stock for $4.5 million and acquired certain licensing rights. The Company accounted for this investment, which was included in other assets, using the equity method of accounting. The Company recorded its proportion of Genovo’s net losses as research and development expense in the amounts of $3.9 million and $7.6 million in 2000 and 1999, respectively. In August 2000, Genovo entered into a merger agreement (“Targeted Merger Agreement”) with Targeted Genetics Corporation (“Targeted”). As a shareholder in Genovo, Biogen received Targeted common stock in exchange for the Company’s shares in Genovo. Additionally, concurrently with the Targeted Merger Agreement, the Company entered into a development and marketing agreement and a funding agreement (the “Targeted Agreements”) for gene therapy research and development in oncology. The Targeted Agreements provide for a $10 million credit facility. Targeted also has an option to sell to the Company an additional $10 million of Targeted common stock at fair value. As of December 31, 2001, there were $10 million of borrowings outstanding under the credit facility and no additional common stock had been purchased by the Company. The Company provided $1 million and $250,000 in research funding to Targeted in 2001 and 2000, respectively. The Company expects to fund research activities of Targeted related to the collaboration of up to $1 million and $750,000 in 2002 and 2003, respectively.

9. Commitments and Contingencies

The Company rents laboratory and office space and certain equipment under noncancellable operating leases. The rental expense under these leases, which terminate at various dates through 2015, amounted to $17.2 million in 2001, $14.9 million in 2000 and $11.9 million in 1999. The lease agreements contain various clauses for renewal at the option of the Company and, in certain cases, escalation clauses linked generally to rates of inflation.

At December 31, 2001, minimum annual rental commitments under noncancellable leases were as follows:

Year	(in thousands)

2002	$20,493

2003	18,861

2004	18,472

2005	17,599

2006	12,573

Thereafter	57,579

Total minimum lease payments	$145,577

The Company is building a large scale manufacturing plant in Research Triangle Park, North Carolina. The Company expects that construction will be completed early in 2002. The project is expected to cost $175 million, of which $172.5 million had been committed for construction costs at December 31, 2001. Additionally, the Company began expansion of its Research Triangle Park, North Carolina complex by constructing a laboratory office building and adding manufacturing capacity. The projects are expected to be completed by the summer of 2003 at a total cost of approximately $138 million. As of December 31, 2001, the Company had committed $87 million for construction costs. The Company is also completing plans to build a fill finish plant in Denmark. The Company expects that construction will commence in 2002 and be completed early in 2005, at an estimated cost of $130 million. At December 31, 2001, $17 million had been committed for construction costs related to the fill finish plant in Denmark.

On July 3, 1996, Berlex Laboratories, Inc. (“Berlex”) filed suit against Biogen in the United States District Court for the District of New Jersey alleging infringement by Biogen of Berlex’s “McCormick” patent (U.S. Patent No. 5,376,567) in the United States in the production of Biogen’s AVONEX product. In November 1996, Berlex’s New Jersey action was transferred to the United States District Court in Massachusetts and consolidated for pre-trial purposes with a related declaratory judgment action previously filed by Biogen. On August 18, 1998, Berlex filed a second suit against Biogen alleging infringement by Biogen of a patent which was issued to Berlex in August 1998 and which is related to the McCormick patent (U.S. Patent No. 5,795,779). On September 23, 1998, the cases were consolidated for pre-trial and trial purposes. Berlex sought a judgment granting it damages, a trebling of any damages awarded and a permanent injunction restraining Biogen from the alleged infringement. A hearing on the parties’ summary judgment motions in the case was completed in March 2000. In September 2000, the District Court rendered final judgment in favor of Biogen and against Berlex determining that Biogen’s production of AVONEX did not infringe any of the claims of the Berlex patents. Berlex has appealed this decision with the Court of Appeals for the Federal Circuit. Oral arguments were presented by the parties to the Court of Appeals on November 7, 2001 and a decision is expected in the first half of 2002. In January 2002, Biogen and Berlex reached a settlement of the litigation pursuant to which the parties agreed to end the dispute in return for a payment of $20 million from Biogen to Berlex and the possibility of a second and final payment from Biogen to Berlex if the Court of Appeals were to reverse the District Court’s previous ruling granting summary judgment in favor of Biogen. If the Court of Appeals were to rule against Biogen and return the case to the District Court, Biogen believes that the most likely decision would require it to make a second and final payment of $55 million to Berlex. In the event the ruling is significantly adverse to Biogen, the second and final payment to Berlex would be $230 million. As part of the settlement, Biogen and Berlex agreed not to pursue further litigation about these patents. Biogen has recorded a $20 million charge in “Other Income, net” in the fourth quarter of 2001 to account for the first payment to Berlex. The Company has determined that, based on information currently available, the most probable outcome is that no additional payments will be required.

In 1995, the Company filed an opposition with the Opposition Division of the European Patent Office to oppose a European patent (the “Rentschler I Patent”) issued to Dr. Rentschler Biotechnologie GmbH (“Rentschler”) relating to compositions of matter of beta interferon. In 1997, the European Patent Office issued a decision to revoke the Rentschler I Patent. Rentschler appealed that decision and an oral hearing on the appeal took place in December 2000. At the oral hearing in order to gain reinstatement of the patent, Rentschler narrowed the patent claims so as to claim only a specific cell line. Biogen does not use the specific cell line now claimed. On October 13, 1998, the Company filed another opposition with the Opposition Division of the European Patent Office to oppose a second European patent issued to Rentschler (the “Rentschler II Patent”) with certain claims regarding compositions of matter of beta interferon with specific regard to the structure of the glycosylated molecule. A hearing on the Company’s opposition previously scheduled for October 2000 has been postponed, and will likely be held in 2002. While Biogen believes that the Rentschler II Patent will be revoked, if the Rentschler II Patent were to be upheld and if Rentschler were to obtain, through legal proceedings, a determination that the Company’s sale of AVONEX in Europe infringes a valid Rentschler II Patent, such result could have a material adverse effect on the Company’s results of operation and financial position.

10. Shareholders’ Equity

Convertible Exchangeable Preferred Stock

The Company has authority to issue 20,000,000 shares of $.01 par value preferred stock.

Shareholder Rights Plan

In 1989, the Company’s Board of Directors declared a dividend to holders of the Company’s common stock of rights (the “Old Rights”) to purchase shares of Series A Junior Participating Preferred Stock (the “Old Preferred Stock”). Each Old Right entitled the registered holder to purchase from the Company one one-hundredth of a share of Old Preferred Stock upon the terms and subject to the conditions set forth in a Rights Agreement, dated as of May 8, 1989, between the Company and The First National Bank of Boston (the “Old Plan”). The Old Plan and the Old Rights expired on May 8, 1999. Consequently, on April 16, 1999, the Board of Directors declared a dividend to holders of the Company’s common stock of one new preferred share purchase right (a “New Right”) for each outstanding share of common stock. The New Rights were granted on May 8, 1999 pursuant to a new Rights Agreement, dated May 8, 1999, between the Company and State Street Bank and Trust Company, as Rights Agent (the “New Plan”). Each New Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A-1 Junior Participating Preferred Stock, par value $.01 per share (“New Preferred Stock”), at a price of $850 per one one-thousandth of a share of New Preferred Stock, subject to adjustment. Each one one-thousandth of a share of New Preferred Stock has rights, privileges and preferences which make its value approximately equal to the value of one share of the Company’s common stock. The New Rights are exercisable only if a person or group acquires 20% or more of the outstanding common stock of the Company or commences a tender or exchange offer, the consummation of which would result in the ownership of 20% or more of the outstanding common stock of the Company. Once the New Rights become exercisable, and in some circumstances if additional conditions are met, each New Right will entitle the Company’s shareholders (other than the acquirer) to, among other things, purchase common stock at a substantial discount. Unless earlier redeemed or exchanged by the Company, the New Rights expire on May 8, 2009. The Company is entitled to redeem the New Rights at a price of $.001 per New Right.

The Old Preferred Stock has been eliminated and replaced with the New Preferred Stock. At December 31, 2001, the Company had 250,000 shares of New Preferred Stock authorized for use in connection with the New Plan.

Share Option and Purchase Plans

The Company has several stock-based compensation plans. The Company applies APB Opinion No. 25 “Accounting for Stock Issued to Employees” in accounting for its plans and applies Statement of Financial Accounting Standards No. 123 “Accounting for Stock Issued to Employees” (“SFAS 123”) for disclosure purposes only. The SFAS 123 disclosures include pro forma net income and earnings per share as if the fair value-based method of accounting had been used. Stock issued to non-employees is accounted for in accordance with SFAS 123 and related interpretations. Included in compensation expense for the periods ending December 31, 2001, 2000 and 1999 were approximately $829,000, $(249,000), and $7.5 million, respectively, related to stock based compensation plans.

The Company has several plans and arrangements under which it may grant options to employees, Directors and Scientific Board members to purchase common stock. Under the terms of the Company’s stock-based compensation plans, approximately 54 million options may be granted. Option grants are typically made under the 1985 Non-Qualified Stock Option Plan and the 1987 Scientific Board Stock Option Plan (the “Plans”). Options under the Plans are granted at no less than 100% of the fair market value on the date of grant. Options generally become exercisable over various periods, typically 5 to 7 years for employees and 3 years for Directors and Scientific Board members, and have a maximum term of 10 years.

Activity under these plans for the periods ending December 31, is as follows (shares are in thousands):

(shares are in thousands)	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, Jan. 1	16,917	$31.70	17,938	$24.53	22,376	$15.97

Granted	3,840	57.13	2,731	55.34	3,099	60.24

Exercised	(2,079)	15.48	(3,250)	11.61	(5,435)	10.45

Canceled	(921)	37.24	(502)	34.17	(2,102)	22.41

Outstanding, Dec. 31	17,757	$38.81	16,917	$31.70	17,938	$24.53

Options exercisable	9,466		9,093		9,384

Available for grant	9,081		1,578		3,807

Weighted average fair value of options granted		$31.77		$24.34		$26.23

The table below summarizes options outstanding and exercisable at December 31, 2001:

(shares are in thousands)	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Price	Outstanding	Life	Price	Exercisable	Price

$0.00-$10.00	1,505	1.98	$8.26	1,504	$8.26

$10.01-$20.00	5,122	4.38	15.90	4,328	15.60

$20.01-$30.00	665	6.04	22.88	428	22.97

$30.01-$40.00	186	6.76	33.20	157	33.13

$40.01-$50.00	2,295	7.02	41.41	1,505	41.16

$50.01-$60.00	5,772	9.30	55.72	648	54.43

$60.01-$70.00	660	8.90	64.29	108	64.25

$70.01-$80.00	1,369	7.95	72.37	706	72.18

Over $80.00	183	7.79	85.93	82	86.13

Total	17,757		$38.81	9,466	$27.16

The Company also has two employee stock purchase plans covering substantially all of its employees. The plans allow employees to purchase common stock at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under the plans are subject to certain limitations and may not exceed an aggregate of 1,000,000 shares; no shares may be issued after December 31, 2007. Through December 31, 2001, 465,189 shares have been issued under the stock purchase plans.

If compensation cost for the Company’s 2001, 2000 and 1999 grants under the stock-based compensation plans had been determined based on SFAS 123, the Company’s pro forma net income, and pro forma diluted earnings per share for the years ending December 31, would have been as follows (in thousands except per share data):

(in thousands, except per share data)	2001	2000	1999

Pro forma net income	$224,424	$294,412	$196,965

Pro forma diluted earnings per share	$1.47	$1.90	$1.25

The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999

Expected dividend yield	0%	0%	0%

Expected stock price volatility	44%	45%	36%

Risk-free interest rate	5.5%	6.9%	5.5%

Expected option term in years	7.5	5.5	5.6

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 did not apply to awards prior to 1995, and additional awards in future years are anticipated.

Stock Repurchase Program

On December 18, 2000, the Company announced that its Board of Directors had authorized the repurchase of up to 4 million shares of the Company’s common stock. The repurchased stock provides the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. During 2001, the Company repurchased approximately 1.5 million shares of its common stock at a cost of $88.3 million. Approximately 2.5 million shares remain authorized for repurchase under this program at December 31, 2001.

On February 22, 1999, the Company announced that its Board of Directors had authorized the repurchase of up to 8 million shares of the Company’s common stock. The repurchased stock provided the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. During 1999, the Company repurchased approximately 3.4 million shares of its common stock at a cost of $197.7 million. During 2000, the Company repurchased approximately 4.6 million shares of its common stock at a cost of $300.2 million, completing this program.

To enhance the 1999 stock repurchase program, the Company sold put warrants to and purchased call options from independent third parties for a total of 4 million shares of which 2.2 million shares were outstanding at December 31, 1999, at a strike price of $49.47. None of the put warrants and call options were outstanding at December 31, 2000 or 2001. Additionally, during 1999 in a separate put warrant program to facilitate its purchase of common stock, the Company sold put warrants for total proceeds of $22.1 million. The Company had put warrants to purchase 1.6 million shares outstanding at December 31, 1999, at an average strike price of $68.99 relating to this put warrant program. None of the put warrants were outstanding at December 31, 2000. The outstanding put warrants permitted a net-share settlement at the Company’s option and, therefore, did not result in a put obligation liability on the Company’s Consolidated Balance Sheets. The put warrants sold in connection with the Company’s stock repurchase program did not have a significant additional dilutive effect.

11. Segment Information

         The Company operates in one segment, which is the business of developing, manufacturing and marketing drugs for human health care. The chief operating decision-makers review the profit and loss of the Company on an aggregate basis and manage the operations of the Company as a single operating segment. The Company currently derives product revenues from sales of its AVONEX product for the treatment of relapsing forms of multiple sclerosis. The Company also derives revenue from royalties on worldwide sales by the Company’s licensees of a number of products covered under patents controlled by the Company, including alpha interferon and hepatitis B vaccines and diagnostic products. Revenues are primarily attributed from external customers to individual countries where earned based on location of the customer or licensee. At December 31, 2001, and 2000, respectively, product and royalty revenues from external customers in The Netherlands were approximately 11% and 10% of total revenues. As of December 31, 1999, no material amounts of product or royalty revenue could be attributable to an individual foreign country.

The Company’s geographic information is as follows (in thousands):

(in thousands)	US	Europe	Asia	Other	Total

December 31, 2001:

Product revenue from external customers	$711,143	$246,581	$—	$13,870	$971,594

Royalty revenue from external customers	45,164	21,911	4,468	223	71,766

Long-lived assets	614,026	9,214	—	79	623,319

December 31, 2000:	US	Europe	Asia	Other	Total

Product revenue from external customers	$552,591	$199,714	$—	$8,774	$761,079

Royalty revenue from external customers	120,578	26,414	16,479	1,902	165,373

Long-lived assets	497,347	6,125	—	113	503,585

December 31, 1999:	US	Europe	Asia	Other	Total

Product revenue from external customers	$442,278	$173,640	$—	$4,718	$620,636

Royalty revenue from external customers	117,182	38,391	15,871	2,355	173,799

Long-lived assets	346,706	20,910	—	131	367,747

The Company received revenue from three wholesale distributors and a specialty distributor in 2001 accounting for a total of 21%, 16%, 14%, and 14% of total product and royalty revenue. The Company received revenue from five unrelated parties in 2000 accounting for a total of 18%, 13%, 12%, 11% and 10% of total product and royalty revenue. The Company received revenue from five unrelated parties in 1999 accounting for a total of 15%, 13%, 13%, 11% and 11% of total product and royalty revenue.

12. Quarterly Financial Data (Unaudited)

(in thousands,	First	Second	Third	Fourth	Total
except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

2001

Total revenues	$237,047	$260,662	$265,193	$280,458	$1,043,360

Product revenue	219,997	243,217	249,203	259,177	971,594

Royalties revenue	17,050	17,445	15,990	21,281	71,766

Total expenses and taxes	181,387	200,343	205,517	212,729	799,976

Other income (expense), net	16,463	11,533	10,147	(8,844)	29,299

Net income	72,123	71,852	69,823	58,885	272,683

Basic earnings per share	0.49	0.48	0.47	0.40	1.84

Diluted earnings per share	0.47	0.47	0.46	0.39	1.78

2000

Total revenues	$216,848	$230,514	$233,754	$245,336	$926,452

Product revenue	174,596	190,009	193,242	203,232	761,079

Royalties revenue	42,252	40,505	40,512	42,104	165,373

Total expenses and taxes	194,506	175,191	198,577	183,350	751,624

Other income, net	99,024	16,737	33,204	9,784	158,749

Net income	121,366	72,060	68,381	71,770	333,577

Basic earnings per share	0.81	0.48	0.46	0.49	2.24

Diluted earnings per share	0.77	0.47	0.44	0.47	2.16

13. New Accounting Pronouncements

In July 2001, the FASB issued SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill’s impairment and that intangible assets other than goodwill be amortized over their useful lives. SFAS 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by the Company, as required, in fiscal year 2002. The impact of SFAS 141 and SFAS 142 on the Company’s financial statements is not expected to be material.

In August 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and will thus be adopted by the Company, as required, in fiscal year 2002. The adoption of SFAS 144 is not expected to have a material effect on the Company’s financial statements.

In February 2002, the FASB Emerging Issues Task Force (“EITF”) released EITF Issue No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. EITF 01-09 states that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. The provisions of EITF 01-09 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by the Company , as required, in 2002. The Company is currently evaluating the effect on the Company’s financial statements of adoption of EITF 01-09.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Biogen, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Biogen, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
January 17, 2002

Senior Executives and Board Members
Biogen, Inc. and Subsidiaries

Senior Biogen Executives	Board of Directors
James L. Vincent	James L. Vincent [2,3,5]
Chairman of the Board	Chairman of the Board
Biogen, Inc.
James C. Mullen
President and Chief Executive Officer	Alan Belzer [1,5]
President, Chief Operating Officer and Director,
Burt A. Adelman, M.D.	Allied-Signal, Inc. (retired)
Executive Vice-President – Research
and Development	Harold W. Buirkle [1,2,4]
Managing Director, The Henley Group, Inc. (retired)
Cornelis “Kees” Been
Senior Vice President – Oncology Business	Mary L. Good, Ph.D. [2]
Unit	Former Undersecretary for Technology, U.S
Department of Commerce; Managing Member,
Thomas J. Bucknum, Esq	Venture Capital Investors, LLC; Donaghey University
Executive Vice President – General Counsel,	Professor at University of Arkansas at Little Rock;
Secretary and Clerk	Dean, Donaghey College of Information Science and
System Engineering
Frank A. Burke, Jr.
Executive Vice President – Human Resources	Thomas F. Keller, Ph.D. [1]
R. J. Reynolds Professor and Former Dean, Fuqua School
Nadine D. Cohen, Ph.D.	of Business, Duke University
Senior Vice President – Regulatory Affairs
Roger H. Morley [2,4]
Michael Gilman, Ph.D.	Vice President, Schiller International University
Senior Vice President – Research	Co-Managing Director, R&R Inventions Ltd.;
Former President, American Express Co.
Sylvie L. Gregoire, Pharm. D
Executive Vice President – Technical	James C. Mullen
Operations	President and Chief Executive Officer
Biogen, Inc.
Robert A. Hamm
Senior Vice President – Europe, Canada,	Sir Kenneth Murray, Ph.D. [3,5]
Africa and Middle East	Biogen Professor of Molecular Biology, Emeritus
University of Edinburgh; Fellow of The Royal Society
Hans Peter Hasler
Executive Vice President – Commercial	Eckhard Pfeiffer
Operations	President and Chief Executive Officer,
Compaq Corporation (retired)
Peter N. Kellogg
Executive Vice President – Finance and	Phillip A. Sharp, Ph.D. [2,3]
Chief Financial Officer	Institute Professor and Director of the McGovern Institute
for Brain Research, Massachusetts Institute of Technology;
Toshio Nakata, D. Sc	Nobel Laureate
President – Biogen Japan, Ltd. and
Senior Vice President – Biogen, Inc.	Alan K. Simpson [5]
Director of the Institute of Politics and Visiting Lecturer,
John W. Palmer	John F. Kennedy School of Government, Harvard
Senior Vice President – Corporate	University; Visiting Lecturer, University of Wyoming;
Development	Former U.S. Senator

Patrick J. Purcell	James W. Stevens [1,5]
Senior Vice President – Chief Information	Former Chairman, Prudential Asset
Officer	Management Group

Craig Schneier	[1] Member of the Finance and Audit Committee
Senior Vice President – Strategic Organization,	[2] Member of the Compensation and Management
Design and Effectiveness	Resources Committee
[3] Member of the Project Share Committee
[4] Member of the Stock and Option Plan
Administration Committee
[5] Member of the Nominating Committee

Shareholder Information
Biogen, Inc. and Subsidiaries

Corporate Headquarters:			SEC Form 10-K
Biogen, Inc.			A copy of the Company’s annual report to the
14 Cambridge Center			Securities and Exchange Commission on
Cambridge, MA 02142			Form 10-K is available upon written request to the:
Telephone: (617) 679-2000			Public Affairs Department
Fax: (617) 679-2617			Biogen, Inc.
15 Cambridge Center
Annual Meeting			Cambridge, MA 02142.
Friday, June 14, 2002 at 10:00 a.m
at the Company’s offices in 15 Cambridge Center,			Transfer Agent
Cambridge, MA
All shareholders are welcome			For shareholder questions regarding lost certificates, address changes and changes of ownership or name in which the
Market for Securities			shares are held, direct inquiries to:
Biogen’s securities are quoted on the			EquiServe
NASDAQ National Market System			150 Royall Street
Common stock symbol: BGEN			Canton, MA 02021
(877) 282-1168
As of March 26, 2002 there were approximately			www.equiserve.com
2,514 holders of record of the Company’s Common
Stock. The Company has not paid any cash dividends
on its Common Stock since its inception, and does not			Independent Accountants
intend to pay any dividends in the foreseeable future			PricewaterhouseCoopers LLP
The quarterly high and low closing prices of the			160 Federal Street
Company’s Common Stock on the NASDAQ National			Boston, MA 02110
Market System for 2001 and 2000 are as follows:
U.S. Legal Counsel
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
	High	Low
Fiscal 2001			News Releases

First Quarter	74 [50]	51[31]	As a service to our shareholders and prospective investors,
Second Quarter	66 [80]	52 [03]	copies of Biogen news releases issued in the last 12 months
Third Quarter	61 [99]	49 [45]	are now available almost immediately 24 hours a day, seven
Fourth Quarter	59 [63]	52 [68]	days a week, on the Internet’s World Wide Web at
http:\www.prnewswire.com. Biogen news releases
Fiscal 2000			are usually posted within one hour of being issued
and are available at no cost.
First Quarter	119 [50]	69[87]
Second Quarter	72 [75]	49 [75]
Third Quarter	74 [75]	53[00]
Fourth Quarter	64 [25]	50[25]	The Biogen logo, AVONEX® and AMEVIVE® are registered
trademarks of Biogen, Inc. ADENTRI™ is a trademark of Biogen,
Inc. PEG-INTRON®, INTRON®A, and REBETOL® are registered
trademarks of Schering-Plough Corporation. REBETRON™ is a
trademark of Schering-Plough Corporation.
BETASERON® is a registered trademark of Berlex Laboratories, Inc.
BETAFERON® is a registered trademark of Schering AG, Germany.
COPAXONE® is a registered trademark of Teva Neuroscience, Inc.
INFERGEN® and NEUPOGEN® are registered trademarks
of Amgen, Inc. REBIF® is a registered trademark of
Serono S.A. ANTEGREN® is a registered trademark of Elan
Corporation. NOVANTRONE® and ENBREL® are registered
trademarks of Immunex Corporation. XANELIM® is a registered
trademark of Genentech, Inc. REMICADE® is a registered trademark of Centocor, Inc.

BIOGEN, INC.
Schedule II
Valuation and Qualifying Accounts and Reserves
Years Ended December 31, 2001, 2000 and 1999
(in thousands)

	Balance at			Balance at End
Description	Beginning of Period	Additions	Deductions	of Period

Allowance for Doubtful Accounts[1]

Year Ended December 31, 2001	$2,436	$386	$740	$2,082

Year Ended December 31, 2000	$1,642	$794	$—	$2,436

Year Ended December 31, 1999	$1,642	$—	$—	$1,642

Sales Returns & Allowances,

Discounts and Rebates[2]

Year Ended December 31, 2001	$9,040	$94,266	$89,027	$14,279

Year Ended December 31, 2000	$8,654	$58,666	$58,280	$9,040

Year Ended December 31, 1999	$5,592	$42,090	$39,028	$8,654

Figure 1

[1] Additions to allowance for doubtful accounts are recorded as an expense.

[2] Additions to sales returns & allowances, discounts, and rebates are recorded as a reduction of revenue.

S-1

Report of Independent Accountants on
Financial Statement Schedule

To the Board of Directors and
Shareholders of Biogen, Inc.:

Our audits of the consolidated financial statements referred to in our report dated January 17, 2002 appearing in the 2001 Annual Report to Shareholders of Biogen, Inc. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 14(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
January 17, 2002

S-2